SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act 1934

Report on Form 6-K dated May 23, 2019

BT GROUP PLC

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Enclosure: BT Group plc – Annual Report 2019 as sent to shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

By:	/s/ Rachel Canham
Name: Rachel Canham
Title: Company Secretary

Date: May 23, 2019

BT Group plc Annual Report 2019

At a glance

We help build better digital lives and businesses, and support the UK as a world- class digital economy.		In a rapidly changing industry…		…we have a clear business model…

Our purpose We use the power of communications to make a better world.		Market context We understand and respond to market opportunities and challenges.		Business model We provide customers with communications and connectivity services.

		p8		p12

…supported by a strategy with three refreshed priorities…		…a strong culture with shared values…		…focused on sustainable growth…

Our strategy • Differentiated customer experience. • Best converged network. • Simplified, lean and agile business.		People and culture Making BT a brilliant place to work.	Values • Personal • Simple • Brilliant	Key performance indicators	Group performance

p14		p22	p22	p30	p34

…and being a responsible business…		…to achieve our goal.

Non-financial performance Our performance as a sustainable and responsible business.	Governance Corporate Governance is critical to delivering our strategy.	Our goal Drive sustainable growth in value.

p32	p55

Non-Financial Reporting Information Statement

Our integrated approach to reporting means that the requirements of the Non-Financial Reporting Directive are addressed throughout the Strategic report. For ease of reference, information pertaining to each of the matters addressed by the new regulation can be found on the following pages: Human rights (page 25); Our people (page

22); Social (page 24); Environmental (page 26); Anti-corruption and bribery (page 32).

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BT Group plc	Annual Report 2019	Strategic report
Governance
Financial statements
Additional information

Contents

Strategic report

Look out for these throughout

the report:

Reference to another page in the report

Reference to further reading online

Critical accounting estimates

and key judgements

More information

btplc.com

bt.com/annualreport

Digital impact and sustainability report

btplc.com/digitalimpactandsustainability

A message from our Chairman	2
A message from our Chief Executive	3
About BT	4
Executive Committee	6
Market context	8
Our business model	12
Our strategy	14
Strategic progress	16
Our stakeholders	22
Our key performance indicators	30
Group performance	34
A message from the Openreach Chairman	42
Our approach to risk management	44
Our principal risks and uncertainties	46
Our viability statement	54
Governance	55
Financial statements	100
Additional information	185

This Strategic report was approved by the Board on 8 May 2019.

By order of the Board

Rachel Canham
Company Secretary & General Counsel, Governance
8 May 2019

Please see the cautionary statement regarding forward-looking statements on page 190.

Pages 1 to 54 form the Strategic report. It includes Our business model, Strategic progress, Group performance and Our principal risks and uncertainties.

The Governance section on pages 55 to 99 forms the Report of the Directors.

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BT Group plc	Annual Report 2019

A message from our Chairman

We have made good progress on delivering our strategy, focused around differentiated customer experience, our best converged network, and creating a simple, lean and agile business.

I am pleased to report that we have over the last year overcome numerous challenges to deliver a set of solid financial results. More importantly, we have made good progress on delivering our strategy, focused around differentiated customer experience, our best converged network, and creating a simple, lean and agile business. We have continued to deliver the vital connectivity and services that families and businesses in the UK and beyond need to flourish.

BT has a critical role at the heart of the UK’s digital future, and our substantial investments in fixed and mobile networks make an essential contribution. The new converged propositions we launched this year are the start of the services of the future. Within BT we are strengthening our focus on enabling the digital skills of our people, customers and communities, thereby further contributing to the UK’s digital economy.

We will be launching 5G in 16 cities this year. We will also increase our investment in fibre-to-the-premises (FTTP), while working with the Government and Ofcom to create the right conditions to go further and faster. We are pleased with our closer relationships with these key stakeholders as we unite around the common goal of building the UK’s FTTP network.

In May 2018 we agreed the 2017 triennial funding valuation for the BT Pension Scheme. This allows us to move ahead with greater financial certainty.

Our solid profit and normalised free cash flow not only provide the foundation for investment in our strategic priorities but allow us to reward shareholders. We are paying the same dividend as last year at 15.4p per share. We also expect to hold the dividend unchanged in respect of the 2019/20 financial year given our outlook for earnings and cash flow. The Board remains committed to our dividend policy, which is to maintain or grow the dividend each year whilst taking into consideration a number of factors including underlying medium term earnings expectations and levels of business reinvestment (which would include the consideration of accelerated FTTP investment).

I am satisfied we are making progress at pace. The coming year will see BT continuing its transformation to become a simplified, lean and agile business. Across the business I see a commitment to streamlining processes, governance and organisational structures; simplifying lines of responsibility; and helping people make better decisions.

As a Board, we are leading by example. I recently carried out a review of the structure, composition and operation of our committees to speed up decision making and improve overall governance. As a result, we have reduced the number of board committees and clarified lines of responsibility. Further details are described in the Governance report on page 55.

I would like to welcome non-executive directors Matthew Key and Allison Kirkby to the Board. They both bring valuable experience of the communications and technology sectors.

Gavin Patterson stepped down as chief executive at the end of January and I would like to thank him for his contribution to the business over his 15 years with the company. He led BT with vision and dedication through a challenging time and started the necessary process of transforming our business for the demands of modern society. We wish him well for the future.

I would like to extend a warm welcome to our new chief executive Philip Jansen. Philip is a proven leader with outstanding experience in managing large, complex businesses and has the right combination of skills and experience to take BT into the future. Philip has made an excellent start as chief executive and I am confident that he will have the full support of all our people as we embark on the challenging but exciting next chapter of this great company.

This is a very important time for BT and the UK’s digital economy. I look forward to working with Philip and his team as they develop our strategy and accelerate the reshaping of BT to deliver future success.

Jan du Plessis

Chairman

8 May 2019

Full year dividend per share

15.4p

Revenue

£23.4bn (1)%

Profit after tax

£2.2bn +6%

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BT Group plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

A message from our Chief Executive

I am delighted to be the new chief executive of BT. We play an important role in UK society and provide mission-critical services all around the world. It is a privilege to lead such a special company, with a great history and a very exciting future. BT creates value for a large and diverse group of stakeholders.

My first priority on joining in January was to meet as many BT colleagues as possible, and I have seen first-hand the energy and commitment they bring to doing the right thing by our customers. As we build the BT of the future, this dedication will be essential for transforming the company and improving the service we provide to our customers.

Many of our people talk to customers every day and can provide great insight into how they think. The way our customers see the world and our role in their lives and businesses is changing. In the coming year we will focus on developing a better understanding of what customers value about BT in each of our market segments.

BT is already making significant investments in our key markets and we have a very strong market position, but we need to invest more in our core areas to drive future growth. Constant innovation is key to keeping our business moving forward. Our increasing investment in fibre and 5G programmes is vital to our future success.

Our relationship with the UK Government and Ofcom continues to improve. We’re working in a pragmatic, straightforward and collaborative way. We want to shape the regulatory environment so that it is clear and predictable, enabling BT to succeed by delivering sustainable value that reflects what customers and society want.

Our core priorities around customer experience, building the best converged network and transforming our operating model underpin how we will compete and drive sustainable growth.

Everything we do should start with the aim of delivering a differentiated customer experience. We are already making progress with this. We introduced our first converged products, BT Plus, for consumers and 4G Assure, for small businesses, which have seen strong take-up. In the coming year there will be additional investment to improve our propositions, offer great value for money and increase consumer loyalty.

We will also invest to maintain our network leadership position. We already have the best mobile and fixed networks and in the coming year we will launch 5G across 16 UK cities and accelerate our rollout of FTTP. Although important points still need to be agreed, our dialogue with the Government and Ofcom is constructive and we are increasingly confident in the environment for investment in the UK. As a result we are increasing our aim of reaching 3 million homes to 4 million by March 2021 and 15 million by the mid-2020’s, subject to conditions being right.

BT has made progress during the year towards creating a simplified, lean and more agile business. We will make further improvements in the coming year to speed up decision making and the pace of work, making use of the latest digital technologies. Our people recognise we are too complex and want us to go faster in our transformation. Employee engagement is high, with a 77% engagement outcome for colleagues participating in our recent people survey. The results were generally encouraging, and demonstrate our collective desire to embrace the changes required to make BT a brilliant place to work and give our customers an outstanding experience.

I am pleased to see how much our people contribute to the community and am proud that BT encourages this work. One area I want us to really lead on is improving digital skills – for our colleagues, customers and families across the UK and well beyond. BT is uniquely qualified to help people navigate the opportunities and challenges of our digital age. Enabling these skills will help people adapt to new ways of working and create future customer demand for our products.

We’re committed to respecting human and digital rights – we launched an overarching human rights policy, and we’re partnering with others to combat modern slavery. We continue to tackle environmental challenges, having recently announced our ambition to be a net zero carbon emissions business by 2045.

BT has delivered solid results for the year, and this is due to the commitment of our colleagues. The markets we are in remain highly competitive and we continue to expect market dynamics, cost inflation and legacy product declines and the changing regulatory environment to impact our results in the short term, however, we are confident that our plans will deliver good returns over the medium term and improve the quality and performance of the business.

As a result, for 2019/20, we expect adjusted revenue to be down around 2%. This is mainly as a result of the challenging market conditions, regulatory pressure in both fixed and mobile markets, and the ongoing impact from our decision to de-emphasise lower margin products, particularly in our enterprise businesses.

Along with the flow through of lower revenue, we expect our opex investments to result in Group adjusted EBITDA for 2019/20 being in the range £7.2bn – £7.3bn. While we will sustain these opex investments into 2020/21, we continue to expect Group adjusted EBITDA for 2020/21 to be above that for 2019/20.

We are raising our reported capital expenditure guidance (excluding BDUK clawback) for 2019/20 to be in a range of £3.7bn – £3.9bn. We expect normalised free cash flow for 2019/20 to out-turn in the range £1.9bn – £2.1bn.

I look forward to working alongside our colleagues to build the new BT and I am optimistic and energised for the future.

Philip Jansen

Chief Executive

8 May 2019

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BT Group plc	Annual Report 2019

About BT

Who we are

We’re one of the world’s leading communications services companies. We’re based in the UK but we serve customers in 180 countries.

What we do

We develop and sell communications products and services and build and operate networks that are an essential part of modern lives, businesses and communities.

How we’re organised

BT is organised into two types of units: customer-facing units that sell products and services and corporate units that support the whole group.

Financial highlights

Revenue

£23.4bn (1)%

Profit before tax

£2.7bn +2%

Basic earnings per share

21.8p +6%

Net cash inflow from

operating activities

£4.3bn (14)%

For more information on our

financial performance see page 34.

Change in underlying[a] revenue

(0.9)%

Adjusted[b] EBITDA

£7.4bn (2)%

Adjusted[b] earnings per share

26.3p (6)%

Normalised free

cash flow[c]

£2.4bn (18)%

Capital expenditure[d]

(excluding BDUK clawback)

£3.8bn +8%

Alternative performance measures

We assess the performance of the group using a variety of performance measures. These measures are not all defined under IFRS and are therefore termed ‘non-GAAP’ measures. We present a reconciliation from these non-GAAP measures to the nearest prepared measure in accordance with IFRS on pages 185 to 187. The alternative performance measures we use may not be directly comparable with similarly titled measures used by other companies.

[a]  Underlying revenue excludes specific items, foreign exchange movements and disposals.

[b]  Items presented as adjusted are stated before specific items. See page 185 for more information.

[c]  After net interest paid, before pension deficit payments (including the cash tax benefit of pension deficit payments) and specific items.

[d]  Additions to property, plant and equipment and software in the period less proceeds from disposals.

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BT Group plc	Annual Report 2019	Strategic report
Governance
Financial statements
Additional information

Our customer-facing units		Our corporate units

Consumer

Across our three brands – BT, EE and Plusnet – we connect customers to information, entertainment, friends and family, at home and on the move. Between them, the three brands serve the whole of the UK, providing mobile, broadband, home phone and TV services. We buy access to fixed-line and broadband infrastructure from Openreach, and we use EE’s mobile network to provide mobile phone services.

Led by

Marc Allera

CEO, Consumer

Enterprise

We sell communications and IT services to businesses and public sector organisations in the UK and Ireland. We also provide network products and services to communications providers operating in Great Britain. We’re focused on four main product markets: fixed voice, mobile, converged connectivity and networked IT services.

Led by

Gerry McQuade

CEO, Enterprise

Strategy and Transformation

We are responsible for developing and setting corporate, network and product strategies for the group. We also drive pan-BT transformation programmes.

Led by

Michael Sherman

Chief strategy

and transformation officer

Technology

We are responsible for designing, building and operating BT’s core and mobile networks, platforms and IT systems in the UK and globally. We also work with the customer-facing units to develop and roll out products and services for their customers.

Led by

Howard Watson

Chief technology

and information officer

Corporate functions

The remaining corporate units carry out central activities on behalf of the group. We benefit from shared expertise and economies of scale. They include: Finance, HR, Legal and Company Secretarial, Compliance, Corporate Affairs, Property, Facilities, Procurement, Regulatory Affairs and Group Business Services.

External revenue £10,588m +3%	External revenue £5,933m (4)%
Percentage of group revenue 45%	Percentage of group revenue 25%

Global Services

We are a leading enterprise communications provider, serving enterprise customers in 180 countries. We provide managed network and IT infrastructure services, enabling customers’ digital transformations.

Led by

Bas Burger

CEO, Global Services

Openreach

We build and operate the fixed network that connects the UK’s homes and businesses. We are responsible for providing wholesale ‘last mile’ fixed access from premises to exchanges, and installing and maintaining the fibre and copper communications networks.

Led by

Clive Selley

CEO, Openreach

External revenue £4,735m (6)%	External revenue £2,200m (3)%
Percentage of group revenue 20%	Percentage of group revenue 10%

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BT Group plc	Annual Report 2019

Executive Committee

The Executive Committee provides input and recommendations to support the chief executive in exercising the authority delegated by the Board to run the business of the group day-to-day. It meets weekly and is chaired by the chief executive.

The Executive Committee assists the chief executive in:

• developing the group strategy and budget for the Board’s approval

• executing the strategic plan once agreed by the Board

• providing assurance to the Board in relation to overall performance and risk management.

All decisions are taken by the chief executive, or his delegate, in keeping with the principle of single point accountability.

Philip Jansen

Chief executive

Appointed as chief executive in February 2019 and on the Board since January 2019.

Philip joined BT from Worldpay where he had been CEO since April 2013. Before that he was CEO and then chairman at Brakes Group between 2010 and 2015. Philip spent the previous six years at Sodexo where he was group chief operating officer and chief executive, Europe, South Africa and India. Prior to that he was chief operating officer at MyTravel Group from 2002 to 2004 and managing director of Telewest Communications (now Virgin Media) from 2000 to 2002, after starting his career at Procter & Gamble.

Simon Lowth

Chief financial officer

Appointed to the Board as chief financial officer in July 2016.

Simon was CFO and executive director of BG Group before the takeover by Royal Dutch Shell in February 2016. Previously Simon was CFO and an executive director of AstraZeneca, and finance director and executive director of ScottishPower. Prior to that, Simon was a director of McKinsey & Company.

Gerry McQuade

CEO, Enterprise

Appointed CEO, Wholesale and Ventures in March 2016 and became CEO, Enterprise in May 2018.

Gerry was formerly chief sales and marketing officer at EE responsible for the business, wholesale and product development areas which he had overseen since the merger in 2010 of Orange and T-Mobile. He joined the board of Orange in January 2008, and prior to Orange he was a founding director of Virgin Mobile.

Howard Watson

Chief technology and information officer

Appointed February 2016.

Howard was formerly chief architect and managing director, global IT systems and led the technical teams behind the launch of BT Sport in 2013.

Howard joined BT in 2011 and has 30 years of telecoms experience having spent time at Telewest Communications (now Virgin Media) and Cartesian, a telecommunications consultancy and software company.

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BT Group plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

Marc Allera

CEO, Consumer

Appointed February 2016 as CEO, EE and became CEO, Consumer in September 2017.

Marc was previously chief commercial officer for EE from 2011 to 2015. Marc spent ten years at Three UK as sales and marketing director and subsequently chief commercial officer. Prior to that, Marc was general manager of Sega UK and Europe.

Bas Burger

CEO, Global Services

Appointed June 2017.

Bas was formerly president, BT in the Americas, BT Global Services. Bas joined BT in 2008 as CEO Benelux.

Before joining BT, Bas was executive president and a member of the management committee of Getronics NV, where he ran global sales, channels and partnerships, developing the company’s international business. He was also CEO and managing director of KPN Entercom Solutions.

Sabine Chalmers

General counsel

Appointed April 2018.

Before joining BT, Sabine was chief legal and corporate affairs officer and company secretary of Anheuser-Busch InBev for 12 years. She also held various legal leadership roles at Diageo. Sabine is qualified to practise law in England and Wales and New York State.

Ed Petter

Corporate affairs director

Appointed November 2016.

Ed was formerly deputy director of corporate affairs at Lloyds Banking Group. Prior to that he held corporate affairs roles at McDonald’s Europe, McKinsey & Company and the Blue Rubicon communications consultancy, having previously worked as a news producer and editor at the BBC.

Cathryn Ross

Regulatory affairs director

Appointed January 2018.

Cathryn was formerly chief executive of Ofwat, the independent economic regulator for the water and waste water sector in England and Wales. Cathryn is an experienced regulatory and competition economist and has worked across a number of different sectors advising on economic, regulatory and competition issues.

Michael Sherman

Chief strategy and transformation officer

Appointed May 2018.

Michael is responsible for developing BT’s long-term strategy and guiding pan-BT business transformation. Prior to BT, Michael was a partner and managing director at Boston Consulting Group for 11 years. Before that, Michael spent eight years as an executive at Viewlocity, an enterprise software company.

Alison Wilcox

HR director

Appointed July 2015.

Alison was formerly regional HR director for Vodafone Europe and before that, regional HR director for Vodafone’s Africa, Middle East and Asia Pacific footprint. Alison joined Vodafone in 2006 as group director of leadership following a career in consulting.

Clive Selley

Invitee, CEO, Openreach

Clive was appointed CEO, Openreach in February 2016. He was formerly CEO, BT Technology, Service & Operations, CEO BT innovate & design and before that president, BT Global Services portfolio & service design. The CEO of Openreach cannot be a member of the Executive Committee under the provisions of the Commitments. Clive attends Executive Committee meetings as appropriate.

Rachel Canham

Company secretary & general counsel, governance

Rachel is company secretary of BT Group plc. She joined BT in 2011 as a senior commercial lawyer before becoming chief counsel for mergers & acquisitions in 2013. Rachel was appointed company secretary & general counsel, governance in November 2018. Rachel attends all Executive Committee meetings.

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BT Group plc	Annual Report 2019

Market context

By understanding market trends in our own industry and in others that affect us, we can take advantage of opportunities as they arise and act more quickly to reduce any risks to our business.

Our share of UK households

(Number of households)

Our brands	UK fixed connectivity	UK Mobile	TV and content	Converged connectivity and services	Global telecoms services	Fixed infrastructure
BT
EE
Plusnet
Openreach

Selected competitors primary offering

Amazon Prime Video
Apple TV
CityFibre
Giffgaff
Hyperoptic
Netflix
O2
Orange Business Solutions
Sky
TalkTalk
Three
Virgin Media
Vodafone
Please note that these are primary offerings. We acknowledge that our competitors also have secondary offerings in some of our markets in addition to the above.

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BT Group plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

UK fixed connectivity

Providing fixed broadband services to consumers, businesses and communications providers.

We connect customers to information, entertainment, and friends and family, at home.

Fixed connectivity includes providing connectivity directly to homes or businesses and is our biggest market by revenue. It includes voice telephony, internet access and the provision of dedicated lines for business and public sector customers.

Within Enterprise, we have three main types of customers with different communications needs:

• Small and Medium Enterprise customers, who we define as having fewer than 100 employees, often rely heavily on communications services and look for more consumer-style products.

• Corporate customers, who often have more complex needs, and who are increasingly buying more security and cloud-based products.

• Public Sector and Major Business customers, who look to buy both fixed and mobile services in multi-year contracts and who can demand very high security.

We also serve communications providers who want to buy solutions to sell on to their end customers.

This segment is experiencing a technology migration from the legacy Public Switched Telephone Network (PSTN) to Internet Protocol (IP). The UK Government actively supports this.

In Consumer, fixed internet connectivity is increasingly essential to our individual and household customers, with each using an average of 240GB a year. In 2018, nine in ten people had access to the internet in their home. Many adults claim to spend as much as 24 hours per week online, more than twice as much as in 2007.

Price competition on phone calls and broadband continues to be intense. Therefore, revenue opportunities in this segment focus on increased demand for higher speed and better-quality products, driven by consumers and businesses using more data.

UK mobile

Providing mobile connectivity to consumers, businesses and MVNOs.

This market includes any data or voice services on mobile devices. It is a major segment of our business.

We use EE’s mobile network to provide mobile phone services across our three brands to the whole of the UK.

Both Consumer and Enterprise sell mobile services in this market.

Another aspect of the mobile market is wholesaling to Mobile Virtual Network Operators (MVNOs) in the UK, where Mobile Network Operators offer wholesale mobile connectivity.

Historically, the mobile market has largely been driven by handset launches. Less innovation and differentiation mean consumers are keeping their handset for longer and visiting stores less often. This trend is leading to increased uptake of SIM-only plans in the market. We also see market volume growth coming from consumers buying extra SIMs and devices and using more data.

Businesses are increasingly letting their people use their own smartphones at work. Despite that, they are continuing to buy large data bundles to support their people’s increasing mobile data use, for example in areas such as collaboration.

The UK currently has more than 100 MVNOs and we are one of the leading providers of MVNO services.

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BT Group plc	Annual Report 2019

Market context continued

TV and content

Providing TV content to customers.	We sell TV content in our Consumer division under our BT and EE brands. We also wholesale BT Sport to other providers.

The UK has a well-established free-to-air TV service, on top of which consumers buy many premium content packages including live sport, which continues to be a staple in most UK homes.

In comparison to ‘cord-cutting’ where consumers abandon TV packages in favour of a range of over-the-top (OTT) streaming media offers, we are seeing some evidence of ‘package-thinning’ as an emerging feature of the market. This is where customers buy the most basic package to get TV access and accentuate this with on-demand OTT content.

These trends are affecting traditional providers in limiting their ability to sell premium monthly content subscription packages.

Converged connectivity and services

Providing converged products and services to customers.

With our fixed and mobile networks, we are well positioned in the converged connectivity and services market.

We have launched BT Plus, the UK’s first converged fibre and 4G plan that gives customers BT’s fastest speeds in and out of the home with a unique Keep Connected Promise, all on one simple bill.

We launched 4G Assure for our business customers, providing 4G connectivity if their fixed broadband service was not available.

The UK is in the early stages of convergence – the bundling of fixed, mobile and TV services into a single service.

Convergence can increase customer lifetime value, as those taking converged offers tend to be more loyal.

Greater connectivity and new devices will lead to new possibilities for technology convergence. As an example, people can already answer their front doors and adjust their central heating remotely using Internet of Things (IoT) technology.

Applications like smart homes and connected cities are no longer ideas beyond the horizon – they are here and are already part of many major economies.

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BT Group plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

Global ICT services

Providing ICT services to global enterprises.

The global ICT services market includes security, network and IT services and is highly competitive, with many players. It includes local markets – often dominated by incumbent communications providers – and the global enterprise-grade fixed line services market.

Global Services operates in this market, leveraging the strengths of the BT network and capabilities, to deliver the tailored service that customers need.

The demands of business customers are changing. For example, they are moving from traditional voice services to digital voice services – from MPLS (Multi Protocol Label Switching) to services such as SD-WAN (Software-Defined Wide Area Networks). They are also increasingly focused on solving security challenges.

Companies value partners with the knowledge to help them on this journey. They rely on their technical expertise and scale to help them benefit from advanced services, in multiple regions, across infrastructures with mixed technologies and standards.

Fixed infrastructure

Providing network access to communications providers.

In just under half of the fixed infrastructure market, Openreach is the main provider to communications providers, who then offer services to their home and business customers. In the rest, we overlap with our biggest cable and fibre competitors.

Openreach is deploying new technologies such as Fibre to the Premises (FTTP) and Gfast to improve the performance and quality of its network. It also provides regulated access to its passive network assets (ducts and poles) to support network build by other providers.

The UK has a large fixed access network consisting of fibre and copper communication networks. Openreach operates in the UK’s regulated, fixed access market and trades mainly with communications providers. It is responsible for providing services over the local access network, sometimes referred to as the ‘last mile’, installing and maintaining the fibre and copper communications networks that connect homes and businesses.

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BT Group plc	Annual Report 2019

Our business model	International Integrated Reporting Council’s capitals This key provides a mapping to the ‘capitals’ of the IIRC’s Integrated Reporting (IR) Framework. You can find out more at theiirc.org	Financial
Human
Manufactured
Intellectual
Social
Natural

Our business model is centred around providing customers with communications and connectivity services, while delivering great experiences and maintaining long-term relationships.

Our customers and what we offer them

Our customers are consumers, businesses, multinational corporations, public sector organisations and other communications providers.

We sell fixed-voice, broadband, mobile and TV to UK consumers, with a range of ancillary products and services such as handsets and insurance. For our UK and global business customers, our services range from phone and broadband to complex managed networks, IT services and cybersecurity. We also sell wholesale access products and services to UK communications providers.

Customers primarily buy through monthly, recurring subscriptions or contracts, which provide us with ongoing and predictable revenue. This is complemented by pay-as-you-go mobile services.

Individuals, households and SMEs pay for standalone or bundled services, typically on 12- to 24-month contracts. In addition, large enterprise customers – both domestic and international – buy managed services on multi-year contracts.

Wholesale contracts range from one month for regulated products, to five years or more for major managed services deals.

To create lasting revenue and profit, we focus on providing a differentiated customer experience, measured through Net Promoter Score (NPSa), which has improved over 11 consecutive quarters.

[a]  Group NPS measures Net Promoter Score in our retail business and Net Satisfaction in our wholesale business.

What sets us apart We have a unique combination of people, technology, content, networks and other physical assets that sets us apart and supports us in adding value:

 Financial strength

Our cash flows provide us with the funding to make long-term investments. This year we invested £2.1bn in our network and generated £2.4bn normalised free cash flow, to support investment in future years.

 Our people

The commitment, expertise and diversity of our people are key to our success. We have 106,700 employees, 84,300 of whom are in the UK.

 Our customer base

The size, scope and breadth of our customer base gives us an advantage over our competitors. We have a total of around 26.8 million consumer customers, 1.1 million UK business customers and 4,100 multinational customers.

 Networks and physical assets

We maintain a substantial core network with key fixed and mobile assets, such as our superfast fibre broadband footprint of 27.5 million homes and businesses and our mobile spectrum assets.

 Our brands

We own three retail brands: BT, EE and Plusnet. We also own the Openreach brand which serves communications providers.

 Retail footprint

In the UK we have more than 600 retail stores, giving us the largest retail footprint of any mobile network operator.

 Innovation

This year we spent £643m on research and development enabling us to stay at the forefront of a rapidly changing world. We have a portfolio of more than 5,000 patents and applications, with 103 patent applications for inventions filed in 2018/19. As an example we are currently market leaders in the rollout of 4G and intend to lead the market to 5G.

 Partners

Our business model relies on partners and suppliers.

£2.4bn

Normalised free cash flow

106,700

Total number

of employees

28m

Total number of customers worldwide

27.9m

Homes and businesses with superfast fibre broadband

Our brands

600

Retail stores

throughout the UK

£643m

R&D spend

100

Number of countries we have suppliers in

13
BT Group plc	Annual Report 2019	Strategic report
Governance
Financial statements
Additional information

What we do	Stakeholder outcomes

Our purpose

To use the power of communications to make a better world.

Our goal

Drive sustainable growth in value. Lead in converged connectivity and services, seize new business opportunities and deliver industry-leading efficiency.

	Shareholders 10.78p Proposed final dividend per share Customers 5.4% Improvements in Right First Time performance Colleagues 77% Employee engagement outcome Suppliers £13.4bn Spent with suppliers	15.40p Full year dividend per share 3.4m BT Call Protect customers 1,400 Agency workers converted to permanent 67% With top 100 suppliers
We build We build fixed and mobile connectivity across the UK, creating the UK’s leading network.

We innovate We use our customer insight and technical skills to create new connectivity-based products and solutions.

Communities and society
We sell Through our brands, we sell products and services to build trust, create value and generate loyalty.	2m Children reached through the Barefoot Computing programme Government 1,800 UK public sector customers	87% Electricity used from renewable sources worldwide (UK now at 100% directly purchased)

We operate We operate fast, secure and reliable fixed and mobile networks that deliver what our customers need.

Information linked to our business model

About BT – we explain how we’re organised

and how and where we operate on page 4.

Strategy – our strategy supports our business

model and is on page 14.

Principal risks and uncertainties – we describe

these and how we manage them on page 46.

Viability statement – our directors’ assessment

of our prospects and viability is on page 54.

Governance – we describe how we govern

our business from page 55.

Remuneration – the directors’ remuneration

report is from page 73.

14
BT Group plc	Annual Report 2019

Our strategy

Our strategy is to lead in converged connectivity and services, capitalising on new business opportunities and delivering industry-leading operational efficiency. This is to support our goal of delivering sustainable growth in value.

Our markets are transitioning but they are still based on the universal need to connect and communicate, a need which has never been more essential.

Creating experiences for our customers that truly differentiate us from our competitors is at the centre of our strategic framework. Everything we do with respect to building the best converged network, and becoming a simpler, leaner and more agile business, needs to ultimately support our strategy to deliver great customer experience.

We have underpinned our strategy to fulfil the needs of two other critical stakeholder groups – our people and the communities in which we do business. For our people, our strategy is to make BT a brilliant place to work. For the communities we operate in, our strategy is to be a valued partner in helping to build better digital lives.

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BT Group plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

Strengths and opportunities

Our long-standing relationships with home and business customers give us a platform for continued investment.

Our investments result in long-lasting assets. This includes nationwide networks, where we are investing in the critical physical components – such as cabling, switches and routers – of the digital economy of the near future. Our strategy supports the building of a robust network that will underpin the growth of the digital economy, and enhanced connectivity in all parts of the UK.

Our network also creates a robust physical foundation for many uses in next generation technologies which need the best connectivity. We will own the foundation and therefore be in an unrivalled position.

We see significant opportunities in the advancement of Artificial Intelligence (AI) and machine learning, for new communications methods, such as virtual and augmented reality, and for connected devices. All of these opportunities require great connectivity, which we will need to support.

As a major player in the UK communications market we have a responsibility to do the right thing for the UK and make sure we operate within a fair regulatory framework and clear ethical boundaries. But being a player with substantial resources and a large and diverse customer base also gives us a real strategic advantage.

In global markets we are often a challenger to the incumbent, presenting an opportunity to innovate and move faster to deliver secure hybrid network solutions that support our customers’ migration to new digital technologies.

For more on the risks that affect us

see page 46.

Best	Differentiated	Simplified,
converged network	customer experience	lean and agile business

Customers want fast, secure,

seamless and reliable connectivity

to enable their digital lives and

businesses. Therefore we must

deliver the best converged network

in the UK through our rollout of

FTTP and 5G.

Consumers and businesses have

more choice than ever about how

they communicate and the company

they choose to buy from. We want

to deliver a brilliant experience to

encourage existing customers to

stay with us and do more with us,

and to encourage potential

customers to switch to us. We

aim to offer easy, personalised

experiences across our channels

and deliver seamless digital services.

Markets today are more dynamic

and competitive and we operate

in a complicated and regulated

space. We are creating a

simplified and lean business

with agile ways of working.

This means continually

modernising our organisation,

changing how we work to do

things better for less cost, and

simplifying our products,

processes and systems.

For more information see page 18.	For more information see page 16.	For more information see page 20.

16
BT Group plc	Annual Report 2019

Strategic progress Delivering a differentiated customer experience

Creating an outstanding customer experience for all our customers, backed by the best network, is central to our long-term growth and future success. We are making progress but we want to go further.

Everyone at BT is responsible for providing a brilliant customer experience. We want our customers to enjoy using the products, services and support channels that we provide.

We measure customer experience in two different, but complementary, ways: customer experience (based on Net Promoter Score) and how often we get things Right First Time (RFT).

We regularly review the priorities of both our consumer and business customers, and will be evolving our RFT metric for 2019/20 to reflect this.

Our evolved measure, Keeping Our Promises, is focused on us meeting the commitments we make and providing a more reliable service.

NPS has increased over 11 consecutive quarters, with this year’s overall score 6.5 points better than last year’s. RFT was up 5.4%.

These improvements are largely due to our consistent approach over the past three years, focusing on:

1. Delivering a consistent and reliable service	2. Loyalty and value

42 We have met or exceeded all of Ofcom’s 42 Minimum Service Level targets on copper and broadband services	600 shops Customers can now talk to us face-to-face in more than 600 EE shops

<1.8% We now miss less than 1.8% of engineering appointments	45Mbps Average broadband speeds for BT consumer customers is 45Mbps

3. Products that fit our customers’ needs	4. Enabling digital global business

90% More than 90% of Samsung mobile phones were repaired on the same day	180 Next generation SD-WAN is available in 180 countries

SD-WAN Launched innovative converged business products such as SD-WAN	First First foreign communications provider to be awarded a licence in China

17

BT Group plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

1. Delivering a consistent and reliable service

The communications we enable are so essential to our customers that delayed orders, faults or service disruptions can cause significant distress. This year, therefore, our investments included:

• speeding up our ultrafast fibre rollout (FTTP), passing an average of c14,000 new premises every week in 2018/19.

• hiring over 4,000 new contact centre agents, and switching 800 from agency contracts to full time, helping cut call centre wait times for business customers by a third and for EE broadband customers by a half.

• increasing the proportion of all BT brand Consumer service conversations handled in the UK to around 83%, and working towards a target of 100%. All BT Plus, EE and Plusnet calls are handled in the UK

• improving our eChat service, which is now used by one in five BT brand Consumer customers for service queries.

• increasing our intake of engineering apprentices by around 1,700.

We are innovating to improve the experience of our customers. For example, we are using remote visual assistant technology to help our call centre agents and our engineers provide expert advice more quickly.

Openreach’s proactive maintenance meant we had 2% fewer copper network faults than in 2017/18, Global Services transformation has enabled 71% of service incidents to be proactively detected. Openreach provided 99% of all customers with their first appointment date for a new service within 12 days, an improvement from 92% in 2017/18. Customer complaints to Ofcom reduced by a third for both BT’s consumer broadband and EE’s mobile customers when measured on a year-on-year basis.

Like many businesses, our complexity is still a challenge. But making our portfolio smaller and simplifying our processes will cut the cost and inertia that leads to poor customer experience.

Service progress around BT

• We have met or exceeded all of Ofcom’s 42 Minimum Service Level targets on copper and broadband services.

• We now miss less than 1.8% of engineering appointments, 23% fewer than last year.

• Average Ethernet provisioning times went down 7.6% compared to last year.

• Enterprise won two golds at the UK Customer Experience Awards.

2. Loyalty and value

We want to reward customer loyalty by focusing on value for money.

There will be no price increases for our BT brand consumer broadband, line rental and mobile products in 2019.

We want to do more than just stop customers leaving. We want to build more loyalty across all our brands, by focusing on value for money. We want customers to increasingly get more for their money – whether that is faster broadband speeds or better mobile coverage.

Loyalty and value progress around BT

• Customers can talk to us face-to-face in more than 600 EE shops about BT broadband and TV and EE products and services, with a full BT service planned for the end of 2019/20.

• Average broadband speeds for BT’s Consumer customers have improved 10% to 45Mbps.

• We now have nearly 3.4 million customers using our Call Protect product, preventing more than 220 million unwanted calls since launch in January 2017.

3. Products that fit our customers’ needs

Our BT Plus convergence proposition includes mobile replacement, guaranteed minimum speeds and double mobile data allowances for customers.

BT Plus launched in May 2018 and has around one million subscribers. Complete Wi-Fi subsequently launched as an enhanced version of the service and the take up has been encouraging. BT Sport saw a 4% audience increase for English Premier League games and an 18% increase for Champions League coverage.

We also launched BT’s new Stay Fast Guarantee to improve customer experience and reduce churn. We’ll optimise connection performance for new and re-contracting customers and then monitor and proactively manage connection quality, offering £20 compensation if we cannot fix speed issues.

We launched EE Smart Plans to expand our differentiation and drive value through more for more offers. The handset plan came with Swappable Benefits to increase value and encourage migration from SIM only, whilst both handset and Smart SIM plans offer a Service Pack including annual device health checks, accessory vouchers and extended device warranties.

Openreach launched a new volume-related discount offer for communications providers to help them boost their customers’ adoption of higher-speed and more reliable broadband services.

We have also started migrating customers to our all-IP digital platform. This brings opportunities for a range of richer experiences and propositions – from smart home technologies for consumers to sophisticated voice services for SMEs.

Products progress around BT

• We have launched innovative converged products for businesses such as BTNet, SD-WAN and cloud solution collaboration with Microsoft Azure.

• In TV, we are now a content super-aggregator with Netflix and Amazon Prime already available, and Sky (via NOW TV) on its way later in 2019.

• We launched a trial of fast mobile phone delivery through Enjoy on EE (within the M25) – offering customers delivery and set-up of their smartphone as quickly as two hours from placing their order.

• We launched a trial same-day repair service with Samsung where more than 90% of repairs were fixed on the same day and 80% in the same hour.

• We launched 4G Assure for our business customers, providing 4G connectivity if their fixed broadband service was not available. Half of new SME business orders now take this product.

4. Enabling digital global business

Our Global Services unit is refocusing on truly global customers. We are offering a smaller portfolio of repeatable, scalable cloud-of-clouds solutions – supported by market-leading security – to give customers flexibility, choice and control. We are also making processes smoother with self-service tools and automation.

Digital global business progress around BT

• Next generation, SD-WAN services are now available in 180 countries and we have launched two new Cisco and Meraki-based solutions.

• We were the first to market with Riverbed’s ‘Visibility as a Service’, which allows customers to view and manage their application traffic.

• To help our customers migrate to the cloud, last year we added Google and IBM to the partners we already support on our Cloud Connect Platform.

• Last year, a BT joint venture was awarded domestic operating licences within China. This is a major step towards allowing us to better serve our multinational customers.

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BT Group plc	Annual Report 2019

Strategic progress Building the best converged network

The converged network we are creating is a long-term, sustainable asset. The investments we make today are the foundation of tomorrow’s digital services and our future revenue.

Our aim is to bring together our mobile, broadband and wi-fi networks to lead the market for converged digital services, while reducing our network costs by switching off assets like legacy PSTN by 2025.

Our technology focus areas have stayed the same over recent years, aligned to meeting our customers’ needs to connect and communicate. These are:

1. Superfast and ultrafast fibre	2. Current and future mobile

12.2m We have 12.2m fibre broadband customers	16 We will launch 5G in 16 UK cities in 2019

3.2m Number of homes and businesses in the UK passed by our ultrafast fibre	84% The percentage of 4G geographic coverage in the UK

3. Network integration

First EE is the first UK network to support all major smart home ecosystems

50% By the end of March 2019 half of SME broadband sales came with 4G Assure

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BT Group plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

This year we made good progress, which will continue next year. More of our customers took up superfast broadband products and we increased the pace of our investments in ultrafast.

Ultimately, our ambition is to lead the UK to 5G. We are starting to roll out our 5G network, with 16 UK locations going live in 2019. We are proud of still being the best network in the UK for current technologies, such as 4G.

We believe fibre is the future fixed connection to homes and we are rolling it out as fast as possible. We are increasing our aim of bringing FTTP from three million to four million properties by the end of March 2021, and our ambition to go from ten million properties to 15 million by the mid-2020s, subject to conditions being right.

To keep us in the lead for mobile, we are switching 3G signal to 4G and upgrading 4G sites to enable more spectrum and give customers a better experience. In 2018 we also acquired the spectrum we needed to start rolling out 5G. There is another spectrum auction happening in Spring 2020 where we expect to bid for more.

Commercial success increasingly depends on innovation, which is why we invest in research and development.

We are constantly looking at new innovations to deploy – like edge computing to cut network congestion and speed up application performance.

This year we invested £643m (2017/18:

£632m) in innovation. Over the last decade we’ve been one of the largest investors in innovation in the UK, and globally in the telecoms sector.

We have a portfolio of more than 5,000 patents and applications, with 103 patents for inventions filed in 2018/19.

1. Superfast and ultrafast fibre[a]

We have now rolled out ultrafast fibre to 3.2 million homes and businesses. As part of the Openreach full fibre rollout, we are progressing build in 26 locations and in April announced a further 12 locations to benefit from FTTP availability. This includes London, Birmingham, Leeds, Manchester, Bristol, Cardiff, Edinburgh and Liverpool.

Superfast and ultrafast progress around BT

• We have 12.2 million superfast fibre broadband customers, within our footprint of 27.5 million covering 86.6% of homes and businesses.

• Our ultrafast fibre footprint now reaches more than 3.2 million homes and businesses.

• EE will offer ultrafast broadband to customers in summer 2019.

• We are working with government and Ofcom on options for a broadband Universal Service Obligation – to provide 100% of UK homes and businesses with a minimum speed of 10Mbps by 2020.

2. Current and future mobile

In August, RootMetrics named EE as the UK’s best network for the fifth year in a row. Using Ofcom measures, our mobile network now provides 84% geographic coverage in the UK. We aim to be the UK’s first mobile provider to offer 5G, launching in 16 busy UK cities in 2019.

Mobile progress around BT

• We’ve switched on 5G sites in East London and are rapidly launching more. We have also trialled live 5G in Canary Wharf.

• We announced a partnership with OnePlus on 5G in the UK. EE will be the first mobile operator in the world to offer the OnePlus 5G smartphone.

• We continue to increase capacity on 4G sites, laying the foundation for our 5G launch, and we have built more than 350 new 4G sites in the last 12 months to connect previously unconnected rural communities.

3. Network integration

We are bringing together our market-leading mobile, broadband and wi-fi networks into one converged, digital network to give customers seamless connectivity wherever they go. It will be the first of its kind in the UK. It is scheduled for completion in 2022 and when it launches it will signal a new era of connectivity.

Network integration progress around BT

• EE showcased Hybrid Broadband, combining mobile and fixed connections in one service.

• EE is the first UK network to support all major smart home ecosystems – with partnerships including Google, Apple, Alexa, Hive and Nest.

• We launched broadband with 4G Assure for SME customers to keep their broadband running if the fixed connection is lost. By the end of March 2019 half of SME broadband sales came with 4G Assure.

• We created a team dedicated to partnering with innovative converged technology companies to introduce new content, smartphones and smart home technology.

• Since EE launched shared data plans there have been more than three million data gifts between customers.

a Superfast fibre broadband refers to fibre-to-the-cabinet (FTTC). Ultrafast broadband refers to fibre-to-the-premises (FTTP) and Gfast.

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BT Group plc	Annual Report 2019

Strategic progress Creating a simplified, leaner and more agile business

This year we have continued to focus on modernising our organisation, to put customers at the heart of what we do.

We simplified our structure by bringing together our Consumer and EE businesses and our Business and Public Sector and Wholesale and Ventures businesses to create two new customer-facing units – Consumer and Enterprise.

Our specific focus areas are:

We are changing our culture to bring it more in line with the dynamic company we want to be. That includes changes to the way we manage performance, our job categories and inter-team working.

1. Simplifying products, processes and systems	2. Building a more modern, productive operation

4 Number of customer-facing units reduced from six last year	£875m Overall cost savings from our cost transformation programme are currently an annualised benefit of £875m with an associated cost of £386m

3. Strategic sourcing

67% Around 67% of our spend is with our top 100 suppliers	4,029 Roles removed in the year through our cost transformation programme

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BT Group plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

To transform our business we need a simpler, flatter and more modern organisational structure. This means having broader, more accountable roles; fewer job levels; market-aligned pay; and clearer career paths that support individuals’ development.

Last year we committed to reshaping our workforce by reducing roles in the UK and overseas by 13,000 over the next three years, with a focus on senior and middle management roles and by getting smarter about how we operate.

We are on track against our restructuring plans with reductions in senior management balanced with hiring in our front lines – engineers and contact centres. This includes hiring more apprentices into Openreach to resource our integrated network and fibre rollout programmes.

In contact centres, we are recruiting more people to help improve the experience of our customers when they get in touch with us. Balancing the reductions in management roles with the increases in contact centre and engineering roles will leave a net reduction of around 7,000 roles by March 2021.

We are working with our people to ensure those affected by changes are supported through the change process.

We are one of the biggest private sector recruiters of apprentices in the UK by a significant margin. We are also popular – last year there were 63,000 apprentice applications for almost 4,000 places.

We aim to reshape our workplaces to make working for BT feel more like working for a modern technology company. We have started to roll out a more open working culture. This includes more teams working in the same buildings to boost productivity, innovation and inter-team working, supported by a wider range of collaborative software.

We are also speeding up ways of working. This means quickly bringing together teams for specific projects, then dissolving them when the project has finished. We are also letting people work in more fluid ways, encouraging more collaboration and cross functional working than we had before. We are creating more opportunities for people to test, learn and try again.

We have around 7,000 properties in the UK and 1,678 across the rest of the world. We lease most of our UK properties from Telereal Trillium, part of the William Pears group. We signed a sale and lease back arrangement with them in 2001. Eighty-seven per cent of our UK properties are operational sites housing fixed and mobile telecoms and broadband kit. These are retail outlets, offices, contact centres, depots and data centres. We also have BT Sport TV studios in London.

To enable these new working practices, we are creating and investing in more modern, fit-for-purpose office environments. For example, we are focusing on around 30 modern, strategic sites to create a more collaborative, open and customer focused working culture.

We recently carried out a review of the structure, composition and operation of our Board committees to speed up executive decision making and improve overall governance. Changes were approved and implemented by the Board in April 2019.

For further information please see page 56 of the Governance report.

1. Simplifying products, processes and systems

Our large portfolio of products and services is complicated for customers and is resource-intensive to support.

We are starting to simplify our products and services and streamline our IT systems and processes. This will reduce additional work and duplication and help us keep our promises to customers more quickly and reliably. It will also give us a springboard to become the efficient business we need to be to thrive in the future.

Simplifying operations progress around BT

• We brought together our Consumer and EE businesses, integrating teams under a new multi-brand operating model.

• We integrated our Business and Public Sector and Wholesale and Ventures businesses into Enterprise to strengthen services and products and help customers move to converged technologies.

• Global Services restructured its operating model to create a new sales organisation around three global industry verticals, supported by a single, global commercial unit. This will give us deeper focus on fewer customers, improving their experience of doing business with us.

2. Building a more modern, productive operation

We know that becoming more efficient will make us more productive in the future, better able to offer a truly differentiated customer experience.

To do that we need a smaller workforce in some areas and a larger one in others. Our recent investments in front line contact centre people and engineers are part of our plan to put resources, support and decision making as close as possible to our customers.

To further boost productivity we also need our people to have better places to work and better digital skills. These will enable much greater customer focus.

Productivity progress

• Our better workplace programme is reducing the number of sites and upgrading those that remain.

• Our cost transformation programme remains on track, with c4,000 roles removed in the year.

• Overall savings from our cost transformation programme are currently an annualised benefit of £875m with an associated cost of £386m.

• Outsourcing of our UK and Republic of Ireland facilities management and projects and construction teams took effect on 1 April 2019. This has resulted in approximately 1,900 employees transferring out of BT.

• Openreach is committed to achieving a world-class cost base to underpin our fibre build and has integrated key network delivery teams to improve efficiency.

• In Global Services we are redesigning our service and portfolio operations to focus on the needs of our largest multinational customers.

3. Strategic sourcing

Through strategic sourcing, we delivered significant savings in 2018/19 and we are on track to deliver more savings in the future.

This approach is changing the way we think about procurement, which is also helping suppliers. Thinking earlier helps them optimise their own supply chains to support our future plans. This gives everyone more certainty and cuts back on unnecessary cost, which in turn improves our customer experience.

Strategic sourcing programme

• We are further rationalising our supplier base to reduce risk and cost.

• We are signing better value multi-year deals with more of a partnering ethos.

• We are working with our suppliers’ suppliers to cut raw material sourcing costs.

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BT Group plc	Annual Report 2019

Our stakeholders

We rely on our stakeholders for our success as we build the UK’s national digital infrastructure.

Our main stakeholders are customers, our people, the communities in which we do business, the environment, shareholders, suppliers, government and regulatory bodies.

Customers

We offer our customers the latest technologies and services to enable them to communicate, share, be entertained and do business. We deliver and support these products and services to build valuable, high-quality, long-term and sustainable relationships.

Our 28 million customer base is integral to our success. Our customers are consumers, businesses, multinational corporations, public sector organisations and other communications providers.

Some customers are also competitors because we sell wholesale products and services to other communications providers in the UK and overseas.

Everything we do starts with the aim of delivering a differentiated customer experience to generate value and create loyalty.

You can find more information on how our customers fit into our business model on page 12.

People

Our people are central to the transformation of our business, and our ability to deliver our vision, goals and strategic priorities.

We want them to use their skills and our technology to deliver great products and services for customers, communities and societies around the world.

Our people strategy is summed up by our ambition to be a brilliant place to work. We want to deliver an outstanding customer experience by getting our employee experience right. That means making BT a place where our people feel engaged and inspired to be at their best.

At the heart of this are our values:

In January’s BT-wide ‘Your Say’ employee engagement survey, we did better than previous years on all our value scores:

Eighty-four per cent of our people know how to use our values in their every day work, which helps us to provide our customers with a differentiated customer service.

We know that we still need to do more and make it easier for our people to make things happen for our customers. As a result we have introduced the RAPID® (Recommend, Agree, Perform, Input, Decide) framework.

RAPID® helps us be clear about the accountabilities for key decisions, which fosters speed, effectiveness and greater empowerment. We are embedding the framework through training our leaders across the organisation in how to use it.

Engaging our people

We are proud that BT people continue to live by our values – personal, simple, brilliant – and that their engagement keeps improving.

Our most recent annual engagement survey in January had an extremely high response rate of 87% and our year-on-year people engagement score increased by three percentage points to 77%.

We tell our people about company results, major business decisions and other things that affect them through lots of different channels. Leaders regularly meet their teams through roundtables, town hall debates, site visits, webcasts and blogs.

You can find more information on how we are reshaping our organisation and ways of working on page 21.

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BT Group plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

Supporting our people in their careers

Careers are becoming more flexible. Many of our people want portfolio careers with different phases. Newer generations recognise that they might work for longer than their parents but don’t necessarily want jobs for life; they want to do different things and learn different skills.

We are making changes to our culture to keep abreast of these trends. We are working to attract and retain a diverse workforce, invest in our people’s development, promote their health and wellbeing and help them save for a better retirement.

As we reshape our workforce we are also providing a new career philosophy with greater transparency, clearer choice and a focus on skills for the future.

We continue in our positive approach to recruiting and developing disabled talent as part of our vision to be a disability confident employer. Our range of support services and our processes support our managers to making the necessary adjustments for new or existing disabled persons within BT.

Health and wellbeing

Employee wellbeing is one of the biggest contributors to organisational health and business success. Our aim is to build a team of engaged, healthy people who are fulfilled at work.

Our approach to wellbeing reflects this. We provide access to employee assistance globally, and we are making it easier for our people to get mental health support through early access counselling services. We have expanded our peer-to-peer scheme and manager training on mental health both in the UK and internationally. Our success rate in getting people with mental illness back to work has risen to 96.5%.

The support available to our managers and team members helps us maintain a low absence rate of 2.36%. We have strengthened our support in managing and coping with change to help our people and managers work through the changes in our business.

We continue to drive focus on safety and assurance programmes. Our lost time injury rate is currently 0.24 working hours per 200,000 working hours, with an increase against a low baseline impacting the results. We track incident trends very closely and have not seen a pattern to the increase but continue to monitor this monthly.

106,700

We employ 106,700 full-time equivalent people in 60 countries, 84,300 of whom are in the UK. We employ an additional 2,000 FTE people through agencies.

16,000

This year, excluding acquisitions, we hired almost 16,000 people, 12,300 of whom were UK-based.

4,000

In 2018/19 we took on almost 4,000 new apprentices and more than 400 graduates.

1,400

We converted just under 1,400 agency workers to permanent, 800 of whom were in contact centres.

70%

The average age of our workforce is reducing with 70% under 50.

14,700

In 2018/19, 14,700 people left the company. 10,800 left through natural attrition, and 3,900 through paid leaver programmes as part of our drive to create a simple, lean and agile business.

We also listen to our people’s concerns through more formal engagement with our European Consultative Council, the Communications Workers Union, Prospect and EE employee representatives in the UK.

Building skills for future careers

We are reshaping our workforce profile to meet the evolving needs of our customers and the changing technology landscape.

We have continued to invest in apprenticeships and graduate programmes in all disciplines, mainly engineering, cyber, technology and customer operations. We complement functional skills with front line and future leader programmes which prepare our people for people management roles.

We are also focusing on hiring and developing talent to meet rising demand for digital and security skills over traditional telecommunications skills. For example, we have a Digital Academy in Consumer, we are building digital media and data insights teams in Enterprise, and in Global Services we are developing cloud computing and cyber skills at scale.

As we transition from PSTN to a modern, all-IP fibre network, we need to develop different skills. In Openreach we are addressing this increased demand with our ‘Open Street’ training facilities, which replicate a complete end-to-end network – from fibre to copper. They also recreate the homes and streets that our engineers encounter and provide a safe, real time environment to master new skills quickly. For example, ‘real’ scenarios can be created for students, including blocked ducts, open joints and intermittent faults. We plan to invest a further £11m and by 2021 have 11 fully operational Regional Training Centres all with their own ‘Open streets’.

This is part of our overall focus on improving digital skills – helping us contribute to the future success of the digital UK, improve our customers’ ability to connect, create demand for our future products and feed our talent pipeline.

For more information on our digital skills programmes see page 25.

24
BT Group plc	Annual Report 2019

Our stakeholders continued

24%

Around 24% of our workforce (26,100) and 28% of our management (13,700) are women, including three out of 11 Board members. Our workforce includes around 79,800 men, with 34,000 of these in management roles.

12%

Around 12% of our UK people have a black, Asian or minority ethnic background.

5.0%

This year, BT’s overall median gender pay gap is 5.0%. Our mean gender pay gap is 5.9%. This is roughly the same as last year.

•  We are redesigning our technology apprentice and graduate schemes to reduce the risk of selection bias.

•  We have active people networks for Gender, Disability, Ethnicity, LGBT+ and Neurodiversity. All have senior sponsors and charters aligned to our strategy.

•  We continue to develop long-term initiatives such as TechWomen, furtHER and STEM Returners to help the organisation retain and nurture female talent.

Pay and benefits

We regularly review our pay and benefits. Most of our UK-based engineering and support people’s pay is negotiated through collective bargaining with our recognised trade unions. This means everyone gets treated fairly. Our managers’ pay ranges are also set at competitive levels. We work out bonuses through a mix of business performance and personal contribution.

Our executives may also get long-term share awards. These are discretionary and aligned to the long-term strategy of the company. What they get is determined by the group’s performance over a three-year period. Executive directors must keep hold of those shares for two more years.

Incentives for Openreach are tied to a combination of personal contribution and Openreach’s performance, not Group performance. And these are paid in cash, not BT shares.

We support our people through retirement savings plans, employee share schemes and country-specific benefits.

Volunteering

This year, we took the decision to no longer focus purely on the proportion of our people who volunteer, which is why the volunteering participation rate dropped to 26%. Instead we will refocus our volunteering efforts on digital skills – the area we think will deliver the greatest impact for the UK and BT.

In the year ahead we’ll develop a new target, that better reflects the impact and growing contribution our people are making through volunteering. As an example, this year just over 2,500 of our people contributed more than 6,700 days supporting digital skills programmes and helping young people prepare for the world of work.

Helping people save for a better retirement

Over the past two years we have worked to change the way our people save for retirement. This ensures that our pensions are fair, flexible and affordable for all members and also helps manage our future risks and costs.

The BT Pension Scheme (BTPS) triennial valuation process ran in 2017/18. In 2018/19 we concluded our UK Pensions Review, agreeing the closure of Sections B and C of the BTPS to future accrual with members moving into the BT Retirement Saving Scheme (BTRSS).

For further information on our pension scheme, see page 145.

Communities

Our communications products, services, networks and people are vital to the communities in which we operate. Our place at the heart of so many communities also makes it important that our business practices are ethical and transparent.

Our total investment in society in 2018/19 was £28.7m – 0.83% of adjusted profit before tax. Although this was below our target of 1%, we remain committed to the target and have invested £194.9m at an average of 1.02% over the last five years.

Going forward, this investment will mainly be directed towards digital skills. This has led to some difficult decisions, like the closure of our fundraising platform, MyDonate, in June 2019.

Introduced in 2011, MyDonate was the UK’s first fee-free platform, but there are now many other providers in the market. We’re proud of what we achieved, helping raise more than £400m over the last nine years. But it is now time to lead in another important area for the UK. Our work with charities and other partners will increasingly focus on digital skills. We will continue to report on our ambition to use our skills and technology to generate more than £1bn for good causes by 2020, but it will no longer be a business priority. Since 2012/13, we’ve

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used our technology and expertise to help generate more than £646m for good causes, including £109m this year.

Digital skills

The UK faces a major digital skills challenge and we are in a unique position to help tackle this. We are fundamental to the UK’s ambition to be a leading digital economy. We take our responsibilities very seriously – investing in nurturing the skills needed by everyone to flourish in the digital world.

Doing so serves a number of our stakeholders as well as creating the potential for future demand for our products and helping us to adapt our workforce.

We’re increasing our efforts with a major push to encourage and equip our customers and communities to upgrade their digital skills and capabilities.

To reflect our ambition in this important area, we have set a target to reach ten million people in the UK with digital skills training by 2025. This supersedes our existing target (to help ten million people overcome social disadvantage through the benefits our products and services can bring) with a more focused and measurable programme.

This new target builds on our existing investment in young people. In a world where life and work increasingly depend on technology, giving today’s school children the right skills will be critical to their success.

Barefoot Computing, our partnership with BCS, the Chartered Institute for IT, operates in around 60% of UK primary schools and helps young people (aged five to 11) develop their computational thinking skills as part of the computer curriculum. BT volunteers have helped to train more than 70,000 teachers. Through them, Barefoot has reached more than two million children since 2014.

BT has become the first strategic partner of the new National Centre for Computing Education (NCCE). This initiative from the Department for Education is designed to improve the reach and quality of computing teaching across England. Among other things, we’ll be bringing Barefoot to the heart of the NCCE’s offer for primary schools.

Championing human and digital rights

We’re committed to respecting everyone’s basic rights and freedoms – both online and offline. The nature of what we do means we must protect customers from online harm, safeguard their privacy and security and support their right to free expression. Our Digital Impact & Sustainability Committee, a board committee, oversees our human and digital rights programme.

65%	11.3m	3 in 4	£63bn
The percentage of children starting school today who will have jobs that don’t yet exist.	The number of adults who lack basic digital skills.	The number of UK businesses who report internal digital skills gaps.	The estimated annual impact of the digital skills gap on the UK’s future competitiveness.

The above data has been drawn from external sources.

Boosting digital skills and inclusion

•  We’re helping SMEs with digital skills, through initiatives including workshops run by BT Sport and Google Digital Garage. We held 11 workshops and coached over 1,000 BT Sport commercial customers to enhance their online profiles.

•  Our BT furtHER programme in partnership with ‘Code First: Girls’ is a free full-time digital intensive programme that gives women the opportunity to move into a technical career. Twenty-one women from the first programme have transitioned into software developer roles in technology.

•  EE partnered with ‘Action On Hearing Loss’ to give mobile plans and service to the one in six people in the UK who have hearing loss.

•  We’ve partnered with the British Asian Trust in India on a programme that aims to empower 500,000 adolescent girls through technology and education.

•  Our funding and technical expertise is helping Jā gala, a tech start up, develop easy to deploy wi-fi systems for refugee camps and in a wide range of humanitarian situations in Italy, Serbia and the UK.

This year we launched a new overarching human rights policy, and reported on modern slavery, privacy and freedom of expression. We collaborate on privacy and free expression challenges through the Global Network Initiative.

We want to lead the way in tackling modern slavery through technology. This year we co-founded and launched Tech Against Trafficking, a coalition of organisations including Amazon, Vodafone, AT&T, Microsoft, Nokia, Salesforce and anti-trafficking experts, to work together on the challenge. We also partnered with the UK charity Unseen to extend the reach of the UK Modern Slavery Helpline through a smartphone app.

We comply with the Modern Slavery Act and follow international standards on human rights, such as the International Labour Organisations Principles and the UN Guiding Principles on Business and Human Rights. We have contractual standards on working conditions to avoid forced labour. We also have processes in place to assess the risks of our suppliers not meeting these conditions. We work with EcoVadis and the Responsible Business Alliance to inform our assessments. We will follow up with our suppliers on any improvements needed. For higher risk sites of concern, we go to see the working conditions for ourselves.

For more information on human and digital rights, see btplc.com /digitalimpact and sustainability/humanrights/modernslavery

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BT Group plc	Annual Report 2019

Our stakeholders continued

The environment

Our products, supply chain and operations all have an impact on the environment. We are taking a leadership role in tackling climate change and have a target to become a ‘net zero’ carbon emissions business by 2045.

The Intergovernmental Panel on Climate Change report published in October 2018 has underscored the importance of urgently tackling climate change. We continue to work in areas we control, while also being active in driving change with our customers, suppliers and other stakeholders.

Cutting our emissions and energy use

This year our energy consumption dropped by 2.24% and we reduced our total end-to-end worldwide CO2 equivalent (CO2e) emissions by 7.4%.

We have saved around £298m since 2009/10 through more efficient cooling systems, modernising data centres, optimising our networks, introducing LED lighting and installing energy management systems. This year we celebrate our tenth year of investment in energy reduction programmes, through which we have consistently delivered energy

Our worldwide greenhouse gas emissionsa

Year ended 31 March

[a]	We restate previous years’ data when we think subsequent information is materially significant (eg replacing estimates with measured figures).

    In October 2018 we pledged to become a net zero carbon emissions business by 2045. This extends our 1.5° C science-based target to reduce the carbon emissions intensity of our operations by 87% by 2030 (against a 2016/17 baseline). There are three main areas we are focusing on to achieve this:

•  purchase 100% renewable electricity worldwide by 2020 where markets allow. We are currently at 87%. This year, we agreed new contracts to power EE’s mobile network with renewable electricity meaning that in the UK, 100% of our directly purchased electricity is now from renewable sources

•  convert our fleet to ultra-low emissions vehicles

•  decarbonise our buildings.

Our CO2e emissions
Year ended 31 March

CO2e Ktonnes	2017	2018	2019
Scope 3	4,772	4,387	4,112
Scope 2	222	193	114
Scope 1	182	184	184
Total	5,176	4,764	4,410

Scope 1 + 2 intensity:
(CO2e tonnes per £m value added)	31	29	23

We now include all scope 3 emissions in our reporting. Figures exclude third-party consumption. Scope 2 data uses market-based calculation. For full methodology and further data see btplc.com/digitalimpactandsustainability

Our worldwide energy use Year ended 31 March

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consumption savings. There will be further savings as energy efficiency reduces our environmental impact and plays a part in overall cost transformation.

Helping customers lessen their impact

Our products and services help our customers reduce carbon emissions – for example, through avoiding travel and becoming more efficient.

Last year our products and services helped our customers avoid 11.7 million tonnes of carbon. That is the equivalent of the carbon emissions of around three million UK households.

Carbon in our supply chain

The products we sell are manufactured in our upstream supply chain and we continue to work with key suppliers to reduce their carbon impact.

Wider environment aspects

We are reducing plastic waste from our products and from our operations. We track this through our Environmental Management System. Our people are passionate about reducing plastic use within BT. More than 4,500 BT people signed our recent internal plastic pact, pledging to cut their plastic use at work and at home.

For more on this, and on other environmental matters, see our Digital impact and sustainability report

btplc.com/digitalimpactandsustainability

Shareholders

We have two main shareholder groups: institutional investors and individual shareholders. We also have debt investors.

As a consequence of privatisation in 1984, most of our c829,000 shareholders are individual shareholders, although institutional investors hold the biggest volume of shares.

We have an extensive investor relations programme aimed at keeping existing and prospective investors informed. In 2018/19, we held 500 meetings or events with institutional investors (2017/18: 450).

This year we reduced our quarterly disclosures to encourage investors to focus on longer-term trends.

We keep all shareholders up to date through regular communications, including the Annual Report, AGM and our quarterly financial and trading statements.

Debt investors

We have an investment-grade credit rating based on the strength of our balance sheet.

Our relationship with debt investors, mainly financial institutions who invest in our publicly-traded bonds, is key to making sure we have access to debt capital to finance our business.

Suppliers

Our thousands of suppliers are a vital part of our value chain. Because of our size, we are also a vital part of theirs.

Our suppliers provide products and services that help us execute our strategy. We source from across the world and have suppliers in nearly 100 countries. Our integrated fibre and 5G network will require significant capital investment, and procurement savings are key to funding this.

We want to know who we’re doing business with and who’s acting on our behalf, so we:

• choose suppliers using principles that make sure we act ethically and responsibly

• check that goods and services we buy are made, delivered and disposed of in a socially and environmentally responsible way

• measure factors such as suppliers’ energy use, environmental impact and labour standards as well as working with them to improve these.

We are a signatory of the UK Prompt Payment Code and support government initiatives to encourage small business growth.

Supplier risks

There has been recent commentary on how national security could be compromised at the level of some of the foundation technologies in national communications networks. Our approach is to focus on sourcing a range of the best technologies in the core of our networks, from a wide range of places.

We also face a continual challenge to ensure the quality and ethical integrity of our supply chain. You can read more about our supply-related risks on page 52.

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Our stakeholders continued

HM Government

We work with over 1,800 UK public sector customers and support critical services in the UK.

Our networks enable vital services, such as welfare, tax, health and social care, police and defence, to function – while protecting citizens’ personal data.

Civil resilience and other obligations

Under the Communications Act 2003, the Government can ask us (and others) to run or restore services during disasters.

The Civil Contingencies Act 2004 also states that the Government can impose obligations on us (and others) at times of emergency or in connection with civil contingency planning.

The Secretary of State for the Home Department can sometimes also oblige us to act in the interests of national security.

Our public affairs team is responsible for relationships with the Government on all issues of policy. Our Enterprise team is responsible for selling and maintaining public sector contracts and services.

Regulators

Communications and TV services are regulated in the UK and around the world. Regulation helps ensure that there are consistent rules and standards within each jurisdiction to protect consumers and promote competition.

Our main regulatory relationship is with Ofcom in the UK. Ofcom operates under the Communications Act 2003, which gave it its powers and duties and transposed the EU regulatory framework for electronic communications in the UK.

Under the Act, Ofcom sets conditions that communications providers must adhere to. Ofcom’s main duties in respect of communications are to further the interests of citizens and consumers, where appropriate by promoting competition. In doing so it must also have regard, where relevant, to the desirability of encouraging investment and innovation. Ofcom has general competition powers for the sector and enforces consumer law, alongside other economic regulators and the Competition and Markets Authority.

We aim to be leaders in full fibre and 5G, and launch a UK converged network. This will benefit our customers, as well as the UK more widely. Our dialogue with Ofcom focuses on how the regulatory regime can help its ambition for the UK, while keeping the market fair and competitive.

In 2018 we implemented the Commitments we gave to Ofcom to provide Openreach with greater strategic and operational independence following its Digital Communications Review. Ofcom reported it is broadly satisfied with our progress. This included incorporating Openreach Limited as a wholly owned subsidiary of BT Group plc, with its own board and greater strategic independence. It also included completing the TUPE transfer into the new Openreach Limited of 31,000 employees from BT plc.

We continue to monitor and provide assurance to Ofcom on our compliance with the Commitments. We are currently working to make our internal processes and information sharing between BT and Openreach more transparent.

Future Telecoms Infrastructure Review

In July 2018, the Government published its Future Telecoms Infrastructure Review which concluded that the most effective way to deliver nationwide fibre connectivity at pace is to promote competition and commercial investment where possible, and to intervene where necessary. Ofcom’s subsequent policy documents signalled a shift from emphasising retail competition to facilitating competitive investment in full fibre.

The Government’s February 2018 consultation on its statement of strategic priorities for Ofcom reiterates its ambition to see ‘gigabit capable’ networks available to 15 million premises by 2025 and nationwide by 2033. This is alongside an ambition to extend mobile coverage to 95% of the UK by 2022. This desire to see the UK as a world leader in digital infrastructure fits with our desire to invest more, and aligns with our strategic priority of building the best converged network.

Consumer regulation

UK regulators have consumers’ interests as a priority. One area of attention is different pricing between new and existing customers. We aim to provide all our customers with great value, with offers that are fair and right for them. We also help our EE customers make sure they are on the best value deal by telling them when it’s time to reconsider their contracts and offering them alternatives. We will be implementing end of contract notifications for all of our BT and Plusnet customers too.

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Decent broadband for all

The Government has committed to implement a Universal Service Obligation for 10Mbps broadband from 2020 and Ofcom is working to deliver this. It issued a consultation in December 2018 proposing to designate BT and KCom as Universal Service Providers. We are working with Ofcom to look at how to deliver this efficiently and in a way that provides a good experience for customers.

Wholesale regulation

In December, 2018 Ofcom issued a consultation on Physical Infrastructure Markets and Business Connectivity Markets setting out how it intends to regulate up to 2021. It has also started consulting on a clear, predictable and long-term framework for regulation from 2021 onwards. This framework envisages longer (five-year) market review periods (instead of the current three-year reviews). On balance, we welcome Ofcom’s approach, including its shift toward regulating passive infrastructure where it enables deregulation further downstream.

In its consultation on Physical Infrastructure Markets, Ofcom proposes to extend the existing access obligation applicable to BT’s ducts and poles, currently limited to mixed residential and business broadband, to deployments of any fixed networks including standalone leased lines. The proposal is for this to start one month after publication of its final statement, expected in Q1 2019/20. We understand the importance Ofcom attaches to unrestricted ducts and poles access and have indicated our willingness to work with Ofcom on the detailed implementation of the proposals, including how to ensure a sustainable long-term pricing regime ahead of the 2021 market review period.

In its consultation on Business Connectivity Markets, Ofcom proposed to remove regulation of legacy business connectivity products and deregulate additional BT exchanges and data centres. Ofcom also proposed to maintain stable wholesale pricing in these markets to support investment in full fibre. While positive overall, some of Ofcom’s proposals are less helpful, for example its proposed obligation on us to provide dark fibre from BT-only exchanges which in our view is not consistent with the desire for greater investment nor necessary to promote competition given passive infrastructure access. We are continuing to engage with Ofcom on this and expect it to say more in 2019.

Spectrum

In the mobile area, 2018’s spectrum auction gave us the bandwidth we needed to start rolling out 5G. The next auction is expected in spring 2020 which we intend to participate in.

Simplifying regulatory reporting

Understanding the economics of the services we provide in regulated areas of our business is important. We are working with Ofcom to improve our reporting to become relevant, transparent and more focused in order to get better quality insight.

EU regulation

Brexit may have a significant effect on regulation. Until we know how the UK will exit the EU, we cannot know what that effect will be, but we have made contingency plans.

Where we do business in EU countries, electronic communications networks and services are governed by directives and regulations set by European institutions. These create an EU-wide framework for fixed and wireless telecommunications, internet, broadcasting and transmission services.

The directives are there to encourage competition, leading to better investment in fixed and mobile networks, and to protect consumers. They require independent national regulators to review markets for significant market power regularly and to put in place fair and proportionate remedies. They also include rules covering spectrum authorisation, consumer protection and universal service obligations.

This framework was updated in 2018 in the form of a new European Electronic Communications Code (EECC). We believe the EECC is largely positive – making it easier for operators to roll out ultrafast fixed and mobile networks.

Other international regulation

Regulation in international markets varies widely. This can stop us competing and providing the services our customers want. We keep driving incumbent operators around the world, and their regulators, for fair, cost-related wholesale access to their networks.

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Our key performance indicators

We have achieved our customer experience target for the year, but want to go further. Our results were in line with the financial guidance we set in May 2018 for adjusted EBITDA and normalised free cash flow. We exceeded our target for change in underlying revenue. Our capital expenditure (excluding BDUK clawback) was slightly ahead of our guidance as we accelerate our network investment.

We use four key performance indicators (KPIs) to measure progress against our strategy; one non-financial and three financial. Our non-financial KPI is improvement in customer service, which is measured using our Right First Time metric. Our financial KPIs are: change in underlying revenue; adjusted earnings per share; and normalised free cash flow.

As explained on page 16 we will be evolving our Right First Time metric for 2019/20 to reflect the commitments we make to customers and providing a more reliable service. This evolved measure will be renamed Keeping Our Promises.

We also measure customer experience through Net Promoter Score (NPS). This is up 6.5 points from last year and has improved over 11 consecutive quarters. From 2019/20 we will be reporting this as one of our non-financial KPIs.

As our strategy evolves we will continue to review these KPIs to make sure they are the best measures to reflect our performance against our strategy.

Customer service

Right First Time is our main measure of customer service. It tracks how often we keep our promises to customers. This could be keeping to appointment times, completing orders in the defined timeframe or fixing faults within an agreed period. As well as improving service and the customer experience, keeping our promises should reduce the work required to fix mistakes, and so reduce our costs.

+5.4% Right First Time improvement[a] At 31 March

Right First Time was up 5.4%

(2017/18: up 4.3%).

Improving the service we deliver is key. We’re making good progress and every customer-facing unit has improved its Right First Time score. Despite these improvements, our strategic priority is to truly differentiate ourselves on customer experience, and we will keep looking for ways to do that. You can read more about our differentiated customer experience on page 16.

[a] Cumulative improvement from 1 April 2009.

Change in underlying revenue

Underlying revenue reflects the underlying performance of the group that will contribute to long-term sustainable growth. We exclude the impact of specific items, foreign exchange movements, acquisitions and disposals.

(0.9)% Change in underlying revenue Year ended 31 March

Change in underlying revenue was down 0.9% (2017/18: down 1.0%) which exceeds our outlook of down c2%.

Change in underlying revenue was down as growth in our Consumer business was more than offset by regulated price reductions in Openreach and declines in our enterprise businesses. We explain more about the performance of our customer-facing units from page 40.

[a] Calculated as though EE was not part of the group until 1 April 2016.

[b] Calculated as though EE had been part of the group from 1 April 2015.

[c] Calculated including the impact of transit, which is no longer material.

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Adjusted earnings per share	Alternative performance measures Reconciliations of these financial measures to the closest IFRS measure are set out in the Additional Information section from page 185.

Adjusted earnings per share is the adjusted profit after tax attributable to shareholders excluding the impact of specific items, divided by the weighted average number of issued shares. This makes it a comparable and consistent way of measuring our business performance over time.

26.3p Adjusted earnings per share Year ended 31 March

Adjusted earnings per share decreased 6% to 26.3p (2017/18: down 3% to 27.9p).

Adjusted profit after tax decreased 6% to £2,611m this year, reflecting lower revenues partly offset by lower payments to telecommunications operators driven by Global Services strategy to de-emphasise low margin business.

Normalised free cash flow

Normalised free cash flow is free cash flow (net cash inflow from operating activities after capital expenditure) after net interest paid, before pension deficit payments (including the cash tax benefit of pension deficit payments) and specific items.

£2,440m Normalised free cash flow Year ended 31 March

We generated normalised free cash flow of £2,440m. This was down £533m from last year and is in line with our outlook of £2.3bn to £2.5bn.

The fall of £533m or 18% in our normalised free cash flow mainly reflects increased cash capital expenditure as we increase our investment in fibre and 5G, decrease in EBITDA and higher tax payments.

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Our performance as a sustainable and responsible business

Non-Financial Reporting Information Statement

Our integrated approach to reporting means that the requirements of the Non-Financial Reporting Directive are addressed throughout the Strategic report. For ease of reference, information pertaining to each of the matters addressed by the new regulation can be found on the following pages: Human rights (page 25); Our people (page 22); Social (page 24); Environmental (page 26); Anti-corruption and bribery (page 32).

For more information on our codes of practice and employee policies, see btplc. com/thegroup/policyandregulation/
people

For more information on human

and digital rights, see btplc. com/digitalimpactandsustainability/ humanrights/modernslavery

Additionally, non-financial matters have long been embedded in our business model as stakeholder outcomes on page 13. Non-financial performance indicators are linked to our ambitions and foundation measures as a sustainable and responsible business and can be seen in the following table.

Anti-corruption and bribery

We follow local and international law, including anti-corruption and bribery laws. The UK Bribery Act and US Foreign Corrupt Practices Act (FCPA) have extraterritorial reach, so cover our global operations. We also have to make sure we follow trade sanctions and import and export controls.

Our ambitions[a]
By 2025, to reach 10m people in the UK with digital skills training[b]

2018/19 performance	Status
N/A	Reporting to start
new ambition	in 2019/20
2017/18: N/A
By 2020, to help 5m children to receive better teaching in computer skills

2018/19 performance	Status
2m	To be subsumed into above target in 2019/20
children reached
2017/18: 1.6m

Our ambitions
By 2045, to become a net zero
carbon emissions businessC

2018/19 performance	Status
298,461
tonnes CO2e	ongoing target
2017/18: 377,073
By 2030, to cut our carbon emissions intensity[d] by 87%, compared with 2016/17 levels

2018/19 performance	Status
25.7%
reduction achieved	ongoing target
2017/18: 7.1%
(restated)

By 2020, to enable customers to reduce their carbon emissions by at least three times the end-to-end carbon impact of our business
2018/19 performance	Status
2.6:1
achieved	ongoing target
2017/18: 2.4:1
(restated)
By 2020, to buy 100% of our electricity worldwide from renewable sources, wherever markets allow

2018/19 performance	Status
87%
bought from	ongoing target
renewable sources
2017/18: 80%
(restated)

[a]

As we direct our resources onto digital skills, we will no longer prioritise our fundraising ambition (by 2020, to use our skills and technology to help generate more than £1bn for good causes) but continue to report performance on page 25.

[b]	Revised target introduced to supersede our previous aim (by 2020, to help 10m people overcome social disadvantage through the benefits our products and services can bring).

[c]	Measured for scopes 1 and 2 greenhouse gases.

[d]	Measures for scopes 1 and 2 greenhouse gases, per unit of gross value added.

[e]	Senior management team: our top c600 leaders.

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To find out more about our progress
in these areas, see: bt.com
/digitalimpactandsustainability

Our ambitions
Societal investment: to be more than
1% of adjusted profit before tax (PBT)

2018/19 performance	Status
0.83%
of PBT invested	ongoing target
2017/18: 1.02%
1.02%
5-year average
2017/18: 1.06%
Volunteering: by 2020, to inspire 66% (two-thirds) of our people to volunteer

2018/19 performance	Status
26%	To be replaced with new target
of BT people volunteering	in 2019/20
2017/18: 39%

Our ambitions
Employee engagement index:
to maintain or improve our relationship with our employees

2018/19 performance	Status
77%
favourable	target met
2017/18: 74%
Gender: By end of 2020/21, we want 40% of our senior management team[e] to be women

2018/19 performance	Status
31%
Women on senior management team	ongoing target
2017/18: N/A

Sickness absence rate: to maintain or reduce percentage of calendar days lost to sickness
2018/19 performance	Status
2.36%
calendar days lost to sickness	target failed
2017/18: 2.30%
Ethical perception: to maintain or improve our employees’ perception of our ethical performance

2018/19 performance	Status
86%
favourable	target met
2017/18: 83%

Our ambitions
Carbon emissions: by 2030, to reduce our supply chain carbon emissions by 29%, compared to 2016/17 levels.

2018/19 performance	Status
7.3%
reduction achieved	ongoing target
2017/18: 5.1%
(restated)

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BT Group plc	Annual Report 2019

Group performance Introduction from our Chief Financial Officer

Performance

BT delivered solid results for the year, in line with our guidance.

Reported revenue fell by 1% to £23.4bn and underlyinga revenue was down 0.9% as growth in our Consumer business was more than offset by regulated price reductions in Openreach and declines in our enterprise businesses. Our reported profit before tax was up 2% to £2.7bn, reflecting one-off EE acquisition warranty costs in the prior year. Adjustedb profit before tax was down 6% at £3.2bn reflecting the lower revenue partly offset by restructuring related cost savings and lower payments to telecommunications operators driven by Global Services strategy to de-emphasise low margin business.

Alternative performance measures

We assess the performance of the group using various alternative performance measures. These measures are not defined under IFRS so are termed ‘non-GAAP’ or ‘alternative performance’ measures. We present a reconciliation from these to the nearest prepared measure in line with IFRS on pages 185 to 187. The alternative performance measures we use may not be directly comparable with similarly-titled measures used by other companies.

IFRS 15

IFRS 15 ‘Revenue from Contacts with Customers’ replaced IAS 18 ‘Revenue’ with effect from 1 April 2018. We present current year results on the new IFRS 15 basis but prior year comparatives on an IAS 18 basis. For this reason, certain measures may not be directly comparable. See notes 1 and 2 for further information.

	Outlook provided in May 2018	Result	Performance against outlook	2019/20 outlook

Change in underlying[a] revenue	Down c2%	Down 0.9%

Change in adjusted[b] revenue				Down c2%

Adjusted[b] EBITDA	£7.3bn–£7.4bn	£7.4bn		£7.2bn–£7.3bn

Capital expenditure[c] (excluding BDUK clawback)	c£3.7bn	£3.8bn		£3.7bn–£3.9bn

Normalised free cash flow[d]	£2.3bn–£2.5bn	£2.4bn		£1.9bn–£2.1bn

[a]	Underlying revenue excludes specific items, foreign exchange movements, acquisitions and disposals.
[b]	Items presented as adjusted are stated before specific items. See page 185 for more information.
[c]	Additions to property, plant and equipment and intangible assets in the period
[d]	After net interest paid, before pension deficit payments (including the cash tax benefit of pension deficit payments) and specific items.

Our results were in line with the guidance we set in May 2018 for adjusted[b] EBITDA and normalised free cash flow[c]. We exceeded our target for underlying[a] revenue. Our capital expenditure (excluding BDUK clawback) was slightly ahead of our guidance due to acceleration of network investment.

Outlook for 2019/20

BT remains well positioned in a challenging market. We are taking decisive actions to further strengthen our competitive position. Specifically, we are increasing investment to: introduce new customer propositions; deliver fair, predictable and competitive pricing; accelerate migration of copper ADSL to superfast; drive the next step change in customer experience investment; ramp up FTTP to 4 million by March 2021; and accelerate 5G coverage. These actions will impact our outlook.

For 2019/20, we expect adjusted revenue to be down around 2%. This is mainly as a result of the challenging market conditions, regulatory pressure in both fixed and mobile markets, and the ongoing impact from our decision to de-emphasise lower margin products, particularly in our enterprise businesses.

Along with the flow through of lower revenue, we expect our opex investments to result in Group adjusted EBITDA for 2019/20 being in the range £7.2bn – £7.3bn. While we will sustain these opex investments into 2020/21, we continue to expect Group adjusted EBITDA for 2020/21 to be above that for 2019/20.

We are raising our reported capital expenditure guidance (excluding BDUK clawback) for 2019/20 to be in a range of £3.7bn – £3.9bn. We expect normalised free cash flow for 2019/20 to out-turn in the range £1.9bn – £2.1bn.

Dividend

We have delivered solid results for 2018/19 and are making positive progress against our core pillars; to improve customer experience, to create the best converged network; and to create a simplified, lean and agile business. This is being delivered in an increasingly competitive market environment with a number of regulatory and other headwinds. We remain confident in our ability to deliver the benefits we expect from the decisive actions we are taking to strengthen our competitive position.

As a result, the Board has decided to hold the dividend unchanged for 2018/19 at 15.4p per share, leading to a final dividend of 10.78p per share. The Board also expects to hold the dividend unchanged in respect of the 2019/20 financial year given our outlook for earnings and cash flow. In line with previous guidance, our interim dividend for 2019/20 will be fixed at 30% of this year’s full year dividend.

The Board remains committed to our dividend policy, which is to maintain or grow the dividend each year whilst taking into consideration a number of factors including underlying medium term earnings expectations and levels of business reinvestment (which would include the consideration of accelerated FTTP investment).

Subject to shareholder approval, the dividend will be paid on 9 September 2019 to shareholders on the register at 9 August 2019. The final dividend, amounting to approximately £1,069m (2018/19: £1,044m), will be recognised as an appropriation of the retained earnings in the quarter to 30 September 2019.

Simon Lowth

Chief Financial Officer

8 May 2019

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BT Group plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

Group performance
Summary financial performance for the year
Year ended 31 March

KPI BONUS

Revenue (£m) | **Adjusted[a] EBITDA** (£m) | **Profit before tax** (£m) | **Operating cash flow** (£m) | **Normalised free cash flow[b]** (£m)

(1)%
£m
25,000
20,000
15,000
10,000
5,000
0
24,062
23,723
23,428
2017 2018 2019
(2)%
£m
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
7,645
7,505
7,392
2017 2018 2019
2%
£m
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2,354
2,616
2,666
2017 2018 2019
(14)%
£m
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,174
4,927
4,256
2017 2018 2019
(18)%
£m
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2,782
2,973
2,440
2017 2018 2019

Proposed full year dividend

15.4p

2018: 15.4p
2017: 15.4p

KPI

Earnings per share (p)

2019 (Reported EPS)	21.8
2019 (Adjusted[a] EPS)	26.3
2018 (Reported EPS)	20.5
2018 (Adjusted[a] EPS)	27.9
2017 (Reported EPS)	19.2
2017 (Adjusted[a] EPS)	28.9

Reported EPS
Adjusted[a] EPS

2018/19 Capital expenditure

£3,963m
+13%
1
2
3
4

1. Capacity and network investment 53%
2. Customer driven investment 23%
3. Systems and IT 19%
4. Non-network infrastructure 5%

Net debt (£m)

2019	11,035
2018	9,627
2017	8,932

36
BT Group plc	Annual Report 2019

Group performance continued Summary financial performance for the year continued

Summarised income statement

Year ended 31 March	2019 £m	2018 £m	2017 £m

Revenue	23,428	23,723	24,062

Operating costs[a]	(16,461)	(16,828)	(17,323)

Depreciation and amortisation	(3,546)	(3,514)	(3,572)
Operating profit	3,421	3,381	3,167

Net finance expense	(756)	(764)	(804)

Associates and joint ventures	1	(1)	(9)
Profit before tax	2,666	2,616	2,354
Tax	(507)	(584)	(446)
Profit for the period	2,159	2,032	1,908

Revenue

Both reported and adjustedb revenue fell by 1% as growth in our Consumer business, was more than offset by regulated price reductions in Openreach and declines in our enterprise businesses in particular in fixed voice and also reflecting our strategy to reduce low margin activity such as equipment sales. Excluding the negative impact of £35m from foreign exchange movements, underlyingc revenue fell 0.9% (2017/18: fell 1%), which exceeds our expectation of down around 2%.

You can find details of revenue by customer-facing unit on pages 40 to 41. Note 6 to the consolidated financial statements shows a full breakdown of reported revenue by all our major product and service categories.

Operating costs

Reported operating costs were down 2% and adjustedb operating costs before depreciation and amortisation were down 1%. This was mainly driven by restructuring related cost savings and lower payments to telecommunications operators driven by Global Services strategy to de-emphasise low margin business, partly offset by higher costs of recruiting and training engineers to support Openreach’s ‘Fibre First’ programme and help deliver improved customer service.

Our cost transformation programme remains on track. c4,000 roles were removed in the year, with the largest elements being in Global Services and our Corporate Units. Overall savings from the programme are currently an annualised benefit of £875m with an associated cost of £386m.

Note 7 to the consolidated financial statements shows a detailed breakdown of our operating costs.

[a]	Excluding depreciation and amortisation.
[b]	Items presented as adjusted are stated before specific items. See page 185 for more information.
[c]	Underlying revenue excludes specific items, foreign exchange movements, acquisitions and disposals.

Adjustedb operating costs before depreciation,

amortisation and specific items

Year ended 31 March

Profit before tax

Our reported profit before tax was up 2% at £2,666m, reflecting one-off EE acquisition warranty costs in the prior year. Adjustedb profit before tax was down 6% at £3,230m reflecting the lower revenue partly offset by the lower costs and higher net finance expense from increased net debt.

Adjustedb EBITDA

Adjustedb EBITDA was down 2% at £7,392m, in line with our expectations. This is primarily driven by revenue decline partly offset by the lower costs as described above. You can find details of adjustedb EBITDA by customer-facing unit on pages 40 to 41.

Specific items

As we explain on page 185, we separately identify and disclose those items that in management’s judgement need to be disclosed by virtue of their size, nature or incidence (termed ‘specific items’). Specific items are used to derive the adjusted results as presented in the consolidated income statement. Adjusted results are consistent with the way that financial performance is measured by management and assists in providing an additional analysis of the reported trading results of the group.

Specific items resulted in a net charge after tax of £452m (2017/18: £741m).

During the year we incurred restructuring costs of £386m (2017/18: £287m), mainly relating to leavers. The costs reflect projects which are part of our group-wide cost transformation programme, including remaining activities related to the EE integration.

We have recognised a net charge of £27m (2017/18: £49m) relating to the completion of the majority of deemed consent compensation payments, new regulatory matters arising across a range of issues, including price and service issues, the re-assessment of other regulatory risks and in light of historical regulatory decisions by Ofcom.

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BT Group plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

We have recognised a charge of £36m (2017/18: £28m) relating to the rationalisation of the Group’s property portfolio, a charge of £26m (2017/18: £nil) in relation to the high court requirement to equalise pension benefits between men and women due to guaranteed minimum pension (GMP) and net interest expense on pensions of £139m (2017/18: £218m). This decreased from 2017/18 due to the decrease in the BT Pension Scheme deficit over the year to 31 March 2018. We also released £55m (2017/18: £nil) of provisions following the settlement of various matters in our Italian business.

The tax credit on specific items was £112m (2017/18: £87m).

Note 10 to the consolidated financial statements shows the details of all revenues and costs that we have treated as a specific item.

Taxation

Our effective tax rate was 19.0% (2017/18: 22.3%) on reported profit and 19.2% (2017/18: 19.5%) on profit before specific items. We paid income taxes globally of £431m (2017/18: £473m).

We paid UK corporation tax of £317m (2017/18: £374m). We benefited from £90m of EE’s historical tax losses (2017/18: £111m) and £391m from tax deductions on employees’ pension and share schemes (2017/18: £217m).

Our tax expense recognised in the income statement before specific items was £619m (2017/18: £671m). We also recognised a £343m tax credit (2017/18: £262m expense) in the statement of comprehensive income, mainly relating to our pension scheme.

We expect our sustainable income statement effective tax rate before specific items to be around the UK rate of corporation tax, as we do most of our business in the UK.

Note 11 to the consolidated financial statements shows further details of our tax expense, along with our key tax risks.

Earnings per share

Reported earnings per share was 21.8p, up 6%, while adjusteda earnings per share decreased 6% to 26.3p.

Dividends

The Board is proposing a final dividend to shareholders of 10.78p bringing the full year dividend to 15.40p, unchanged from last year. It will be paid, subject to shareholder approval, on 9 September 2019 to shareholders on the register on 9 August 2019. The Board also expects to hold the dividend unchanged in respect of the 2019/20 financial year given our outlook for earnings and cash flow.

Note 13 to the consolidated financial statements shows details of the dividends we paid during the year.

Capital expenditure

In recent years we’ve prioritised capital expenditure to underpin our strategy, and to expand coverage and capacity whilst making our fixed and mobile networks faster and more resilient.

Capital expenditure was £3,963m (2017/18: £3,522m) including network investment of £2,083m, up 21%. This includes £213m grant funding deferral under the Broadband Delivery UK (BDUK) programme, of which £168m relates to a change in base-case assumption for customer take-up. Excluding the effect of the grant funding deferral, capital expenditure was £3,750m. The remaining increase in network investment reflects increased spend on our Fibre Cities programme, partially offset by lower mobile investment as the Emergency Services Network (ESN) passed the peak deployment phase. Our BDUK Gainshare provision at the end of the year was £639m.

Other capital expenditure components were up 5% with £929m spent on customer driven investments, £747m on systems and IT, and £204m on non-network infrastructure.

Capital expenditure contracted but not yet spent was £1,432m at 31 March 2019 (2017/18: £993m).

Summarised cash flow statement

Year ended 31 March	2019 £m	2018 £m	2017 £m

Cash generated from operations	4,687	5,400	6,725

Tax paid	(431)	(473)	(551)
Net cash inflows from operating activities	4,256	4,927	6,174

Net purchase of property, plant and equipment and software	(3,637)	(3,341)	(3,119)

Free cash flow	619	1,586	3,055

Interest received	23	7	7

Interest paid	(531)	(555)	(629)

Add back pension deficit payments	2,024	872	274

Add back net cash flow from specific items	598	828	205

Add back net sale of non-current asset investments	1	19	(20)

Add back prepayments in respect of acquisition of spectrum licence	–	325	–

Remove refund on acquisition of spectrum licence	(21)	–	–

Remove cash tax benefit of pension deficit payments	(273)	(109)	(110)
Normalised free cash flow[b]	2,440	2,973	2,782

Cash flow

We generated a net cash inflow from operating activities of £4,256m, down £671m, mainly driven by £2bn contributions to the BT Pension Scheme, offset by favourable working capital movements. In line with our outlook, normalised free cash flowb was £2,440m, down £533m or 18%, driven by increased cash capital expenditure, decrease in EBITDA and higher tax payments.

Free cash flow, which includes specific item outflows of £598m (2017/18: £828m) and a £273m (2017/18: £109m) tax benefit from pension deficit payments, was £619m (2017/18: £1,586m). Last year also included payments of £325m for the acquisition of mobile spectrum. The spectrum auction bidding took place across the 2017/18 and 2018/19 financial years. Whilst £325m was on deposit with Ofcom at 31 March 2018, we went on to acquire spectrum for a total price of £304m and the excess deposit balance has since been refunded. We made pension deficit payments of £2,024m (2017/18: £872m) and paid dividends to our shareholders of £1,504m (2017/18: £1,523m).

The net cash cost of specific items of £598m (2017/18: £828m) includes restructuring payments of £372m (2017/18: £189m) and regulatory payments of £170m (2017/18: £267m). Last year also included payments of £225m relating to the settlement of warranty claims under the 2015 EE acquisition agreement.

a Adjusted measures exclude specific items, as explained in the Additional Information on page 185.

b After net interest paid, before pension deficit payments (including the cash tax benefit of pension deficit payments) and specific items.

38
BT Group plc	Annual Report 2019

Group performance continued Summary financial performance for the year continued

You can see a reconciliation to normalised free cash flow from the net cash inflow from operating activities, the most directly comparable IFRS measure, on page 186.

Summarised balance sheet

As at 31 March	2019 £m	2018 (Restateda) £m	Movement £m

Intangible assets	14,385	14,447	(62)

Property, plant and equipment	17,835	17,000	835

Derivative financial instruments	1,592	1,509	83

Cash and cash equivalents	1,666	528	1,138

Investments	3,268	3,075	193

Trade and other receivables	3,667	4,331	(664)

Contract assets	1,602	–	1,602

Deferred tax assets	1,347	1,326	21

Other current and non-current assets	925	626	299

Total assets	46,287	42,842	3,445
Loans and other borrowings	16,876	14,275	2,601

Derivative financial instruments	940	837	103

Trade and other payables	7,269	8,494	(1,225)

Contract liabilities	1,425	–	1,425

Provisions	1,006	1,055	(49)

Retirement benefit obligations	7,182	6,847	335

Deferred tax liabilities	1,407	1,340	67

Other current and non-current liabilities	15	83	(68)

Total liabilities	36,120	32,931	3,189

Total equity	10,167	9,911	256

Pensions

The accounting deficit, net of tax, increased during the year from £5.7bna to £6.0bn, primarily driven by an increase in the liabilities due to a fall in the real discount rate reflecting market movements; partly offset by deficit contributions from the group and positive asset returns. The movements in the deficit for the group’s defined benefit plans are shown below:

Key movements in IAS 19 deficit

Note 20 to the consolidated financial statements gives more information on our pension arrangements.

Net debtc

Net debtc increased by £1,408m to £11,035m, mainly reflecting the £2bn of contributions to the BT Pension Scheme in June 2018. We issued £2bn of bonds to the BT Pension Scheme in June 2018.

We also issued bonds of £2.0bn in September and December 2018 and repaid bonds of £1.4bn maturing in August 2018 and February and March 2019.

Gross debt translated at swap rates and excluding fair value adjustments at 31 March 2019 was £15,912m. This comprises term debt of £15,001m, finance leases of £200m and other loans of £711m.

[a]	Certain results have been restated to reflect the update to the calculation of our IAS 19 accounting valuation of retirement benefit obligations. See note 2 to the consolidated financial statements.

[b]	The actual investment return in the year to 31 March 2019 of around 6% was greater than our discount rate assumption at 31 March 2018 of 2.65%.

[c]

Loans and other borrowings (both current and non-current), less current asset investments and cash and cash equivalents. Currency denominated balances within net debt are translated to sterling at swapped rates where hedged. Fair value adjustments and accrued interest applied to reflect the effective interest method are removed. Please refer to note 25 for reconciliation from nearest IFRS measure.

39

BT Group plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

The graph below shows our debt maturity profile:

Debt maturity profile

Note 25 to the consolidated financial statements gives more information on our debt arrangements.

Contractual obligations and commitments

We’ve shown in the table below our principal undiscounted contractual financial obligations and commitments at 31 March 2019.

As at 31 March 2019	Total £m	Less than 1 year £m	Between 1 and 3 years £m	Between 3 and 5 years £m	More than 5 years £m

Loans and other borrowings[a]	16,624	2,084	1,289	2,396	10,855

Finance lease obligations	202	16	35	31	120

Operating lease obligations	6,619	755	1,240	1,067	3,557

Capital commitments	1,432	1,129	162	141	–

Other commitments	253	253	–	–	–

Programme rights commitments	2,113	843	1,262	8	–

Pension deficit obligations	10,351	1,276	1,817	1,816	5,442
Total	37,594	6,356	5,805	5,459	19,974

[a]	Excludes fair value adjustments.

We have unused committed borrowing facilities totalling £2.1bn. We expect that these resources, combined with the future cash we generate, will allow us to settle our obligations as they are due.

Notes 20, 25 and 30 to the consolidated financial statements gives further information on these items.

Share buyback

We spent £9m (2017/18: £221m) on our share buyback programme. We received proceeds of £5m (2017/18: £53m) from people exercising their share options.

40
BT Group plc	Annual Report 2019

Group performance continued Our customer-facing units

Consumer
Adjusted[a] revenue	Adjusted[a] operating profit
£10,695m	£1,510m

	2019	2018
	(IFRS 15)	(IAS 18)	Change
Year to 31 March	£m	£m	£m	%
Adjusted[a] revenue	10,695	10,360	335	3

Adjusted[a] operating costs	8,161	7,984	177	2
Adjusted[a] EBITDA	2,534	2,376	158	7

Depreciation & amortisation	1,024	992	32	3
Adjusted[a] operating profit	1,510	1,384	126	9

Capital expenditure	994	919	75	8
Normalised free cash flow[b]	1,323	1,389	(66)	(5)

We continue to experience challenging trends in both the high-end smartphone market and in the broadband market. However, with leading mobile and fixed networks, improving customer experience, three strong brands and further enhancements to BT Plus, with 5G coming imminently, we are well placed for the future.

Adjusteda revenue growth of 3% for the year was driven by the continued increase in handset costs for customers, growth in the SIM-only base across all brands and the impact of price increases, partially offset by solus voice price reductions.

Adjusteda EBITDA grew 7% for the year as the revenue growth was partially offset by increased trading costs.

Capital expenditure growth of 8% was driven by increased network spend as preparations were made for the EE 5G launch in 2019. Normalised free cash flowb was £1,323m, down 5% on last year as the increase in EBITDA was offset by the settlement at the start of the year of the Phones4U dispute relating to the retail trading agreement, and increased capital expenditure.

Mobile churnc was stable at 1.2% for the year, whilst fixed churnc was up from 1.3% to 1.4% reflecting the impact of price increases in the year.

Enterprise[d]
Adjusted[a] revenue	Adjusted[a] operating profit
£6,292m	£1,356m

	2019	2018
	(IFRS 15)	(IAS 18)	Change
Year to 31 March	£m	£m	£m	%
Adjusted[a] revenue	6,292	6,647	(355)	(5)

Adjusted[a] operating costs	4,302	4,570	(268)	(6)
Adjusted[a] EBITDA	1,990	2,077	(87)	(4)

Depreciation & amortisation	634	635	(1)	–
Adjusted[a] operating profit	1,356	1,442	(86)	(6)

Capital expenditure	501	492	9	2
Normalised free cash flow[b]	1,483	1,587	(104)	(7)

The UK and Ireland business-to-business market remains challenging. The main headwind we face is the decline in traditional calls and lines where we have a relatively high market share. The IP Voice market is significantly more fragmented, with a large number of providers, and we are focused on expanding our share in this growing market. The mobile market remains competitive and we continue to see pressure on pricing. While overall growth in the broadband market is limited, we are seeing good demand for our premium products such as fibre and 4G Assure. Newer areas such as the Internet of Things, Cloud, SDWAN and security remain good opportunities for us over the longer term.

Adjusteda revenue decreased 5% for the year mainly due to the ongoing decline of fixed voice revenue. We continue to see a steeper than expected reduction in calls per fixed line as usage moves to mobile and IP. We continue to sell less low margin equipment and also experienced ongoing declines in some of our other legacy products such as private circuits. This was partially offset by growth in IP, Mobile and Networking. We’re also continuing to see encouraging growth in messaging volumes in Ventures.

Adjusteda operating costs reduced 6%, helped by labour cost efficiencies from our cost transformation programmes. Adjusteda EBITDA decreased 4%, with our lower cost base more than offset by the reduction in revenue.

Capital expenditure increased 2% and normalised free cash flowb decreased 7%, reflecting the reduction in EBITDA and the higher capital expenditure.

The Retail order intake decreased 15% to £2.9bn for the year due to the signing of a large contract in Republic of Ireland in the prior year. The Wholesale order intake declined 22% to £1.0bn after 2017/18 benefitted from a number of large deals, including the timing of some contract renewals.

[a]	Adjusted measures exclude specific items, as explained in the Additional Information on page 185.

[b]	Free cash flow after net interest paid, before pension deficit payments (including the cash tax benefit of pension deficit payments) and specific items.

[c]	Number of customers who disconnect from the network, voluntarily or involuntarily, during the period, divided by the average number of customers during the period, presented as a monthly figure.

[d]

Enterprise comparatives have been re-presented to reflect the bringing together of our Business and Public Sector and Wholesale and Ventures units into a single Enterprise unit, as well as the transfer of Northern Ireland Networks from Enterprise to Openreach.

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BT Group plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

Global Services
Adjusted[a] revenue	Adjusted[a] operating profit
£4,735m	£135m

	2019	2018
	(IFRS 15)	(IAS 18)	Change
Year to 31 March	£m	£m	£m	%
Adjusted[a] revenue	4,735	5,013	(278)	(6)

Adjusted[a] operating costs	4,230	4,579	(349)	(8)
Adjusted[a] EBITDA	505	434	71	16

Depreciation & amortisation	370	424	(54)	(13)
Adjusted[a] operating profit	135	10	125	1,250

Capital expenditure	245	278	(33)	(12)
Normalised free cash flow[b]	296	118	178	151

Global Services operates in a global market that continues to experience high levels of change driven by both rapid technology innovation and a dynamic competitive landscape. Customers’ demands continue to evolve towards more flexible, on-demand models and new cloud-based and software-defined networking solutions. We continue to execute our Digital Global Services transformation programme to focus our business, standardise our operations, transform our underlying infrastructure, and provide innovative solutions to address the changing demands of our customers. We are focused on around 800 multinational companies and financial institutions served by three global industry verticals.

Adjusteda revenue for the year was down 6%, in line with our strategy to de-emphasise low margin business and including the impact of divestments. This includes a £35m negative impact from foreign exchange movements, primarily reflecting lower IP Exchange volumes and equipment sales.

Adjusteda operating costs for the year were down 8% mainly reflecting the decline in IP Exchange volumes and equipment sales and lower labour costs from our ongoing restructuring programme. Adjusteda EBITDA for the year was up £71m reflecting the reduction in operating costs and certain one-offs, more than offsetting the impact of lower revenue.

Depreciation and amortisation was down 13% for the year due to closure of certain projects in the prior year.

Capital expenditure was down 12% for the year reflecting ongoing rationalisation and our strategy to become a more asset light business. Normalised free cash flowb for the year improved by 151% to £296m, reflecting higher EBITDA, lower capital expenditure and improved working capital.

Total order intake was £3.3bn, down 15% year on year continuing to reflect a shift in customer behaviour, including shorter contract lengths and greater prevalence of usage-based terms.

Openreach[c]
Adjusted[a] revenue	Adjusted[a] operating profit
£5,075m	£955m

	2019	2018
	(IFRS 15)	(IAS 18)	Change
Year to 31 March	£m	£m	£m	%
Adjusted[a] revenue	5,075	5,278	(203)	(4)

Adjusted[a] operating costs	2,652	2,663	(11)	–
Adjusted[a] EBITDA	2,423	2,615	(192)	(7)

Depreciation & amortisation	1,468	1,401	67	5
Adjusted[a] operating profit	955	1,214	(259)	(21)

Capital expenditure	2,081	1,699	382	22
Normalised free cash flow[b]	685	1,100	(415)	(38)

Openreach has a UK-wide presence which is overlapped by our competitors in around half the country. This overlap is expected to grow as alternative network providers build-out new fibre footprint. Our volume discount deal, signed with the majority of our major communications provider customers, has led to another record quarter for fibre sales. We are also rapidly expanding our fibre-to-the-premises network to provide the next generation of services for our customers. We have experienced strong demand from businesses for Ethernet circuits for the second consecutive quarter.

Adjusteda revenue decline of 4% for the year was driven by regulated price reductions predominantly on FTTC and Ethernet products, non-regulated price reductions (mainly driven by communications providers signing up for fibre volume discounts), a small decline in our physical line base and a reclassification of costs to revenue. This was partly offset by 25% growth in our fibre rental base, a 9% increase in our Ethernet rental base and the impact of adopting IFRS 15.

Adjusteda operating costs were broadly flat, with higher costs from recruiting and training engineers to support our ‘Fibre First’ programme and help improve customer experience, as well as pay inflation and business rates, offset by efficiency savings and a reclassification of costs to revenue. Adjusteda EBITDA was down 7% for the year.

Capital expenditure was £2.1bn, up 22%, driven by investment in our FTTP and Gfast network build and higher year-on-year BDUK net grant funding deferrals, partly offset by efficiency savings.

Normalised free cash flowb was down 38% due to the EBITDA decline, higher underlying capital expenditure (excluding BDUK grant funding deferrals) and timing of customer receipts.

[a]	Adjusted measures exclude specific items, as explained in the Additional Information on page 185.

[b]	Free cash flow after net interest paid, before pension deficit payments (including the cash tax benefit of pension deficit payments) and specific items.

[c]	Openreach comparatives have been re-presented to reflect the transfer of Northern Ireland Networks from Enterprise to Openreach.

42
BT Group plc	Annual Report 2019

A message from the Openreach Chairman

Openreach has had a solid year of progress. We improved our customer service performance, confirmed our status as a legally separate entity, and accelerated our full fibre build programme through major investments in our people and our network.

Investing in our service and people

Our network is more than 173 million kilometres long and passes nearly 32 million homes and businesses. With so many customers, improving the service we offer will always be our top priority.

I am encouraged by the progress we’re making in reducing faults, keeping missed appointments down and fixing issues much faster. Last year we cut the total number of faults on our network by 4.4% – saving some 194,000 engineer visits. This is helping us continue to meet or exceed all of Ofcom’s 42 Minimum Service Level targets on copper and broadband services.

On the dedicated circuits we provide for businesses, we delivered another strong year of Ethernet orders and we are also fixing 94% of faults within just five hours.

We also opened more direct communication with end customers, via our website and social media, to tackle the frustration some face in contacting us.

But we know we need to do better, because what we do is so important to the UK’s citizens and businesses.

We’re continuing to invest heavily in our people, training and systems. This year we hired 3,500 more trainee engineers to help us sustain improvements and we will hire a further 2,700 next year. It is the biggest recruitment drive in our history. To consolidate it we have introduced new training and career opportunities to help us develop and keep hold of the very best engineering talent.

We have now opened four fibre training centres, including Peterborough, Livingston and Yarnfield. A further eight similar centres are being built or upgraded across the country. This 100,000 square-foot facility includes an ‘Open Street’ – a mock-up of a typical suburban street, to help our engineers develop their skills in an authentic and immersive environment.

Fulfilling our commitments to Ofcom

Following Ofcom’s Digital Communications Review of 2015, we have implemented a series of changes to our governance and operations to give Openreach more control of its strategy, investments and plans within a strategic and financial framework defined by BT.

The major milestone this year concerned our people. On 1 October 2018, more than 31,000 people transferred from BT into the new Openreach Limited – a considerable step that we believe is the largest ever one-off people transfer in UK corporate history. We also created Openreach Northern Ireland to complete the formal implementation of our commitments to Ofcom under the Review.

Meanwhile, our rebranding programme continues ahead of schedule. Almost 17,000 vehicles now feature the new Openreach brand, and we have updated all our external websites, templates and systems. Out of 32 Openreach buildings, we have just seven more to rebrand.

Ofcom recognised the progress we have made across the board in its most recent implementation report.

We have completed most of what I call the ‘hard wiring’ necessary to create the more independent Openreach. The ‘soft wiring’, encompassing things such as culture and behaviour, always takes longer to embed. I am, however, very encouraged at the real progress that BT and Openreach have made in this regard. There is a real consensus throughout both organisations that only by embedding this new way of working will we establish an enduring legacy. It takes time but we are on the right path.

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Governance

Financial statements

Additional information

  Highlights

 173m

    Our network is more than

    173 million kilometres long

 94%

    We are fixing 94% of network

    faults within five hours

 3,500

    In 2018 we hired

    3,500 trainee engineers

    We are progressing FTTP build

    in 26 locations

 27.5m

    We have built our superfast

    network to almost 27.5 million

    premises across the UK

‘Fibre First’

FTTP is a vital technology for the UK’s future. It is fast, reliable and future-proof. We believe it is key to the future success of digital services in the UK and we believe Openreach has to underpin this. That is why our strategy is ‘Fibre First’.

Last year we accelerated our fibre build programme and doubled our FTTP footprint. The new network is now available to more than 1.2 million homes and businesses. As a result, we are increasing our aim of reaching three million homes to four million by March 2021. We are progressing FTTP build in 26 locations and in April announced a further 12 locations to benefit from FTTP availability in the next 12 months, bringing the total to 38. Around a third of our FTTP footprint today is in rural areas, and our continuing BDUK work is almost exclusively focused on FTTP.

We want to go further – to 15 million by the mid-2020s – if the right conditions to invest are in place. To help create those conditions, we are doing whatever we can to reduce the cost of rolling out fibre – including tools and techniques such as drones, micro-ducting, ribbonised cables and ‘plug-and-play’ connections.

We’re also working with the Government and Ofcom to deliver the enablers we need to go even further and faster. One of the biggest of these is business rates – specifically the Cumulo tax on fibre infrastructure. It is a barrier to investment for any operator wanting to build more FTTP, and we believe that action on this by the Government would boost investment across the sector.

Another hurdle is adoption. Having built our superfast network to almost 27.5 million premises across the UK, there are still more than 15.5 million homes and businesses who have not signed up to our superfast broadband.

That is why last year we took the unprecedented step of offering volume- related discounts to encourage more communications providers to upgrade their customers. The move is already having a positive effect on take-up.

We also continue to extend fibre into rural areas – via publicly-subsidised schemes and direct partnerships with local communities. We recently signed our 850th Community Fibre Partnership contract. Overall the scheme has helped us upgrade almost 98,000 homes and businesses in recent years.

Looking to the future

We are committed to openness and transparency, so we are now publishing a wide range of information about our ‘Fibre First’ programme on our website, including maps and a list of locations we will be building in over the next 12 months.

We also publish details of the specific exchanges where we’ve installed, are currently installing, or will soon be installing (within the next three months) FTTP. We will update this information every three months.

These are exciting times at Openreach. We want to get decent, reliable and future-proof broadband to as many people as we can, as fast as we can. I look forward to seeing that continue to materialise over the coming year.

Mike McTighe

Chairman, Openreach

8 May 2019

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BT Group plc	Annual Report 2019

Our approach to risk management

Like any business, we face a number of risks and uncertainties. Some come from outside our organisation, others from within. Some we can control but others we can’t, in which case we plan for the consequences. Many of our risks are similar to those faced by similar businesses.

Principal risks and uncertainties

The principal risks and uncertainties that affect us could have an impact on our business, brand, customers, assets, revenue, profits, liquidity or capital resources.

Our Enterprise Risk Management framework gives reasonable (but cannot give absolute) assurance that we’ve identified and are addressing our biggest risks. But there may be some risks that are either currently unknown, or currently seen as less important but with the potential to become more important in the future.

Events outside BT present both risks and opportunities. We focus our efforts on predicting and managing risks while aiming to take advantage of any opportunities that may emerge.

We recognise the uncertainty that political and geopolitical risks present, and have continued to operate a specific Brexit programme across BT that looks at how we might be affected and what our response should be. This programme has developed contingency plans covering a range of scenarios, including the possibility that the UK leaves the EU without a deal. The programme continues to follow developments closely and reports to a steering group chaired by our chief financial officer.

In the section below, we explain what we’re doing to help prevent our main risks from materialising, or to limit their impact if they do. Our principal risks and uncertainties should be considered alongside our risk management process, the forward-looking statements in this document and the associated cautionary statement (see page 190).

Enterprise Risk Management framework: responsibilities and governance

Customer-facing and technology unit audit and risk committees			*Audit & Risk Committee*
Customer-facing and technology unit leadership teams	**Group Risk Panel**	**Executive Committee**	**Board**
Our units follow our Enterprise Risk Management framework to manage risks. That means identifying, responding to, monitoring and assuring the key risks affecting their business. They record the risks for their leadership teams to review. Audit and risk committees in our customer-facing and technology units, plus corporate functions, oversee this process.	The Group Risk Panel supports the Board and the *Executive Committee*. Every three months it reviews the Group Risk Register, which describes our most significant risks and how they are being managed, considers new or emerging risks, and recommends ways to tackle them. It also oversees the work of the group risk management function.	The *Executive Committee* owns and oversees the risk management process. Significant risks are reported and monitored through the Group Risk Register. The *Executive Committee* assigns a senior owner to take charge of monitoring and managing each risk. It monitors risks through detailed reviews of individual risks as well as six-monthly reviews of the Group Risk Register.	The Board has overall responsibility for making sure we manage risks appropriately. It regularly reviews, either directly or through the *Audit & Risk Committee*, how we're doing across the group, in our customer-facing and technology units and corporate functions.

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Governance

Financial statements

Additional information

How we manage risk

Managing risk is essential if we’re to meet our objectives, build shareholder value, become more resilient, maintain our licence to operate and promote our stakeholders’ interests. To help us, we’ve developed a group-wide risk management process with four stages:

Changes over the year

In 2017/18 we improved the way we manage risk through: revisiting our three lines of defence model and how we apply it to our key areas of risk; reviewing our risk management arrangements against some external benchmarks; and continuing our cycle of war gaming. Specific improvements to our risk and assurance activities in 2018/19 included:

Integrated approach

This year we brought together, under new management, our risk management, compliance, internal audit and some second line assurance functions to manage risk and provide assurance in a more integrated and simplified way. To extend and sustain the benefits of this across the organisation, we’ve launched a new programme called ‘One BT Integrity and Compliance’ – see page 70 for more detail.

Supplier failure

We’ve been reviewing the lessons we learned following the collapse of a major supplier during the year, and have made a number of improvements to how we would pre-empt and respond to a similar event in the future.

Major contracts

We’ve been reviewing responsibilities across the three lines of defence for the management and governance of our major contracts, and have strengthened our assurance reporting over key contract controls.

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BT Group plc	Annual Report 2019

Our principal risks
and uncertainties

Strategic risks

Link to strategy	Link to business model

Best converged network	Financial capital

Differentiated customer experience	Human capital

Simplified, lean and agile business	Manufactured capital
Trend versus prior year indicates our perception of pre-mitigation risk	Intellectual capital
Increasing/worsening	Social capital

Lessening/improving	Natural capital

At a similar level

Competition and technology changes		Trend

• Our strategy and business model could be disrupted by technology change and/or intensifying competition from established players and new entrants into our markets	Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  Loss of market share, lower revenues, and profit.

•  Products becoming obsolete faster.

•  A need for us to invest more.

  Developments in 2018/19

•  The UK telecom market struggled to grow.

•  Competition increased in the UK as many of our competitors tried to take more market share.

•  Some alternative network providers announced fibre network investment plans in the UK.

•  UK sports rights competition increased, with Amazon winning a three-year broadcast package for the Premier League, starting in 2019.

•  Competitors are developing their future 5G propositions.

•  We are:

–  delivering a differentiated customer experience to retain existing customers and attract new customers

–  investing in building the best converged network to provide our customers with products and services that stand out in the marketplace

–  simplifying our business and processes to reduce our cost base, which is an essential enabler to deliver a differentiated customer experience and build the best converged network.

•  We’re keeping a close eye on and responding to technology developments and competitor activity that could have an impact on us achieving our goals.

Communications industry regulation		Trend
• Risk of unfavourable changes to the way we operate and compete where, for example, Ofcom raises competition concerns around market power	Link to business model	Link to strategy
• Also the risk of unfavourable regulatory changes outside the UK to licensing and terms on which we access incumbent operators’ networks

Potential impact	Examples of how we mitigate
• Reduced prices on products. • Increased costs of doing business due to the service standards we are required to meet. • Limitations in the scope and competitiveness of the services we can provide.

•  Our regulatory and policy specialists, legal experts, compliance and operational teams guard against potential risks and look for timely opportunities to support the shaping of regulation. This is underpinned by our regulatory strategy.

•  We push for clear, predictable and proportionate regulation, submitting evidence and analysis into market reviews, charge controls, disputes and investigations.

•  Regular engagement with regulators, government, consumer organisations and other key stakeholders helps us build trust and understand their outlook.

•  We can ask for judicial reviews of regulatory decisions and appeal to the Competition Appeal Tribunal, dispute things or complain against outcomes that we feel aren’t in the best interests of the market or our customers.

Developments in 2018/19

•  Ofcom published Digital Communications Review Implementation Reports in June and November 2018 reviewing BT’s and Openreach’s adoption of the Commitments and Governance Protocol.

•  The Department for Digital, Culture, Media and Sport published its Future Telecoms Infrastructure Review.

•  Ofcom continued its cycle of market reviews, including consultations on the business connectivity and physical infrastructure markets, and on its move to more holistic regulation of access across business and residential markets.

•  Consumer issues such as charges once a customer’s minimum contract term expires were part of a super-complaint by Citizens Advice to the Competition and Markets Authority (across telecommunications and financial services sectors) and has been referred back to Ofcom.

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BT Group plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

Political risk		Trend
• Our future strategy and investor confidence could be undermined as a result of an uncertain or adversarial political environment	Link to business model	Link to strategy
• Our operations and revenues could be disrupted as a result of geopolitical risk, in particular outside the UK

Potential impact	Examples of how we mitigate

•  Direct consequences include impact of movement in foreign exchange rates, lower consumer and business confidence, cost and availability of capital, interest rates and changes in tax regimes.

•  Political risk can also impact upon some of our other principal risks, in particular regulation.

•  Outside the UK political risk impacts us through changes in regulation and competition. It could also result in social unrest or a breakdown in the rule of law, which could lead to a threat to our people and assets.

  Developments in 2018/19

•  There were continued negotiations between the EU and UK to agree Brexit terms – against a backdrop of domestic political instability.

•  There was high political interest and policy focus around communications – particularly fibre broadband and 5G. The Government’s Future Telecoms Infrastructure Review concluded.

•  There was more political focus on issues like consumer pricing and contracts, and security and competition in the communications supply chain.

•  We have strong relationships with the UK Government, key departments, MPs, peers, the media and business and consumer bodies. We also engage often and closely with governments and politicians in the EU and our key global markets.

•  We inform public debate around the communications market with campaigns explaining our role within it.

•  In the build up to the UK’s scheduled exit from the EU we’ve continued our contingency planning to make sure customers keep getting our services. This includes: making sure we have enough stock to mitigate any short-term disruption; making crisis management arrangements in the immediate aftermath of a ‘hard’ Brexit; reviewing how we’d keep serving EU customers; assessing what systems we need to change; and making sure our key suppliers are similarly prepared for any eventuality.

•  Outside the UK our public affairs and regulatory teams support governments and regulators to establish and maintain open and fair regulation of markets.

•  Our security and business continuity teams focus on protecting our people and assets against the consequences of geopolitical risks.

Financial risks

Pensions risk	Trend

•  Our defined benefit (DB) pension schemes, in particular the BT Pension Scheme
(BTPS), could become more of a financial burden as a result of future low investment returns, high inflation, longer life expectancy and/or regulatory changes

Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  The next BTPS valuation is due at 30 June 2020. A rise in the deficit might affect the size of payments we have to make into the scheme.

•  A rise in the deficit could also negatively affect our share price or credit rating, making it harder and more expensive to access funding.

  Developments in 2018/19

•  The actuarial valuation of the BTPS was agreed in May 2018. This led to a £2bn contribution in June 2018, funded by proceeds from issuing long-term bonds to the BTPS.

•  We reviewed pension arrangements for our UK people, closing Sections B and C of the BTPS to future benefit accrual on 30 June 2018 (representing more than 99% of active members at the time). This has largely removed the build-up of additional future liabilities in the BTPS.

•  We and the BTPS Trustee regularly review the scheme’s funding position and investment performance. We also consider associated risks and possible mitigations.

•  Our agreement with the BTPS Trustee following the last funding valuation helped reduce investment risk and allows for a gradual move to a low-risk investment approach over time. Our strategy also aims to mitigate the impact of liability increases (for example by investing in assets that will go up in value if future inflation expectations rise).

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BT Group plc	Annual Report 2019

Our principal risks and uncertainties continued

Financial risks continued

Financial risk		Trend
• Like many other major international businesses, we’re exposed to financial risks such as market risk (including interest rate and foreign exchange risks), credit risk, liquidity risk and tax risks	Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  Interest and foreign exchange rate movements could negatively affect our profitability, cash flow and balance sheets (see note 27 to the consolidated financial statements).

•  If credit risks materialise they could negatively impact our liquidity and profitability.

•  If we don’t stick to tax rules we could face financial penalties and reputational damage.

  Developments in 2018/19

•  Earlier in the year S&P and Fitch downgraded our credit rating, due to concerns over the effect that competing pressures, including those related to our pension and our network investments, may have on our cash flows. The three main agencies now rate us Baa2/BBB with stable outlook.

•  As the external tax environment changes, we have to make more judgements to forecast the future tax consequences of business decisions.

•  We have a centralised treasury function whose job is to manage liquidity and funding requirements as well as our exposure to financial and market risks.

•  Our governance framework is at the heart of how we mitigate tax risk. This is set and agreed by the Board. We always aim to pay tax in line with the laws of the countries where we do business. We want open, constructive relationships with tax authorities worldwide, getting reputable independent advice where we need it.

Compliance risks

Significant financial control failure		Trend

• Financial controls may not prevent or detect fraud, financial misstatement or other financial loss	Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  Failures in our financial control framework could result in financial misstatement, financial loss including a failure to prevent fraud, or key decisions being taken based on incorrect information.

  Developments in 2018/19

•  KPMG have become our new external auditors.

•  We have brought together, under new management, our risk management, compliance, internal audit and some second line assurance functions.

•  We commenced a significant Sarbanes-Oxley control enhancement programme which identified two particular areas requiring remediation: IT general controls and risk assessment, in particular, documentation of information used in controls. Although improvements have been made, remediation and testing of all IT general controls and risk assessment remediation plans was not complete at 31 March 2019 and will be a significant focus for 2019/20. Unremediated deficiencies in the two areas were concluded to be a ‘material weakness’ as at 31 March 2019 as defined by the Sarbanes-Oxley Act.

•  We train our people (including those in high risk roles) to build awareness and understanding of controls – including our three lines of defence, fraud awareness and balance sheet reconciliation best practice courses.

•  We have implemented a financial controls framework with appropriate policies, processes, checks and balances – including quarterly certifications over key controls by senior leaders.

•  We are progressing a programme to strengthen our financial control framework, supported by a new Group Financial Controls and Assurance team.

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Governance

Financial statements

Additional information

Privacy, data protection and data governance		Trend
• We might fail to ensure that our customers’ and employees’ data are secure and protected in compliance with data privacy laws, against internal and external threats	Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  A breach of data protection regulation could result in enforcement action, significant fines, class action, prison sentences and the regulator telling us to stop processing the data.

•  This could also result in potential reputational damage, stopped operations and financial loss from fines and customers leaving.

  Developments in 2018/19

•  EU General Data Protection Regulation (EU GDPR) came into force on 25 May 2018. Our preparations included setting out in our privacy policies what personal data we collect, what we do with it and why we process it; reviewing our contractual data obligations with suppliers; and increasing our resources to deal with data subject access requests.

•  A number of major corporations have fallen victim to significant data breaches this year.

•  We perform compliance reviews of our activities involving personal data across the business. Our focus is on protecting systems, enhancing our operational processes and training our people to protect the personal data they handle.

•  We provide our people with tools to make risk-based decisions in their day-to-day activities (like using Privacy Impact Assessments when they develop new products or services).

•  We conduct due diligence activities on third parties’ data handling and security arrangements.

•  We have Binding Corporate Rules agreed with the regulator to guide and support our business operations.

Health, safety and wellbeing		Trend
• We might fail to ensure the health, safety and wellbeing of our people or members of the public, in breach of health and safety laws and regulations	Link to business model	Link to strategy

Potential impact	Examples of how we mitigate
• Health and safety failures could mean injury to our people or members of the public, financial penalties, hindered or stopped operations and reputational damage.

•  We implement a company-wide and Board-endorsed health, safety and wellbeing strategy.

•  All our people do training in basic health and safety, overseen by their managers.

•  We monitor compliance through annual licensing, refresher training, competency assessments and accreditation for higher-risk groups.

•  We have a new IT system to help us better capture and share information on health and safety incidents.

•  We run wellbeing campaigns for our people.

Developments in 2018/19

•  Changes in technology and working processes helped reduce physical risks to our people.

•  Changes in our workforce mean we have more new recruits and they need more safeguards while they gain experience.

•  We’re managing the psychological impact of the pace and scale of our transformation on our people.

•  We’ve appointed a new director of health, safety and wellbeing.

Ethical culture		Trend
• Our controls and procedures could fail to detect unethical or inappropriate behaviour by our people or associates	Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  Unethical or inappropriate behaviour could result in fraud or a breach of regulation or legislation.

•  That in turn could expose BT to significant penalties, criminal prosecution and damage to our brand and reputation.

•  First and second line assurance teams perform risk-focused thematic reviews in addition to controls monitoring.

•  We have policies covering financial and non-financial controls including trade sanctions, conflicts of interest, gifts and hospitality, charitable donations and sponsorship.

•  We carry out due diligence on third parties like suppliers, agents, resellers and distributors.

•  We include anti-corruption and bribery clauses in our procurement contracts.

Developments in 2018/19

•  A steady flow of companies being prosecuted under anti-corruption and bribery laws (UK Bribery Act and the FCPA).

•  An increase in legislation to address and report on human rights abuses by companies.

•  An increase in Speak Up (BT’s confidential whistleblowing service) reports and conflict of interest registrations.

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BT Group plc	Annual Report 2019

Our principal risks and uncertainties continued

Operational risks
Customer experience		Trend
• Our customer experience may not be brand enhancing nor drive sustainable profitable revenue growth	Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  If we don’t deliver a great customer experience it could damage our brand, cause customers to leave and so reduce our revenue, or even lead to financial penalties.

•  It could also impact our people’s pride in working for BT.

  Developments in 2018/19

•  We continued to improve our customer experience, achieving our best ever customer perception results for BT Consumer, EE, Enterprise and Global Services.

•  Our consumer brands came together under a new Consumer unit.

•  We launched our new Be There brand positioning.

•  We track a range of customer experience metrics very closely and have programmes in place to drive improvement. For example, our BT transformation plan includes a radical business process simplification workstream.

•  We’ve launched new and innovative products to further enhance our customers’ experience, for example, BT Plus.

Major contracts		Trend
• There is a substantial performance risk to our complex and high-value national and multinational customer contracts	Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  If we don’t meet contractual commitments, or if customers’ needs change, then our expected future revenue, profitability and cash generation may reduce.

•  Contracts may even become loss-making through a drop in revenue, changes to customers’ businesses, business failure or contract termination.

•  We are delivering some particularly high-profile infrastructure contracts, notably the Emergency Services Network (ESN) and the Broadband Delivery UK programme (BDUK). If we failed to deliver these, or had an operational failure, it could lead to major reputational damage.

•  We have governance, risk management and reporting processes in place at both corporate function and customer-facing unit levels.

•  We have an independent review programme to provide checks and balances on individual contracts.

•  We check how we’re managing contracts against a best practice framework, based on our knowledge of running and managing major programmes.

•  We also train our contract managers to better identify and manage risk.

Developments in 2018/19

•  We made improvements this year, including:

–  learning more about why the performance of some contracts deteriorates and how to stop it happening in future

–  improving the process for management reviewing contracts

–  improving long-term forecasting

–  improving our contract management systems and governance processes

–  redefining and enhancing our controls and assurance.

•  On top of deploying the second and third phases of our BDUK contracts, we continued to win new BDUK work to further extend coverage of superfast broadband in rural areas.

•  We agreed a new ESN contract framework with the Government.

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Governance

Financial statements

Additional information

Service interruption	Trend

•  There is a risk we are unable to prevent and respond to incidents caused by natural perils, network and system faults, and malicious acts that threaten our network

•  We may also fail to prevent interruption to our services as a result of supply chain failure, software changes, equipment faults, fire, flood, infrastructure outages and sabotage

Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  A major interruption event could result in lost productivity, rework and recovery costs, loss of revenue, increased insurance costs, legal or contractual penalties, or even harm to individuals.

•  It could also result in customers leaving BT.

  Developments in 2018/19

•  Extreme weather always challenges our IT and network estate. This year we had to keep our network operating through the joint hottest UK summer on record, lightning storms and heavy rain.

•  We’ve particularly focused on technology lifecycle management to recognise and manage the risks associated with our systems estate over time.

•  We monitor our IT and network performance very closely, and have controls in place to limit interruption to service.

•  Our mobile, geographically dispersed, emergency response facilities help us manage incidents if they do occur.

•  We are continuing our programme of providing permanent flood protection for our critical assets most at risk.

•  We test our resilience through a number of activities, including a continual cycle of war gaming.

•  We review the lessons learned from major incidents in order to try to prevent such things from recurring.

Cyber and information security	Trend

•  Security risks could arise from people inside BT or from external sources like hacktivists, criminals, terrorists or nation states attacking our infrastructure and assets, for example through use of hacking tools, phishing scams and disruptive malware

Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  A cyber attack could result in disruption to our business or data being compromised, leading to financial loss, long-term reputational damage, loss of market share, regulatory sanctions, fines and contract penalties or termination.

•  It could also result in missed opportunities to grow revenue and launch new services ahead of our competitors.

•  We monitor and log our network and systems, and keep raising our people’s security awareness through training and mock phishing attacks.

•  We have compartmentalised our IT estate as we provision new cloud-based systems to limit the potential impact of a cyber attack.

•  ‘Red Team’ exercises run by our ethical hackers help us to keep improving security across BT, especially around upgrading our access controls.

Developments in 2018/19
• Major corporates continue to fall victim to cyberattack, with a number of high-profile incidents occurring in 2018/19. • EU GDPR came into force on 25 May 2018.

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BT Group plc	Annual Report 2019

Our principal risks and uncertainties continued

Operational risks continued

Supply chain	Trend

•  There is a risk of disruption to the integrity and continuity of our supply chain

•  Global markets expose us to global supply chain risks. These include different labour standards and environmental and climate change practices, increasing regulation and geopolitical events

Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  The impact of suppliers failing can vary. If substituting a failing supplier meant we had to disrupt our business, it could cost us a lot of time and money.

•  If we couldn’t find a different supplier, it might compromise the commitments we make to our customers, leading to us breaking our contract, losing revenue or incurring financial penalties.

•  If our supply chain doesn’t meet legal, regulatory or ethical standards it could damage our reputation and possibly lead to legal action and fines.

  Developments in 2018/19

•  With EU GDPR coming into force, we worked closely with our suppliers through the year to help protect our people and customers and incorporate privacy-by-design by default into the products and services they supply us.

•  We planned extensively for the potential impacts of Brexit on our supply chain.

•  We’ve been closely monitoring global political developments with respect to Huawei.

•  We started work to establish a new centralised third-party risk and control capability.

•  After the failure of Carillion (one of our large suppliers) last year, we strengthened our risk monitoring processes, including the ways we identify and respond to early warning signs of potential supplier failure.

•  In December 2018 we announced that, in line with our long-standing network architecture principles around the use of Huawei, we will replace the current Huawei 4G core (inherited through the EE acquisition). This will be implemented as we move to a future new and combined 4G/5G core.

•  For our most important suppliers, we keep a close watch on our relationships, their performance and ability to meet their obligations. We tell the business when there’s a risk of a supplier failing, and our senior leaders review our readiness for such events.

•  We undertake due diligence when we introduce new suppliers and in our continuing business with existing ones. That includes checks on company finances, business systems, accreditations, media reputation and ethical practices. The standards we apply are available on selling2bt.com.

•  We are also refining the way our three lines of defence come together to manage and assure supplier risks.

•  Our dealings with suppliers follow our trading, compliance and ethical policies – see page 27 for more detail.

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BT Group plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

Colleague engagement		Trend
• There is a risk that our people are not sufficiently engaged to enable us to achieve our strategic priorities	Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  Negative reactions to change might mean us losing talented people, leading to us losing important skills and needing to hire more external people, adding cost to the business.

•  Poor engagement also raises the risk of general industrial unrest and action.

  Developments in 2018/19

•  We’ve worked constructively with our unions this year to agree a number of transformation initiatives, including changes to our defined benefit pension scheme and the TUPE transfer of our people into Openreach Limited.

•  As we create a simpler business, we’re also working closely with our unions to roll out a new people framework defining job families and career levels for our people.

•  We’ve undertaken extensive consultations with unions, works councils and colleague representatives to make sure we maintain a healthy and positive relationship with our people.

•  We’re continuing to streamline our management structure – moving responsibilities closer to front line teams and speeding up decision making to help deliver a better customer experience.

Change management		Trend
• Our BT transformation plan could fail to deliver its required benefits • There is also a risk that such deep and fast change can be distracting and cause uncertainty amongst our people	Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  If we don’t manage our change programme carefully, we may not deliver its intended benefits, it could negatively impact customer experience or affect our employee engagement.

•  We could potentially overspend on the change programme itself.

  Developments in 2018/19

•  We made good progress delivering our BT transformation plan, including establishing a new people framework for our management grades.

•  Work continued delivering a new Digital Global Services with an agreed new organisational structure.

•  We completed the integration of our Business and Public Sector and Wholesale and Ventures units into a single new Enterprise unit.

•  We apply a formal structure and governance to our key change programmes – for example our BT transformation plan has a full-time programme office and our Executive Committee reviews progress regularly. Change programmes are also supported by our business transformation team.

•  Close communication with our people and unions, supported by monitoring our engagement levels, helps us manage the uncertainty that the transformation may cause and to target interventions where needed.

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BT Group plc	Annual Report 2019

Our viability statement

Assessment of prospects

An understanding of the group’s business model and strategy is central to assessing its prospects, and details can be found on pages 12 to 21.

Our business model provides resilience that is relevant to any consideration of our prospects and viability. In the UK, we benefit from diversification across a number of markets and products, which increased significantly through the acquisition of EE. We also have a broad spread of customers and suppliers across different geographic areas and market sectors, serving the needs of customers in 180 countries worldwide.

Our strategy of delivering great customer experience, investing in network leadership and transforming our operating model are all designed to support long-term and sustainable cash flow growth.

We assess our prospects on a regular basis through our financial planning process. Our Medium Term Plan forecasts the group’s profitability, cash flow and funding requirements, and is reviewed by the Board during the year. The Medium Term Plan is built from the bottom-up forecasts of each of our customer-facing units, supplemented by items managed at a group level and assumptions such as macro-economic activity and exchange rates. The performance of the group and our customer-facing units against these forecasts is monitored monthly and this is supplemented each quarter through a series of Quarterly Business Reviews of each unit conducted by the chief executive officer and chief financial officer.

Beyond our Medium Term Planning horizon, the group also makes investments that have business cases covering a longer time period, such as our network investments. Significant capital expenditure investment cases are approved by the chief executive officer and, where appropriate, the Board, after taking into account longer-term risks and opportunities such as the economy, technology and regulation.

Our business and financial planning also takes into account our longer-term obligations, including the funding of our defined benefit pension schemes.

Viability statement

In accordance with provision C.2.2 of the 2016 UK Corporate Governance Code, the directors have assessed the prospects and viability of the group.

Although the directors have no reason to believe that the Group will not be viable over a longer period, the Board has chosen to conduct this review for a period of three years to 31 March 2022. The Board believes this is an appropriate timeframe as it aligns with the primary focus of our business planning and the underpinning time cycles of a number of our principal risks: for example the pension scheme funding valuation and Ofcom’s market review cycles.

In support of this statement we’ve stress tested our forecast cash flow by assessing, through a probabilistic analysis, the range of potential combined impacts our most significant risks could have on these forecasts. This assessment was informed by our judgements as to the potential financial impact of these risks if they materialise, together with their likelihood of occurrence.

Our stress testing confirmed that existing projected cash flows and cash management activities provide us with a buffer against the impact of our most likely risks. In the most extreme scenarios we tested, we have considered the further actions we could take to mitigate the negative cash flow impact and ensure additional liquidity. These actions could include, for example, sale of assets, limiting or delaying discretionary capital expenditure and marketing activities, restricting share buy-back programmes and reducing or ceasing dividend payments.

In our viability assessment we’ve adopted a number of assumptions designed to stress test our resilience. For example, in making our assessments of the impact and likelihood of our risks, we’ve only taken into account the control activities that we have in place today. We’ve not factored in any of the extensive future mitigation activities that we’re undertaking to address these risks, thereby assuming such activity proves ineffective. Whilst we do not expect this to happen, we’ve adopted these pessimistic assumptions to add greater stress to our viability testing.

We’ve also assumed that, should the need arise, we would have both the ability to renew existing debt facilities which mature over the three-year period and be able to raise new debt.

Based on the results of this analysis, the directors have a reasonable expectation that the group will be able to continue in operation and meet its liabilities as they fall due over the three-year period of their assessment.

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Financial statements
Additional information

We believe that effective corporate governance is critical to delivering our strategy and creating long-term value for our shareholders. We also recognise the importance of our wider stakeholders in delivering our strategy and achieving sustainability within our business. We are always conscious of our responsibilities and duties to these stakeholders under section 172 of the Companies Act 2006. We have detailed our stakeholders and their importance to our business in the Strategic report on pages 1 to 54.		Contents
		Governance
		Chairman’s governance report	56
		Our governance framework	57
		Board of Directors	58
		The Board	60
		Relations with shareholders	64
		Reports of the Board committees	66
		• Nominations Committee chair’s report	66
		• Audit & Risk Committee chair’s report	69
		Report on directors’ remuneration	73
		• Remuneration Committee chair’s letter	73
		• Focus on remuneration	76
		• Annual remuneration report	79

		Directors’ information	92

Leadership The Board is collectively responsible for the long-term success of the company. Read more about how our board leads BT on pages 60 to 63.	Effectiveness We continually think about the effectiveness of our board and its committees including composition, induction and development of directors. Read more about effectiveness on pages 55 to 75.	General information	94
		Financial statements	100
		Additional information	185

 Accountability

The Board has established the Audit & Risk Committee to oversee corporate reporting, risk management and internal control and our relationship with the company’s external auditors. Read more about this in the Audit & Risk Committee chair’s report on pages 69 to 72.

Remuneration

The Board has established the Remuneration Committee to develop the remuneration policy and set the remuneration for the executive directors and other senior executives. Read the Report on directors’ remuneration on pages 73 to 90.

Our corporate governance compliance statement

As a Premium Listed company BT is subject to the UK Corporate Governance Code (the Code) published by the Financial Reporting Council. For 2018/19 we are reporting against the 2016 version of the Code and the Board considers that throughout the year BT has complied with the provisions of the Code and applied the main principles of the Code as described on pages 55 to 99 of this report.

Directors’ report

The directors submit their report and the audited financial statements of the company, BT Group plc, and the group, which includes its subsidiary undertakings, for 2018/19. BT Group plc is the listed holding company for the BT group of companies. Its shares are listed on the London Stock Exchange, and on the New York Stock Exchange in the form of American Depositary Shares.

The Code and associated guidance are available on the Financial Reporting Council website at frc.org.uk

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BT Group plc	Annual Report 2019

Chairman’s governance report

We believe that effective corporate governance is critical to delivering our strategy and creating long-term value for our shareholders.

On behalf of the Board, I am pleased to present the governance report for the year ended 31 March 2019. We continue to believe that effective corporate governance is critical to delivering our strategy and creating long-term value for our shareholders.

Corporate Governance Code

During the year, BT has complied with the provisions of the UK Corporate Governance Code 2016 and applied its principles. Also, in preparation for our adoption of the UK Corporate Governance Code 2018 from 1 April 2019, we have carried out a detailed review of our governance framework. We will report on our application of the UK Corporate Governance Code 2018 in our 2020 Annual Report, including the mechanism we’ll have put in place to ensure effective engagement by the Board with our colleagues.

Board changes and activities

In June 2018, we announced that Gavin Patterson would stand down as chief executive. After an extensive external search, Philip Jansen was appointed as an executive director on 1 January 2019 and became chief executive on 1 February 2019 following a handover period with Gavin.

During the year, we have continued to keep under review the composition of the Board and its committees to ensure that we have the right balance of skills, independence, experience and diversity. We have welcomed Matthew Key and Allison Kirkby to the Board as non-executive directors who bring a wealth of knowledge and experience in the telecoms sector. We have reviewed the independence of Nick Rose and Jasmine Whitbread, both of whom have served more than eight years, and concluded that they continue to remain independent in character and judgement. It is the current expectation of the Board that Nick and Jasmine will step down by the end of the 2020 AGM. Nick and Jasmine bring considerable experience to the Board and by remaining in post for a further year they will provide invaluable continuity during

Philip’s first year as chief executive.

Streamlining governance

In line with the rest of the business, we have sought to streamline our governance processes and structures. To this end we have reviewed our governance framework and reduced the number of board committees, clarifying the lines of responsibility. We have also reviewed and refreshed the terms of reference of all board committees ensuring consistency and clarity. Details of the refreshed board committee structure and the duties of these committees are described on page 57.

Engaging with our stakeholders

We recognise the importance of our wider stakeholders in delivering our strategy and business sustainability. We are conscientious about our responsibilities and duties to our stakeholders under section 172 of the Companies Act 2006. We have detailed our stakeholders, their importance to our business and our engagement with them in the Strategic report on pages 1 to 54.

I would like to thank the Board and executive team for their ongoing support. I look forward to continuing to work together as we implement our streamlined governance processes and structures.

Jan du Plessis

Chairman

8 May 2019

You can find the refreshed board committee structure and terms of reference on our website at btplc.com

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Governance

Financial statements

Additional information

Our governance framework

The Board

The Board is responsible for managing the group, agreeing strategy, setting the budget, overseeing performance and discharging certain legal responsibilities. The Board has established certain committees to assist it in discharging its responsibilities and delegates day-to-day responsibility for running the group to the chief executive.

Audit & Risk Committee

The *Audit & Risk Committee* oversees, assesses and reviews BT's financial and narrative reporting, internal controls and risk management, including internal and external audit, core compliance programmes and non-financial assurance.

BT Compliance Committee

The *BT Compliance Committee* is a sub-committee of the *Audit & Risk Committee*. It oversees BT's adherence to the Commitments made as part of the 2017 Digital Communications Review with Ofcom.

Nominations Committee

The *Nominations Committee* makes sure the Board has the appropriate balance of skills, experience, independence, knowledge and diversity. It also provides input on the chief executive's plans for executive succession.

Remuneration Committee

The *Remuneration Committee* agrees the remuneration framework for the chairman, executive directors and certain senior executives.

Digital Impact & Sustainability Committee

The *Digital Impact & Sustainability Committee* provides oversight and direction to bring BT's purpose to life through the digital impact and sustainability strategy.

Investigatory Powers Governance Committee

The *Investigatory Powers Governance Committee* oversees BT's role in the use of official investigatory powers.

Chief Executive

Our chief executive is responsible for running the business and delivering our strategy.

Executive Committee

The *Executive Committee* provides input and recommendations to help the chief executive run the business.

BT Investment Board

The *BT Investment Board* provides input and recommendations that support the chief executive's decision making on investment budgets and cases.

Pages 58 and 59 Board biographies

Pages 60 and 61 Board activities for the year

Pages 62 and 67 Board diversity

  btplc.com

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Board of Directors

Jan du Plessis

Chairman

Appointed chairman in November 2017 and on the Board since June 2017. Age 65.

Skills and experience

Jan has significant experience on the boards of major UK public companies, having served as chairman and non-executive director of various FTSE 100 companies across a range of sectors. Jan was chairman of Rio Tinto from 2009 to March 2018 and chairman of SABMiller from July 2015 until October 2016 having been with the company since 2014. He was also a director and senior independent director of Marks & Spencer from 2008 and 2012 respectively until March 2015.

Other appointments

None outside BT.

Philip Jansen

Chief executive

Appointed chief executive in February 2019 and on the Board since January 2019. Age 52.

Skills and experience

Philip has experience of leading and growing large private and publicly-listed UK and international businesses, delivering transformational change and large technology programmes. He joined from Worldpay where he had been CEO since April 2013. Before that he was CEO and then chairman at Brakes Group between 2010 and 2015. Philip spent the previous six years at Sodexo where he was group chief operating officer and chief executive, Europe, South Africa and India. Prior to that he was chief operating officer at MyTravel Group from 2002 to 2004 and managing director of Telewest Communications (now Virgin Media) from 2000 to 2002 after starting his career at Procter & Gamble.

Other appointments include

Senior adviser at Bain Capital and a trustee of Wellbeing of Women.

Simon Lowth

Chief financial officer

Appointed to the Board as chief financial officer in July 2016. Age 57.

Skills and experience

Simon has experience in finance, accounting, risk, corporate strategy and mergers and acquisitions. He was CFO and executive director of BG Group before the takeover by Royal Dutch Shell in February 2016. Simon was CFO and an executive director of AstraZeneca from 2007 to 2013. Prior to that, he was an executive director of ScottishPower from 2003 to 2007 and was appointed finance director in 2005. Before 2003, Simon was a director of McKinsey

& Company.

Other appointments

None outside BT.

Mike Inglis

Independent non-executive director

Appointed to the Board in September 2015. Age 59.

Skills and experience

Mike’s technology experience includes serving as non-executive chairman of Ilika until January 2019 and on the board of ARM Holdings from 2002 to 2013. His roles there included chief commercial officer, executive vice president and general manager of the processor division and executive vice president of sales and marketing. Prior to joining ARM, Mike worked in management consultancy with AT Kearney and held a number of senior operational and marketing positions at Motorola. Mike was previously a director of Pace and an independent director of Advanced Micro Devices.

Other appointments

None outside BT.

Matthew Key

Independent non-executive director

Appointed to the Board in October 2018. Age 56.

Skills and experience

Matthew’s telecoms experience includes various positions at Telefónica from 2007 to 2014 including chairman and CEO of Telefónica Europe and chairman and CEO of Telefónica Digital. From 2002 to 2004 he was the CFO, strategy and regulation director of O2 UK before becoming CEO in 2004. Matthew has also served as finance director at Vodafone UK and chairman of Tesco Mobile. He has previously held positions at companies including Kingfisher, Coca Cola and Schweppes Beverages and Grand Metropolitan.

Other appointments include

Non-executive director of Burberry and chairman of the Dallaglio Foundation.

Allison Kirkby

Independent non-executive director

Appointed to the Board in March 2019. Age 51.

Skills and experience

Allison has valuable experience in the international telecoms sector and in driving performance, improving customer service and delivering shareholder value. Allison was previously group CFO and then president and group CEO of Tele2 AB, positions she held from 2014 and 2015 respectively. Allison was a non-executive director of Greggs until May 2019 and has also held roles within 21st Century Fox, Virgin Media, Procter & Gamble and Guinness.

Other appointments include

President and Group CEO of TDC Group.

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Governance

Financial statements

Additional information

Key to membership of committees
Audit & Risk	Executive	Remuneration

BT Compliance	Investigatory Powers Governance	Committee chair

Digital Impact & Sustainability	Nominations

Iain Conn

Independent non-executive director

Appointed to the Board in June 2014. Age 56.

Skills and experience

Iain has international experience and an understanding of technology, energy and regulated consumer markets. Iain joined Centrica as chief executive in January 2015, having been with BP since 1986. From 2004 to 2014 Iain was executive director of BP and chief executive downstream from 2007 to 2014. Until May 2014, Iain was a non-executive director of Rolls-Royce for nine years and senior independent director.

Other appointments include

Member of the CBI President’s Committee, chairman of the advisory board of the Imperial College Business School and member of the Imperial College Council.

Tim Höttges

Non-independent, non-executive director

Appointed to the Board in January 2016. Age 56.

Skills and experience

Tim has international telecoms experience having been CEO of Deutsche Telekom since January 2014, and with the company since 2000. From 2009 until his appointment as CEO, he was a member of the board of management responsible for finance and controlling. From 2006 to 2009 he was a member of the board of management responsible for the T-Home unit. In this position, he was in charge of fixed network and broadband business, as well as integrated sales and service in Germany.

Other appointments include

Chairman of T-Mobile US and supervisory board member of FC Bayern München AG and Henkel AG & Co. KGaA.

Isabel Hudson

Independent non-executive director

Appointed to the Board in November 2014. Age 59.

Skills and experience

Isabel has experience in the financial sector as well as pensions, risk, control, governance and international business. Isabel was previously a non-executive director of The Pensions Regulator, MGM Advantage, QBE Insurance, Standard Life and an executive director of Prudential Assurance Company in the UK.

Other appointments include

Non-executive chair of National House Building Council and senior independent director of RSA Insurance. Isabel is also an ambassador for the disability charity, SCOPE.

Nick Rose

Senior independent director and independent non-executive director

Appointed to the Board in January 2011 and senior independent director since March 2014. Age 61.

Skills and experience

Nick brings experience in finance, risk, control, governance and international business. He was chief financial officer of Diageo prior to his retirement in December 2010, having joined the board in 1999.

Other appointments include

Chairman of Williams Grand Prix Holdings, senior independent director of BAE Systems and non-executive chairman of Loch Lomond Scotch Whisky.

Jasmine Whitbread

Independent non-executive director

Appointed to the Board in January 2011. Age 55.

Skills and experience

Jasmine has experience in transforming large complex organisations in the UK and internationally and brings an understanding of corporate social responsibility and sustainable business. She was previously chief executive of Save the Children International and has a background in technology marketing.

Other appointments include

Chief executive of London First and non-executive director of Standard Chartered.

Rachel Canham Company secretary & general counsel, governance Rachel joined BT in 2011 and was appointed company secretary & general counsel, governance in November 2018.

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The Board
Leadership

Board activities

The Board is responsible for managing the group, agreeing strategy, setting the budget, overseeing performance and discharging certain legal responsibilities. It passes day-to-day management to the chief executive, but certain matters are reserved to the Board, including the approval of major acquisitions and other strategically important issues. The Board sets the strategic direction for the company, shapes the organisational culture, promotes corporate governance and plays a key role in creating sustainable growth in shareholder value.

The table below describes the Board’s activities throughout the year. It is not an exhaustive list; instead it provides a high-level overview of discussions held during board meetings and the wide range of factors that the directors consider in order to help the company achieve its goals.

Agenda item	Discussions, decisions and actions
Strategy and transformation

Strategic priorities

At the start of the year, the Board discussed the key themes and actions arising from the 2017/18 strategy day. They agreed a programme of strategic discussions to be covered at meetings throughout 2018/19. The Board revisited strategic priorities throughout the year, as detailed below.

Spectrum strategy

The Board approved BT’s bidding strategy and financial envelope for Ofcom’s 3.4GHz spectrum auction. BT secured 40MHz of 3.4GHz spectrum suitable for 5G services, strengthening EE’s mobile network leadership.

Network strategy	The Board discussed the development of BT’s integrated, long-term network strategy, including investment in ultrafast fixed network technologies and plans to lead the market to 5G.
Performance and risk

Financial performance

BT’s financial performance and outlook was considered at each meeting throughout the year and the Board approved the Medium Term Plan for the group.

At each quarter-end the Board approved the financial statements and results announcements and at year-end they approve the Annual Report and Form 20-F.

Enterprise risk management

The Board conducted their annual review of the Group Risk Register. They discussed the principal risks and uncertainties facing the group, which are set out on pages 46 to 53 of the Strategic report. Each risk owner will report to the Board on their area of risk during 2019/20.

Board risk oversight

The Board reviewed their oversight of BT’s risk management and internal control systems, and their assessment of principal risks. The Board concluded that these risks were appropriately monitored by the Board and its committees.

Organisation, people and culture

Health, safety and wellbeing

The Board received reports on the health, safety and wellbeing of our people. They discussed how we support our people during times of change and transformation and the importance of promoting a strong culture of safety across BT.

Better workplace

BT’s workplace transformation for UK desk-based employees will focus on around 30 modern, strategic sites to create a more collaborative, open and customer focused working culture. The Board received updates on this initiative throughout the year.

People framework	The Board discussed the programme to transform BT’s operating model and build a lean, agile organisation that delivers sustained improvement in customer experience and productivity.

Talent and culture	The Board reviewed succession plans for members of the Executive Committee, discussed talent and diversity initiatives and discussed BT’s organisational culture and aspirations.

Chief executive succession

The Board agreed that Gavin Patterson should step down as chief executive, and approved the appointment of Philip Jansen as his successor. Philip joined the Board as an executive director on 1 January 2019 and, following a handover period with Gavin Patterson, became chief executive on 1 February 2019.

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Governance

Financial statements

Additional information

Stakeholders

Customer experience	The Board considered and endorsed our customer experience ambition, performance and plans for the business.

Investor relations	The Board received reports on market perspectives from investor relations and the external brokers.

Political and regulatory engagement	The Board endorsed the political and regulatory strategy for the group.
Governance and compliance

Secretary’s report	The company secretary reported on key governance developments and recommendations at each board meeting, including proposed changes to board committee membership and terms of reference.

Committee reports	Committee chairs reported back to the Board on matters discussed at committee meetings.

Corporate governance

The Board received briefings on developments in corporate governance, including the new Corporate Governance Code 2018, and refresher training on the Market Abuse Regulation and BT’s disclosure obligations.

Board evaluation

More details can be found on page 63. The chairman conducted individual evaluations of each director to make sure they continued to contribute effectively and demonstrated commitment to the role. The senior independent director led the chairman’s performance evaluation, taking into account the views of other directors.

Time commitment

All directors are expected to attend all meetings of the Board and any committees of which they are members, as well as the AGM and any board away days. Directors are also expected to devote sufficient time to prepare for each board and/or committee meeting and to take part in at least one visit to one of BT’s offices or other sites each year. By accepting their appointment each non-executive director has confirmed that they are able to allocate sufficient time to the company to discharge their responsibilities effectively. Non-executive directors are also required to obtain the agreement of the chairman before accepting any additional commitments that might affect the time they are able to devote to their role as non-executive director of BT. In accordance with the new Corporate Governance Code 2018 for the financial year 2019/20 onwards, directors must seek prior approval of the Board before accepting additional external appointments.

Attendance at meetings

The table below summarises members’ attendance at board meetings in 2018/19. If directors are unable to attend a meeting, they are encouraged to offer their views and comments on the topics and board papers to the chairman in advance of the meeting.

Board members and attendance

Member	Eligible to attend	Attended

Jan du Plessis (chairman)	10	10

Philip Jansen[a]	2	2

Gavin Patterson[b]	9	9

Simon Lowth	10	10

Tony Ball[c]	4	3

Iain Conn	10	10

Tim Höttges	10	9

Isabel Hudson	10	10

Mike Inglis	10	10

Matthew Key[d]	4	4

Allison Kirkby[e]	0	0

Karen Richardson[c]	4	3

Nick Rose	10	10

Jasmine Whitbread	10	10

a Philip was appointed to the Board as an executive director on 1 January 2019 and became chief executive on 1 February 2019.

b Gavin stepped down from the Board at midnight on 31 January 2019.

c Tony and Karen retired from the Board on 11 July 2018.

d Matthew was appointed to the Board on 25 October 2018.

e Allison was appointed to the Board on 15 March 2019.

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BT Group plc	Annual Report 2019

The Board continued
Leadership continued

Director induction

On appointment, directors are provided with an induction programme to ensure they gain a thorough overview of the business. This includes meetings with the chairman, chief executive, senior independent director and company secretary, as well as other board and Executive Committee members and senior members of management. We encourage directors to visit BT sites, for example Adastral Park, the BT Sport studio, contact centres and EE shops. Directors can also spend a day with an Openreach engineer.

The programme provides new directors with details of the role and responsibilities of the Board and BT’s governance framework. New directors also receive key information such as recent financial data and the policies supporting our business practices, including our ethics code.

Division of responsibilities

The division of responsibilities between the chairman and the chief executive are clearly documented in written job descriptions, and are summarised below:

The chairman

•  leads the Board and creates a culture of openness characterised by robust, respectful debate and appropriate challenge

•  promotes the highest standards of corporate governance

•  ensures the Board understands the nature and extent of any significant risks BT is willing to take to implement its strategy

•  makes sure the Board receives accurate, timely and clear information and is consulted on all relevant matters

•  monitors the contribution and performance of board members

•  makes sure BT communicates clearly with shareholders and discusses their views and concerns with the Board

•  acts as a key contact for important stakeholders, as well as working with the chief executive and the senior independent director to represent BT in key strategic and government relationships.

The independent non-executive directors

•  bring experience and independent judgement to the Board

•  develop and constructively challenge strategy proposals.

Each non-executive director is appointed for an initial three-year term but is subject to annual re-election by shareholders at the Annual General Meeting.

The non-independent, non-executive director

After acquiring EE, Deutsche Telekom’s nominated director Tim Höttges was appointed to the Board. As a non-independent, non-executive director, Tim has the same responsibilities as the other directors. Tim owes a fiduciary duty to both BT and Deutsche Telekom. We set up the Conflicted Matters Committee to identify potential or actual conflicts of interest.

The chief executive

•  leads the group’s performance and management

•  proposes strategies, business plans and policies to the Board

•  implements board decisions, policies and strategies

•  develops and promotes compliance with BT’s policies on conducting business around the world

•  maintains an effective framework of internal control and risk management

•  leads the Executive Committee in the day-to-day running of every part of the business

•  leads, motivates and monitors the performance of BT’s senior management team, as well as overseeing succession planning for roles on the Executive Committee.

The senior independent director

•  meets with BT’s major institutional shareholders and shareholder representative bodies to discuss matters that would not be appropriate for discussion with the chairman or the chief executive

•  acts as a sounding board for the chairman and as an intermediary between the chairman and other directors

•  reviews the chairman’s performance during the year, taking account of feedback from other board members.

Independence of directors

The majority of the Board are independent non-executive directors. BT judged the chairman to be independent at the time of his appointment, and considers all other non-executive directors to be independent under the terms of the Code with the exception of Tim Höttges, Deutsche Telekom’s nominated director who owes a fiduciary duty to both BT and Deutsche Telekom. Our Conflicted Matters Committee identifies potential or actual conflicts of interest for Tim.

Balance of board membership

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BT Group plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

Training and information

We encourage all directors to keep their skills and knowledge up to date, and we give the Board and individual directors any training they may need. Agendas and accompanying papers are distributed to the Board and committee members in advance of each board or committee meeting. These include reports from members of senior management and external advisers. During board meetings the chief executive provides regular updates. These are designed to give directors a good understanding of operational issues and the competitive and regulatory environment that affects BT and the wider communications industry, as well as group and business unit performance, investor relations matters and corporate responsibility. The company secretary provides briefings on any significant legal and governance developments. During the year these briefings have included updates on the new UK Corporate Governance Code 2018 and refresher training on the Market Abuse Regulation.

The information supplied to the Board and its committees is kept under review and formally assessed on an annual basis as part of the Board evaluation exercise. This ensures it is fit for purpose and supports the directors in effectively discharging their duties under the Companies Act, the Listing Rules, the Disclosure Guidance & Transparency Rules and the Code.

The chairman works with individual directors to identify any specific training they need to successfully fulfil their role. Non-executive directors regularly meet with management, enhancing their understanding of the business through briefing sessions. The chairman typically holds private sessions with our independent non-executive directors before board meetings and holds dinners before most board meetings for all board members. We hold a dinner at least once a year for members of the Board and the Executive Committee.

Election and re-election of directors

Matthew Key, Philip Jansen and Allison Kirkby (appointed to the Board on 25 October 2018, 1 January 2019 and 15 March 2019 respectively) will be proposed for election by shareholders at the 2019 AGM. All other directors will be proposed for annual re-election in line with the Code.

The Board believes that each director brings considerable knowledge and wide ranging skills and experience to the Board as a whole and continues to make an effective and valuable contribution to the deliberations of the Board. Each director has continued to perform effectively and demonstrate commitment to their role.

We include details of all directors’ contracts/letters of appointment in the Report on directors’ remuneration on page 90.

Board evaluation

In 2017 the Board engaged an external facilitator to carry out a review of the Board and its committees. The main actions and outcomes from the 2017/18 external evaluation are set out below:

Action Further clarifying the allocation of risk oversight responsibilities across the Board and its committees to ensure the directors effectively discharge their duties.	Action Prioritising discussions to spend more time on the most important issues facing the company and spending more time with management on strategic issues.	Action Increasing attention on succession planning for senior management including the Executive Committee.	Action Devoting more time to monitoring the evolution of culture.

Outcome

The most significant risks facing BT are allocated to the Board or one of its committees. The governance framework was reviewed and we reduced the number of board committees, clarifying the lines of responsibility. We also reviewed and refreshed the terms of reference of each of the committees.

Outcome

The length of board meetings has been extended and more time has been allocated to strategic matters. The annual board programme is under review to ensure that the Board has sufficient time for discussion of these issues.

Outcome

The Nominations Committee is now the forum which considers executive succession planning. During the year the committee has spent a considerable amount of time in connection with the appointment of the chief executive.

Outcome The Board has spent time during the year on talent and culture and will continue to do so in the year ahead.

During 2018/19 we carried out an internal evaluation of the Board and its committees led by the chairman and the company secretary. Members, attendees and external advisers completed questionnaires, the output of which was discussed and debated by the Board and the respective committees. The output was positive overall. In particular the relationship between board members is positive and board discussions are viewed as open, rigorous and constructive. Our key areas of focus for 2019/20 are set out below:

Key areas of focus	Suggested actions

Strategy setting and	● Further time during meetings for discussion of strategic priorities, in particular, network strategy
strategic priorities	● Management to include external perspectives, benchmarking and insight into competitors in proposals, where possible and appropriate.
Cultural transformation	● The Board should receive regular updates to track progress of our cultural transformation
● Board visits to include engagement with colleagues at all levels within the organisation.
Talent management	● Greater focus on senior executive succession planning at the Nominations Committee
and succession planning	● Regular reporting on how senior executives are performing and their development needs
for executives	● More visibility of key talent at board meetings and visits.

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BT Group plc	Annual Report 2019

Relations with shareholders

Individual shareholders

We have over 829,000 individual shareholders. As well as using our website, they receive regular communications and are all invited to attend our AGM. The company secretary oversees communications with individual shareholders, making sure we respond as appropriate to any matters regarding their shareholding. A dedicated team at Equiniti (our share registrar) also looks after their needs. We encourage direct payment of dividends and e-communications; this improves the security and efficiency of our communications and reduces the amount of paper we use.

Institutional shareholders

Our executive management team regularly meets with institutional investors. The chairman, senior independent director and other board members also meet with investors where appropriate. We do this via an investor relations programme that includes one-to-one meetings, roadshows, group meetings, conferences and industry events. During 2018/19 we held around 500 meetings with investors, covering a wide range of topics including our strategy, financial and operational performance, capital investment, pension, remuneration, capital allocation policy and relations with government and our regulator. We gather feedback from our main shareholders, which is regularly considered by management and the Board.

In addition to the institutional shareholder programme, the following table describes some of the other ways we engage with our shareholders:

AGM	The AGM provides an opportunity for directors to engage with shareholders, answer their questions and meet them informally. The 2019 AGM will take place on Wednesday 10 July in London. We invite all shareholders to attend and use the opportunity to ask questions. We encourage those who cannot attend to vote by proxy on all the resolutions put forward. All votes (with the exception of procedural resolutions) are taken on a poll. In 2018, voting levels at the AGM were over 70% of the company’s issued share capital, the same level as in 2017.

Whilst the overall voting outcome was over 90% in favour of most resolutions at last year’s AGM, the 2018 Annual Remuneration Report received an overall voting outcome of 65.84% in favour. When we announced the results of this vote, we explained what actions we intended to take to consult with shareholders on this result and we provided a follow up announcement on 18 December 2018. Further details of our consultations with shareholders are contained in the Remuneration Committee chair’s letter on pages 73 to 75.

Annual Report

We publish a full annual report and accounts each year that contains a strategic report, governance section, financial statements and additional information. The report is available online and in paper format.

Press releases	We issue press releases for all substantive news relating to BT’s financial and operational performance. You can find press releases on our website.

Results announcements

We release a full set of financial and operational results at the interim and full year stage. We release trading statements at the first and third quarter with reduced disclosure, while still providing sufficient information to allow investors to model and value our business. The full year results are accompanied by a presentation hosted by senior management, and the first, second and third quarter results are webcast. All our results events provide an opportunity for investors to ask questions of management.

Website

Our website contains a comprehensive range of information on our company. There is a section dedicated to investors, which includes our investor calendar, financial results, presentations, press releases and contact details. The area dedicated to individual shareholders is an essential communications channel that includes information on administration services, contact information and information for our shareholders.

btplc.com

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Substantial shareholdings

At 8 May 2019, BT had received notice, under the Financial Conduct Authority’s Disclosure Guidance & Transparency Rules, in respect of the following holdings of shares:

			% of total
	Date of notification	Shares	voting rights
BlackRock Inc	28 November 2018	497,990,721	5.01%

At 31 March 2019, BlackRock’s interest was 569,835,476 shares representing 5.74% of total voting rights. No requirement to notify the company of any increase or decrease would have arisen unless the holding moved up or down a whole number percentage level. The percentage level may decrease on the transfer of treasury shares for any of the company’s share plans.

In addition, T-Mobile Holdings Limited holds 1,196,175,322 shares representing 12% of total voting rights.

Annual General Meeting

Resolutions

As part of our policy to involve shareholders fully in the affairs of the company, our AGM gives them the opportunity to ask questions about BT’s activities. We also give shareholders the opportunity to vote on every important issue by proposing a separate resolution for each.

Before the AGM, we count the proxy votes for and against each resolution, as well as votes withheld, and make the results available at the meeting. As at previous AGMs, we will take votes on all matters at the 2019 AGM on a poll, except procedural issues.

The separate Notice of meeting 2019, which we send to all shareholders who have requested shareholder documents by post, contains the 21 resolutions (with explanatory notes) we will propose at the 2019 AGM on 10 July in London. We notify all shareholders of the publication of these documents, which we send out in the most cost-effective way. We aim to give as much notice of our AGM as possible and at least 21 clear days’ notice, as required by our Articles of Association. In practice, we send these documents to shareholders more than 20 working days before the AGM. (For other general meetings this should be at least 14 working days in advance.)

At the AGM we will propose resolutions to re-appoint KPMG as BT’s auditors and to authorise the Audit & Risk Committee to agree their remuneration. We will also ask our shareholders to vote on both the Annual Report and the Report on directors’ remuneration.

Authority to purchase shares

The authority given at last year’s AGM for BT to purchase in the market 992 million of its shares, representing 10% of the issued share capital, expires on 10 July 2019. We will ask shareholders to give a similar authority at the 2019 AGM.

During 2018/19, no shares were purchased under this authority. During 2018/19, we transferred 916,407 treasury shares to meet BT’s obligations under our employee share plans. At 8 May 2019, we held a total of 45.2 million shares as treasury shares.

The BT Group Employee Share Ownership Trust (the Trust) purchased 4.3 million BT shares for a total consideration of £9.5m. The Trust continued to hold 9 million shares at 8 May 2019.

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Nominations Committee
Chair’s report

Membership and key responsibilities

The committee comprises all of the company’s non-executive directors. The company secretary attends the meetings, as does the chief executive where appropriate.

We are responsible, on behalf of the Board, for keeping under review the balance of executive and non-executive directors, together with the composition of the Board and board committees in terms of members’ skills, experience, diversity, independence and knowledge.

We receive reports from the chief executive on Executive Committee succession planning. We also consider and agree appointments to and removals from the Executive Committee.

Attendance

Member	Eligible to attend	Attended
Jan du Plessis (chair)	6	6

Tony Ball[a]	2	1

Iain Conn	6	6

Tim Höttges[b]	5	5

Isabel Hudson	6	6

Mike Inglis[c]	6	6

Matthew Key[d]	2	2

Allison Kirkby[e]	0	0

Nick Rose	6	6

Jasmine Whitbread[c]	6	5

a Tony stepped down from the committee on 11 July 2018.

b Tim was appointed to the committee on 1 May 2018.

c Mike and Jasmine were appointed to the committee on 1 April 2018.

d Matthew was appointed to the committee on 25 October 2018.

e Allison was appointed to the committee on 15 March 2019.

Activities in 2018/19

Succession has been the key area of focus this year. The committee oversaw the appointments of the new chief executive (following the announcement in June 2018 that Gavin Patterson would step down), and two new non-executive directors.

For the chief executive position, the committee agreed a role specification and undertook a detailed review of candidates suggested by both committee members and MWM Consulting (an external search organisation with no connection to BT), leading to a shortlist of potential candidates. Following a comprehensive review process, the committee made a clear recommendation to the Board, culminating in the appointment of Philip Jansen as chief executive. Philip is a proven leader with outstanding experience in managing large, complex businesses.

The committee also reviewed the company’s need for non-executive directors throughout the year. As with the chief executive succession process described above, MWM Consulting was engaged to identify potential new non-executive directors. Following a review of its long list of possible candidates, a shortlist of particularly promising individuals were invited to meet members of the committee and the chief executive. Following this process, the committee recommended to the Board the appointment of Matthew Key and Allison Kirkby as non-executive directors.

Matthew has hugely valuable and relevant experience from his time at O2 UK, Telefónica and Vodafone UK. As well as strategic skills and experience as a non-executive, Allison brings valuable and recent experience in the international telecoms sector and has experience in driving performance, improving customer service and delivering shareholder value. Both are excellent additions to the Board.

As well as the new appointments to the Board, the committee also recommended that Mike Inglis’s appointment as an independent non-executive director be extended for a further three-year term from 1 September 2018. Mike has a wealth of technology experience and makes a valuable and broad-ranging contribution to the Board and the committees of which he is a member.

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Additional information

The committee discussed whether or not Nick and Jasmine remain independent after eight years on the Board and considered that they do, taking into account:

●	their personal qualities and circumstances, including that there are no relevant relationships or circumstances to suggest that they do not remain independent and they have other directorships outside of BT, further evidencing that they remain independent

●	the context of the proposed re-appointments, namely the ongoing refresh of the Board with two new non-executive directors appointed within the last 12 months and a new chief executive appointed in February 2019.

Both recommendations to the Board followed a rigorous review of Nick and Jasmine’s performance, and we continue to believe that they make a valuable and broad ranging contribution to both the Board and the committees of which they are members. This will also bring invaluable continuity during Philip’s first year as chief executive. We also reviewed their other roles to assess if they have sufficient time available to discharge their board responsibilities effectively. Our findings lead us to believe these other roles do not prevent them from making a full contribution as BT non-executive directors.

It is the current expectation of the Board that Nick and Jasmine will step down by the end of the 2020 AGM.

During the year we also conducted a review of members of the Executive Committee. 2018/19 has been a year of significant change in the business as we continued to transform BT while transitioning to a new chief executive. We consider that the Executive Committee has performed well over the year.

Board diversity

We consider the diversity of board and board committee members carefully to ensure we benefit from the right balance of skills, range of experience, knowledge and diversity (including gender). We currently have three female board members out of eleven, equivalent to 27% female representation.

We continue to work towards achieving the Hampton-Alexander review target of at least 33% female board representation by 2020, and the Parker review target of at least one director of colour by 2021. We challenge our external search consultants where necessary to ensure that diversity is always considered when drawing up candidate shortlists. However, while taking these important considerations into account, we will continue to recommend appointments to the Board based on merit and the individual skills and experience of each candidate.

Governance structure and effectiveness

The committee reviewed the composition, remit and terms of reference of each board committee, and recommended to the Board simplification of the governance framework.

The composition of the committees has been refreshed to take into account the new board members and the skills that they bring to the Board. The streamlining of the governance framework has reduced the number of board committees, simplifying the lines of responsibility and the operation of this framework. The BT Pensions Committee has been disbanded and overall responsibility for pensions continues to rest with the Board. Day-to-day authority and accountability for pensions is delegated via the chief executive to the chief financial officer. The Technology Committee has also been disbanded, with the duties of this committee being covered by the Board and management.

As part of the simplification of our committee structure, the Nominating & Governance Committee has been renamed the Nominations Committee, retaining all existing duties with regards to nominating and succession for non-executive directors, executive directors and members of the Executive Committee. Responsibility for governance continues to rest with the Board.

The committee has also considered recent corporate governance developments and their implications for BT. The new UK Corporate Governance Code 2018 and the Companies (Miscellaneous Reporting) Regulations 2018 apply to BT for the financial year 2019/20. An implementation plan is in place for these new requirements and we will report on this in our 2020 Annual Report.

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Board changes 2018/19

June	July	October	October	March
2018	2018	2018	2018	2019

Announced that Gavin Patterson would step down as chief executive later in the year.	Karen Richardson and Tony Ball stepped down from the Board at the end of the AGM on 11 July 2018.	Matthew Key joined the Board, Audit & Risk and Nominations Committees with effect from 25 October 2018.	Philip Jansen announced as successor to Gavin Patterson. Appointed from 1 January 2019 as an executive director and as chief executive from 1 February 2019.	Allison Kirkby joined the Board, Audit & Risk and Nominations Committees with effect from 15 March 2019.

The chief executive appointment process

Candidate requirements

The committee agreed a detailed candidate profile setting out the capabilities and experience required.

Process	Search	Interviews

The process to appoint the new chief executive was led by the chairman, with MWM Consulting appointed to facilitate the process. The committee as a whole was closely involved in identifying and agreeing a shortlist of candidates.

The chairman considered a full list of candidates with MWM Consulting. The full list was shared with the committee, who also considered candidates put forward independently by committee members. A shortlist of candidates to be invited for interview was agreed.

Following initial interviews with the chairman and a further review with committee members, the number of candidates was reduced. The remaining committee members met with the shortlisted candidates.

New chief executive announced

Following their interviews, each committee member provided feedback on the candidates to the chairman.

The committee discussed the relative merits of each candidate and agreed that Philip Jansen should be proposed to the Board for appointment as chief executive. The Board approved his appointment as an executive director from 1 January 2019 and as chief executive from 1 February 2019.

Committee evaluation 2018/19

We carried out an internal evaluation led by the chairman and the company secretary. This entailed questionnaires completed by members and attendees, the output of which was discussed and debated by the committee.

Key areas of focus	Suggested actions

Non-executive succession	• Review the skills and experience of non-executive directors

• Discuss plan and next steps for non-executive succession.

Talent management and succession	• Greater focus on senior executive succession planning

planning for executives	• Regular reporting on how senior executives are performing and their development needs.

Board diversity	• Continue to review the composition of the Board and discuss plans to improve diversity in all its forms.

Jan du Plessis

Chair of the Nominations Committee

8 May 2019

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Audit & Risk Committee Chair’s report

Membership and key responsibilities

The committee acts independently of the executive. Its members are all independent non-executive directors of the company, with diverse skills and experiences. The committee as a whole has competence relevant to the sector. Matthew Key, Allison Kirkby and I have recent and relevant financial experience, as required by the provisions of the Code and we are the designated financial experts for Sarbanes-Oxley Act purposes.

Attendance

Member	Eligible to attend	Attended
Nick Rose (chair)	9	9

Iain Conn	9	9

Matthew Key[a]	3	3

Allison Kirkby[b]	0	0

Karen Richardson[c]	4	3

Jasmine Whitbread	9	9

a Matthew was appointed to the committee on 25 October 2018.

b Allison was appointed to the committee on 15 March 2019.

c Karen stepped down from the committee on 11 July 2018.

The company secretary is secretary to the committee and attends all meetings. The chairman and chief executive have attended the majority of Audit & Risk Committee meetings during the year. Other attendees include:

	Regular attendee	Attends as required
Chief financial officer	●

Director, group finance	●

Director of risk, compliance & assurance	●

External auditors[a]	●

Group general counsel	●

External reporting & financial controls director		●

Enterprise risk management director		●

Ethics & compliance director		●

a  PwC attended the April, May and June 2018 meetings in their capacity as auditors for the 2017/18 financial year. KPMG also observed these meetings and were appointed as BT’s external auditors at the conclusion of the 2018 AGM.

The committee met nine times during the year. Meetings are scheduled in line with the financial reporting timetable. As chair of the Audit & Risk Committee, I meet with the regular attendees ahead of meetings to discuss key areas of committee focus. After each meeting, reports are made to the Board on the committee’s activity, the main issues discussed and matters of particular relevance, with the Board receiving copies of the committee minutes. The external auditors were not present at meetings where their performance and/or remuneration was discussed.

During the year, we held several separate sessions with BT’s internal and external auditors, in the absence of management.

The Audit & Risk Committee’s key responsibilities are set out in the committee’s terms of reference available on our website.

Activities in 2018/19

Pension valuation

In July 2018, the group announced that it had been alerted to an error made by its independent external actuary in the actuary’s calculation of the IAS 19 accounting valuation of retirement benefit obligations at 31 March 2018. The error resulted from the incorrect application of changes to demographic assumptions.

The committee focused on understanding and challenging management on their assessment of this error, including whether it required restatement of published financials and re-filing of the 2017/18 financial statements on Form 20-F, and that the error constituted a material weakness in the operation of the group’s internal controls. Subsequently, the committee has overseen management’s actions in strengthening their internal controls to ensure they appropriately addressed the previously identified material weakness. Further detail on the restatement of the group’s results can be found on page 118.

Internal control status

Management is responsible for establishing and maintaining an adequate system of internal control. The committee is responsible for overseeing the effectiveness of these controls. Last year, I reported on management’s implementation of a number of enhancements to processes and controls across the group, in response to the internal control deficiencies related to our Italian business. I also reported that management was creating a new central financial controls and assurance team, who would set and maintain controls, policies and standards going forward.

During the year, management continued the improvements and commenced a significant Sarbanes-Oxley control enhancement programme. The new second line of defence financial controls and assurance team is leading on this group-wide programme, with support from Deloitte and Ernst & Young. This involved documenting our in-scope end-to-end processes and related Sarbanes-Oxley controls. As a result, a greater number of processes and controls, operating to lower materiality, are now within our Sarbanes-Oxley control scope.

The committee has monitored the ongoing implementation of this enhancement programme, including overseeing the key risk areas. The programme identified two particular areas requiring remediation, partly associated with the wider scope: IT general controls and risk assessment, in particular, documentation of information used in controls. Although significant improvements have been made, remediation and testing of all remediating plans was not complete at 31 March 2019. Management has therefore concluded that our internal control over financial reporting was not effective as at 31 March 2019, under Sarbanes-Oxley, in relation to IT general controls and risk assessment. Management has detailed remediation plans which are intended to be completed

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in financial year 2019/20. The committee will continue to monitor management’s progress in their remediation activities.

The committee has monitored the status of management’s remediation and overseen the steps taken to conclude that these material weaknesses do not result in any identified misstatements in the current period financial statements nor any prior year financial statements.

Management has also carried out an assessment of our close procedures, which resulted in more detailed and holistic quarterly reviews, improved quality and timeliness of reviews, as well as reduced duplication and increased standardisation. The committee continues to focus on monitoring and overseeing management on these improvements to governance, compliance and financial safeguards.

The new financial controls and compliance team has continued the programme of detailed balance sheet reviews, previously undertaken by Ernst & Young, including in our operations outside the UK. All actions resulting from these reviews have been tracked and monitored and the reviews have not identified significant issues or areas of concern.

One BT Integrity and Compliance programme

In September, management brought together, under new leadership, our risk management, compliance, internal audit and some second line assurance functions, with the intent of managing risk and providing assurance in a more co-ordinated and simplified way.

To extend and sustain the benefits of this across the organisation, management has launched a new programme called ‘One BT Integrity and Compliance’. This programme is designed to ensure the organisation has the optimal framework of risk management, controls

Key matters considered by the Audit & Risk Committee

April 2018

–  Openreach board audit risk & compliance committee (OBARCC) report

–  External audit and non-audit fees

–  Sarbanes-Oxley

–  Update on full year results and draft Annual Report & Form 20-F 2018

–  External auditor report

–  Internal audit plan and internal audit charter

–  Ethics & compliance and Speak Up cases.

May 2018 (two meetings)

–  Risk management, internal control and compliance enhancements

–  Sarbanes-Oxley

–  2017/18 full year results

–  Annual Report & Form 20-F 2018, including a review to ensure the report was fair, balanced and understandable

–  Going concern and viability statement

–  Pensions accounting

–  External and internal audit reports

–  Major litigation, competition and regulatory law

–  Financial commitments and liabilities

–  General Data Protection Regulation compliance.

June 2018

–  Review of the year end

–  Finance transformation programme

–  IT general controls and IT asset management

–  Regulatory financial statements 2017/18

–  Security risk management

–  Ethics & compliance, including ethical culture and controls and Speak Up cases.

July 2018

–  Openreach internal audit

–  FRC audit quality review

–  First quarter results

–  Pension valuation

–  External and internal audit reports

–  Regulatory financial statements 2017/18

–  Risk management, internal control and compliance enhancements

–  Sarbanes-Oxley

–  Non-audit fees

–  Major litigation, competition and regulatory law.

September 2018

–  Risk updates from the chief executive and the CEOs of the customer-facing units and Technology.

October 2018

–  Openreach board audit risk & compliance committee (OBARCC) report

–  External auditors’ engagement letter

–  One BT Integrity and Compliance programme

–  External audit and non-audit fees

–  Half year results

–  External and internal audit reports

–  Going concern assessment

–  External audit plan 2018/19

–  Ethics & compliance

–  Financial commitments and liabilities

–  Corporate income tax accounting

–  Major competition, regulatory law and litigation

–  Annual Report process review

–  Sarbanes-Oxley.

December 2018

–  IT user access management, IT asset management and payment card industry data security standard (PCI DSS)

–  Privacy and data governance

–  Supplier risk and assurance

–  BT Compliance Committee chair report

–  Sarbanes-Oxley

–  Ethics & compliance, regional governance committees update and Speak Up cases

–  International audit coverage and trend analysis.

January 2019

–  Third quarter results

–  Sarbanes-Oxley

–  External and internal audit reports

–  Developments in financial reporting, statutory audit and regulatory oversight

–  India regional governance committee

–  Financial commitments and liabilities

–  PCI DSS

–  Non-audit fees

–  Litigation, employment, competition and regulatory law.

April 2019 (two meetings)

–  2018/19 full year results

–  Annual Report 2019, including a review to ensure the report was fair, balanced and understandable

–  Viability and going concern statements

–  Tax and pension matters

–  Sarbanes-Oxley

–  External and internal audit reports

–  Internal Audit Charter

–  Committee evaluation

–  External auditor effectiveness

–  External audit and non-audit fees

–  Major litigation, competition and regulatory law

–  One BT Integrity and Compliance programme

–  Openreach internal audit

–  Annual Relevant Turnover Returns

–  Data Subject Access Requests.

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Additional information

and assurance for dealing with our landscape of risk and uncertainty; and the right culture to support it. Improvements to date include the launch of a new code of conduct and the BT Way, as well as new training on fraud and the three lines of defence. The committee will continue to receive updates on the programme’s progress.

BT Compliance Committee

The BT Compliance Committee, a sub-committee of the Audit & Risk Committee, oversees BT’s compliance with the Commitments made as part of the 2017 Digital Communications Review (DCR) with Ofcom. The committee met six times in 2018/19. As chair of the Audit & Risk Committee, I have sight of agendas and minutes of BT Compliance Committee meetings.

Isabel Hudson, chair of the BT Compliance Committee, provided an update to the Audit & Risk Committee during the year on the work undertaken in its first full year of operation, in relation to BT’s financial planning process, the strategic framework, culture and behaviours and DCR outcomes.

The BT Compliance Committee will publish a separate report on its activities for 2018/19 and this will be available on our website.

Financial reporting

The committee considered and assessed:

•	the Annual Report and the annual, half year and quarterly trading announcements for recommendation to the Board

•	the quality and appropriateness of accounting policies and practices, as well as critical accounting estimates and key judgements

•	whether the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the group’s position and performance, business model and strategy. This assessment formed the basis of the advice given to the Board.

Significant issues considered in relation to the financial statements

Group accounting policies, critical accounting estimates and judgements

The committee considered the accounting policies and disclosures in the consolidated financial statements that relate to critical accounting estimates and judgements, the key judgements and assumptions in relation to provisions, including restructuring, regulatory risks and litigation, the assumed level of take-up in the BDUK programme (which affects the value of our potential obligation to re-invest or repay grant funding), the implementation processes for the adoption of IFRS 15, Revenue from Contracts with Customers, and IFRS 16, Leases, and the impacts and key judgements on the group’s accounting when adopted.

Going concern

Management’s forecasts of group cash flows and net debt, as well as our liquidity requirements and the borrowing facilities available to the group were considered. Following this review and a discussion of the sensitivities, we confirmed that the going concern basis of accounting continues to be an appropriate basis of preparation for the financial statements. Further detail on the basis of the going concern assessment by the directors is set out on page 92.

Viability statement

The process and assessment of the group’s prospects, the time horizon and how this aligned with the group’s long-term forecasts, taking into account the company’s current position and principal risks, was assessed. The committee also considered the group risks included in management’s stress testing model. The committee was satisfied that the viability statement could be provided, and endorsed the continued selection of a three-year time horizon as a basis for the statement and the approach to its development. Further detail on the assessment of viability and the viability statement are set out on page 54.

Regulatory reporting

We were supportive of the changes across people, processes and systems that were put in place to ensure that we met our 2018/19 regulatory financial reporting obligations.

Pensions

The assumptions underlying the valuation of the pension liabilities in the financial statements, the financial assumptions as summarised in note 20 to the financial statements, the sensitivities around the assumptions and the impact of the assumptions on the balance sheet, income statement and related disclosures were considered.

Goodwill impairment

We considered and were satisfied with the key assumptions, including operating cash flow forecasts, resulting headroom and the sensitivity analysis performed by management and agreed that no goodwill impairment charges were required this year.

Major contracts

The performance of major contracts in Enterprise, Global Services, the Emergency Services Network contract and EE, specifically, were considered. Management regularly monitors BT’s exposure to major contracts and the updates to the committee included overviews of the trading and operational performance of the contracts, assessments of the recoverability of dedicated contract assets, assessments of the future performance of the contracts and any requirement for loss provisions.

Asset verification and asset lives

The results of management’s annual asset life review, asset verification exercise and review of fully depreciated assets were considered and we were satisfied that the judgements taken and the methodology applied were appropriate.

Other matters

Specific items were reviewed quarterly, and we considered whether they were appropriately categorised. We also considered management’s view of the quality of earnings and of the effective tax rate. At the half year and full year, we considered a detailed assessment of provisions and at each quarter and the full year, the committee was satisfied with the analysis provided in relation to the results.

External audit

Last year, I reported on the external audit tender process we had undertaken. Following the audit tender process, KPMG were appointed as our external auditors at the conclusion of the 2018 AGM. A change in our external auditors has provided additional challenge and a fresh perspective through which to assess our controls. Tony Cates is the lead audit partner for KPMG, and commenced his tenure on the appointment of KPMG. The company confirms that it complied with the provisions of the Competition

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and Markets Authority’s Order for the financial year under review. The committee reviewed with the auditors the scope of work and the risk informing this, external audit findings and the letter of engagement. The committee approved KPMG’s audit plan and the letter of representation. Further information can be found in the Independent auditors’ report on pages 101 to 109.

Auditor independence, objectivity and effectiveness

The committee discussed independence matters and areas that could give rise to a conflict of interest and safeguards that the external auditors have in place to prevent compromising their independence and objectivity. BT has policies in place detailing non-audit services that can be provided by the external auditors. The external auditors are not permitted to perform any work which they may later be required to audit or which might affect their objectivity and independence, or create a conflict of interest. Internal procedures describe the approval process for work performed by the external auditors. This applied to KPMG throughout the year and to PwC until they stepped down. The committee monitored compliance with the policies and procedures and considered business relationships with the external auditors, and the level and appropriateness of non-audit services and fees. Further details of the non-audit services that are prohibited and allowed under the policy can be found on our website. Details of non-audit services carried out by the external auditors are described in note 9 to the consolidated financial statements. Audit-related assurance services, including the audit of the regulatory financial statements, are considered a low threat to auditor independence. The proportion of other non-audit services to total services is therefore considered the most suitable measure of the non-audit services provided. These represented 6% of the total fees (2017/18: 6%).

The committee also reviewed the quality of the audit and the performance of the external auditors. We concluded they were independent and recommended to the Board that they be re-appointed.

In addition, during the year, the Financial Reporting Council’s Audit Quality Review Team (AQRT) reviewed PwC’s audit of the group’s 2017/18 financial statements as part of their annual inspection of audit firms. I received and reviewed the final report from the AQRT which indicated that there were no significant areas of concern.

Internal audit

The committee:

•  reviewed and approved the annual internal audit plan at the start of the year and received regular updates on audit activities, progress against the plan, details of unsatisfactory audits and action plans to address these

•  reviewed the performance of the function twice during the year. We commissioned an external effectiveness review of internal audit in 2018/19. This was conducted, in accordance with our five-year cycle of such reviews, by the Chartered Institute of Internal Auditors

•  reviewed overdue recommendations and ensured these are tracked through to completion and subject to close monitoring by management.

Risk management

Each quarter, all customer-facing units certify the adequacy and effectiveness of their risk management processes and the operation of their Sarbanes-Oxley controls. BT’s risk management processes, which have been in place throughout the period under review, identify and monitor the risks facing the group. The Executive Committee and the Board regularly review the risks that are considered material.

During the year, the chief executive and the CEOs of each customer-facing unit and Technology (or their delegates), presented to the committee on the enterprise-wide risk management process, the key risks facing the group and the units, and the operation of the three lines of defence. The escalation of issues and how material risks are identified, evaluated and managed were also discussed.

The Board is ultimately responsible for the group’s system of risk management and internal control. See page 96 for further details. See US Regulation on page 94 for details on internal controls assessment for the purposes of the Sarbanes-Oxley Act.

Governance and compliance

We received and considered reports from management on BT’s ethics and compliance priorities, including Speak Up. We ensure that arrangements are in place for the proportionate and independent investigation of these and other matters, including privacy and data governance and anti-corruption and bribery.

Committee evaluation 2018/19

We carried out an internal evaluation of the committee led by the chairman and the company secretary. This entailed questionnaires completed by members, attendees and KPMG (our external auditors); the output of which was discussed and debated by the committee.

Key areas of focus	Suggested actions

Risk management	• Further review of the quality, reliability and resilience of key controls, especially financial and IT controls, and to verify our risks

• Refresh and maintain knowledge levels; increase ‘deep dive’ reviews across our key risks and financial controls.

Meetings	• Further time for debate and challenge at meetings.

Composition	• Continue to keep the committee composition under review.

Nick Rose

Chair of the Audit & Risk Committee

8 May 2019

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Additional information

Report on Directors’ remuneration Chair’s letter

This is my first report since taking over as chair of the committee in July 2018. On behalf of the committee, I would like to thank my predecessor, Tony Ball, for his leadership and contribution. There is no doubt that this is a particularly challenging time for all remuneration committees to balance the legitimate views of all stakeholders in the area of executive remuneration and associated governance.

The contents of this report

are as follows:

Chair’s letter

Review of the year; committee decisions; key

outturns and plans for the year ahead

pages 73 to 75

Focus on remuneration

The key aspects of our remuneration structure, risk

management, how we have performed, how we

applied the Remuneration Policy during 2018/19

and application in 2019/20

pages 76 to 78

Annual Remuneration Report

More detail on how we have applied our

Remuneration Policy during 2018/19 including

the single figure of remuneration for each director

How we intend to apply the Remuneration Policy in 2019/20

pages 73 to 90

Membership and key responsibilities

•	Determine the salary and benefits for the executive directors, members of the Executive Committee and the company secretary, and monitor the relationship between pay and benefits of other employees
•	Operation of the annual bonus scheme, including setting performance targets and objectives for the year ahead
•	Determine awards under the annual bonus scheme for executive directors and review the awards of other senior executives
•	Governance of the long-term incentive plans, including target setting
•	Review and approve the Annual Remuneration Report for inclusion in the Annual Report
•	Review, approve and ensure operation within the Remuneration Policy including seeking shareholder approval, on a binding basis, at least every three years.

Attendance

Member	Eligible to attend	Attended
Nick Rose (chair)[a]	10	10

Tony Ball[b]	3	3

Isabel Hudson	10	10

Mike Inglis	10	10

Karen Richardson[c]	3	2

a Nick was appointed chair of the committee on 12 July 2018.

b Tony stepped down as chair of the committee on 11 July 2018.

c Karen stepped down as a member of the committee on 11 July 2018.

In addition to the committee members, the chairman and chief executive are invited to attend meetings, except in instances where their own remuneration is discussed or other circumstances where their attendance would not be appropriate.

The committee regularly consults the chief executive, the group HR director, and the director of reward.

The company secretary is secretary to the committee and attends all meetings.

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Report on Directors’ remuneration continued Chair’s report continued

Listening to shareholders

The interests of our shareholders underpin the committee’s oversight of our Remuneration Policy and payments to executive directors. The committee was therefore disappointed with the vote against our Annual Remuneration Report at the 2018 AGM. Following that meeting, I met with some of our shareholders and prominent proxy advisory bodies to understand why they voted against our Annual Remuneration Report. It was reassuring to hear that shareholders did not have any material concerns with our overall Remuneration Policy. Rather, some shareholders felt that the annual bonus pay-out last year did not align with the overall share price performance. In addition, there was concern around the amount of annual bonus paid to Gavin Patterson given the Board’s announcement, shortly after its bonus decision, that Gavin would be stepping down.

I explained to shareholders that, in line with best practice, the committee had applied its discretion to reduce bonuses for all executive directors down to target levels despite the formulaic results yielding a higher bonus. However, given the significant share price fall over 2017/18, some shareholders felt the reduction in bonus was not sufficient. The committee discussed shareholders’ feedback at length. In response, we have implemented a new process whereby, in reviewing performance against the formulaic targets under our various incentive plans, we will give greater weight to a broader range of performance factors and circumstances, including share price performance, when determining the overall outcome.

I have continued the dialogue with some of our shareholders, particularly in relation to the 2018/19 bonus outcomes. I’d like to thank those shareholders who have taken the opportunity to engage with me. The committee has carefully considered these views when making its final decisions.

Business performance

This year has once again been difficult for the committee in balancing the performance achieved with remuneration outcomes. Although reported numbers indicate a broadly flat performance year-on-year, management has had to overcome significant headwinds impacting EBITDA including regulatory price reductions of £252m, cost inflation (including the effect of cumulo rate increases) of £362m and declines in fixed voice of £179m. The final outcome for the year as a whole was therefore very creditable and allowed us to report numbers at the top end of market expectations.

The committee noted further progress this year in meeting our year-on-year customer service targets, with Group Net Promoter Score up 6.5 points and Right First Time up 5.4%, continuing improvement over eleven consecutive quarters. Customer complaints to Ofcom reduced by a third for both BT’s consumer broadband and EE’s mobile customers.

Investment and delivery in our core networks have significantly improved with accelerated fibre-to-the-premises (FTTP) build and ambition, doubling the number of premises passed to 1.2 million at the lower end of the cost range (£300-£400), and achieving around 2 million premises passed with G Fast. EE has retained the ‘best mobile network’ position for the fifth consecutive year in the 2018 RootMetrics survey and we are on track to launch 5G in 16 cities in 2019 with a range of device partners.

All of this has been achieved against a backdrop of very significant organisational change as part of the first phase of transformation. The restructuring programme has achieved annualised cost savings of £875m and enabled us to simplify our business and systems and to de-layer our organisation. Ofcom has recognised the ‘significant progress’ made in its reports of June and November 2018 and the committee recognised that much has been done in the year to rebuild our relationship with Ofcom to put us on a better footing for future strategic discussions.

And we have navigated the additional challenge of a chief executive transition, with an orderly and well controlled handover, and with real progress on delivery of our transformation agenda, which is critical to building the foundations for growth and success in the future.

The committee also recognises that despite much good work during the year, as I write this letter our share price has remained essentially flat this year, albeit marginally outperforming the sector.

Reward outcomes for the year

Performance relative to our financial and customer experience targets led to a formulaic annual bonus outcome of just over 146% of target for the executive directors. However, considering the overall shareholder experience, the broadly flat earnings performance and the insufficient progress we have made in closing the customer service gap versus our competition, the committee exercised its discretion to reduce the annual bonus outturn relative to the financial and customer experience targets to 115% of target. This resulted in Philip Jansen and Simon Lowth receiving an annual bonus of 134% and 137% of salary, respectively. More information on the 2018/19 annual bonus is on pages 80 and 81.

In the three-year period 1 April 2016 to 31 March 2019, the group performed below threshold against the revenue, free cashflow and relative total shareholder return targets under the 2016 Incentive Share Plan (ISP) award. This resulted in no payment being made under the 2016 ISP. More information on the 2016 ISP is on page 81.

Chief executive changes

Departure of Gavin Patterson

When we announced Gavin’s departure from BT last June, the Board felt we did not have an internal successor and wanted the opportunity to conduct an extensive external search to identify the best possible candidate to lead the company in the next phase of its development. The Board therefore concluded at that time that it was in the company’s best interests to ask Gavin to remain in place to ensure the best continuity and the smoothest transition possible to a new chief executive. As part of Gavin’s commitment to do this, the committee agreed that he would be eligible for a bonus based on the overall financial outcomes and his personal objectives including delivery of key strategic programmes (eg 5G and FTTP to plan), rebuilding trust and reputation with the regulator, developing and implementing a new operating model, the delivery of the digital communications review with Ofcom and ensuring a seamless transition to the new chief executive.

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Governance

Financial statements

Additional information

The committee has reviewed Gavin’s overall performance for the year in the light of these objectives and concluded that the personal element of his bonus would merit an on target outcome. This reflects the role Gavin played in a seamless transition to Philip as our new chief executive, and the momentum sustained in progressing our transformation programme. However, having concluded on the formulaic outcomes for Gavin, the committee was keen to get input from some of our major shareholders, knowing full well that shareholders and society at large expect remuneration committees to exercise discretion more frequently, especially when an executive is leaving an organisation.

We received a broad range of views representing some of our largest shareholders, including our largest shareholder Deutsche Telekom. Having listened carefully to this feedback and after discussion with Gavin, the committee and Gavin agreed that a reduction of the total bonus outcome by 50% would be the right thing to do and in the best interests of all stakeholders. This resulted in Gavin receiving an annual bonus of 56% of target. Further details can be found on page 81. In addition, the committee exercised its discretion and, with Gavin’s agreement, decided that his 2017 ISP should lapse in full. (Gavin was not awarded a 2018 ISP.) This has been a difficult decision and a difficult year for the committee to balance all the relevant factors.

Appointment of Philip Jansen

During the year we welcomed our new chief executive, Philip Jansen, a proven leader with exceptional experience in managing large and complex businesses. In considering Philip’s remuneration package, the committee sought to balance the desire to secure his services with adherence to our Remuneration Policy. Throughout, we were guided by the views of shareholders and the provisions of the new UK Corporate Governance Code (the new Code) published by the Financial Reporting Council in July 2018. Philip has made a really excellent start as chief executive. However as detailed on page 81 the committee felt that the personal element of his bonus should be capped at 50% of maximum given the short period in question.

As detailed in the appointment announcement on 25 October 2018, Philip’s base salary is £1,100,000, which is fixed for five years. He receives our standard executive benefits package and a cash allowance in lieu of pension of 15% of salary in line with the wider management population in the UK. Philip’s incentive opportunities are in line with our Remuneration Policy, with a maximum annual bonus of 240% of salary and a maximum ISP award of 400% of salary. His annual bonus for 2018/19 has been pro-rated to reflect his period of service. He was awarded a 2018 ISP in February 2019. This recognises that he will be leading BT’s progress towards these targets for most of the three-year performance period. The award was made at a reduced level of 300% of salary to recognise that he joined part-way through the first year.

Philip also received an award with a face value of £895,848 to compensate him for his loss in shares forfeited from Worldpay, his previous employer. The buy-out award mirrors the value and terms of the original award forfeited. Following the announcement that FIS will acquire Worldpay, Worldpay has confirmed the original award will vest in full. Therefore, Philip’s BT buy-out award will also vest in full on 20 March 2020, subject to continued employment. Philip has voluntarily agreed to hold any vested shares for a further year.

As communicated at the time of appointment, Philip invested nearly £2m in purchasing BT shares in November 2018.

2019 remuneration

We are not proposing any major changes to our executive director remuneration in 2019. Our chief financial officer, Simon Lowth, will receive a salary increase of 2.5%, in line with that for the wider workforce, while Philip Jansen is not eligible for an increase as the committee agreed on his appointment to fix his base pay for five years.

In terms of the 2019 ISP awards, the committee has reviewed the level of ISP award for Philip Jansen and Simon Lowth and agreed awards of 400% and 350% respectively in line with our Remuneration Policy. Recognising the need to ensure that our remuneration arrangements support the delivery of BT’s strategy under Philip’s stewardship, the committee has delayed agreeing the ISP 2019 performance conditions. The intention is that awards will be granted in June 2019 and full details of the performance conditions will be disclosed in advance of the AGM.

Corporate governance

The committee welcomes the new Code. We are already aligned with the new provisions in several areas. For example, approval of remuneration for the Executive Committee already falls within our remit. We also now consider a broader range of performance factors and wider circumstances when determining incentive pay-outs and do not simply follow the formulaic outcome. Finally, we took the opportunity to align the pension provision for our new chief executive to that of the wider management population in the UK, reflecting society’s sentiment in this area.

We have also chosen to disclose our chief executive pay ratio for 2018/19. This is set out on page 87.

Looking ahead

2019 will be another busy year for the committee. Our primary aim is to ensure that executive pay continues to support the delivery of our business strategy, and that outcomes are appropriately aligned with shareholders’ interests.

We will put our Remuneration Policy to shareholders for approval at the 2020 AGM. Ahead of this, we will carry out a thorough review of our remuneration framework and metrics, recognising the need to ensure that our arrangements support the delivery of BT’s strategy under Philip Jansen’s stewardship and best align executive rewards with shareholder rewards and any new Code provisions. We will consult with shareholders on any proposals during the year, and I look forward to an open and constructive dialogue.

We will further develop our compliance with the new Code, with a close eye on wider market practice, the expectations of our stakeholders and, of course, what is in the best interests of BT.

Finally, I would like to thank our shareholders for taking the time to engage with us over the course of the year and I look forward to seeing you at our 2019 AGM.

Nick Rose

Chair of the Remuneration Committee

8 May 2019

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Focus on remuneration How we align our remuneration policy with shareholders’ interests and risk management

Base salary and core benefits

Alignment with shareholders’ interests	Risk management

• Forms a key part of the remuneration framework required to attract, retain and motivate the calibre of executives needed to shape and execute our strategy and generate shareholder value.

•  Loss of existing talent and an inability to recruit new talent would represent a risk to the business

•  Mitigated by setting salary and benefits at a level that is competitive against relevant businesses and recognises breadth of the role and individual experience.

Application in 2018/19	Application for 2019/20

•  An increase of 2.5% for Gavin Patterson and Simon Lowth was applied in June 2018

•  Base salary for Gavin Patterson of £1,022,000 and for Simon Lowth £717,500

•  Gavin Patterson and Simon Lowth received a cash pensions allowance of 30% of salary

•  Philip Jansen’s remuneration package was agreed upon appointment with a base salary of £1,100,000 fixed for five years and a cash pension allowance of 15% of salary

•  Benefits include company car, fuel or driver, personal telecommunication facilities and home security, medical and dental cover (for the directors and immediate family), life cover, professional subscriptions, personal tax advice and financial counselling.

• An increase of 2.5% for Simon Lowth to be applied in June 2019

• No change to Philip Jansen’s base salary

• There are no changes being proposed to the benefit framework or pension arrangements for 2019/20 for Philip Jansen or Simon Lowth.

Annual bonus

Alignment with shareholders’ interests	Risk management

•  Financial and personal objectives are set with reference to our business strategy approved by the Board

•  Focused on KPIs for the business, including:

–  EPS, free cash flow and revenue (excluding transit)

–  Delivering great customer service

–  Strategic objectives linked to key operational and strategic projects

•  Deferral of one-third of the bonus for three years provides retention and alignment over the longer term.

•  The Board seeks to ensure that the budget balances achievable goals without encouraging undue risk, with incentive targets aligned with delivering the budget

•  The financial metrics reflect how well management mitigates our principal business risks

•  The committee retains absolute discretion to reduce variable compensation in light of risk and the group’s overall performance and circumstances

•  Bonus deferral encourages a focus on long-term outcomes

•  Malus and clawback provisions are in place.

Application in 2018/19	Application for 2019/20

•  The maximum level of bonus opportunity was 240% for Gavin Patterson and Philip Jansen, and 180% for Simon Lowth

•  Performance relative to our financial and customer experience targets led to formulaic annual bonus outcome of 146.5% of target for the executive directors

•  The committee exercised its discretion to reduce the financial and customer experience annual bonus outturn to 115% of target. This resulted in an annual bonus of 56% of maximum for Philip Jansen and 76% of maximum for Simon Lowth

•  Having concluded on the formulaic outcome for Gavin Patterson, listened carefully to shareholder feedback, and following discussion with Gavin, the committee and Gavin agreed that a reduction of the total bonus outcome by 50% would be the right thing to do and in the best interests of all stakeholders. This resulted in an annual bonus of 28% of maximum for Gavin Patterson.

•  No changes are being proposed to the maximum bonus opportunities or to the overall structure of the annual bonus

•  Minor changes are being made to the way some of our performance metrics are measured to ensure that they remain fully aligned with the business’ main areas of focus

•  Change to revenue measure to be inclusive of transit revenue, to reflect how we are reporting in our quarterly financial statements

•  Introduction of Keeping Our Promises measure in place of Right First Time to reflect that this provides a better measure of meeting the commitments we make and providing more reliable services for our customers.

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Governance

Financial statements

Additional information

Incentive Share Plan (ISP)
Alignment with shareholders’ interests	Risk management

•  Based on performance against free cash flow, revenue (excluding transit) and total shareholder return

•  Total shareholder return (TSR) metric provides a direct measure of our relative performance against peers.

•  Metrics balance internal and external financial performance, producing a rounded view of performance and effective risk management over the longer term

•  Two year holding period ensures individuals retain exposure to the share price for at least five years in total.

Application in 2018/19	Application for 2019/20

•  No award for Gavin Patterson

•  Philip Jansen received an award of 300% of salary in February 2019, reduced from 400% to reflect his joining part way through the three-year performance period

•  Simon Lowth received an award of 350% of salary.

• At the time of going to print, the ISP 2019 targets had not been set by the committee • Full details of the performance measures will be disclosed in advance of the AGM in July.
Shareholding guidelines
Alignment with shareholders’ interests	Risk management

• Shareholding guidelines ensure appropriate alignment between executives and investors • Current shareholding levels are set out on page 83.	• Encourages executives to build and hold a material, personal stake in the business • Ensures that they have significant equity at stake in the event of adverse risk-related events.

Application in 2018/19	Application for 2019/20

• Gavin Patterson: equivalent to 300% of salary	• No changes are being proposed.

• Philip Jansen: equivalent to 300% of salary

• Simon Lowth: equivalent to 250% of salary.

Our remuneration principles are to maintain a competitive remuneration package that promotes the long-term success of the business, avoids excessive or inappropriate risk taking and aligns management’s interests with those of shareholders.

We believe in pay for performance against challenging targets and stretching goals for the annual bonus and long-term incentive shares. A significant proportion of the total remuneration package is therefore variable and linked to corporate performance.

In applying these principles, the committee determines the remuneration policy for the executive directors and the chairman.

The chairman is not a member of the committee.

The committee:

•	reviews the performance targets regularly to ensure that they are both challenging and closely linked to the group’s strategic priorities. Furthermore, because a large part of the remuneration package is delivered in shares and senior executives are required to build up a significant shareholding themselves, they are directly exposed to the same gains or losses as all other shareholders.

•	takes account of the pay and employment conditions of all our employees, the performance of the group and the individual, the current views and guidelines of shareholders and their representatives, and general market conditions. Remuneration arrangements at other companies of a similar size and complexity are also reviewed for guidance.

•	continues to keep under review the relationship of risk to remuneration. The chair of the Audit & Risk Committee is chair of the Remuneration Committee.

•	ensures that the incentive structure for senior executives does not raise environmental, social or governance risks by inadvertently motivating irresponsible behaviour. Part of the annual bonus depends upon an assessment of each senior executive’s personal contribution which typically includes the environmental, social and governance agenda.

•	retains absolute discretion to reduce variable compensation in light of risk and the group’s overall performance and any other factor it deems relevant.

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Focus on remuneration continued	The Remuneration Report is colour-coded as follows:
	● Fixed pay	● Annual bonus	● Incentive
		Annual bonus,	Share Plan (ISP)
deferred bonus

Pay breakdown

The pay breakdown for the executive directors in 2017/18 and 2018/19 is set out below.

Gavin Patterson[a] Former chief executive	Philip Jansen Current chief executive	Simon Lowth Chief financial officer

[a]	Gavin stood down from the Board at midnight on 31 January 2019.

[b]	The group returned below threshold performance against all of the performance measures for the 2015 ISP. No payment was made.

[c]	The group returned below threshold performance against all of the performance measures for the 2016 ISP. No payment was made.

[d]	Philip was appointed to the Board on 1 January 2019 and became chief executive on 1 February 2019. His first ISP award was made in February 2019.

Annual bonus for 2018/19

The resulting bonus outcomes as a percentage of base salary were:

Gavin Patterson (pro-rated to reflect the period he was in full-time employment during the year)

Philip Jansen (pro-rated to reflect the period he was in full-time employment during the year)

Simon Lowth

Vesting of 2016 ISP award

The ISP is a conditional share award with three performance conditions measured over a three-year performance period. The group returned below-threshold performance against all of the performance measures for the 2016 ISP. This resulted in no payment being made.

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Governance

Financial statements

Additional information

Annual remuneration report

This section summarises all elements of the directors’ remuneration in 2018/19.

References to ‘audited’ refer to an audit performed in accordance with UK statutory reporting requirements. For US purposes, disclosures have not been audited from a Public Company Accounting Oversight Board perspective.

Single total figure of remuneration (audited)

The following sets out all emoluments received by directors for the financial years 2018/19 and 2017/18, including bonus and deferred bonus, long-term incentive share plans (ISP) and pension arrangements.

	Base salary and fees (2018/19) £000	Base salary and fees (2017/18) £000	Benefits excluding pension (2018/19) £000	Benefits excluding pension (2017/18) £000	Pension[a] (2018/19) £000	Pension (2017/18) £000	Annual Bonus[b] (2018/19) £000	Annual Bonus (2017/18) £000	ISP[c] (2018/19) £000	ISP[d] (2017/18) £000	Malus[e] 2017/18	Total 2018/19 £000	Total 2017/18 £000

Chairman
Jan du Plessis	700	322	24	43								724	365

Executive directors
Philip Jansen[f]	275	–	39	–	41	–	370	–	–	–	–	725	0
Simon Lowth	715	700	23	23	214	210	982	907	–	–	–	1,934	1,840

Non-executive directors
Iain Conn	124	122										124	122
Tim Höttges[g]	–	–										0	0
Isabel Hudson[h]	157	188	3	1								160	189
Mike Inglis[h]	126	105	2	2								128	107
Matthew Key[h,i]	39		1									40	0
Allison Kirkby[j]	3											3	0
Nick Rose[h]	171	173	1	2								172	175
Jasmine Whitbread	134	107										134	107

Sub-total	2,444	1,717	93	71	255	210	1,352	907	–	–	–	4,144	2,905

Former directors
Gavin Patterson[k]	847	997	46	57	254	299	572	1,292	–	–	-338	1,719	2,307
Tony Ball[h,l]	36	138	1	2								37	140
Karen Richardson[h,m,n]	36	127	8	31								44	158

Total	3,363	2,979	148	161	509	509	1,924	2,199	–	–	-338	5,944	5,510

[a]	Pension allowance paid in cash for the financial year – see ‘Total pension entitlement’ on page 81.
[b]

Annual bonus shown includes both the cash and deferred share element. The deferred element of the 2018/19 bonus includes the value of deferred shares to be granted in June 2019. Further details of the deferred element are set out on page 81.

[c]	The ISP 2016 granted in June 2016 will lapse in full. Further details are provided on page 81.
[d]	The ISP 2015 granted in June 2015 lapsed in full in May 2018.
[e]

As a result of investigations into improper accounting practices in BT’s Italian business, the committee exercised its discretion and applied the malus provisions under the deferred bonus plan. This was applied in May 2017 and the figure was calculated based on the share price at the original grant.

[f]	Philip was appointed as a director on 1 January 2019 and became chief executive from 1 February 2019.
[g]	Under the terms of the Relationship Agreement between BT and Deutsche Telekom and Tim’s letter of appointment, no remuneration is payable for this position.
[h]	Value shown relates to reimbursement of reasonable travelling and other expenses (including any relevant tax) incurred in carrying out their duties.
[i]	Matthew was appointed as a director on 25 October 2018.
[j]	Allison was appointed as a director on 15 March 2019.
[k]	Gavin stood down as a director at midnight on 31 January 2019.
[l]	Tony retired as a director on 11 July 2018.
[m]	Karen retired as a director on 11 July 2018.
[n]	Includes an additional fee for regular travel to Board and board committee meetings.

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Annual remuneration report continued

Additional disclosures relating

to the single figure table (audited)

Salaries

Executive directors’ salaries are reviewed annually, with increases typically effective from 1 June. We reviewed the salaries for Gavin Patterson and Simon Lowth during the year and agreed a 2.5% increase in line with increases for the UK management population and a lower increase than that given to team members. The new base salaries were £1,022,000 and £717,500 respectively. We agreed Philip Jansen’s salary of £1,100,000 (fixed for five years) at the time of his appointment in January 2019.

The annualised pay settlement for our team members in the UK in 2018/19 was 3.1%.

Benefits

Benefits provided to the executive directors and the chairman include company car, fuel or driver, personal telecommunication facilities and home security, medical and dental cover (for the directors and immediate family), life cover (executive directors only), professional subscriptions, personal tax advice and financial counselling.

Annual bonus

The annual bonus opportunities (expressed as a percentage of salary) for the executive directors in 2018/19 were as follows:

Chief executive

Chief financial officer

The annual bonus opportunities for the chief executive applied to Gavin Patterson and Philip Jansen during their respective time in the role as chief executive.

We set out below the weighting of the annual bonus structure for the executive directors in 2018/19.

The annual bonus is based on performance against key financial and non-financial metrics, and personal objectives. Key measures under the financial and non-financial elements include adjusted earnings per share, cash flow, revenue (excluding transit) and customer experience.

As set out in the table below, the formulaic results against targets produced an above-target outcome across all of the measures. However, considering the overall shareholder experience, the broadly flat earnings performance and the insufficient progress we have made in closing the customer service gap versus our competition, the committee exercised its discretion to reduce the annual bonus outturn relative to the financial and customer experience targets to 115% of target.

Measure	Threshold	Target	Stretch	Actual	Outcome
Adjusted EPS (p)[a]	24.6	25.9	27.8	26.3	Between target and stretch
Normalised free cash flow (£m)[b]	2,270	2,389	2,569	2,440	Between target and stretch
Revenue (excluding transit) (£m)	22,848	23,079	23,425	23,300	Between target and stretch
Customer experience	50	100	200	164.13	Between target and stretch

[a]	Adjusted EPS is defined on page 31.
[b]	Normalised free cash flow is defined on page 31.

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Governance

Financial statements

Additional information

The assessment of performance against personal objectives was carried out by the chairman for Gavin Patterson and Philip Jansen, and by Gavin Patterson for Simon Lowth. In addition, the Nominations Committee reviewed the performance of the executive directors as part of a wider Executive Committee performance review. These assessments were based on a number of factors including BT’s regular employee surveys and performance against personal objectives set at the start of the year.

Gavin Patterson achieved 50% of maximum for his personal contribution score. This reflected Gavin’s progress against the delivery of key strategic programmes (eg 5G and FTTP to plan), rebuilding trust and reputation with the regulator, developing and implementing a new operating model, the delivery of the digital communications review with Ofcom and ensuring a seamless transition to Philip Jansen. Having concluded on the formulaic outcomes for Gavin, listened carefully to shareholder feedback, and following discussion with Gavin, the committee and Gavin agreed that a reduction of the total bonus outcome by 50% would be the right thing to do and in the best interests of all stakeholders.

Philip Jansen achieved 50% of maximum for his personal contribution score. Philip has made an excellent start in the role as chief executive. However, given that he is new to the role, the committee felt that target level of achievement was appropriate and consistent with how we treat other new joiners in the company.

Simon Lowth achieved 90% of maximum for his personal contribution score. In addition to successfully delivering this year’s financial outturns, Simon has demonstrated stand-out leadership in transforming the finance function. This has included improving our risk management processes, strengthening our controls, and bolstering the team with new skills and experience. He has also helped with the transition of the Strategy & Transformation function to Michael Sherman. As a member of the Openreach board, he played an important role in delivering the Digital Communications Review.

The table below sets out the total bonus outturns:

	Financial and customer service measures (80% weighting)		Personal objectives (20% weighting)
	Formulaic outcome	Following discretion	Formulaic outcome	Following discretion	Overall bonus
Gavin Patterson	146.5% of target	57.5% of target	100% of target	50% of target	28% of maximum 67% of salary £381,547 cash/ £190,773 shares
Philip Jansen	146.5% of target	115% of target	100% of target	100% of target	56% of maximum 134% of salary £246,400 cash/ £123,200 shares
Simon Lowth	146.5% of target	115% of target	140% of target	140% of target	76% of maximum 137% of salary £654,360 cash/ £327,180 shares

For executive directors, one-third of any bonus paid is deferred into shares for three years with the remaining two-thirds paid in cash. Deferred shares are not subject to performance conditions.

Gavin Patterson’s bonus, paid both in cash and deferred shares, represented 67% of salary (pro-rated to reflect the period he was chief executive during the year) (2017/18: 130%) and 28% of the maximum bonus opportunity (2017/18: 54%).

Philip Jansen’s bonus, paid both in cash and deferred shares, represented 134% of salary (pro-rated to reflect the period he was in full-time employment during the year) (2017/18: N/A) and 56% of the maximum bonus opportunity (2017/18: N/A).

Simon Lowth’s bonus, paid both in cash and deferred shares, represented 137% of salary (2017/18: 130%) and 76% of the maximum bonus opportunity (2017/18: 70%).

The deferred shares will be granted in June 2019.

Incentive share plan 2016 (audited)

The ISP is a conditional share award. The committee assesses the performance conditions to 31 March 2019 and the awards would ordinarily vest in May 2019. The performance conditions are based 40% on relative TSR, 40% on normalised free cash flow, and 20% on growth in underlying revenue (excluding transit) over a three-year performance period.

As set out in the table below, the threshold performance target in respect of each measure was not met and therefore no payment was made.

40% Total Shareholder Return		40% Normalised free cash flow		20% Underlying revenue growth (excluding transit)
Performance Threshold 12th	Outcome 20th = threshold not met	Performance Threshold £10.70bn	Outcome £8.19bn = threshold not met	Performance Threshold 2.1%	Outcome (2.19)% = threshold not met

Total pension entitlements (audited)

We closed the BT Pension Scheme (BTPS) to new entrants on 31 March 2001. None of the executive directors participate in future service accrual in the BTPS.

New UK employees are eligible to join a defined contribution scheme, typically a personal pension plan. For executive directors, the company agrees to pay a fixed percentage of the executive’s salary each year which can be put towards the provision of retirement benefits.

Philip Jansen receives an annual allowance equal to 15% of salary in lieu of pension provision as set out in the table on page 79. Philip has not previously been a member of any of the company pension schemes. BT also provides death in service cover consisting of a lump sum equal to four times his salary.

Gavin Patterson receives an annual allowance equal to 30% of salary in lieu of pension provision as set out in the table on page 79. Gavin has previously been a member of the BT Retirement Saving Scheme (BTRSS) but neither he nor the company has made any contribution to the scheme during 2018/19. BT also provides death in service cover consisting of a lump sum equal to four times his salary plus a dependant’s pension equal to 30% of his capped salary.

Simon Lowth receives an annual allowance equal to 30% of salary in lieu of pension provision as set out in the table on page 79. Simon has not previously been a member of any of the company pension schemes. BT also provides death in service cover consisting of a lump sum equal to four times his salary plus a dependant’s pension equal to 30% of his capped salary.

Jan du Plessis is not a member of any of the company pension schemes. The company has made no payments towards his retirement provision and provided no life cover benefit.

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Awards granted during the year (audited)

2018 ISP awards

The 2018 ISP awards were made in June 2018 and February 2019 as set out below and on page 85. Despite serving as chief executive for almost a year of the performance period, no award was made to Gavin Patterson on the basis of him stepping down as chief executive at the end of January 2019.

The award for Simon Lowth was 350% of salary.

To reflect his joining part way through the three-year performance period, an award of 300% of salary was made to Philip Jansen.

Director	Date of award	ISP award (shares)	Face value of award
Philip Jansen[a]	1 February 2019	1,412,872	£3,299,056
Simon Lowth[b]	19 June 2018	1,190,071	£2,511,248

[a]	Face value based on share price at the date of grant of 233.56p. The grant price is calculated using the average middle-market price of a BT share for the three days prior to grant.
[b]	Face value based on share price at the date of grant of 211.02p. The grant price is calculated using the average middle-market price of a BT share for the three days prior to grant.

The ISP is a conditional share award. Performance conditions attached to the awards are based on: 40% relative TSR, 40% normalised free cash flow, and 20% growth in underlying revenue excluding transit over a three-year performance period from 1 April 2018 to 31 March 2021. The performance conditions are the same for both directors. The table below sets out the pay-out ranges for TSR, the normalised free cash flow and underlying revenue growth excluding transit for the three-year performance period 2018/19 to 2020/21.

TSR position	Proportion vesting (of TSR portion of award)	Proportion vesting (of overall award)
1-5	100.0%	40.0%
6	81.3%	32.5%
7	62.50%	25.0%
8	43.75%	17.5%
9	25.00%	10.0%
10-17	0.00%	0.0%

As disclosed in the 2018 Directors’ Remuneration Report, the committee agreed a revised comparator group of 16 other companies for the 2018 awards as set out below.

Centrica	Proximus	Telecom Italia
Deutsche Telekom	Sky	Telefónica
KPN	SSE	Telenor
Liberty Global	Swisscom	Telia Company
National Grid	TalkTalk	Vodafone
Orange

Financial targets

Measure 2018/19–2020/21	Threshold	Level of vesting	Maximum	Level of vesting[a]
Normalised free cash flow	£6.4bn	25%	£7.4bn	100%
Underlying revenue growth (excluding transit)	0.2%	25%	1.9%	100%

[a]	Vesting levels between threshold and maximum will be on a straight line basis.

When setting the targets, the committee takes into account the budget, medium-term plan and consensus at the time. The committee believes the performance ranges for free cash flow and revenue measures are challenging, and the financial performance necessary to achieve the upper end of the range for each measure is stretching.

When ISP awards vest, additional shares representing the value of reinvested dividends on the underlying shares are added.

The awards are subject to a further holding period of two years, commencing from the end of the performance period and applied to the net number of shares received after tax and other statutory deductions. During the holding period, no further performance measures will apply.

2018 deferred shares (DBP)

We awarded a proportion of the 2017/18 annual bonus in deferred shares. The table below provides further details.

Director	Date of award	DBP award (shares)	Face value of award[a]
Gavin Patterson	19 June 2018	204,072	£430,626
Simon Lowth	19 June 2018	143,306	£302,400

[a]	Face value based on share price at grant of 211.02p. The grant price is calculated using the average middle-market price of a BT share for the three days prior to grant.

The DBP is a conditional share award. Deferred shares are not subject to performance conditions and have a three-year vesting period. Details of all interests in deferred shares are set out on page 85.

When DBP awards vest, additional shares representing the value of reinvested dividends on the underlying shares are added.

Joining arrangements for Philip Jansen

During the year we welcomed our new chief executive, Philip Jansen, a proven leader with exceptional experience in managing large and complex businesses. In considering Philip’s remuneration package, the committee sought to balance the desire to secure his service with adherence to our Remuneration Policy. Throughout, we were guided by the views of shareholders and the provisions of the new Code.

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Additional information

Philip’s base salary is £1,100,000, which is fixed for five years. He receives our standard executive benefits package and a cash allowance in lieu of pension of 15% of salary in line with our wider management population in the UK. Philip’s incentive opportunities are in line with our Remuneration Policy, with a maximum annual bonus of 240% of salary and a maximum ISP award of 400% of salary. His annual bonus for 2018/19 has been pro-rated to reflect his period of service. He was awarded a 2018 ISP in February 2019. This recognises that he will be leading BT’s progress towards the targets for most of the three-year performance period. To recognise that he joined part-way through the first year, the award was made at a reduced level of 300% of salary.

Philip also received an award with a face value of £895,848 to compensate him for his loss in shares forfeited from Worldpay, his previous employer. The buy-out award mirrors the value and terms of the award forfeited. Following the announcement that FIS will acquire Worldpay, Worldpay have confirmed the original award will vest in full. Therefore, Philip’s BT buy-out award will also vest in full on 20 March 2020, subject to continued employment. Philip has voluntarily agreed to hold any vested shares for a further year until 20 March 2021.

Director	Date of award	RSP award (shares)	Face value of award[a]
Philip Jansen	1 February 2019	370,798	£895,848

[a]	Face value based on share price at grant of 241.6p. The grant price is calculated using the closing share price on 17 October 2018.

Payments for loss of office (audited)

Gavin Patterson stood down as a director at midnight on 31 January 2019. Under the terms of his service contract, he will continue to receive his salary and contractual benefits until the end of his notice period, being 25 October 2019. These pro-rated payments will total £777,489 salary and fees, £15,000 benefits and £225,000 pension allowance. Gavin will receive no compensation or payment for the termination of his service contract or his ceasing to be a director of the company or any other group company, although BT will pay outplacement fees of up to £40,000 and legal fees of up to £9,000.

Former directors (audited)

Phil Hodkinson retired as a non-executive director on 31 January 2016 and was a member of the Committee for Sustainable and Responsible Business until standing down on 31 January 2019. He received an annual fee of £10,000 as a member of this committee.

Directors’ share ownership (audited)

The committee believes that the interests of the executive directors should be closely aligned with those of shareholders.

The chief executive is required to build up a shareholding equal to 300% of salary, and the chief financial officer 250% of salary. The aim is to encourage the build up of a meaningful shareholding in the company over time by retaining shares received under an executive share plan (other than shares sold to meet tax and other statutory deductions) or from purchases in the market.

We use the average BT share price over the preceding 12 months (or the share price at acquisition date if higher) to determine whether the minimum shareholding requirement has been reached.

The table below sets out the shareholding position as at 31 March 2019. As a new director, Philip has not yet received any vested shares under the executive share plans. Details of his buy-out are included on page 86 the award will vest in full on 20 March 2020 and Philip has voluntarily agreed to hold the shares for a further one year until 20 March 2021. Philip invested nearly £2m in purchasing shares in the market in November 2018.

Gavin Patterson is required to maintain a shareholding equivalent to 300% of salary until the end of his notice period, being 25 October 2019.

Executive director	Personal shareholding as a percentage of salary
Gavin Patterson[a]	919%
Philip Jansen	180%
Simon Lowth	51%

[a]	Gavin stood down from the Board at midnight on 31 January 2019 and the percentage reflects his personal shareholding at that date.

The following table shows the total unvested interests held by the executive directors in the ISP and DBP, and for Philip Jansen the RSP. The numbers represent the maximum possible vesting levels. The ISP awards will only vest to the extent the performance conditions are met over the three-year period. Full details of all ISP and DBP awards, including performance periods and vesting conditions, are set out on page 85.

Unvested interests in shares (audited)

	ISP (subject to performance)		DBP (not subject to performance)		RSP (subject to Worldpay performance)
	1 April 2018	Total number of award shares 31 March 2019	1 April 2018	Total number of award shares 31 March 2019	1 April 2018	Total number of award shares 31 March 2019
Gavin Patterson[a]	3,354,841	2,537,389	127,638	253,742	–	–
Philip Jansen[b]	–	1,441,160	–	–	–	378,221
Simon Lowth	1,568,600	2,947,475	44,397	200,548	–	–

[a]	Gavin stood down from the Board at midnight on 31 January 2019 and the number reflects his awards at that date.
[b]	Philip joined the Board in January 2019 and will be granted his first DBP award in June 2019.

During the period 1 April 2019 to 8 May 2019, there were no movements in unvested interests in shares.

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Directors’ interests at 31 March 2019 or date of retirement, if earlier (audited)

The following table shows the beneficial interests of directors holding office at the end of the year (or at the point of leaving for directors who retired during the year), and their families, in the company’s shares at 31 March 2019 and 1 April 2018, or at date of appointment if later.

	Number of shares
Beneficial holdings	31 March 2019	1 April 2018
Jan du Plessis	501,599	400,000
Gavin Patterson[a,b]	2,958,405	2,943,453
Philip Jansen[c]	771,313	770,500
Simon Lowth	157,379	10,536
Tony Ball[d]	193,871	193,871
Iain Conn	19,442	19,442
Tim Höttges	–	–
Isabel Hudson	24,090	15,090
Allison Kirkby[e]	–	–
Mike Inglis	29,091	4,599
Matthew Key[f]	31,000	–
Karen Richardson[g,h]	13,525	13,525
Nick Rose	400,000	300,000
Jasmine Whitbread	11,832	11,289
Total	5,111,547	4,682,305

[a]	Gavin stood down as a director at midnight on 31 January 2019 and the number reflects his holding at that date.
[b]

Includes shares purchased under directshare and free shares awarded under UK allshare. Directshare is an HMRC approved plan that allows BT employees to buy shares out of gross pay. Prior to 2008 BT awarded free shares to UK employees (UK allshare).

[c]	Philip was appointed as a director on 1 January 2019. He purchased 770,500 shares in the market in November 2018.
[d]	Tony retired as a director on 11 July 2018 and the number reflects his holding at that date.
[e]	Allison was appointed as a director on 15 March 2019.
[f]	Matthew was appointed as a director on 25 October 2018.
[g]	Karen retired as a director on 11 July 2018 and the number reflects her holding at that date.
[h]	Shares are held as 2,705 American Depositary Shares (ADS). One ADS equates to five BT ordinary shares.

During the period 1 April 2019 to 8 May 2019, there were no movements in directors’ beneficial holdings. The directors, as a group, beneficially own less than 1% of the company’s shares.

The company encourages the chairman and independent non-executive directors to purchase, on a voluntary basis, BT shares with an aggregate value of £5,000 on average each year to further align the interests of non-executive directors with those of our shareholders. The directors are asked to hold these shares until they retire from the Board. This policy is not mandatory.

This policy does not apply to Tim Höttges who was appointed to the Board as a non-independent, non-executive director following completion of the EE acquisition in January 2016. This helps avoid any conflict of interest in relation to Tim’s ongoing employment as CEO of Deutsche Telekom.

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Deferred bonus plan awards at 31 March 2019 (audited)

The following DBP awards have been granted to the directors. These shares will normally be transferred to participants at the end of the three-year deferral period. Philip Jansen joined the Board on 1 January 2019 and is due to be granted his first DBP award in June 2019.

	1 April 2018	Awarded[a]	Dividends re-invested	Vested	Lapsed	Total number of award shares 31 March 2019	Vesting date	Price at grant	Market price at vesting	Monetary value of vested award £000
Simon Lowth
DBP 2017	44,397	–	3,038	–	–	47,435	01/08/2020	286.40p	–	–
DBP 2018	–	143,306	9,807	–	–	153,113	01/08/2021	211.01p	–	–

Former director
Gavin Patterson
DBP 2015	94,220	–	–	94,220	–	–	01/08/2018	449.50p	230.68p	217
DBP 2016	33,418		2,286	–	–	35,704	01/08/2019	403.18p	–	–
DBP 2017[b]	–	–	–	–	–	–	–	–	–	–
DBP 2018	–	204,072	13,966	–	–	218,038	01/08/2021	211.01p	–	–

[a]

Awards granted on 19 June 2018. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to the grant. Awards of deferred shares in respect of 2019 will be calculated using the average middle market price of a BT share for the three days prior to grant.

[b]	The committee exercised its discretion and determined that no bonus would be awarded to Gavin in respect of 2016/17. This resulted in no DBP award being granted in 2017.

Share awards under long-term incentive share plan (ISP) held at 31 March 2019 (audited)

Details of the company’s ordinary shares under conditional share awards made to directors, as participants under the ISP are as follows:

	1 April 2018	Awarded	Dividends re-invested	Vested	Lapsed	Total number of award shares 31 March 2019	Performance period end	Price on grant	Market price at vesting	Monetary value of vested award £000
Philip Jansen
ISP 2018[a]	–	1,412,872	28,288	–	–	1,441,160	31/03/2021	233.56p	–	–
Simon Lowth
ISP 2016[b]	664,614	–	45,486	–	–	710,100	31/03/2019	405.38p	–	–
ISP 2017[c]	903,986	–	61,869	–	–	965,855	31/03/2020	286.4p	–	–
ISP 2018[d]	–	1,190,071	81,449	–	–	1,271,520	31/03/2021	211.01p	–	–

Former director
Gavin Patterson
ISP 2015[e]	979,988	–		–	(979,988)	–	31/03/2018	449.5p	–	–
ISP 2016[f]	1,087,543	–	74,432	–	–	1,161,975	31/03/2019	403.18p	–	–
ISP 2017[c]	1,287,310	–	88,014	–	–	1,375,324	31/03/2020	286.4p	–	–
ISP 2018[g]	–	–	–	–	–	–	–	–	–	–

[a]

Award granted on 1 February 2019. The number of shares subject to award was calculated using the average middle-market price of a BT share for the three days prior to grant of 233.56p. 40% of each award is linked to TSR compared with a group of 17 companies, 40% is linked to a three-year normalised free cash flow measure and 20% to a measure of underlying revenue growth (excluding transit) over three years.

[b]

Award granted on 29 July 2016. The number of shares subject to award was calculated using the average middle market price of a BT share for the three days prior to grant of 405.38p. 40% of each award is linked to TSR compared with a group of 21 companies, 40% is linked to a three-year normalised free cash flow measure and 20% to a measure of underlying revenue growth (excluding transit) over three years.

[c]

Award granted on 22 June 2017. The number of shares subject to award was calculated using the average middle market price of a BT share for the three days prior to grant of 286.40p. 40% of each award is linked to TSR compared with a group of 21 companies, 40% is linked to a three-year normalised free cash flow measure and 20% to a measure of underlying revenue growth (excluding transit) over three years.

[d]

Award granted on 19 June 2018. The number of shares subject to award was calculated using the average middle market price of a BT share for the three days prior to grant of 211.01p. 40% of each award is linked to TSR compared with a group of 17 companies, 40% is linked to a three-year normalised free cash flow measure and 20% to a measure of underlying revenue growth (excluding transit) over three years.

[e]

Award granted on 18 June 2015. The number of shares subject to award was calculated using the average middle market price of a BT share for the three days prior to grant of 449.50p. 40% of each award is linked to TSR compared with a group of 21 companies, 40% is linked to a three-year normalised free cash flow measure and 20% to a measure of underlying revenue growth (excluding transit) over three years.

[f]

Award granted on 20 June 2016. The number of shares subject to award was calculated using the average middle market price of a BT share for the three days prior to grant of 403.18p. 40% of each award is linked to TSR compared with a group of 21 companies, 40% is linked to a three-year normalised free cash flow measure and 20% to a measure of underlying revenue growth (excluding transit) over three years.

[g]	The committee exercised its discretion and determined that no ISP would be awarded to Gavin in respect of 2018/19.

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Retention share plan awards at 31 March 2019 (audited)

The following RSP award was granted to Philip Jansen. This is a buy-out award to compensate Philip for the loss in shares that he forfeited on leaving Worldpay to join BT. In accordance with our approved Remuneration Policy, the buy-out mirrors the value and terms of the award forfeited. The shares will vest on 20 March 2020 subject to continued employment and will only vest to the extent that the forfeited award meets the original performance targets set by Worldpay. Following the announcement that FIS will acquire Worldpay, Worldpay has confirmed the original award will vest in full. Philip has voluntarily agreed to hold any vested shares for a further one year until 20 March 2020.

Total number of
						award shares			Market	Monetary
	1 April		Dividends					Price	price	value of vested
	2018	Awarded	re-invested	Vested	Lapsed	31 March 2019	Vesting date	at grant	at vesting	award £000
Philip Jansen
RSP 2018	–	370,798	7,423	–	–	378,221	20/03/2020	241.6p	–	–

Share options held without performance conditons (saveshare) at 31 March 2019 (audited)

The directors exercised no saveshare options during the year. There were no vested but unexercised options at year-end.

Number of shares under option:

								Market price	Usual date
							Option price	at date of	from which	Usual expiry
	1 April 2018		Granted	Lapsed	Exercised	31 March 2019	per share	exercise	exercisable	date
Former director
Gavin Patterson[a]	5,642	[b]	–	–	–	5,642	319p	–	01/08/2019	01/02/2020

All of the above options were granted for nil consideration.

a Gavin stood down from the Board at midnight on 31 January 2019 and the number reflects the number of shares under option at that date. The options are exercisable up to 31 July 2019.

b Option granted on 26 June 2014 under the employee sharesave scheme, in which all employees of the company are entitled to participate.

Comparison of chief executive remuneration to total shareholder return (unaudited)

Total shareholder return (TSR) is the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends. The graph opposite illustrates the performance of BT Group plc measured by TSR relative to a broad equity market index over the past ten years. We consider the FTSE 100 to be the most appropriate index against which to measure performance, as BT has been a member of the FTSE 100 throughout the nine-year period, and the index is widely-used.

BT’s TSR performance vs the FTSE 100
Source: Datastream The graph shows the relative TSR performance of BT and the FTSE 100 over the past ten years.

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Additional information

History of chief executive remuneration

Year end	Chief Executive	Total rem £000	Annual bonus (% of max)	ISP vesting (% of max)
2019	Philip Jansen[a]	725	56%	N/A
	Gavin Patterson[b]	1,719	28%	0%
2018	Gavin Patterson	2,307	54%	0%
2017	Gavin Patterson	1,345	0%	0%
2016[b]	Gavin Patterson	5,396	45%	82.01%
2015	Gavin Patterson	4,562	58%	67.4%
2014[c]	Gavin Patterson	2,901	62%	78.7%
	Ian Livingston[d]	4,236	35%	63.4%
2013	Ian Livingston	9,402	65%	100%
2012	Ian Livingston	8,520	73%	100%
2011	Ian Livingston	4,009	79%	0%
2010	Ian Livingston	3,556	71%	0%

[a]	Philip was appointed as a director on 1 January 2019 and became chief executive from 1 February 2019. His first ISP award was made in February 2019.
[b]	Gavin stood down as chief executive at midnight on 31 January 2019 and Philip took over from 1 February 2019.
[c]	The total remuneration figure includes the ISP award as CEO BT Retail and the first award as chief executive, granted in 2013.
[d]	Ian stepped down on 10 September 2013 and Gavin took over from that date.

Percentage change in chief executive remuneration (unaudited)

The table below illustrates the increase in salary, benefits and annual bonus for Gavin Patterson and Philip Jansen in the role as chief executive and that of a representative group of the company’s employees. For these purposes, we’ve used the UK management and technical employee population representing around 24,607 people. We believe this broad group provides the most meaningful comparison as they have similar performance related pay arrangements as our executive directors.

	Salary	Benefits[a]	Bonus[b]
% Change in chief executive remuneration	13%	49%	(27)%
% Change in comparator group[c]	2.5%	0%	15%

[a]	The increase in benefits for the chief executive was around £28,000.
[b]	The bonus comparator is based on cash bonus only to give a better like-for-like comparison.
[c]	Comparator group is the UK management and technical employee population representing around 24,607 individuals.

Chief executive pay ratio

The table below sets out the chief executive pay ratio as at 31 March 2019. The report will build up over time to show a rolling 10-year period.

The ratios compare the single total figure of remuneration of the chief executive with the equivalent figures for the lower quartile (P25), median (P50) and upper quartile (P75) employees.

Chief executive remuneration	£2,444,000
P25 employee remuneration	£34,281
P50 employee remuneration	£41,477
P75 employee remuneration	£51,594
P25 employee pay ratio	71 : 1
P50 employee pay ratio	59 : 1
P75 employee pay ratio	47 : 1

A significant proportion of the chief executive’s remuneration is delivered through long term incentives, where awards are linked to company performance and share price movements over the longer term. This means that the ratios will depend significantly on long-term incentive outcomes and may fluctuate from year to year. None of the employees in the previous table participated in long-term incentive plans.

Chief executive base pay	£1,122,000
P25 employee base pay	£30,090
P50 employee base pay	£35,918
P75 employee base pay	£41,740
P25 employee base pay ratio	37 : 1
P50 employee base pay ratio	31 : 1
P75 employee base pay ratio	27 : 1

Methodology

We have used ‘Option B’ (based on gender pay reporting).

The P25, P50 and P75 employees were identified from the company’s gender pay report, together with the 80 employees below and above each of the ‘P’ points to form enlarged groups. This was to guard against volatility in the underlying data.

The total FTE remuneration of each employee in each of the groups was calculated for the year ended 31 March 2019.

A median total remuneration figure for each ‘P’ group was calculated, to produce a more representative result than relying on a single employee from the company’s gender pay reporting.

Relative importance of spend on pay (unaudited)

The table below shows the change in total remuneration paid to all employees and dividends paid and share buyback paid.

Area	2018/19 (£m)	2017/18 (£m)	% change
Remuneration paid to all employees	5,382	5,400	(0.3)%
Dividends/share buybacks	1,513	1,746	(13.3)%

Implementation of remuneration

policy in 2019/20 (unaudited)

Base salary

The committee considered the base salary for Simon Lowth. In line with the increases agreed for our managerial employees, we agreed a 2.5% salary increase effective in June 2019.

Philip Jansen’s base salary of £1,100,000 was agreed on appointment and is fixed for five years. Therefore no increase will be applied in 2019/20.

	2019/20
	Base salary	% change
Philip Jansen[a]	£1,100,000	0%
Simon Lowth	£735,438	2.5%

[a]	Philip was appointed as a director on 1 January 2019 and became chief executive on
1 February 2019. His base salary is fixed for five years.

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Benefits

The committee has set benefits in line with the Remuneration Policy. We propose no changes to the benefit framework for 2019/20.

Pension

The table below sets out the level of pension provision for 2019/20 for both executive directors. As a new joiner, Philip’s pension provision is in line with that of the wider management population in the UK. We will review the pension provision for existing executive directors in advance of our 2020 Remuneration Policy review.

% of salary

Philip Jansen	15% of salary in lieu of pension provision

Simon Lowth	30% of salary in lieu of pension provision

Annual bonus

The table below describes the level of bonus opportunity (expressed as a percentage of salary) for Philip Jansen and Simon Lowth in 2019/20. One third of any bonus will be deferred into shares for a period of three years.

The 2019/20 annual bonus structure and weighting is set out below.

Adjusted earnings per share, normalised free cash flow, and revenue (including transit) have a direct impact on shareholder value. Customer experience (measured through Customer Perception and Keeping Our Promises) is vital to the company’s long-term health and growth. All four of these measures are KPIs for BT and are defined on pages 30 to 31.

We do not publish details of the financial targets in advance as these are commercially confidential. We will publish achievement against these targets at the same time as we disclose bonus payments in the 2020 Directors’ Remuneration Report so shareholders can evaluate performance against those targets.

The strategic objectives are aligned to our strategy and are assessed by the chairman for the chief executive and by the chief executive for the chief financial officer and each senior executive. Performance against the strategic objectives element is assessed individually and is based on achievement against individual objectives, organisational culture and growth measures.

Incentive share plan

Recognising the need to ensure that our remuneration arrangements support the delivery of BT’s strategy under Philip’s stewardship, at the time of going to print the ISP 2019 targets had not been set by the committee. Full details of the performance measures will be disclosed in advance of the AGM in July so that shareholders have a full understanding when voting.

Chairman and non-executive director remuneration

The fees for non-executive directors were reviewed during the year. The last review of non-executive director fees was in January 2018. In accordance with the Articles of Association, the chairman and executive directors conducted the review, and considered the role and requirements of BT, together with the fees paid to non-executive directors at companies of a similar size and complexity. Following the review, it was agreed to increase the basic non-executive fee to £77,000 per year (from £75,000) from 1 June 2019. Other changes agreed as part of the review were:

•	An increase to £8,000 (from £5,000) for membership of the Digital Impact & Sustainability Committee (formerly named the Committee for Sustainable and Responsible Business) and an increase to £14,000 (from £12,000) for the Digital Impact & Sustainability Committee chair
•	An increase to £30,000 (from £28,000) for the Remuneration Committee chair
•	A fee of £8,000 for membership of the Investigatory Powers Governance Committee
•	An increase to £5,000 (from £4,000) for the fee paid per trip to those non-executive directors travelling on an intercontinental basis to Board and board committee meetings.

These increases reflect the responsibilities of the roles and ensures we remain competitive in the marketplace and are able to recruit directors with international telecoms experience where required.

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Financial statements

Additional information

The BT Pensions and Technology Committees were disbanded on 3 April 2019. See page 67 for further detail.

The table below sets out the fees for membership of, or chairing a board committee (including the changes agreed during the year):

Committee	Chair’s fee	Member’s fee

Audit & Risk	£35,000	£25,000

BT Compliance[a]	£25,000	£12,000

Digital Impact & Sustainability	£14,000	£8,000

Investigatory Powers Governance	n/ab	£8,000

Nominations	n/ab	£10,000

Remuneration	£30,000	£15,000

[a]	A sub-committee of the Audit & Risk Committee.
[b]	Where the chairman or chief executive acts as chair of a board committee, no additional committee chair fee is payable.

The senior independent director receives an additional fee of £27,000 a year for that position.

No element of non-executive director remuneration is performance-related. Non-executive directors do not participate in BT’s bonus or employee share plans and are not members of any of the company pension schemes.

No review of the chairman’s fee was undertaken. The committee agreed a five year fixed fee of £700,000 per year, on Jan du Plessis’s appointment as chairman in November 2017.

Other remuneration matters

Advisers

During the year, the committee received independent advice on executive remuneration matters from Deloitte LLP. Deloitte received £204,295 in fees for these services. The fees are charged on a time-spent basis in delivering advice. That advice materially assisted the committee in their consideration of matters relating to executive remuneration.

Deloitte is a founder member of the Remuneration Consultants Group and as such, voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK. The committee appointed Deloitte to the role of independent advisers to the committee in 2012 following a competitive tender exercise conducted by the committee.

The committee is comfortable that the Deloitte engagement partner and team, who provide remuneration advice to the committee, have no connections with BT that may impair their independence or objectivity.

In addition, during 2018/19, Deloitte provided the company with advice on corporate and indirect taxes, assistance with regulatory, risk and compliance issues and additional consultancy services.

Dilution

For a number of years we generally used treasury shares to satisfy the exercise of share options and the vesting of share awards under our employee share plans. We intend to use both treasury shares and shares purchased by the BT Group Employee Share Ownership Trust (the Trust) for share option exercises, and shares purchased by the Trust for the vesting of executive share awards in 2019/20. Shares held in the Trust do not have any voting rights.

At the end of 2018/19, shares equivalent to 2.83% (2017/18: 1.76%) of the issued share capital (excluding treasury shares) would be required for all share options and awards outstanding.

Of these, we estimate that for 2019/20, shares equivalent to approximately 0.39% (2018/19: 0.28%) of the issued share capital

(excluding treasury shares) will be required for the all-employee share plans.

Outside appointments

The Nominations Committee determines the policy for, considers, and if thought fit agrees the taking up of external directorships and other external interests by members of the Executive Committee, and other senior direct reports to the chief executive. In accordance with the new Code for the financial year 2019/20 onwards, directors must seek prior approval of the Board before accepting additional external appointments.

Gavin Patterson is a non-executive director of British Airways for which he receives an annual fee of £50,000 and the benefit of free BA flights.

Voting at the 2018 Annual General Meeting

The table below sets out the votes cast in respect of the Annual Remuneration Report at the Annual General Meeting held on 11 July 2018.

	Votes cast in
	favour	%	Votes cast against	%
Approve Annual Remuneration Report	4,419,598,193	65.84	2,292,952,264	34.16

235,781,388 votes were withheld against approving the Annual Remuneration Report. Withheld votes are not counted when calculating voting outcomes. We set out details of our response in the remuneration committee chair’s letter on pages 73 to 75.

Committee evaluation 2018/19

We carried out an internal evaluation led by the chairman and company secretary. This entailed questionnaires completed by committee members and attendees; the output of which was discussed and debated by the committee.

Key area of focus	Suggested actions
Incentive and reward structure	• Review the structure of executive incentives and reward, in the context of the strategy refresh and the new chief executive’s priorities.
Target setting	• Ensure that when setting targets they are appropriately stretching.

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Annual remuneration report continued

Independent non-executive directors’ letters of appointment

Each independent non-executive director has an appointment letter setting out the terms of his or her appointment. They do not have service contracts. The letter includes membership of any board committees, the fees to be paid and the time commitment expected. We ask each non-executive director to allow a minimum commitment of 22 days each year, subject to committee responsibilities, and to allow slightly more in the first year in order to take part in the induction programme. The actual time commitment required in any year may vary depending on business. We make clear that additional time may be required during periods of increased activity.

Appointments are for an initial period of three years. During that period, either party can give the other at least three months’ notice of termination. All Board appointments automatically terminate in the event of a director not being elected or re-elected by shareholders at the Annual General Meeting. The appointment of a non-executive director is terminable on notice by the company without compensation. At the end of the period, the appointment may be continued by mutual agreement. The appointment letter also covers matters such as confidentiality, data protection and BT’s share dealing code.

See below for further details of appointment arrangements for independent non-executive directors.

Tim Höttges was appointed as a non-independent, non-executive director in January 2016 following Deutsche Telekom’s nomination, and his appointment letter reflects the terms of the Relationship

Agreement between BT and Deutsche Telekom.

Directors’ service agreements and letters of appointment

The following table sets out the dates on which directors’ service agreements/initial letters of appointment commenced and the current expiry dates:

Chairman and executive directors
	Commencement date	Expiry date of current service agreement or letter of appointment
Jan du Plessis	1 June 2017	Terminable by the company on 12 months’ notice and by the director on six months’ notice.
Philip Jansen	1 January 2019	Terminable by the company on 12 months’ notice and by the director on six months’ notice.
Simon Lowth	6 July 2016	Terminable by the company on 12 months’ notice and by the director on six months’ notice.
Non-executive directors
	Commencement date	Expiry date of current service agreement or letter of appointment
Iain Conn	1 June 2014	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in May 2017.
Tim Höttges	29 January 2016	Appointed as a non-independent, non-executive director under the terms of the Relationship Agreement between BT and Deutsche Telekom. The appointment is terminable immediately by either party.
Isabel Hudson	1 November 2014	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in October 2017.
Mike Inglis	1 September 2015	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in August 2018.
Matthew Key	25 October 2018	Letter of appointment is for an initial period of three years.
Allison Kirkby	15 March 2019	Letter of appointment is for an initial period of three years.
Nick Rose	1 January 2011	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in December 2016 following extension in 2013.
Jasmine Whitbread	19 January 2011	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in December 2016 following extension in 2013.

There are no other service agreements, letters of appointment or material contracts, existing or proposed, between the company and any of the directors. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which any director or executive officer was selected to serve. There are no family relationships between the directors.

Inspection by the public

The service agreements and letters of appointment are available for inspection by the public at BT’s registered office. They will also be available for inspection commencing one hour prior to the start of our AGM, to be held in London on 10 July 2019.

Nick Rose

Chair of the Remuneration Committee

8 May 2019

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Financial statements

Additional information

Remuneration policy

The directors’ remuneration policy (the ‘Policy’) which was approved by shareholders at the AGM on 12 July 2017 in accordance with section 439A of the Companies Act 2006, can be found online at bt.com/downloadcentre

Legacy matters

The committee reserves the right to make any remuneration payments and/or payments for loss of office (including exercising any discretions available to it in connection with such payments) notwithstanding that they are not in line with the Policy where the terms of the payment were agreed (i) before the AGM in 2014 (the date the company’s first shareholder-approved directors’ remuneration policy came into effect); (ii) before this Policy came into effect, provided that the terms of the payment were consistent with the shareholder-approved directors’ remuneration policy in force at the time they were agreed; or (iii) at a time when the relevant individual was not a director of the company and, in the opinion of the committee, the payment was not in consideration for the individual becoming a director of the company. For these purposes “payments” includes the committee satisfying awards of variable remuneration and, in relation to an award over shares, the terms of the payment are “agreed” at the time the award is granted. Any legacy payments would be disclosed in the Annual Remuneration Report for the relevant year.

Minor amendments

The committee may make minor amendments to the arrangements for the directors as described in the Policy, for regulatory, exchange control, tax or administrative purposes, or to take account of a change in legislation.

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Directors’ information

Statement of directors’ responsibilities in respect of the annual report and the financial statements

The directors are responsible for preparing the Annual Report and the Group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and parent company financial statements for each financial year. Under that law they are required to prepare the Group financial statements in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by the EU) and applicable law and have elected to prepare the parent company financial statements on the same basis.

Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and parent company and of their profit or loss for that period. In preparing each of the Group and parent company financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently

•	make judgements and estimates that are reasonable, relevant and reliable

•	state whether they have been prepared in accordance with IFRSs as adopted by the EU

•	assess the Group and parent company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern

•	use the going concern basis of accounting unless they either intend to liquidate the Group or the parent company or to cease operations, or have no realistic alternative but to do so.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the parent company’s transactions and disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 2006 (the 2006 Act). They are responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Strategic Report, Directors’ Report, Directors’ Remuneration Report and Corporate Governance Statement that complies with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Responsibility statement of the directors in respect of the annual financial report

We confirm that to the best of our knowledge:

•	the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole

•	the strategic report includes a fair review of the development and performance of the business and the position of the issuer and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

We consider the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the group’s position and performance, business model and strategy.

Critical accounting estimates, key judgements and significant accounting policies

Our critical accounting estimates, key judgements and significant accounting policies conform with IFRSs, as adopted by the European Union and IFRSs issued by IASB, and are set out on pages 120 and 121 of the consolidated financial statements. The directors have reviewed these policies and applicable estimation techniques, and have confirmed they are appropriate for the preparation of the 2018/19 consolidated financial statements.

Disclosure of information to auditors

As far as each of the directors is aware, there is no relevant audit information (as defined by section 418(3) of the 2006 Act) that hasn’t been disclosed to the auditors. Each of the directors believes that all steps have been taken that ought to have been taken to make them aware of any relevant audit information and to establish that the auditors have been made aware of that information.

Going concern

The Strategic report on pages 1 to 54 includes information on the group structure, strategy and business model, the performance of each customer-facing unit, the impact of regulation and competition, and principal risks and uncertainties. The Group performance section on pages 34 to 41 includes information on our group financial results, financial outlook, cash flow and net debt, and balance sheet position. Notes 23, 24, 25 and 27 of the consolidated financial statements include information on the group’s investments, cash and cash equivalents, borrowings, derivatives, financial risk management objectives, hedging policies and exposure to interest, foreign exchange, credit, liquidity and market risks.

In line with IAS 1 ‘Presentation of financial statements’, and revised FRC guidance on ‘risk management, internal control and related financial and business reporting’, management has taken into account all available information about the future for a period of at least, but not limited to, 12 months from the date of approval of the financial statements when assessing the group’s ability to continue as a going concern.

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Additional information

The directors carried out a robust assessment of the principal risks affecting the group, including any that could threaten our business model, future performance, insolvency or liquidity. Details of those risks and how we manage and mitigate them are set out in Our principal risks and uncertainties on pages 46 to 53.

Having assessed the principal risks, the directors considered it appropriate to adopt the going concern basis of accounting when preparing the financial statements. This assessment covers the period to May 2020, which is consistent with the FRC guidance.

Independent advice

The Board has a procedure that allows directors to seek independent professional advice at BT’s expense.

All directors also have access to the advice and services of the company secretary.

Directors’ and officers’ liability insurance and indemnity

For some years, BT has bought insurance cover for directors, officers and employees in positions of managerial supervision of BT Group plc and its subsidiaries. This is intended to protect against defence costs, civil damages and, in some circumstances, civil fines and penalties following an action brought against them in their personal capacity. The policy also covers individuals serving as directors of other companies or of joint ventures, or on boards of trade associations or charitable organisations at BT’s request. The insurance protects the directors and officers directly in circumstances where, by law, BT cannot provide an indemnity. It also provides BT, subject to a retention, with cover against the cost of indemnifying a director or officer. One layer of insurance is ring-fenced for the directors of BT Group plc.

As at 8 May 2019, and throughout 2018/19, the company’s wholly-owned subsidiary, British Telecommunications plc, has provided an indemnity for a group of people similar to the group covered by the above insurance. Neither the insurance nor the indemnity provides cover where the individual is proven to have acted fraudulently or dishonestly.

Interest of management in certain transactions

During and at the end of 2018/19, none of BT’s directors were materially interested in any material transaction in relation to the group’s business. None are materially interested in any currently proposed material transactions.

As set out below, Tim Höttges is a member of the Board as well as the CEO of Deutsche Telekom.

Power to authorise conflicts

All directors have a duty under the 2006 Act to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company. The company’s Articles of Association include provisions for dealing with directors’ conflicts of interest in accordance with the 2006 Act. The company has procedures in place, which it follows, to deal with such situations. These require the Board to:

•	consider each conflict situation separately on its particular facts

•	consider the conflict situation in conjunction with its other duties under the 2006 Act

•	keep records and board minutes on any authorisations granted by directors and the scope of any approvals given

•	regularly review conflict authorisation.

We also have a Conflicted Matters Committee. Tim Höttges owes duties to both BT and Deutsche Telekom, and the Conflicted Matters Committee helps Tim comply with his fiduciary duties, although ultimate responsibility rests with him.

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General information

US regulation

New York Stock Exchange

As a foreign issuer with American Depositary Shares listed on the New York Stock Exchange (NYSE), BT is obliged to disclose any significant ways in which its corporate governance practices differ from the corporate governance listing standards of the NYSE.

We have reviewed the NYSE listing standards and believe that our corporate governance practices are consistent with them, with the following exceptions which do not meet the strict requirements in the standards.

The NYSE listing standards state that companies must have a nominating/corporate governance committee composed entirely of independent directors and with written terms of reference which, in addition to identifying individuals qualified to become board members, develops and recommends to the Board a set of corporate governance principles applicable to the company.

We have a Nominations Committee (see Nominations Committee chair’s report on pages 66 to 68). The Nominations Committee’s terms of reference were amended in 2019 such that it will not ‘‘develop and recommend to the Board a set of corporate governance guidelines applicable to the corporation’’. These duties will be discharged by the Board, in compliance with the rules and regulations of BT’s home country of England & Wales. This is, however, a technical non-compliance with the NYSE listing standards. The Nominations Committee is chaired by BT’s chairman, Jan du Plessis who is not considered independent under the NYSE listing standards. Tim Höttges, our non-independent, non-executive director, joined the committee on 1 May 2018. The Board and the Nominations Committee are made up of a majority of independent non-executive directors.

The US Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), the US Securities and Exchange Commission (SEC) and the NYSE listing standards all require companies to comply with certain provisions relating to their audit committee. These include the independence of audit committee members and procedures for the treatment of complaints regarding accounting or auditing matters. We comply fully with these requirements.

US Sarbanes-Oxley Act of 2002

BT has securities registered with the SEC. As a result, we must comply with those provisions of the Sarbanes-Oxley Act which apply to foreign issuers. We comply with the legal and regulatory requirements introduced under the Sarbanes-Oxley Act, in so far as they apply.

The Audit & Risk Committee includes Nick Rose, Allison Kirkby and Matthew Key who, in the opinion of the Board, are ‘audit committee financial experts’ and are independent (as defined for this purpose). The Board considers that the committee’s members have broad commercial knowledge and extensive business leadership experience, having held between them various prior roles in major business, financial management, and financial function supervision and that this constitutes a broad and suitable mix of business and financial experience on the committee.

The code of ethics we have adopted for the purposes of the Sarbanes-Oxley Act applies to the chief executive, chief financial officer and senior finance managers.

Controls and procedures

Prior year material weakness

Background to the prior year material weakness in relation to the calculation of our IAS19 accounting valuation of retirement benefit obligations

In July 2018, we announced that we had been alerted to an error made by our independent external actuary in the actuary’s calculation of our IAS 19 accounting valuation of retirement benefit obligations at 31 March 2018. Our independent external actuary is employed as an expert to calculate the IAS 19 accounting valuation on behalf of management. The error resulted from the incorrect application of changes to demographic assumptions and led to an increase in our net pension deficit of £0.4bn at 31 March 2018. Management determined that the error was material with respect to our group statement of comprehensive income and required the group to restate its previously issued consolidated financial statements for the year ended 31 March 2018. The group restated its comparative balance sheet and statement of comprehensive income in the next published financial report at Q2 2018/19. The restated figures can also be found on page 119. Also, in accordance with US financial reporting requirements, we filed restated financial statements as amendment 2 to our Form 20-F for the year ended 31 March 2018 on 20 September 2018.

We reassessed the effectiveness of the company’s internal control over financial reporting as of 31 March 2018 following the identification of this error. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis.

Management determined that, whilst there was a failure in the operation of controls at our independent external actuary (acting on behalf of management as an expert), our monitoring control did not identify the failure.

This monitoring control failure resulted in a material misstatement of the account balances and disclosures relating to our retirement benefit obligations in our annual consolidated financial statements that was not prevented or detected. Accordingly, management determined that this control deficiency constituted a material weakness which was reported in the amendment 2 to our 20-F for the year ended 31 March 2018.

Remediation of material weakness in relation to the calculation of our IAS19 accounting valuation of retirement benefit obligations

During the year, management has undertaken a number of actions to strengthen our internal control over our oversight procedures in respect of this and have enhanced controls in operation as of 31 March 2019, which will continue to operate going forwards. Specifically:

•	obtaining independent confirmation of the operation of controls within our independent external actuary

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•	increased provision of documentation from our independent external actuary to allow us to verify changes to data and demographic assumptions

•	the certification to us of independent checks of changes to non-financial assumptions performed within our independent external actuary

•	utilising this additional information to enhance and remediate our monitoring control.

These enhanced controls operated as of 31 March 2019 and management has concluded the previously reported material weakness has been appropriately remediated.

Management’s report on internal control over financial reporting as of 31 March 2019

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of 31 March 2019 based on the criteria established in “Internal Control – Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

While we are satisfied that we have remediated the material weakness reported in 2018 in respect of our IAS19 accounting valuation of retirement benefit obligations, described above, management has concluded that our internal control over financial reporting was not effective as of 31 March 2019 due to the material weaknesses in relation to IT General Controls and Risk Assessment, described below.

In 2018/19 management undertook a continuous improvement and enhancement programme in relation to its framework of internal control over financial reporting. This programme identified two areas requiring remediation, specifically, IT General Controls and Risk Assessment.

Although this did not result in any identified misstatements in the current period consolidated financial statements, nor in any restatements of consolidated financial statements previously reported by the company, and there are no changes to previously released financial results as a result of these matters, it created a reasonable possibility that a material misstatement would not have been prevented or detected on a timely basis during the year ended 31 March 2019.

While management has commenced the implementation of its remediation plans, these material weaknesses existed as of 31 March 2019.

Material weaknesses in IT General Controls and Risk Assessment Background to IT General Controls

We did not design and maintain effective controls over certain information systems that are relevant to the preparation of our consolidated financial statements, principally including the following deficiencies:

•	During the year, additional IT applications were brought into the scope of management’s framework of internal control over financial reporting. These additional IT applications were not identified for inclusion in the scope of management’s framework of internal control over financial reporting by our risk assessment procedures with sufficient time to allow the IT General Controls supporting these additional applications to operate in accordance with COSO 2013.

•	Within EE, SAP privileged user access was granted for short periods of time during the year ended 31 March 2019 related to development activity but logs of activity free from potential manipulation by these users were not retained and changes implemented by privileged users were not directly monitored.

•	While management have a process in place to approve changes to IT dependent business process controls, this process did not ensure that all changes during the year ended 31 March 2019 received an appropriate level of approval testing.

Other deficiencies that management has identified in relation to IT General Controls include: the strength of passwords in legacy systems and an inappropriate policy related to the timely removal of application access for leavers.

Although these control deficiencies did not result in a misstatement in our consolidated financial statements the pervasive nature of these IT General Control deficiencies across our significant classes of transactions, including the consequential potential impact on automated controls and dependent manual business controls, has led management to conclude that a reasonable possibility of a material misstatement related to these IT General Controls existed as of 31 March 2019. While remediation activities related to the above IT General Control deficiencies commenced during the year ended 31 March 2019, management concluded that these were not fully remediated as of 31 March 2019.

Background to Risk Assessment

Secondly, we identified aspects of our risk assessment processes requiring remediation. Specifically:

•	Management have not appropriately addressed the risks of material misstatement associated with certain outsourced service organisations, including pension asset valuation services and a significant IT outsourced provider.

•	Exceptions were noted during our enhancement programme and subsequent management testing that indicated that certain ‘Information Produced by the Entity’ (being information presented in reports used in the operation of a control) was not itself subject to sufficient controls to ensure that such information was complete and accurate.

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General information continued

•	Additionally, we identified sub-processes with inadequate identification and linkage between risk points and their related controls including management review controls.

Although these control deficiencies did not result in a misstatement in our consolidated financial statements, as a result of the potentially pervasive impact of these deficiencies on our financial statement accounts, we have concluded that there is a reasonable possibility of material misstatements arising. While remediation activities related to the above issues commenced during the year ended 31 March 2019, management concluded that these issues were not remediated as of 31 March 2019.

Audit of the effectiveness of internal control over financial reporting

Our independent registered public accounting firm, KPMG LLP, who audited the consolidated financial statements included within the Form 20-F, has expressed an adverse report on the design and operating effectiveness of our internal control over financial reporting, as stated in their report as of 31 March 2019, which is included within the Form 20-F.

Changes in internal control over financial reporting

Changes in our internal control over financial reporting that occurred during 2018/19, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting are described above under Remediation of material weakness in relation to the calculation of our IAS19 accounting valuation of retirement benefit obligations, on page 94, and in relation to the material weaknesses described under Material weaknesses in IT General Controls and Risk Assessment and related remediation thereof as described therein. To the extent not yet implemented, other changes described under Remediation of IT General Controls and Remediation of Risk Assessment are expected to impact our internal control over financial reporting during 2019/2020.

Disclosure controls and procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934 (Exchange Act), and the rules and regulations thereunder, is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our chief executive and chief financial officer to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognises that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgement and makes assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

We have evaluated the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our chief executive and chief financial officer concluded that, as a result of the material weaknesses in relation to IT General Controls and Risk Assessment described above, as of 31 March 2019, our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or furnish under the Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the applicable rules and forms.

Remediation of the Material weaknesses in IT General Controls and Risk Assessment

Remediation of IT General Controls

A programme has been operating since the beginning of the fourth quarter of 2018/19 to implement controls over the additionally identified applications to the required standard. We have detailed remediation plans for the other specific items identified which we intend to complete in our financial year 2019/20.

Remediation of Risk Assessment

A programme has been operating since the beginning of the fourth quarter of 2018/19 to document the mapping of risks in outsourced service organisations, to support the identification and testing of the completeness and accuracy of certain Information Produced by the Entity and to continue to document the identification and linkage between risk points and their related controls. It is intended that this will be completed in our financial year 2019/20.

UK internal control and risk management

The Board is responsible for the group’s systems of internal control, risk management and assurance and for reviewing the effectiveness of those systems each year. These systems are designed to manage, rather than eliminate, risks we face that may prevent us achieving our business objectives; any system can provide only reasonable, and not absolute, assurance against material misstatement or loss.

For details of our assessment of our internal controls for the purposes of the Sarbanes-Oxley Act, see US Regulation on page 94. The Board also takes account of significant social, environmental and ethical matters that relate to BT’s businesses, and reviews BT’s corporate responsibility policy every year. We describe our workplace practices, specific environmental, social and ethical risks and opportunities, and details of underlying governance processes on pages 1 to 54 in the Strategic report.

We have enterprise-wide risk management processes for identifying, evaluating and managing the principal risks faced by the group. These processes have been in place throughout the year and have continued up to the date on which this document was approved. The processes are in accordance with the FRC guidance on risk management, internal control and related financial and business reporting.

Risk assessment and evaluation are an integral part of BT’s annual strategic review cycle. We have a detailed risk management process which identifies the key risks facing the group, our customer-facing units and Technology.

The key features of our enterprise-wide risk management and internal control process (covering financial, operational and compliance controls) are as follows:

•	senior executives collectively review the group’s key risks, and have created a Group Risk Register describing the risks, their owners and associated mitigation strategies. The Group Risk

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Panel and the Executive Committee reviews this before it’s reviewed and approved by the Board

•	our customer-facing units and Technology carry out risk assessments of their operations, create risk registers relating to those operations and ensure that the key risks are addressed

•	senior executives with responsibility for major group operations report quarterly on their opinion on the effectiveness of the operation of internal controls in their areas of responsibility

•	the group’s internal auditors carry out ongoing assessments of the quality of risk management and control, report to management and the Audit & Risk Committee on the status of specific areas identified for improvement, and promote effective risk management in customer-facing units and Technology

•	the Audit & Risk Committee, on behalf of the Board, considers the effectiveness of the group’s internal control procedures during the financial year. It reviews reports from the internal and external auditors, and reports its conclusions to the Board. The Audit & Risk Committee has carried out these actions for 2018/19

•	the Audit & Risk Committee, on behalf of the Board, reviews the effectiveness of risk management arrangements across the group. In support of this, the chief executive and the CEOs of each customer-facing unit and Technology or their delegates hold an annual review meeting.

We have not included joint ventures and associates, which BT does not control, as part of the group risk management process. Third parties we enter into joint ventures with are responsible for their own internal control assessment.

We have set out our significant accounting policies on pages 120 to 121. The consistent application of those policies is subject to ongoing verification through management review and independent review by internal and external auditors.

The processes supporting the preparation and consolidation of the financial statements have been documented and are subject to annual verification through the programme of testing completed by our internal auditors. This serves to confirm the operation of internal controls over financial reporting, as well as compliance with the Sarbanes-Oxley Act. The Audit & Risk Committee reviews BT’s published financial results, related disclosures and accounting judgements. The committee’s activities for 2018/19 are set out on pages 69 to 72.

Capital management and funding policy

The objective of our capital management policy is to target an overall level of debt consistent with our credit rating objectives, while investing in the business, supporting the pension fund and paying dividends.

The Board reviews the group’s capital structure regularly. Management proposes actions which reflect the group’s investment plans and risk characteristics, as well as the macro-economic conditions in which we operate.

Our funding policy is to raise and invest funds centrally to meet the group’s anticipated requirements. We use a combination of capital market bond issuance, commercial paper borrowing and committed borrowing facilities to fund the group. When issuing debt, in order to avoid refinancing risk, group treasury will take into consideration the maturity profile of the group’s debt portfolio as well as forecast cash flows.

See note 27 to the consolidated financial statements for details of our treasury policy.

Financial instruments

Details of the group’s financial risk management objectives, policies of the group and exposure to interest risk, credit risk, liquidity risk and foreign exchange are given in note 27 to the consolidated financial statements.

Credit risk management policy

We take proactive steps to minimise the impact of adverse market conditions on our financial instruments. In managing investments and derivative financial instruments, the group’s central treasury function monitors the credit quality across treasury counterparties and actively manages any exposures that arise. Management within the business units also actively monitors any exposures arising from trading balances.

Off-balance sheet arrangements

Other than the financial commitments and contingent liabilities disclosed in note 30 to the consolidated financial statements, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on:

•	our financial condition

•	changes in financial condition

•	revenues or expenses

•	results of operations

•	liquidity

•	capital expenditure

•	capital resources.

Legal proceedings

The group is involved in various legal proceedings, including actual or threatened litigation and government or regulatory investigations. For further details of legal and regulatory proceedings to which the group is party please see note 30 to the consolidated financial statements on pages 171 to 172.

Apart from the information disclosed in note 30 to the consolidated financial statements, the group does not currently believe that there are any legal proceedings, government or regulatory investigations that may have a material adverse impact on the operations or financial condition of the group. In respect of each of the claims described in note 30, the nature and progression of such proceedings and investigations can make it difficult to predict the impact they will have on the group. Many factors prevent us from making these assessments with certainty, including that the proceedings or investigations are in early stages, no damages or remedies have been specified, and/or the frequently slow pace of litigation.

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General information continued

Other information - Listing Rules

For the purposes of LR 9.8.4CR, the information required to be disclosed by LR 9.8.4R is on the following pages:

Section Information	Page
(1) Interest capitalised	Not material for the group
(2) Publication of unaudited financial information	Not applicable
(4) Details of unusual long-term incentive schemes	86
(5) Waiver of emoluments by a director	Not applicable
(6) Waiver of future emoluments by a director	Not applicable
(7) Non pre-emptive issues of equity for cash	Not applicable
(8) Non pre-emptive issue by a major subsidiary undertaking	Not applicable
(9) Parent participation in a placing by a listed subsidiary	Not applicable
(10) Contracts of significance involving a director or controlling shareholder	Not applicable
(11) Provision of services by a controlling shareholder	Not applicable
(12) Shareholder waiver of dividends	See below
(13) Shareholder waiver of future dividends	See below
(14) Agreements with controlling shareholders	Not applicable

In respect of LR 9.8.4R (12) and (13), the Trustee of the BT Group Employee Share Ownership Trust agrees to waive dividends payable on the BT shares it holds for satisfying awards under various BT executive share plans. Under the rules of these share plans, the dividends are reinvested in BT shares that are added to the relevant share awards.

Other statutory information – Companies Act 2006

Certain provisions of the 2006 Act require us to make additional disclosures. These are described on the pages listed below:

Information	Page
Structure of BT’s share capital (including the rights and obligations attaching to the shares)	113 and 98 to 99
Restrictions on the transfer of BT shares and voting rights	98 to 99
Significant direct or indirect shareholdings	65
Appointment and replacement of directors	63, 90 and 98
Significant agreements to which BT Group plc is a party that take effect, alter or terminate upon a change of control following a takeover	Not applicable
Branches	177 to 184

The following disclosures are not covered elsewhere in this Annual Report:

•	BT has two employee share ownership trusts that hold BT shares for satisfying awards under our various employee share plans. The Trustee of the BT Group Employee Share Investment Plan may invite participants, on whose behalf it holds shares, to direct it how to vote in respect of those shares. If there is an offer for the shares or other transaction that would lead to a change of control of BT, participants may direct the Trustee to accept the offer or agree to the transaction. In respect of shares held in the BT Group Employee Share Ownership Trust, the Trustee abstains from voting those shares

•	if there is an offer for the shares, the Trustee does not have to accept or reject the offer but will have regard to the interests of the participants, may consult them to obtain their views on the offer, and may otherwise take any action with respect to the offer it thinks fair

•	no person holds securities carrying special rights with regard to control of the company

•	the registrars must receive proxy appointment and voting instructions not less than 48 hours before a general meeting (see also pages 98 and 99)

•	any amendment of BT’s Articles of Association requires shareholder approval in accordance with applicable legislation

•	the powers of BT directors are determined by UK legislation and the Articles of Association. The directors are authorised to issue and allot shares, and to undertake purchases of BT shares subject to shareholder approval at the AGM

•	we have no agreements with directors providing for compensation for loss of office or employment as a result of a takeover. Similarly, there is no provision for this in our standard employee contracts

•	we are not aware of any agreements between shareholders that may result in restrictions on the transfer of shares or on voting rights.

Articles of Association

The company’s current Articles of Association were adopted pursuant to a resolution passed at the Annual General Meeting of the company held on 15 July 2015 and contain, amongst others, provisions on the rights and obligations attaching to the company’s shares. The Articles of Association may only be amended by special resolution at a general meeting of the shareholders.

Directors’ appointment and retirement

The company’s Articles of Association regulate the appointment and removal of directors, as does the 2006 Act and related legislation. The Board and shareholders (by ordinary resolution) may appoint a person who is willing to be elected as a director, either to fill a vacancy or as an additional director. At every annual general meeting, all directors must automatically retire. A retiring director is eligible for re-election. In addition to any power of removal under the 2006 Act, the shareholders can pass an ordinary resolution to remove a director.

Share rights

(a)   Voting rights

Subject to the restrictions described below, on a show of hands, every shareholder present in person or by proxy at any general meeting has one vote and, on a poll, every shareholder present in person or by proxy has one vote for each share which they hold.

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Governance

Financial statements

Additional information

Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by at least five shareholders at the meeting who are entitled to vote (or their proxies), or by one or more shareholders at the meeting who are entitled to vote (or their proxies) and who have, between them, at least 10% of the total votes of all shareholders who have the right to vote at the meeting.

No person is, unless the Board decides otherwise, entitled to attend or vote at any general meeting or to exercise any other right conferred by being a shareholder if they or any person appearing to be interested in those shares has been sent a notice under section 793 of the 2006 Act (which confers upon public companies the power to require information with respect to interests in their voting shares) and they or any interested person has failed to supply the company the information requested within 14 days after delivery of that notice. These restrictions end seven days after the earlier of the date the shareholder complies with the request satisfactorily or the company receives notice that there has been an approved transfer of the shares.

(b)    Variation of rights

Whenever the share capital of the company is split into different classes of shares, the special rights attached to any of those classes can be varied or withdrawn either: (i) with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class; or (ii) with the consent in writing of the holders of at least 75% in nominal value of the issued shares of that class. The company can issue new shares and attach any rights and restrictions to them, as long as this is not restricted by special rights previously given to holders of any existing shares. Subject to this, the rights of new shares can take priority over the rights of existing shares, or existing shares can take priority over them, or the new shares and the existing shares can rank equally.

(c)    Changes in capital

The company may by ordinary resolution: (i) divide all or any of its share capital into shares with a smaller nominal value; and (ii) consolidate and divide all or part of its share capital into shares of a larger nominal value. The company may also: (i) buy back its own shares; and (ii) by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

Transfer of shares

Certificated shares of the company may be transferred in writing either by an instrument of transfer in the usual standard form or in another form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer. The person making the transfer will be treated as continuing to be the holder of the shares transferred until the name of the person to whom the shares are being transferred is entered in the register of members of the company. The Board may refuse to register any transfer of any share held in certificated form: (i) which is in favour of more than four joint holders; or (ii) unless the transfer form to be registered is properly stamped to show payment of any applicable stamp duty and delivered to the company’s registered office or any other place the Board decide. The transfer must have with it: any other evidence which the Board asks for to prove that the person wanting to make the transfer is entitled to do this; and if the transfer form is executed by another person on behalf of the person making the transfer, evidence of the authority of that person to do so. Transfers of uncertificated shares must be carried out using a relevant system (as defined in the Uncertificated Securities Regulations 2001 (the Regulations)). The Board can refuse to register a transfer of an uncertificated share in the circumstances stated in the Regulations. If the Board decides not to register a transfer of a share, the Board must notify the person to whom that share was to be transferred giving reasons for its decision. This must be done as soon as possible and no later than two months after the company receives the transfer or instruction from the operator of the relevant system.

Political donations

Our policy is that no company in the group will make contributions in cash or in kind to any political party, whether by gift or loan. However, the definition of political donations used in the 2006 Act is very much broader than the sense in which these words are ordinarily used. For example, it could cover making members of parliament and others in the political world aware of key industry issues and matters affecting the company, enhancing their understanding of BT.

The authority for political donations requested at the AGM is not intended to change this policy. It will, however, ensure that the group continues to act within the provisions of the 2006 Act requiring companies to obtain shareholder authority before they make donations to EU political parties and/or political organisations as defined in the 2006 Act. During 2018/19, the company’s wholly owned subsidiary, British Telecommunications plc, paid the costs of attending corporate days of (i) the Conservative party conference; (ii) the Labour party conference; and (iii) the Scottish National party conference. These costs totalled £4,616 (2017/18: £3,829). No company in the BT Group made any loans to any political party.

Cross reference to the Strategic report

In line with the 2006 Act, we have chosen to include the following information in the Strategic report (required by law to be included in the Report of the Directors):

•	The final dividend proposed by the Board (page 13)

•	An indication of likely future developments in the business of the company (see the Strategic report on pages 1 to 54)

•	An indication of our R&D activities (pages 12 and 19)

•	Information about our people (pages 22 to 24)

•	Information about greenhouse gas emissions (pages 26 and 27).

By order of the Board

Rachel Canham

Company Secretary & General Counsel, Governance

8 May 2019

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Detailed analysis of our statutory accounts, independently audited and providing in-depth disclosure on the financial performance and position of the group.	Financial statements
	Independent auditors’ report	101
	Group income statement	110
	Group statement of comprehensive income	111
	Group balance sheet	112
	Group statement of changes in equity	113
	Group cash flow statement	114
	Notes to the consolidated financial statements
	Basis of preparation	115
	Prior year restatement and opening balance adjustments	118
	Critical accounting estimates and key judgements	120
	Significant accounting policies that apply to the overall financial statements	120
	Segment information	122
	Revenue	125
	Operating costs	128
	Employees	129
	Audit, audit related and other non-audit services	130
	Specific items	130
	Taxation	132

	Earnings per share	135

	Dividends	135

	Intangible assets	136

	Property, plant and equipment	138

	Programme rights	141

	Trade and other receivables	141

	Trade and other payables	143

	Provisions	143

	Retirement benefit plans	145

	Own shares	155

	Share-based payments	155

	Investments	157

	Cash and cash equivalents	159

	Loans and other borrowings	159

	Finance expense	163

	Financial instruments and risk management	163

	Other reserves	170

	Related party transactions	171

	Financial commitments and contingent liabilities	171

	Financial statements of BT Group plc	173
	Related undertakings	177

	Additional information	185

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Financial statements

Additional information

Independent auditors’ report to the members of BT Group plc
Report on the audit of the financial statements

1 Our opinion is unmodified

We have audited the financial statements of BT Group plc (“the Company”) for the year ended 31 March 2019 which comprise the group income statement, the group statement of comprehensive income, group balance sheet, group statement of changes in equity, group cash flow statement, company balance sheet, company statement of changes in equity, and the related notes, including the accounting policies in note 1.

In our opinion:

•	the financial statements give a true and fair view of the state of the Group’s and of the parent Company’s affairs as at 31 March 2019 and of the Group’s profit for the year then ended;

•	the Group financial statements have been properly prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by the EU);

•	the parent Company financial statements have been properly prepared in accordance with UK accounting standards, including FRS 101 Reduced Disclosure Framework; and

•	the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation.

Additional opinion in relation to IFRSs as issued by the IASB

As explained in the note to the Group financial statements, the Group, in addition to complying with its legal obligation to apply IFRSs as adopted by the EU, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).

In our opinion, the Group financial statements have been properly prepared in accordance with IFRSs as issued by the IASB.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (“ISAs (UK)”) and applicable law. Our responsibilities are described below. We believe that the audit evidence we have obtained is a sufficient and appropriate basis for our opinion. Our audit opinion is consistent with our report to the audit committee.

We were first appointed as auditor by the shareholders on 11 July 2018. The financial year ended 31 March 2019 is our first year as auditor. We have fulfilled our ethical responsibilities under, and we remain independent of the Group in accordance with, UK ethical requirements including the FRC Ethical Standard as applied to listed public interest entities. No non-audit services prohibited by that standard were provided.

Overview

Materiality: Group financial statements as a whole
£115m 4.3% of profit before tax
Coverage
97% group profit before tax
Key audit matters

• Valuation of pension scheme obligation and unquoted investments in the BT Pension Scheme (BTPS)

• Long term customer contracts in Global Services and Enterprise

• Adequacy of regulatory and litigation provisions

• Useful economic lives assigned to internally generated intangible assets

• Accuracy of revenue due to the complexity of the billing systems

• Recoverability of parent company’s investment in subsidiary and debt due from group undertakings

2 Key audit matters: our assessment of risks of material misstatement

Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the financial statements and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by us, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. We summarise below the key audit matters, in decreasing order of audit significance, in arriving at our audit opinion above, together with our key audit procedures to address those matters and, as required for public interest entities, our results from those procedures. These matters were addressed, and our results are based on procedures undertaken, in the context of, and solely for the purpose of, our audit of the financial statements as a whole, and in forming our opinion thereon, and consequently are incidental to that opinion, and we do not provide a separate opinion on these matters.

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Independent auditors’ report to the members of BT Group plc continued
Report on the audit of the financial statements continued

Valuation of pension scheme obligation and unquoted investments in the BT Pension Scheme (BTPS)

BTPS obligation £58.9 billion

Refer to page 69 Audit & Risk Committee Report, page 145 note 20 accounting policy Retirement benefits and page 145 financial disclosures note 20 Retirement benefit plans.

The risk

Subjective estimate:

Small changes in the assumptions used to value the BTPS obligation, in particular those relating to inflation, mortality and discount rates, can have a significant impact on the BTPS net pension deficit.

The BTPS holds plan assets for which quoted prices are not available. Significant judgement is required in determining the value of these level 3 assets, which together represented 17% (£9.0 billion) of the total pension scheme assets held. The plan asset categories which require significant judgement include property, private equity, infrastructure and the longevity insurance contract.

The effect of these matters is a potential range of reasonable outcomes greater than our materiality for the financial statements as a whole. The financial statements (note 20) disclose the sensitivity of key assumptions for the obligation estimated by the Group and the uncertainties associated with the valuation of level 3 plan assets.

Our response

For the pension scheme obligation our procedures included:

•	Control design and operation: Evaluating the processes and controls over the assumptions of the BTPS obligation.

•

Benchmarking assumptions: Challenging, with the support of our own actuarial specialists, the key assumptions, being the inflation, mortality and discount rate, applied to derive the pension obligation against both internally and externally derived data.

For the level 3 plan assets our procedures included:

•	Control design and operation: Evaluating the processes and controls over the valuation of the BTPS level 3 plan assets.

Our testing identified weaknesses in the design of these controls. As a result we expanded the extent of our detailed testing over and above that originally planned.

Property/Infrastructure:

•	Assessing valuer’s credentials: Evaluating the competence, capabilities and objectivity of the directors’ experts engaged to independently value the property and infrastructure investments.

•

Benchmarking assumptions: Engaging our own valuation specialist to review the 3rd party valuation reports, including benchmarking assumptions against externally derived indices, comparable assets and market practice with focus on those which are highly sensitive in deriving fair value.

Challenging 3rd party valuation experts, through direct discussions, on the valuation methodology and key assumptions applied, using the benchmarking noted above (property only).

•	Expectation vs outcome: Performing trend analysis on key data inputs used by the 3rd party experts in determining the valuation. (infrastructure only).

•	Test of details: Agreeing key inputs in the 3rd party valuations to a sample of property lease agreements (property only).

Private Equity:

•	Assessing valuer’s credentials: Evaluating the competence, capabilities and objectivity of the fund managers responsible for overseeing the private equity funds.

•	Evaluating the control environment of the funds by obtaining and analysing independently issued controls reports.

•

Test of details: Obtaining third party investment manager confirmations, reading the latest audited financial statements for the private equity funds and assessing the historical accuracy of previous valuations.

Longevity insurance contract:

•	Methodology choice: Engaging our own valuation specialist to critically assess the valuation methodology with respect to the Statement of Recommended Practice principals for longevity swap valuations.

•

Benchmarking assumptions: Engaging our own valuation specialist to compare mortality, discount rate and market premium rate assumptions against internally and externally derived data and producing a valuation range against which we compare the proposed longevity insurance contract valuation. Challenging 3rd party valuation experts, through direct discussions, on the valuation methodology and key assumptions applied using the benchmarking noted above.

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Governance

Financial statements

Additional information

For both pension scheme obligation and level 3 plan assets our procedures included:

•

Assessing transparency: Considering the adequacy of the Group’s disclosures in respect of the sensitivity of the deficit to these assumptions. Considering the adequacy the Group’s disclosures in respect of the uncertainties associated with the valuation of level 3 plan assets.

Our results

We consider the valuation of the BTPS obligation and unquoted investments to be acceptable.

Long-term customer contracts in Global Services and Enterprise

Refer to page 69 (Audit & Risk Committee Report), page 125 financial disclosures note 6 Revenue, page 141 financial disclosures note 17 Trade and other receivables and page 143 financial disclosures note 19 Provisions.

The risk

Subjective estimate:

The Global Services and Enterprise customer-facing units enter into long-term customer contracts, including major contracts which can contain non-standard terms and conditions and bespoke performance obligations, including transition and transformation programmes that are complex and require up-front investment by BT and are expected to result in cash inflows in future periods.

There is significant subjectivity in estimating the overall profit or loss that will be recognised over these contract’s terms as this is reliant on future projections of revenues and costs. As a result, a high degree of judgement is required to determine whether contract-specific assets are recoverable and to determine the completeness and amount of provisions against contracts projected to be loss-making.

The effect of these matters is that, as part of our risk assessment, we determined that the completeness and amount of provisions against contracts projected to be loss-making and the recoverability of contract-specific assets has a high degree of estimation uncertainty, with a potential range of reasonable outcomes greater than our materiality for the financial statements as a whole.

31 March 2019 Sales:

The revenue recognition process for long-term contracts involves a manual process with a high volume of journals being posted throughout the year. We have identified a significant risk of fraud in respect of the existence and amount of revenue recognition on long-term contracts as a result of these manual journals posted to adjust the revenue recognised, as the volume and materiality of these journals posted results in an inherent risk that revenue could be materially manipulated.

Our response

Our procedures included:

•

Control design and operation: Evaluating the processes and controls over the recoverability of contract-specific assets, estimation of provisions against contracts projected to be loss-making and fraud risk relating to long-term contract revenue recognition. Our testing identified weaknesses in the design of these controls. As a result we expanded the extent of our detailed testing over and above that originally planned.

For the major contracts recoverability of contract-specific assets and estimation of provisions against contracts projected to be loss-making our procedures included:

Assessing the Directors’ process to identify contracts that have a higher risk of being loss-making, by testing a sample of inputs into management’s high-risk model and then applying our own criteria (including quantitative and qualitative factors) to that model to select a sample of contracts which have a higher risk of being loss-making. For the sample of higher risk contracts (which includes those with provisions against contracts projected to be loss-making as well as others), our procedures included:

•

Inquiries of contract management teams: Obtaining an understanding of the performance and status of the contracts through discussions with contract teams including a mixture of operational and finance personnel.

•

Expectation vs outcome: Challenging revenue and cost forecasts, including key assumptions such as cost savings or variations underpinning the expected lifetime performance, by comparing future projections against past performance;

•	Test of details: Obtaining the contractual agreements between BT and the customer and comparing the key obligations and contractual clauses against the contract risk-registers.

Challenging the Company as to whether all risks had been identified and appropriately valued by comparing risk registers against contractual obligations and benchmarking common risks across contracts

•

Historical accuracy: Assessing the variances between budget and actual results in the past two years for a sample of higher risk contracts. We used this assessment to inform our sensitivity analysis over the future cash flow projections of the contracts in our high risk sample and incorporated the results in our challenge of the company over the key assumptions on those contracts.

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Independent auditors’ report to the members of BT Group plc continued
Report on the audit of the financial statements continued

For the risk of fraud relating to revenue recognition process for long-term contracts our procedures included:

•

Test of details: Reconciling the revenue recognised to the invoices issued during the year. Testing, on a sample basis, the year-end balance sheet position for contract assets, contract liabilities and trade receivables back to supporting evidence.

Analysing the journal postings to revenue, investigating any unexpected pairings or unusual postings.

Our results

We consider the long-term customer contracts in Global Services and Enterprise to be acceptable.

Adequacy of regulatory and litigation provisions

Regulatory provision £182 million

Litigation provision £84 million

Refer to page 69 Audit & Risk Committee Report, and page 143 financial disclosures note 19 Provisions.

The risk

Omitted exposures:

The Group operates in a highly regulated environment and faces legal, competition and regulatory challenges which can lead to potential claims and exposures (together ‘regulatory and litigation matters’). In certain litigation and regulatory matters significant judgement is required to determine whether a liability or contingent liability should be recognised or disclosed, as appropriate.

Subjective estimate:

The amounts involved are potentially significant, and the application of accounting standards to estimate the amount, if any, to be provided as a liability inherently subjective.

The effect of these matters is that, as part of our risk assessment, we determined that the regulatory and litigation provisions have a high degree of estimation uncertainty, with a potential range of reasonable outcomes greater than our materiality for the financial statements as a whole.

Our response

Our procedures included:

• Control design and operation: Evaluating the processes and controls over regulatory and legal provisions.

Our testing identified weaknesses in the design and operation of these controls. As a result we expanded the extent of our detailed testing over and above that originally planned.

For regulatory provisions our procedures included:

•	Our regulatory expertise: Analysing, with the support of our own regulatory specialists, the key assumptions, inspecting correspondence with regulators and monitoring external sources of information.

•	Historical comparison: performing procedures over the historical accuracy of the provisions by comparing the previous estimate made to actual outcomes.

•	Sensitivity analysis: sensitising the significant assumptions to evaluate the reasonableness of the assumptions

•	Methodology choice: Assessing whether the bespoke approach to estimating the provision is materially consistent with IAS 37.

For litigation provisions our procedures included:

•

Our legal expertise: Analysing, with the support of our own legal specialists, the key assumptions, inspecting correspondence with Brazilian authorities and assessing the competency and reputation of the directors’ experts.

•	Test of details: Inspecting the report produced by internal counsel, accompanied by discussions with that counsel;

•	Enquiry of lawyers: On all significant legal cases, assessing correspondence with the Group’s external counsel accompanied by discussions and formal confirmations from that counsel;

For both regulatory and litigation our procedures included:

•	Assessing transparency: Assessing whether the group’s disclosures detailing significant regulatory and litigation proceedings adequately disclose the potential liabilities of the group.

Our results

We consider the provisions recognised, and the contingent liability disclosures made, to be acceptable.

Useful economic lives assigned to internally generated intangible assets

Internally generated intangible assets £1,297 million

Refer to page 69 Audit & Risk Committee Report, and page 136 financial disclosures note 14 Intangible assets.

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Governance

Financial statements

Additional information

The risk

Subjective estimate:

Useful economic lives assigned to internally generated intangible assets contain a greater inherent level of judgement with regards to appropriate useful economic life in comparison to separately acquired assets.

The effect of these matters is that, as part of our risk assessment, we determined that the useful economic lives assigned to internally generated intangible assets have a higher degree of estimation uncertainty, with useful economic life less typically derived from underlying contractual arrangement (in comparison to separately acquired assets), with a potential range of reasonable outcomes greater than our materiality for the financial statements as a whole.

Our response

Our procedures included:

•	Control design and operation: Evaluating the processes and controls in respect of the determination of the useful economic lives.

•

Test of details: Challenging that the directors’ view on asset lives are supportable considering our knowledge of the business, enquiry of operational managers, inspection of relevant supporting documentation, and benchmarking analysis (where applicable);

•

Historical comparisons: Assessing whether the results of prior year asset life reviews, including consideration of fully-depreciated assets still in use, have been appropriately taken into account when considering asset lives in the current year.

Our results:

We consider the judgements made in relation to the useful economic lives assigned to internally generated intangible assets to be acceptable.

Accuracy of revenue due to the complexity of the billing systems

Refer to page 125 financial disclosures note 6 Revenue.

The risk

Processing error:

BT non-long-term contract revenue consists of a large number of similar low value transactions. The group operates a number of distinct billing systems and the IT landscape underpinning revenue and linking the billing systems together is complex.

There are multiple products sold at multiple rates with varying pricing structures in place. Products represent a combination of service based products, such as fixed line telephony, as well as goods, such as the provision of mobile handsets. There are monthly tariff based charges, as well as usage based charges arising on the volume of minutes or data used.

Accuracy of revenue has been determined a key audit matter, as it was a significant area in the audit of the financial statements, having the greatest effect on the allocation of resources in the audit. It is not identified as a significant risk or an area of significant auditor judgement.

Our response

Our procedures included:

•	Control design and operation: Evaluating the design and testing the operating effectiveness of controls in respect of all major revenue streams, including controls over:

– the processing of call data records;

– the authorisation of price changes;

– the accuracy of invoicing, and

– cash receipting.

Our testing included those controls over the recording of revenue transactions from the billing system to the general ledger.

Our testing identified weaknesses in the design and operation of these controls. As a result we expanded the extent of our tests of detail over and above that originally planned.

•	Test of details: Comparing a sample of customer bills to supporting evidence eg orders, contracts, call detail records (where applicable) and cash received.

Our results:

We consider revenue relating to non-long-term contract revenue to be acceptable.

Recoverability of parent company’s investment in subsidiary and loans to group undertakings

Investment in subsidiary £10,952 million

Refer to page 175 accounting policy on investments and page 175 financial disclosures note 2 Investments.

Loans to group undertakings £5,657 million

Refer to page 116 accounting policy Impairment of financial assets.

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Independent auditors’ report to the members of BT Group plc continued
Report on the audit of the financial statements continued

The risk

Low risk, high value:

The carrying amount of the parent company’s investment in subsidiary and the amount of the loans to group undertakings represent 66% and 34% respectively, of the company’s total assets as at 31 March 2019.

Their recoverability is not considered a significant risk or subject to significant judgement. However, due to their materiality in the context of the parent company financial statements, these are considered to be the areas that will have the greatest effect on our overall parent company audit.

Our response

Our procedures included:

–

Test of details: Comparing the carrying amount of the parent company’s investment and loans to group undertakings, with the relevant subsidiary draft balance sheet to identify whether their net assets, being an approximation of their minimum recoverable amount, were in excess of their carrying amount and assessing whether those subsidiaries have historically been profit-making.

Our results

We consider the group’s assessment of the recoverability of the investment in subsidiaries and debt due from group entities to be acceptable.

3 Our application of materiality and an overview of the scope of our audit

Materiality for the group financial statements as a whole was set at £115 million, determined with reference to a benchmark of Group profit before tax from continuing operations of which it represents 4.3%.

Materiality for the parent company financial statements as a whole was set at £110 million, determined with reference to a benchmark of total assets, of which it represents 0.7%, and chosen to be lower than materiality for the group financial statements as a whole.

We agreed to report to the Audit & Risk Committee any corrected or uncorrected identified misstatements exceeding £5.5 million, in addition to other identified misstatements that warranted reporting on qualitative grounds.

Scope of our audit

Of the Group’s seven reporting components (one being the parent company), all were subjected to full scope audits. Work on the Group’s entire property, plant and equipment balance was performed by the component auditor of the Technology component on behalf of the Group and component teams.

The components within the scope of our work accounted for the following percentages:

	Group profit before tax	Group revenue	Group total assets
Audits for group reporting purposes	97%	99%	100%

The Group team instructed component auditors as to the significant areas to be covered, including the relevant risks detailed above and the information to be reported back. In the case of the Technology component, the Group team provided instructions of the audit of account balance to be performed over the property, plant and equipment on behalf of the Group and component teams.

The component materialities ranged from £40m to £110m, having regard to the mix of size and risk profile of the Group across the components.

The work on all of the components, excluding the audit of the parent company, was performed by component auditors. The parent company was audited by the Group team. All of the component audit teams were based in the UK. The Group engagement team met frequently in person with the component audit teams as part of the audit planning and completion phases to explain our audit instructions and discuss the component auditors’ plans as well as performing more detailed file reviews upon completion of the component auditors’ engagements. Telephone conference meetings were also held with these component auditors.

At these meetings with component auditors, the findings reported to the Group team were discussed in more detail, and any further work required by the Group team was then performed by the component auditor.

4 We have nothing to report on going concern

The Directors have prepared the financial statements on the going concern basis as they do not intend to liquidate the Company or the Group or to cease their operations, and as they have concluded that the Company’s and the Group’s financial position means that this is realistic. They have also concluded that there are no material uncertainties that could have cast significant doubt over their ability to continue as a going concern for at least a year from the date of approval of the financial statements (“the going concern period”).

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Governance

Financial statements

Additional information

Our responsibility is to conclude on the appropriateness of the Directors’ conclusions and, had there been a material uncertainty related to going concern, to make reference to that in this audit report. However, as we cannot predict all future events or conditions and as subsequent events may result in outcomes that are inconsistent with judgements that were reasonable at the time they were made, the absence of reference to a material uncertainty in this auditor’s report is not a guarantee that the Group and the Company will continue in operation.

In our evaluation of the Directors’ conclusions, we considered the inherent risks to the Group’s and Company’s business model and analysed how those risks might affect the Group’s and Company’s financial resources or ability to continue operations over the going concern period. The risks that we considered most likely to adversely affect the Group’s and Company’s available financial resources over this period were:

•	The impact of a significant reduction in profitability arising from one, or a combination of, the principal risks outlined in the Group’s strategic report on page 46.

•	The impact of a tightening in capital markets that would adversely affect the Company’s ability to raise future debt.

As these were risks that could potentially cast significant doubt on the Group’s and the Company’s ability to continue as a going concern, we considered sensitivities over the level of available financial resources indicated by the Group’s financial forecasts taking account of reasonably possible (but not unrealistic) adverse effects that could arise from these risks individually and collectively and evaluated the achievability of the actions the Directors consider they would take to improve the position should the risks materialise. We also considered less predictable but realistic second order impacts, such as the impact of a disorderly Brexit and the erosion of customer or supplier confidence, which could result in a rapid reduction of available financial resources.

Based on this work, we are required to report to you if:

•

we have anything material to add or draw attention to in relation to the directors’ statement in Note 1 to the financial statements on the use of the going concern basis of accounting with no material uncertainties that may cast significant doubt over the Group and Company’s use of that basis for a period of at least twelve months from the date of approval of the financial statements; or

•	the related statement under the Listing Rules set out on page 98 is materially inconsistent with our audit knowledge.

We have nothing to report in these respects, and we did not identify going concern as a key audit matter.

5 We have nothing to report on the other information in the Annual Report

The directors are responsible for the other information presented in the Annual Report together with the financial statements. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except as explicitly stated below, any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether, based on our financial statements audit work, the information therein is materially misstated or inconsistent with the financial statements or our audit knowledge. Based solely on that work we have not identified material misstatements in the other information.

Strategic report and directors’ report

Based solely on our work on the other information:

•	we have not identified material misstatements in the strategic report and the directors’ report;

•	in our opinion the information given in those reports for the financial year is consistent with the financial statements; and

•	in our opinion those reports have been prepared in accordance with the Companies Act 2006.

Directors’ remuneration report

In our opinion the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

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Independent auditors’ report to the members of BT Group plc continued
Report on the audit of the financial statements continued

Disclosures of principal risks and longer-term viability

Based on the knowledge we acquired during our financial statements audit, we have nothing material to add or draw attention to in relation to:

•

the directors’ confirmation within the Directors’ information on page 92 that they have carried out a robust assessment of the principal risks facing the Group, including those that would threaten its business model, future performance, solvency and liquidity;

•	the principal risks and uncertainties disclosures describing these risks and explaining how they are being managed and mitigated; and

•

the directors’ explanation in the viability statement of how they have assessed the prospects of the Group, over what period they have done so and why they considered that period to be appropriate, and their statement as to whether they have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

Under the Listing Rules we are required to review the viability statement. We have nothing to report in this respect.

Our work is limited to assessing these matters in the context of only the knowledge acquired during our financial statements audit. As we cannot predict all future events or conditions and as subsequent events may result in outcomes that are inconsistent with judgements that were reasonable at the time they were made, the absence of anything to report on these statements is not a guarantee as to the Group’s and Company’s longer-term viability.

Corporate governance disclosures

We are required to report to you if:

•

we have identified material inconsistencies between the knowledge we acquired during our financial statements audit and the directors’ statement that they consider that the annual report and financial statements taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy; or

•	the section of the annual report describing the work of the Audit Committee does not appropriately address matters communicated by us to the Audit Committee.

We are required to report to you if the Corporate Governance Statement does not properly disclose a departure from the eleven provisions of the UK Corporate Governance Code specified by the Listing Rules for our review.

We have nothing to report in these respects.

6 We have nothing to report on the other matters on which we are required to report by exception

Under the Companies Act 2006, we are required to report to you if, in our opinion:

•	adequate accounting records have not been kept by the parent Company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the parent Company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or

•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.

We have nothing to report in these respects.

7 Respective responsibilities

Directors’ responsibilities

As explained more fully in their statement set out on page 92, the directors are responsible for: the preparation of the financial statements including being satisfied that they give a true and fair view; such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error; assessing the Group and parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and using the going concern basis of accounting unless they either intend to liquidate the Group or the parent Company or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or other irregularities (see below), or error, and to issue our opinion in an auditor’s report. Reasonable assurance is a high level of assurance, but does not guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud, other irregularities or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

A fuller description of our responsibilities is provided on the FRC’s website at www.frc.org.uk/auditorsresponsibilities.

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Additional information

Irregularities – ability to detect

We identified areas of laws and regulations that could reasonably be expected to have a material effect on the financial statements from our general commercial and sector experience and through discussion with the directors and other management (as required by auditing standards), and from inspection of the group’s regulatory and legal correspondence and discussed with the directors and other management the policies and procedures regarding compliance with laws and regulations. We communicated identified laws and regulations throughout our team and remained alert to any indications of non-compliance throughout the audit. This included communication from the group to component audit teams of relevant laws and regulations identified at group level.

The potential effect of these laws and regulations on the financial statements varies considerably.

Firstly, the group is subject to laws and regulations that directly affect the financial statements including financial reporting legislation (including related companies legislation), distributable profits legislation, taxation legislation, and pension legislation and we assessed the extent of compliance with these laws and regulations as part of our procedures on the related financial statement items.

Secondly, the group is subject to many other laws and regulations where the consequences of non-compliance could have a material effect on amounts or disclosures in the financial statements, for instance through the imposition of fines or litigation or the loss of the group’s licence to operate. We identified the following areas as those most likely to have such an effect: anti-bribery, regulations affecting telecommunications providers, and certain aspects of company legislation recognising the financial and regulated nature of the group’s activities (reflecting compliance with Ofcom regulation). Auditing standards limit the required audit procedures to identify non-compliance with these laws and regulations to enquiry of the directors and other management and inspection of regulatory and legal correspondence, if any. These limited procedures did not identify actual or suspected non-compliance. Further details in respect of regulations over products subject to charge controls and other regulated pricing regimes is set out in the key audit matter disclosures in section 2 of this report.

Owing to the inherent limitations of an audit, there is an unavoidable risk that we may not have detected some material misstatements in the financial statements, even though we have properly planned and performed our audit in accordance with auditing standards. For example, the further removed non-compliance with laws and regulations (irregularities) is from the events and transactions reflected in the financial statements, the less likely the inherently limited procedures required by auditing standards would identify it. In addition, as with any audit, there remained a higher risk of non-detection of irregularities, as these may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. We are not responsible for preventing non-compliance and cannot be expected to detect non-compliance with all laws and regulations.

8 The purpose of our audit work and to whom we owe our responsibilities

This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and the terms of our engagement by the company. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report, and the further matters we are required to state to them in accordance with the agreed terms with the company, and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for this report, or for the opinions we have formed.

Antony Cates (Senior Statutory Auditor)

for and on behalf of KPMG LLP, Statutory Auditor

Chartered Accountants

15 Canada Square

London

E14 5GL

8 May 2019

110 BT Group plc	Annual Report 2019

Group income statement Year ended 31 March 2019

	Notes	Before specific items (‘Adjusted’) £m	Specific items[a] £m	Total (Reported) £m

Revenue	5, 6	23,459	(31)	23,428
Operating costs	7	(19,613)	(394)	(20,007)

Operating profit (loss)	5	3,846	(425)	3,421

Finance expense	26	(651)	(139)	(790)
Finance income		34	–	34

Net finance expense		(617)	(139)	(756)
Share of post tax profit (loss) of associates and joint ventures		1	–	1

Profit (loss) before taxation		3,230	(564)	2,666
Taxation	11	(619)	112	(507)

Profit (loss) for the year		2,611	(452)	2,159

Earnings per share	12
Basic				21.8p
Diluted				21.6p

Year ended 31 March 2018

	Notes	Before specific items (‘Adjusted’) £m	Specific items[a] £m	Total (Reported) £m

Revenue	5, 6	23,746	(23)	23,723
Operating costs	7	(19,755)	(587)	(20,342)

Operating profit (loss)	5	3,991	(610)	3,381

Finance expense	26	(558)	(218)	(776)
Finance income		12	–	12

Net finance expense		(546)	(218)	(764)
Share of post tax profit (loss) of associates and joint ventures		(1)	–	(1)

Profit (loss) before taxation		3,444	(828)	2,616
Taxation	11	(671)	87	(584)

Profit (loss) for the year		2,773	(741)	2,032

Earnings per share	12
Basic				20.5p
Diluted				20.4p

[a]	For a definition of specific items, see page 185. An analysis of specific items is provided in note 10.

BT Group plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

Group income statement Year ended 31 March 2017

	Notes	Before specific items (‘Adjusted’) £m	Specific items[a] £m	Total (Reported) £m

Revenue	5, 6	24,082	(20)	24,062
Operating costs	7	(19,947)	(948)	(20,895)

Operating profit (loss)	5	4,135	(968)	3,167

Finance expense	26	(607)	(210)	(817)
Finance income		13	–	13

Net finance expense		(594)	(210)	(804)
Share of post tax profit (loss) of associates and joint ventures		(9)	–	(9)

Profit (loss) before taxation		3,532	(1,178)	2,354
Taxation	11	(663)	217	(446)

Profit (loss) for the year		2,869	(961)	1,908

Earnings per share	12
Basic				19.2p
Diluted				19.1p

[a]	For a definition of specific items, see page 185. An analysis of specific items is provided in note 10.

Group statement of comprehensive income

Year ended 31 March

	Notes	2019 £m	2018 (Restated)[a] £m	2017 £m

Profit for the year		2,159	2,032	1,908

Other comprehensive income (loss)
Items that will not be reclassified to the income statement
Remeasurements of the net pension obligation	20	(2,102)	1,684	(2,789)
Tax on pension remeasurements	11	384	(263)	416
Items that have been or may be reclassified to the income statement
Exchange differences on translation of foreign operations	28	64	(188)	237
Fair value movements on available-for-sale assets	28	–	11	(3)
Fair value movements on assets at fair value through other comprehensive income	28	3	–	–
Movements in relation to cash flow hedges:
net fair value gains (losses)	28	176	(368)	884
recognised in income and expense	28	(18)	277	(938)
Tax on components of other comprehensive income that have been or may be reclassified	11, 28	(41)	1	29

Other comprehensive income (loss) for the year, net of tax		(1,534)	1,154	(2,164)

Total comprehensive income (loss) for the year		625	3,186	(256)

[a]	Certain results have been restated to reflect the update to the calculation of our IAS 19 accounting valuation of retirement benefit obligations. See note 2 to the consolidated financial statements.

112 BT Group plc	Annual Report 2019

Group balance sheet At 31 March

	Notes	2019 £m	2018 (Restated)[a] £m	2017 £m

Non-current assets
Intangible assets	14	14,385	14,447	15,029
Property, plant and equipment	15	17,835	17,000	16,498
Derivative financial instruments	27	1,481	1,312	1,818
Investments	23	54	53	44
Associates and joint ventures		47	38	31
Trade and other receivables	17	445	317	360
Contract assets[b]	6	249	–	–
Deferred tax assets	11	1,347	1,326	1,717

		35,843	34,493	35,497

Current assets
Programme rights	16	310	272	264
Inventories		369	239	227
Trade and other receivables	17	3,222	4,014	3,835
Contract assets[b]	6	1,353	–	–
Assets held for sale		89	–	–
Current tax receivable		110	77	73
Derivative financial instruments	27	111	197	428
Investments	23	3,214	3,022	1,520
Cash and cash equivalents	24	1,666	528	528

		10,444	8,349	6,875

Current liabilities
Loans and other borrowings	25	2,100	2,281	2,632
Derivative financial instruments	27	48	50	34
Trade and other payables	18	5,790	7,168	7,437
Contract liabilities[b]	6	1,225	–	–
Current tax liabilities		15	83	197
Provisions	19	424	603	625

		9,602	10,185	10,925

Total assets less current liabilities		36,685	32,657	31,447

Non-current liabilities
Loans and other borrowings	25	14,776	11,994	10,081
Derivative financial instruments	27	892	787	869
Contract liabilities[b]	6	200	–	–
Retirement benefit obligations	20	7,182	6,847	9,088
Other payables	18	1,479	1,326	1,298
Deferred tax liabilities	11	1,407	1,340	1,240
Provisions	19	582	452	536

		26,518	22,746	23,112

Equity
Share capital		499	499	499
Share premium		1,051	1,051	1,051
Own shares	21	(167)	(186)	(96)
Merger reserve		4,147	6,647	6,647
Other reserves	28	718	534	884
Retained earnings		3,919	1,366	(650)

Total equity		10,167	9,911	8,335

		36,685	32,657	31,447

[a]	Certain results have been restated to reflect the update to the calculation of our IAS 19 accounting valuation of retirement benefit obligations. See note 2 to the consolidated financial statements.
[b]	Contract assets and contract liabilities arise following adoption of IFRS 15 on 1 April 2018. See notes 1 and 2 to the consolidated financial statements.

The consolidated financial statements on pages 110 to 184 were approved by the Board of Directors on 8 May 2019 and were signed on its behalf by:

Jan du Plessis Chairman	Philip Jansen Chief Executive	Simon Lowth Chief Financial Officer

BT Group plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

Group statement of changes in equity

	Notes	Share capital[a] £m	Share premium[b] £m	Own shares[c] £m	Merger reserve[d] £m	Other reserves[e] £m	Retained (loss) earnings (Restated)[f] £m	Total equity (deficit) (Restated) £m
At 1 April 2016		499	1,051	(115)	8,422	685	(430)	10,112

Profit for the year		–	–	–	–	–	1,908	1,908
Other comprehensive income (loss) – before tax		–	–	–	–	1,108	(2,779)	(1,671)
Tax on other comprehensive income (loss)	11	–	–	–	–	29	416	445
Transferred to the income statement		–	–	–	–	(938)	–	(938)

Total comprehensive income (loss) for the year		–	–	–	–	199	(455)	(256)
Transfers to realised profit		–	–	–	(1,775)	–	1,775	–
Dividends to shareholders	13	–	–	–	–	–	(1,436)	(1,436)
Share-based payments	22	–	–	–	–	–	57	57
Tax on share-based payments	11	–	–	–	–	–	(6)	(6)
Net buyback of own shares	21	–	–	19	–	–	(155)	(136)

At 1 April 2017		499	1,051	(96)	6,647	884	(650)	8,335

Profit for the year		–	–	–	–	–	2,032	2,032
Other comprehensive income (loss) – before tax		–	–	–	–	(545)	2,160	1,615
Tax on other comprehensive income (loss)	11	–	–	–	–	1	(346)	(345)
Transferred to the income statement		–	–	–	–	277	–	277

Total comprehensive income (loss) for the year		–	–	–	–	(267)	3,846	3,579
Dividends to shareholders	13	–	–	–	–	–	(1,524)	(1,524)
Share-based payments	22	–	–	–	–	–	84	84
Tax on share-based payments	11	–	–	–	–	–	(2)	(2)
Net buyback of own shares	21	–	–	(90)	–	–	(78)	(168)
Transfer to realised profit		–	–	–	–	(83)	83	–

At 31 March 2018 – as previously reported		499	1,051	(186)	6,647	534	1,759	10,304

Pension restatement[f]		–	–	–	–	–	(393)	(393)

At 31 March 2018 – restated		499	1,051	(186)	6,647	534	1,366	9,911
IFRS opening balance adjustment[g]		–	–	–	–	–	1,308	1,308
Tax on IFRS opening balance adjustment[g]		–	–	–	–	–	(248)	(248)

At 1 April 2018		499	1,051	(186)	6,647	534	2,426	10,971
Profit for the year		–	–	–	–	–	2,159	2,159
Other comprehensive income (loss) – before tax		–	–	–	–	243	(2,102)	(1,859)
Tax on other comprehensive income (loss)	11	–	–	–	–	(41)	384	343
Transferred to the income statement		–	–	–	–	(18)	–	(18)

Total comprehensive income (loss) for the year		–	–	–	–	184	441	625
Dividends to shareholders	13	–	–	–	–	–	(1,503)	(1,503)
Unclaimed Dividend over 10 years		–	–	–	–	–	14	14
Share-based payments	22	–	–	–	–	–	67	67
Tax on share-based payments	11	–	–	–	–	–	–	–
Net buyback of own shares	21	–	–	19	–	–	(23)	(4)
Transfer to realised profit		–	–	–	(2,500)	–	2,500	–
Other movements		–	–	–	–	–	(3)	(3)

At 31 March 2019		499	1,051	(167)	4,147	718	3,919	10,167

[a]

The allotted, called up, and fully paid ordinary share capital of BT Group plc at 31 March 2019 was £499m comprising 9,968,127,681 ordinary shares of 5p each (2018: £499m comprising 9,968,127,681 ordinary shares of 5p each).

[b]	The share premium account, comprising the premium on allotment of shares, is not available for distribution.
[c]	For further analysis of own shares, see note 21.
[d]

The merger reserve balance at 1 April 2016 includes £998m related to the group reorganisation that occurred in November 2001 and represented the difference between the nominal value of shares in the new parent company, BT Group plc, and the aggregate of the share capital, share premium account and capital redemption reserve of the prior parent company, British Telecommunications plc. In addition, on 29 January 2016, the company issued 1,594,900,429 ordinary shares of 5p at 470.7p per share. These shares were used as part consideration for the acquisition of EE. As a result of this transaction the merger reserve was credited with £7,424m net of £3m issue costs. Following settlement of intercompany loans by qualifying consideration of £1,775m (2016/17) and £2,500m (2018/19), equivalent balances were transferred from merger reserve to realised profit.

[e]	For further analysis of other reserves, see note 28.
[f]	Certain results have been restated to reflect the update to the calculation of our IAS 19 accounting valuation of retirement benefit obligations. See note 2 to the consoliated financial statements.
[g]	Opening retained earnings adjusted following adoption of IFRS 15 on 1 April 2018. See notes 1 and 2 to the consolidated financial statements.

114 BT Group plc	Annual Report 2019

Group cash flow statement Year ended 31 March

	Notes	2019 £m	2018 £m	2017 £m

Cash flow from operating activities
Profit before taxation		2,666	2,616	2,354
Share of post tax (profit) loss of associates and joint ventures		(1)	1	9
Net finance expense		756	764	804

Operating profit		3,421	3,381	3,167
Other non-cash charges		(112)	33	20
Loss (profit) on disposal of businesses		5	(1)	(16)
Depreciation and amortisation		3,546	3,514	3,572
Increase in inventories		(138)	(14)	(33)
Decrease (increase) in programme rights		49	(34)	(95)
(Increase) decrease in trade and other receivables[a]		(58)	(156)	168
Decrease in contract assets[b]		15	–	–
Increase (decrease) in trade and other payables		57	(345)	(152)
Decrease in contract liabilities[b]		(72)	–	–
Decrease in other liabilities[c]		(1,934)	(775)	(307)
(Decrease) increase in provisions		(92)	(203)	401

Cash generated from operations		4,687	5,400	6,725

Income taxes paid		(431)	(473)	(551)

Net cash inflow from operating activities		4,256	4,927	6,174

Cash flow from investing activities
Interest received		23	7	7
Dividends received from associates and joint ventures		–	–	2
Acquisition of subsidiaries[d]		–	(16)	18
Proceeds on disposal of subsidiaries[d], associates and joint ventures		23	2	46
Acquisition of joint ventures		(9)	(9)	(13)
Proceeds on disposal of current financial assets[e]		12,887	11,134	10,834
Purchases of current financial assets[e]		(13,088)	(12,629)	(9,411)
Proceeds on disposal of non-current asset investments[f]		1	19	–
Purchases of non-current asset investments		–	–	(22)
Proceeds on disposal of property, plant and equipment		41	21	26
Purchases of property, plant and equipment and software		(3,678)	(3,362)	(3,145)

Net cash outflow from investing activities		(3,800)	(4,833)	(1,658)

Cash flow from financing activities
Equity dividends paid		(1,504)	(1,523)	(1,435)
Interest paid		(531)	(555)	(629)
Repayment of borrowings[g]		(1,423)	(1,401)	(1,805)
Proceeds from bank loans and bonds		3,972	3,760	3
Cash flows from derivatives related to net debt		124	(188)	119
Repayment of acquisition facility		–	–	(181)
Repayment of EE revolving credit facility		–	–	(438)
Proceeds from issue of own shares		5	53	70
Repurchase of ordinary share capital		(9)	(221)	(206)

Net cash inflow (outflow) from financing activities		634	(75)	(4,502)

Net increase in cash and cash equivalents		1,090	19	14

Opening cash and cash equivalents[h]		499	511	459
Net increase in cash and cash equivalents		1,090	19	14
Effect of exchange rate changes		5	(31)	38

Closing cash and cash equivalents[h]	24	1,594	499	511

[a]	Includes a prepayment of £nil (2017/18: £325m, 2016/17: £nil) in respect of the acquisition of Spectrum.
[b]	Contract assets and contract liabilities arise following adoption of IFRS 15 on 1 April 2018. See notes 1 and 2 to the consolidated financial statements.
[c]	Includes pension deficit payments of £2,024m (2017/18: £872m, 2016/17: £274m).
[d]

Acquisitions and disposals of subsidiaries are shown net of cash acquired or disposed of and in 2017 included £20m true-up of consideration following the audit of the completion balance sheet relating to the acquisition of EE.

[e]	Primarily consists of investment in and redemption of amounts held in liquidity funds.
[f]	Relates to sale of fair value through equity investment in 2018/19 and assets held for sale classified within trade and other receivables in 2017/18.
[g]	Repayment of borrowings includes the impact of hedging and repayment of lease liabilities.
[h]	Net of bank overdrafts of £72m (2017/18: £29m, 2016/17: £17m).

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Strategic report

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Financial statements

Additional information

Notes to the consolidated financial statements

1. Basis of preparation

Preparation of the financial statements

These consolidated financial statements have been prepared in accordance with the Companies Act 2006 as applicable to companies using International Financial Reporting Standards (IFRS), Article 4 of the IAS Regulation and International Accounting Standards (IAS) and IFRS and related interpretations, as adopted by the European Union. The consolidated financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board (the IASB) and interpretations as issued by the IFRS Interpretations Committee. The consolidated financial statements are prepared on a going concern basis.

These financial statements consolidate BT Group plc, the parent company, and its subsidiaries (together the ‘group’, ‘us’, ‘we’ or ‘our’).

The consolidated financial statements are prepared on the historical cost basis, except for certain financial and equity instruments that have been measured at fair value. The consolidated financial statements are presented in sterling, the functional currency of BT Group plc.

New and amended accounting standards effective during the year

The following standards have been adopted during the year and have a significant impact on the financial statements.

IFRS 15 ‘Revenue from Contracts with Customers’

Background

IFRS 15 sets out the requirements for recognising revenue and costs from contracts with customers and includes extensive disclosure requirements. It replaced IAS 18 ‘Revenue’ and related interpretations. The standard requires us to apportion revenue earned from contracts to individual promises, or performance obligations, on a relative stand-alone selling price basis, based on a five-step model.

Transition

We chose to adopt IFRS 15 using the cumulative effect method. Under this transition method:

•	the standard has been applied only to contracts in progress but not completed as at 1 April 2018

•	for contracts that were modified before 1 April 2018, the aggregate effect of all of the modifications that occurred before this date are reflected as at 1 April 2018

•

prior year comparatives have not been restated for the effect of IFRS 15 and continue to be reported under IAS 18. Instead our 1 April 2018 opening retained earnings have been adjusted for the full cumulative impact of adopting the standard.

Financial Impact

In the prior year Annual Report we estimated that the likely impact on transition at 1 April 2018 would produce a cumulative increase in retained earnings of between £1.1bn and £1.5bn before tax. The actual increase of £1.3bn before tax (£1.1bn after tax) has primarily been recorded as a contract asset and has led to an additional one-off cash tax payment equally split between 2018/19 and 2019/20.

The cumulative increase in retained earnings is mainly due to the acceleration of handset revenues and, to a lesser extent, deferral of costs, notably third-party contract acquisition costs primarily associated with post pay contracts.

The financial impact of each business area is as follows:

•

Under our previous accounting policy, mobile handset revenue was recognised based on the amount the customer pays for the handset when it is delivered to the customer. Generally mobile handsets are either provided free or for a small upfront charge. Under IFRS 15, additional revenue is allocated to the mobile handset at the start of the contract. This is calculated with reference to its relative standalone value within the contract, regardless of the contract pricing. For each mobile handset contract, the revenue recognition profile changes with greater day one recognition of revenue for the handset and a corresponding reduction in ongoing mobile service revenue over the contract period. The difference between the mobile handset revenue recognised and the amounts charged to the customer has been recognised as a contract asset. Over time, we expect the contract asset generated to remain at similar levels as old contracts expire and new ones are signed. However, we will see short-term volatility, for example around key handset launches. This primarily impacted Consumer, and to a lesser extent, mobile handset revenues in Enterprise in respect of the legacy EE business division. There is a similar effect in respect of subsidised equipment although this had a less significant impact due to its lower relative standalone value.

•

Previously, sales commissions and other third-party acquisition costs resulting directly from securing contracts with customers were expensed when incurred. Under IFRS 15, these costs are recognised as an asset, and amortised over the period in which the corresponding benefit is received, resulting in earlier profit recognition. The impact is greatest in Consumer in respect of third-party acquisition costs partially associated with post-pay contracts.

•

The above two impacts are partly offset by the change in accounting for connections revenue. Previously, the group recognised connections revenue upon performance of the connection activity. Under IFRS 15, connections revenue is deferred and recognised on a straight-line basis over the associated line/circuit contractual period. This means that revenue and profits are recognised later. On transition this created a contract liability as revenue and profits are deferred to future periods. Openreach and Enterprise deliver the majority of this service and therefore experienced the majority of the impact. Over time, this liability is expected to remain at similar levels as old contracts expire and new ones are signed.

•	We will provide for expected lifetime losses on contract assets as required by IFRS 9 as set out below.

•

The IFRS 15 impact on other areas was not material. This included certain contract fulfilment costs which are recognised as an asset and amortised over the period in which benefit is received and certain expenses that are recognised as a deduction from revenue.

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Notes to the consolidated financial statements continued

1. Basis of preparation continued

The impact of the adoption of IFRS 15 on opening retained earnings at 1 April 2018 is shown in note 2. The following tables show, for the year ended 31 March 2019, the impact had the IFRS 15 standard not been adopted on the financial statement line items affected for the income statement and balance sheet. There was no net impact on the key cash flow captions (net cash flow from operating activities, net cash flow from investing activities or net cash flow from financing activities).

Group income statement

Year ended 31 March 2019	As reported (IFRS 15) £m	Adjustments £m	Without adoption of IFRS 15 (IAS 18) £m

Revenue	23,428	(252)	23,176
Operating costs	(20,007)	1	(20,006)
Operating profit	3,421	(251)	3,170
Profit before tax	2,666	(251)	2,415
Tax	(507)	48	(459)
Profit for the year	2,159	(203)	1,956
Earnings per share – basic	21.8p	(2.1p )	19.7p
Earnings per share – diluted	21.6p	(2.0p )	19.6p

Group balance sheet

As at 31 March 2019	As reported (IFRS 15) £m	Adjustments £m	Without adoption of IFRS 15 (IAS 18) £m

Non-current assets
Contract assets	249	(249)	–
Trade and other receivables	445	(149)	296

Current assets
Contract assets	1,353	(1,353)	–
Trade and other receivables	3,222	180	3,402
Current tax receivable	110	296	406

Current liabilities
Trade and other payables	5,790	1,313	7,103
Contract liabilities	1,225	(1,225)	–

Total assets less current liabilities	36,685	(1,363)	35,322

Non-current liabilities
Other payables	1,479	102	1,581
Contract liabilities	200	(200)	–

Equity
Retained earnings	3,919	(1,265)	2,654

Total equity and non-current liabilities	36,685	(1,363)	35,322

Disclosures

IFRS 15 requires additional disclosures in our Annual Report. To reflect these expanded requirements we have added a dedicated revenue note (note 6). The key disclosure changes are as follows:

•	we have changed our revenue disclosures to comply with the requirements to disaggregate revenue recognised from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and associated cash flows are affected by economic factors

•	we have provided further detail around contract balances and their movements in the year

•

we have provided an aggregate amount of the transaction price allocated to performance obligations that are unsatisfied as at the end of the reporting period and an explanation of when these are expected to be recognised as revenue.

IFRS 9 ‘Financial Instruments’

IFRS 9 sets out requirements for classification, measurement, impairment and de-recognition of financial assets and liabilities, and includes a new hedge accounting model. It replaces IAS 39 ‘Financial Instruments: Recognition and Measurement’. The standard has not had a material impact on our results, with the key impacts set out below.

Impairment of financial assets

We have revised the methodologies we use to impair financial assets to reflect the forward-looking ‘expected credit loss’ model introduced by IFRS 9, in contrast to the backward-looking ‘incurred credit loss’ model used under IAS 39. As a result we now recognise a loss allowance for all expected credit losses on initial recognition of financial assets, including trade receivables and the contract assets recognised on transition to IFRS 15. Providing for loss allowances on our existing financial assets has not had a material impact on the financial statements.

Classification of financial instruments

IFRS 9 introduces new categories of financial instrument: fair value through profit and loss, fair value through other comprehensive income, and amortised cost. These replace the IAS 39 categories of fair value through profit and loss, available-for-sale, loans and receivables, and held-to-maturity.

We have reclassified our financial instruments based on these new categories. Certain investments in liquidity funds, disclosed in note 23, were classified as available-for-sale under IAS 39 but have been reclassified to amortised cost under IFRS 9, because they are held to collect contractual cash flows. All other financial instruments classified as available-for-sale under IAS 39, including all equity instruments, have been reclassified as fair value through other comprehensive income under IFRS 9. All financial instruments previously classified as loans and receivables and held-to-maturity under IAS 39 have been reclassified as amortised cost under IFRS 9, and the classification of all instruments classified as fair value through profit and loss under IAS 39 is unchanged under IFRS 9.

Reclassification of liquidity fund investments has not had a material impact on the accounting as they are short-term in nature and amortised cost can reasonably be expected to equate to fair value. The reclassifications have not changed the accounting for any other instruments and therefore their carrying amounts are unchanged under IFRS 9.

Hedging

We have chosen to adopt the IFRS 9 hedge accounting requirements because they enable us to align our hedge accounting more closely with our risk management activities in

BT Group plc	Annual Report 2019

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1. Basis of preparation continued

the future. Adoption of the revised requirements has had no impact on the effectiveness of our existing hedges, however, it has been necessary for us to revise hedge documentation to ensure compliance with enhanced IFRS 9 documentation requirements.

We have taken the exemption not to restate comparative information for prior periods with respect to classification and measurement requirements, including the move to the expected credit loss model. Consequently, we have not restated prior period comparatives on adoption of IFRS 9.

Other standards

The following amended standards and interpretations were also effective during the year, however, they have not had a significant impact on our consolidated financial statements.

•	Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2).

•	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (Amendments to IFRS 4).

•	Transfers of investment property (Amendments to IAS 40).

•	Annual Improvements to IFRS Standards 2014–2016 Cycle – various standards.

•	IFRIC 22 Foreign currency transactions and advance consideration.

New and amended accounting standards that have been issued but are not yet effective

IFRS 16 ‘Leases’ is effective for the accounting period starting 1 April 2019 and will have a material impact on our financial statements.

Background

IFRS 16 was published in January 2016 and replaces IAS 17 ‘Leases’ and related interpretations. The standard requires lessees to recognise a right-of-use asset and lease liability for all leases meeting the lease definition set out by the standard unless certain exemptions are available. Accounting for lessors is largely unchanged.

Transition

We will adopt IFRS 16 on a modified retrospective basis. On transition, remaining payments payable under lease arrangements will be discounted using an appropriate incremental borrowing rate and recognised as lease liabilities. Right-of-use assets will be recognised equivalent to the lease liability, adjusted for any pre-existing prepaid lease payments, accrued lease expenses, and related onerous lease and decommissioning provisions.

We will recognise the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings at 1 April 2019, ie the date of initial application. Results in the 2019/20 financial year will be reported under IFRS 16 and the Annual Report 2020 will be the first Annual Report to include the results on this basis.

We have made significant progress in implementing the standard. A cross-functional project team has been engaged in identifying arrangements in scope of IFRS 16, determining appropriate accounting policies and judgements, and implementing a system solution capable of quantifying the impact of the standard and processing accounting entries on a business-as-usual basis.

Practical expedients and judgements

We have elected to make use of the following practical expedients and exemptions available under IFRS 16:

•	low-value leases and short-term leases will be excluded from IFRS 16 accounting, ie they will be accounted for in the same manner as operating leases currently are

•	onerous lease provisions in existence at the date of initial adoption will be derecognised and applied against the corresponding right-of-use asset as a proxy for impairment

•	leases of intangible assets such as software licenses will continue to be accounted for under IAS 38 ‘Intangible Assets’

•	where we are lessee in a contract containing both lease components and non-lease components, we will account for the arrangement as though it comprises a single lease component

•	initial direct costs will be excluded when measuring the right-of-use asset

•	hindsight will be used when assessing the lease term.

Anticipated impact

BT as lessee

All arrangements previously disclosed as operating lease commitments will now be recognised on the balance sheet. A key driver will be group’s portfolio of leased land and buildings, the majority of which is currently recognised off balance sheet following a sale and operating leaseback transaction in 2001. Cell and switch site leases represent another material element, due to the long lease terms associated with these arrangements.

On the basis of progress made in implementing the standard, we expect the following impact on adoption:

•

lease liabilities of between £5.6bn – £6.6bn will be recognised as a result of bringing operating lease commitments onto the balance sheet. Corresponding right-of-use assets will be recognised, adjusted for accrued lease payments and provisions currently recognised as liabilities. We do not anticipate a material impact on retained earnings due to the transition options selected

•	the increase in liabilities will have a corresponding impact on net debt and gearing ratios

•	depreciation expense and interest expense will replace the current operating lease expense, resulting in increased EBITDA

•

profit after tax will see a reduction in the periods immediately following transition to IFRS 16, driven by interest expense charged in respect of the new leases being ‘frontloaded’ when compared to the previous straight-line operating lease expense

•

within the cash flow statement, lease payments will now be presented within cash flows from operating activities and cash flows from financing activities in respect of depreciation and interest expense respectively. The timing of cash flows will remain unchanged.

BT as lessor

Lessor accounting is substantially unchanged under IFRS 16 and we do not expect the standard to have a material impact on the accounting for arrangements currently identified as leases. However, “last mile” arrangements provided by Openreach to communications providers and currently accounted for as service contracts meet the revised IFRS 16 lease definition, with Openreach as lessor.

Connection fees received will now be deferred over the lease term, which is longer than the current contractual deferral period as it also covers the duration that we are ‘reasonably certain’ that communications providers will retain the use of the line beyond the contractual period. We have determined that this is six months for all last mile arrangements with the exception of

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Notes to the consolidated financial statements continued

1. Basis of preparation continued

FTTP, which is unchanged. Additional deferred income will be recognised in respect of active arrangements at the transition date, with a corresponding adjustment to retained earnings. This is not expected to have a material impact on the balance sheet or income statement.

Other standards

The following standards and interpretations are applicable in future periods but are not expected to have a significant impact on the consolidated financial statements.

•	IFRIC 23 Uncertainty over Tax Treatments

•	IFRS 17 Insurance Contracts

Presentation of specific items

Our income statement and segmental analysis separately identify trading results before specific items (‘adjusted’). The directors believe that presentation of our results in this way is relevant to an understanding of our financial performance, as specific items are identified by virtue of their size, nature or incidence.

This presentation is consistent with the way that financial performance is measured by management and reported to the Board and the Executive Committee and assists in providing a meaningful analysis of our trading results. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.

Furthermore, we consider a columnar presentation to be appropriate, as it improves the clarity of the presentation and is consistent with the way that financial performance is measured by management and reported to the Board and the Executive Committee.

Specific items may not be comparable to similarly titled measures used by other companies. Examples of charges or credits meeting the above definition and which have been presented as specific items in the current and/or prior years include acquisitions/disposals of businesses and investments, regulatory settlements, historical insurance or litigation claims, business restructuring programmes, asset impairment charges, property rationalisation programmes, net interest on pensions and the settlement of multiple tax years. In the event that other items meet the criteria, which are applied consistently from year to year, they are also treated as specific items.

Specific items for the current and prior years are disclosed in note 10.

2. Prior year restatement and opening balance adjustments

Revision of segment results

During the year we reduced the number of our customer-facing units with a corresponding impact on reportable segments. Our BT Consumer and EE customer-facing units were brought together on 1 April 2018, and our Business and Public Sector and Wholesale and Ventures customer-facing units were combined on

1 October 2018. The group now has four customer-facing units:

•	Consumer (formerly BT Consumer and EE)

•	Enterprise (formerly Business and Public Sector and Wholesale and Ventures)

•	Global Services

•	Openreach.

During the year we also transferred our Northern Ireland Networks business from Enterprise to Openreach.

Where appropriate, comparative results for all four customer-facing units have been revised to be presented on a consistent basis. This affects the segment information and employees disclosures. See notes 5 and 8 respectively.

Restatement of previously issued financial statements for IAS 19 accounting valuation of retirement benefit obligations

On 27 July 2018 we announced that we had been alerted to an error made by our independent external actuary in the actuary’s calculation of our IAS 19 accounting valuation of retirement benefit obligations at 31 March 2018. Our independent external actuary is employed as an expert to calculate the IAS 19 accounting valuation on behalf of management. The error resulted from the incorrect application of changes to demographic assumptions. Management determined that the error was material with respect to the statement of comprehensive income and would require us to restate the previously issued consolidated financial statements for the year ended 31 March 2018.

The accounting error understated the net pension obligation, after tax, at 31 March 2018 by £393m (£476m gross of deferred tax) and overstated total equity in the balance sheet by £393m. The re-measurement gain of the net pension obligation recorded within the statement of comprehensive income for the year ended 31 March 2018 was overstated by £476m and tax expense on the pension re-measurement was overstated by £83m.

The error has no effect on the income statement or the cash flow statement or any amounts included in the financial statements for the year ending 31 March 2017. It also has no effect on the 2017 triennial funding valuation of the BT Pension Scheme, associated cash contributions or on the pension scheme members.

Opening balance adjustments resulting from the implementation of IFRS 15 and IFRS 9

The transition methods we have chosen in applying IFRS 9 and IFRS 15 mean we do not restate comparative information for the impact of these standards. We have instead adjusted the 1 April 2018 balance sheet to reflect the impact on opening retained earnings of recognition of the IFRS 15 contract asset and liability, and for the IFRS 9 expected loss allowance.

Impact of restatement and opening balance adjustments

Set out below is the impact of these items on the group statement of comprehensive income and balance sheet. They are reflected in the group statement of changes in equity as presented on page 113.

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2. Prior year restatement and opening balance adjustments continued

Group statement of comprehensive income

	Year ended 31 March 2018 (as published) £m	Pension restatement £m	Year ended 31 March 2018 (restated) £m
Profit for the period	2,032	–	2,032

Other comprehensive income (loss)
Items that will not be reclassified to the income statement:
Remeasurements of the net pension obligation	2,160	(476)	1,684
Tax on pension remeasurements	(346)	83	(263)
Items that have been or may be reclassified subsequently to the income statement:
Exchange differences on translation of foreign operations	(188)	–	(188)
Fair value movements on available-for-sale assets	11	–	11
Movements in relation to cash flow hedges:		–
net fair value (losses) gains	(368)	–	(368)
recognised in income and expense	277	–	277
Tax on components of other comprehensive income that have been or may be reclassified	1	–	1

Other comprehensive profit (loss) for the period, net of tax	1,547	(393)	1,154

Total comprehensive income (loss) for the period	3,579	(393)	3,186

Group balance sheet

	At 31 March 2018 (as published) £m	Pension restatement £m	At 31 March 2018 (restated) £m	IFRS 9 & 15 opening balance adjustment £m	At 1 April 2018 £m
Non-current assets
Intangible assets	14,447	–	14,447	–	14,447
Property, plant and equipment	17,000	–	17,000	–	17,000
Trade and other receivables	317	–	317	114	431
Contract assets	–	–	–	198	198
Deferred tax assets	1,243	83	1,326	–	1,326
Other non-current assets	1,403	–	1,403	–	1,403

	34,410	83	34,493	312	34,805

Current assets
Trade and other receivables	4,014	–	4,014	(337)	3,677
Contract assets	–	–	–	1,417	1,417
Cash and cash equivalents	528	–	528	–	528
Other current assets	3,807	–	3,807	–	3,807

	8,349	–	8,349	1,080	9,429

Current liabilities
Loans and other borrowings	2,281	–	2,281	–	2,281
Trade and other payables	7,168	–	7,168	(1,409)	5,759
Contract liabilities	–	–	–	1,406	1,406
Current tax liabilities	83	–	83	248	331
Other current liabilities	653	–	653	–	653

	10,185	–	10,185	245	10,430

Total assets less current liabilities	32,574	83	32,657	1,147	33,804

Non-current liabilities
Loans and other borrowings	11,994	–	11,994	–	11,994
Contract liabilities	–	–	–	87	87
Retirement benefit obligations	6,371	476	6,847	–	6,847
Other non-current liabilities	3,905	–	3,905	–	3,905

	22,270	476	22,746	87	22,833

Equity
Share capital	499	–	499	–	499
All other reserves	8,046	–	8,046	–	8,046
Retained earnings	1,759	(393)	1,366	1,060	2,426

Total equity	10,304	(393)	9,911	1,060	10,971

	32,574	83	32,657	1,147	33,804

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Notes to the consolidated financial statements continued

3. Critical accounting estimates and key judgements

The preparation of financial statements in conformity with IFRS requires the use of accounting estimates and assumptions. It also requires management to exercise its judgement in the process of applying our accounting policies. We continually evaluate our estimates, assumptions and judgements based on available information and experience. As the use of estimates is inherent in financial reporting, actual results could differ from these estimates. Management has discussed its critical accounting estimates and associated disclosures with the Audit and Risk Committee. The areas involving a higher degree of judgement or complexity are described in the applicable notes to the financial statements. Critical accounting estimates and key judgements can be identified throughout the notes by the following symbol ..

We have the following critical accounting estimates (E) and key judgements (J):

•	Current and deferred income tax, see note 11 (E, J).

•	Goodwill impairment, see note 14 (E, J).

•	Government grants relating to Broadband Delivery UK (BDUK) contracts, see note 15 (J).

•	Provisions and contingent liabilities, see note 19 (E, J).

•	Pension obligations, see note 20 (E, J).

4. Significant accounting policies that apply to the overall financial statements

The significant accounting policies applied in the preparation of our consolidated financial statements are set out below. Other significant accounting policies applicable to a particular area are disclosed in the most relevant note. We have applied all policies consistently to all the years presented, unless otherwise stated.

Basis of consolidation

The group financial statements consolidate the financial statements of BT Group plc and its subsidiaries, and include its share of the results of associates and joint ventures using the equity method of accounting. The group recognises its direct rights to (and its share of) jointly held assets, liabilities, revenues and expenses of joint operations under the appropriate headings in the consolidated financial statements.

All business combinations are accounted for using the acquisition method regardless of whether equity instruments or other assets are acquired. No material acquisitions were made in the year.

A subsidiary is an entity that is controlled by another entity, known as the parent or investor. An investor controls an investee when the investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Non-controlling interests in the net assets of consolidated subsidiaries, which consist of the amounts of those interests at the date of the original business combination and non-controlling share of changes in equity since the date of the combination, are not material to the group’s financial statements.

The results of subsidiaries acquired or disposed of during the year are consolidated from and up to the date of change of control. Where necessary, accounting policies of subsidiaries have been aligned with the policies adopted by the group. All intra-group transactions including any gains or losses, balances, income or expenses are eliminated in full on consolidation.

When the group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. The profit or loss on disposal is recognised as a specific item.

Inventories

Network maintenance equipment and equipment to be sold to customers are stated at the lower of cost or net realisable value, taking into account expected revenue from the sale of packages comprising a mobile handset and a subscription. Cost corresponds to purchase or production cost determined by either the first in first out (FIFO) or average cost method.

Government grants

Government grants are recognised when there is reasonable assurance that the conditions associated with the grants have been complied with and the grants will be received.

Grants for the purchase or production of property, plant and equipment are deducted from the cost of the related assets and reduce future depreciation expense accordingly. Grants for the reimbursement of operating expenditure are deducted from the related category of costs in the income statement. Estimates and judgements applied in accounting for government grants received in respect of the BDUK programme and other rural superfast broadband contracts are described in note 15.

Once a government grant is recognised, any related deferred income is treated in accordance with IAS 20 ‘Accounting for Government Grants and Disclosure of Government Assistance’.

Foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of transactions and the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the income statement line which most appropriately reflects the nature of the item or transaction.

On consolidation, assets and liabilities of foreign undertakings are translated into sterling at year end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the year (unless this average is not a reasonable approximation of the cumulative effects of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). Foreign exchange differences arising on the retranslation of foreign undertakings are recognised directly in a separate component of equity, the translation reserve.

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4. Significant accounting policies that apply to the overall financial statements continued

In the event of the disposal of an undertaking with assets and liabilities denominated in a foreign currency, the cumulative translation difference associated with the undertaking in the translation reserve is charged or credited to the gain or loss on disposal recognised in the income statement.

Research and development

Research expenditure is recognised in the income statement in the period in which it is incurred. Development expenditure, including the cost of internally developed software, is recognised in the income statement in the period in which it is incurred unless it is probable that economic benefits will flow to the group from the asset being developed, the cost of the asset can be reliably measured and technical feasibility can be demonstrated, in which case it is capitalised as an intangible asset on the balance sheet.

Capitalisation ceases when the asset being developed is ready for use. Research and development costs include direct and indirect labour, materials and directly attributable overheads.

Leases

Under IAS 17, the determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.

Leases of property, plant and equipment where we hold substantially all the risks and rewards of ownership are classified as finance leases. Finance lease assets are capitalised at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method.

Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease.

Termination benefits

Termination benefits (leaver costs) are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. We recognise termination benefits when they are demonstrably committed to the affected employees leaving the group.

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Notes to the consolidated financial statements continued

5. Segment information

Significant accounting policies that apply to segment information

Operating and reportable segments

Our operating segments are reported based on financial information provided to the Executive Committee, which is the key management committee and represents the ‘chief operating decision maker’.

Our organisational structure reflects the different customer groups to which we provide communications products and services via our customer-facing units: Consumer, Enterprise, Global Services and Openreach. The customer-facing units are supported by an internal service unit, Technology, and corporate units including procurement and property management.

The customer-facing units are our reportable segments and generate substantially all of our revenue. Technology and the group’s corporate units are not reportable segments as they did not meet the quantitative thresholds as set out in IFRS 8 ‘Operating Segments’ for any of the years presented.

We aggregate the remaining operations and include within the ‘Other’ category to reconcile to the consolidated results of the group. The ‘Other’ category includes unallocated Technology costs and our corporate units.

Allocation of certain items to segments

Provisions for the settlement of significant legal, commercial and regulatory disputes, which are negotiated at a group level, are initially recorded in the ‘Other’ segment. On resolution of the dispute, the full impact is recognised in the results of the relevant customer-facing unit and offset in the group results through the utilisation of the provision previously charged to the ‘Other’ segment. Settlements which are particularly significant or cover more than one financial year may fall within the definition of specific items as detailed in note 10.

The costs incurred by Technology and corporate units are recharged to the customer-facing units to reflect the services it provides to them. Depreciation and amortisation incurred by Technology in relation to the networks and systems it manages and operates on behalf of the customer-facing units is allocated to the customer-facing units based on their respective utilisation. Capital expenditure incurred by Technology for specific projects undertaken on behalf of the customer-facing units is allocated based on the value of the directly attributable expenditure incurred. Where projects are not directly attributable to a particular customer-facing unit, capital expenditure is allocated between them based on the proportion of estimated future economic benefits.

Specific items are detailed in note 10 and are not allocated to the reportable segments as this reflects how they are reported to the Executive Committee. Finance expense and income are not allocated to the reportable segments, as the central treasury function manages this activity, together with the overall net debt position of the group.

Measuring segment performance

Performance of each reportable segment is measured based on adjusted EBITDA. EBITDA is defined as the group profit or loss before interest, taxation, depreciation and amortisation. Adjusted EBITDA is defined as EBITDA before specific items, net non-interest related finance expense, and share of profits or losses of associates and joint ventures. Adjusted EBITDA is considered to be a useful measure of the operating performance of the customer-facing units because it approximates the underlying operating cash flow by eliminating depreciation and amortisation and also provides a meaningful analysis of trading performance by excluding specific items, which are disclosed separately by virtue of their size, nature or incidence.

Revenue recognition

Our revenue recognition policy is set out in the following note.

Internal revenue and costs

Most of our internal trading relates to Openreach and arises on rentals, and any associated connection or migration charges, of the UK access lines and other network products to the customer-facing units, including the use of BT Ireland’s network. This occurs both directly, and also indirectly, through Technology which is included within the ‘Other’ segment. Enterprise internal revenue arises from Consumer for mobile Ethernet access and Technology for transmission planning services. Internal revenue arising in Consumer relates primarily to employee broadband and wi-fi services. Intra-group revenue generated from the sale of regulated products and services is based on market price. Intra-group revenue from the sale of other products and services is agreed between the relevant customer-facing units and therefore the profitability of customer-facing units may be impacted by transfer pricing levels.

Geographic segmentation

The UK is our country of domicile and we generate the majority of our revenue from external customers in the UK. The geographic analysis of revenue is based on the country of origin in which the customer is invoiced. The geographic analysis of non-current assets, which exclude derivative financial instruments, investments and deferred tax assets, is based on the location of the assets.

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Additional information

5. Segment information continued

Segment revenue and profit

As explained in note 2, our reportable segments changed during the year as a result of a reduction in the number of our customer-facing units. The BT Consumer and EE segments disclosed in last year’s accounts have been combined into a single reportable segment named ‘Consumer’, and the Business and Public Sector and Wholesale and Ventures segments now form a single reportable segment, ‘Enterprise’. We also transferred our Northern Ireland Networks business from Enterprise to Openreach and reclassified certain internal revenues generated by our Ventures businesses as segmental revenue rather than as an internal recovery of cost. The prior year comparatives presented in this note have been restated to reflect these changes.

Year ended 31 March 2019 (IFRS 15)	Consumer £m	Enterprise £m	Global Services £m	Openreach £m	Other £m	Total £m
Segment revenue	10,695	6,292	4,735	5,075	3	26,800
Internal revenue	(107)	(359)	–	(2,875)	–	(3,341)

Revenue from external customers[a]	10,588	5,933	4,735	2,200	3	23,459

Adjusted EBITDA[b]	2,534	1,990	505	2,423	(60)	7,392
Depreciation and amortisation[a]	(1,024)	(634)	(370)	(1,468)	(50)	(3,546)

Operating profit (loss)[a]	1,510	1,356	135	955	(110)	3,846

Specific items (note 10)						(425)
Operating profit						3,421
Net finance expense[c]						(756)
Share of post tax profit (loss) of associates and joint ventures						1

Profit before tax						2,666

Year ended 31 March 2018 (restated) (IAS 18)	Consumer £m	Enterprise[d] £m	Global Services £m	Openreach[d] £m	Other £m	Total £m
Segment revenue	10,360	6,647	5,013	5,278	8	27,306
Internal revenue	(103)	(441)	–	(3,016)	–	(3,560)

Revenue from external customers[a]	10,257	6,206	5,013	2,262	8	23,746

Adjusted EBITDA[b]	2,376	2,077	434	2,615	3	7,505
Depreciation and amortisation[a]	(992)	(635)	(424)	(1,401)	(62)	(3,514)

Operating profit (loss)[a]	1,384	1,442	10	1,214	(59)	3,991

Specific items (note 10)						(610)
Operating profit						3,381
Net finance expense[c]						(764)
Share of post tax profit (loss) of associates and joint ventures						(1)

Profit before tax						2,616

Year ended 31 March 2017 (restated) (IAS 18)	Consumer £m	Enterprise[d] £m	Global Services £m	Openreach[d] £m	Other £m	Total £m
Segment revenue	10,024	6,975	5,479	5,250	10	27,738
Internal revenue	(100)	(480)	–	(3,076)	–	(3,656)

Revenue from external customers[a]	9,924	6,495	5,479	2,174	10	24,082

Adjusted EBITDA[b]	2,168	2,261	495	2,734	(13)	7,645
Depreciation and amortisation[a]	(989)	(613)	(439)	(1,414)	(55)	(3,510)

Operating profit (loss)[a]	1,179	1,648	56	1,320	(68)	4,135

Specific items (note 10)						(968)
Operating profit						3,167
Net finance expense[c]						(804)
Share of post tax profit (loss) of associates and joint ventures						(9)

Profit before tax						2,354

[a]	Before specific items.
[b]	Adjusted EBITDA is defined in the alternative performance measures section on page 185.
[c]	Net finance expense includes specific item expense of £139m (2017/18: £218m, 2016/17: £210m). See note 10.
[d]

On 1 October 2018 we transferred our Northern Ireland Networks business from Enterprise to Openreach which resulted in an increase in segment revenue, Adjusted EBITDA and Operating profit in Openreach of £155m, £95m, and £54m and a decrease in segment revenue, Adjusted EBITDA and Operating profit in Enterprise of £117m, £95m, and £54m for the year ended 31 March 2018 and an increase in segment revenue, Adjusted EBITDA and Operating profit in Openreach of £152m, £101m, and £56m and a decrease in segment revenue, Adjusted EBITDA and Operating profit in Enterprise of £112m, £101m, and £56m for the year ended 31 March 2017. Additionally, within the Enterprise segment, we reclassified £224m and £242m of internal revenue generated by our Ventures businesses as segmental revenue rather than as an internal recovery of cost for the years ended 31 March 2018 and 2017, respectively.

124 BT Group plc	Annual Report 2019

Notes to the consolidated financial statements continued

5. Segment information continued

Internal revenue and costs

	Internal cost recorded by
Year ended 31 March 2019	Consumer £m	Enterprise £m	Global Services £m	Openreach £m	Other £m	Total £m
Internal revenue recorded by
Consumer	–	69	20	–	18	107
Enterprise	63	–	51	177	68	359
Global Services	–	–	–	–	–	–
Openreach	920	401	112	–	1,442	2,875

Total	983	470	183	177	1,528	3,341

	Internal cost recorded by
Year ended 31 March 2018	Consumer £m	Enterprise £m	Global Services £m	Openreach £m	Other £m	Total £m
Internal revenue recorded by
Consumer	–	65	20	–	18	103
Enterprise[a]	130	–	51	173	87	441
Global Services	–	–	–	–	–	–
Openreach[a]	896	480	125	–	1,515	3,016

Total	1,026	545	196	173	1,620	3,560

	Internal cost recorded by
Year ended 31 March 2017	Consumer £m	Enterprise £m	Global Services £m	Openreach £m	Other £m	Total £m
Internal revenue recorded by
Consumer	–	62	20	–	18	100
Enterprise[a]	148	–	71	165	96	480
Global Services	–	–	–	–	–	–
Openreach[a]	910	536	158	–	1,472	3,076

Total	1,058	598	249	165	1,586	3,656

[a]

On 1 October 2018 we transferred our Northern Ireland Networks business from Enterprise to Openreach and we reclassified certain internal revenues generated by our Ventures businesses as segmental revenue rather than an internal recovery of cost. This increases internal revenue recorded by Enterprise by £224m in the year ended 31 March 2018 and £242m in the year ended 31 March 2017. Internal revenue for Openreach has increased by £38m in the year ended 31 March 2018 and £40m in the year ended 31 March 2017.

Capital expenditure

Year ended 31 March 2019	Consumer £m	Enterprise £m	Global Services £m	Openreach £m	Other £m	Total £m
Intangible assets[a]	276	180	93	82	49	680
Property, plant and equipment[b]	718	321	152	1,999	93	3,283

Capital expenditure	994	501	245	2,081	142	3,963

Acquisition of spectrum[a]	–	–	–	–	304	304

Capital expenditure including spectrum	994	501	245	2,081	446	4,267

Year ended 31 March 2018 (restated)	Consumer £m	Enterprise £m	Global Services £m	Openreach £m	Other £m	Total £m
Intangible assets[a]	236	180	92	70	64	642
Property, plant and equipment[b,c]	683	312	186	1,629	70	2,880

Capital expenditure	919	492	278	1,699	134	3,522

Year ended 31 March 2017 (restated)	Consumer £m	Enterprise £m	Global Services £m	Openreach £m	Other £m	Total £m
Intangible assets[a]	225	141	126	74	55	621
Property, plant and equipment[b,c]	628	313	235	1,546	111	2,833

Capital expenditure	853	454	361	1,620	166	3,454

[a]	Additions to intangible assets as presented in note 14.
[b]	Additions to property, plant and equipment as presented in note 15, inclusive of movement on engineering stores.
[c]

On 1 October 2018 we transferred our Northern Ireland Networks business from Enterprise to Openreach. This decreased property, plant and equipment in Enterprise and increased property, plant and equipment in Openreach by £41m and £47m in the years ended 31 March 2018 and 31 March 2017 respectively.

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Additional information

5. Segment information continued

Geographic segmentation

Revenue from external customers

Year ended 31 March	2019 £m	2018 £m	2017 £m
UK	19,683	19,687	19,421
Europe, Middle East and Africa, excluding the UK	2,280	2,489	2,841
Americas	936	996	1,148
Asia Pacific	560	574	672

Revenue[a]	23,459	23,746	24,082

[a]	Before specific items.

Non-current assets

At 31 March	2019 £m	2018 £m	2017 £m
UK	30,049	28,835	28,810
Europe, Middle East and Africa, excluding the UK	2,217	2,527	2,535
Americas	336	331	424
Asia Pacific	110	109	149

Non-current assets[a]	32,712	31,802	31,918

[a]	Comprising the following balances presented in the group balance sheet: intangible assets; property, plant and equipment; investments in associates and joint ventures; and trade and other receivables.

6. Revenue

We adopted IFRS 15 on 1 April 2018. The impact of initial application of the standard is described in notes 1 and 2.

Significant accounting policies that apply to revenue

On inception of the contract we identify a “performance obligation” for each of the distinct goods or services we have promised to provide to the customer. The consideration specified in the contract with the customer is allocated to each performance obligation identified based on their relative standalone selling prices, and is recognised as revenue as they are satisfied.

The table below summarises the performance obligations we have identified for our major service lines and provides information on the timing of when they are satisfied and the related revenue recognition policy. Also detailed in this note is revenue expected to be recognised in future periods for contracts in place at 31 March 2019 that contain unsatisfied performance obligations.

Service line	Performance obligations	Revenue recognition policy
ICT and managed networks	Provision of networked IT services, managed network services, and arrangements to design and build software solutions. Performance obligations are identified for each distinct service or deliverable for which the customer has contracted, and are considered to be satisfied over the time period that we deliver these services or deliverables. Commitments to provide hardware to customers that are distinct from the other promises are considered to be satisfied at the point in time that control passes to the customer.	Revenue for services is recognised over time using a measure of progress that appropriately reflects the pattern by which the performance obligation is satisfied. For time and material contracts, revenue is recognised as the service is received by the customer. Where performance obligations exist for the provision of hardware, revenue is recognised at the point in time that the customer obtains control of the promised asset. For long-term fixed price contracts revenue recognition will typically be based on the achievement of contract milestones and customer acceptance.

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6. Revenue continued

Service line	Performance obligations	Revenue recognition policy
Fixed access subscriptions	Provision of broadband, TV and fixed telephony services including local, national and international calls, connections, line rental, and calling features. Performance obligations exist for each ongoing service provided to the customer and are satisfied over the period that the services are provided. Installation services are recognised as distinct performance obligations if their relationship with the other services in the contract is purely functional. These are satisfied when the customer benefits from the service. Connection services are not distinct performance obligations and are therefore combined with the associated service performance obligation.	Fixed subscription charges are recognised as revenue on a straight line basis over the period that the services are provided. Upfront charges for non-distinct connection and installation services are deferred as contract liabilities and are recognised as revenue over the same period. Variable charges such as call charges are recognised when the related services are delivered. Where installation activities are distinct performance obligations, revenue is recognised at the point in time that the installation is completed.
Mobile subscriptions	Provision of mobile postpaid and prepaid services, including voice minutes, SMS, and data services. Performance obligations exist for each ongoing service provided to the customer and are satisfied over the period that the services are provided.	Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice and data services, are recognised as the service is provided. One-off services such as calls outside of plan and excess data usage are recognised when the service is used.
Equipment and other services	Provision of equipment and other services, including mobile phone handsets and hardware such as set top boxes and broadband routers provided as part of customer contracts. Performance obligations are satisfied at the point in time that control passes to the customer. For other services, performance obligations are identified based on the distinct goods and services we have committed to provide.	Revenue from equipment sales is recognised at the point in time that control passes to the customer. Where payment is not received in full at the time of the sale, such as with equipment provided as part of mobile and fixed access subscriptions, contract assets are recognised for the amount due from the customer that will be recovered over the contract period. Revenue to be recognised is calculated by reference to the relative standalone selling price of the equipment. For other services, revenue is recognised when the related performance obligations are satisfied, which could be over time or at a point in time depending on the nature of the service.

We recognise revenue based on the relative standalone selling price of each performance obligation. Determining the standalone selling price often requires judgement and may be derived from regulated prices, list prices, a cost-plus derived price, or the price of similar products when sold on a standalone basis by BT or a competitor. In some cases it may be appropriate to use the contract price when this represents a bespoke price that would be the same for a similar customer in a similar circumstance.

The fixed element of fixed access and mobile subscription arrangements sold by our Consumer business is typically payable in advance, with any variable or one-off charges billed in arrears. Payment is received immediately for direct sales of equipment to customers. Where equipment is provided to customers under mobile and fixed access subscription arrangements, payment for the equipment is received over the course of the contract term. For sales by our enterprise businesses, invoices are issued in line with contractual terms. Payments received in advance are recognised as contract liabilities, amounts billed in arrears are recognised as contract assets.

We do not have any material obligations in respect of returns, refunds or warranties. Where we act as an agent in a transaction, we recognise commission net of directly attributable costs. Where the actual and estimated costs to completion of the contract exceed the estimated revenue, a loss is recognised immediately.

We exercise judgement in assessing whether the initial set-up, transition and transformation phases of long-term contracts are distinct from the other services to be delivered under the contract and therefore represent distinct performance obligations. This determines whether revenue is recognised in the early stages of the contract, or deferred until delivery of the other services promised in the contract begins.

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6. Revenue continued

We recognise immediately the entire estimated loss for a contract when we have evidence that the contract is unprofitable. If these estimates indicate that any contract will be less profitable than previously forecast, contract assets may have to be written down to the extent they are no longer considered to be fully recoverable. We perform ongoing profitability reviews of our contracts in order to determine whether the latest estimates are appropriate. Key factors reviewed include:

•	Transaction volumes or other inputs affecting future revenues which can vary depending on customer requirements, plans, market position and other factors such as general economic conditions.

•	Our ability to achieve key contract milestones connected with the transition, development, transformation and deployment phases for customer contracts.

•	The status of commercial relations with customers and the implications for future revenue and cost projections.

•	Our estimates of future staff and third-party costs and the degree to which cost savings and efficiencies are deliverable.

Disaggregation of revenue from contracts with customers

The following table disaggregates revenue from contracts with customers by our major service lines and by reportable segment. The prior year comparatives have been presented consistent with the presentation in last year’s Annual Report under IAS 18.

Year ended 31 March 2019 (IFRS 15)	Consumer £m	Enterprise £m	Global Services £m	Openreach £m	Other £m	Total £m
ICT and managed networks	–	2,236	2,613	–	–	4,849
Fixed access subscriptions	4,564	2,181	362	2,135	–	9,242
Mobile subscriptions	3,866	1,277	130	–	–	5,273
Equipment and other services	2,158	239	1,630	65	3	4,095

Revenue before specific items	10,588	5,933	4,735	2,200	3	23,459

Specific items (note 10)						(31)
Revenue						23,428

Year ended 31 March (IAS 18)	2018 £m	2017 £m
ICT and managed networks	5,530	5,927
Broadband and TV	4,655	4,477
Mobile	6,451	6,358
Calls, lines and connections	5,126	5,069
Transit	265	404
Other products and services	1,719	1,847

Revenue before specific items	23,746	24,082

Specific items (note 10)	(23)	(20)
Revenue	23,723	24,062

Revenue expected to be recognised in future periods for performance obligations that are not complete (or are partially complete) as at 31 March 2019 is £14,296m. Of this, £9,425m relates to ICT and managed services contracts and equipment and other services which will substantially be recognised as revenue within five years. Fixed access and mobile subscription services typically have shorter contract periods and so £4,871m will substantially be recognised as revenue within two years. Revenue recognised this year relating to performance obligations that were satisfied, or partially satisfied, in previous years was not material.

Contract assets and liabilities

Significant accounting policies that apply to contract assets and liabilities

We recognise contract assets for goods and services for which control has transferred to the customer before consideration is due. These assets mainly relate to mobile handsets provided upfront but paid for over the course of a contract. Contract assets are reclassified as receivables when the right to payment becomes unconditional and we have billed the customer.

Contract liabilities are recognised when we have received advance payment for goods and services that we have not transferred to the customer. These primarily relate to fees received for connection and installation services that are not distinct performance obligations.

Where the initial set-up, transition or transformation phase of a long-term contract is considered to be a distinct performance obligation we recognise a contract asset for any work performed but not billed. Conversely a contract liability is recognised where these activities are not distinct performance obligations and we receive upfront consideration. In this case eligible costs associated with delivering these services are capitalised as fulfilment costs, see note 17.

We provide for expected lifetime losses on contract assets following the policy set out in note 17.

128 BT Group plc	Annual Report 2019

Notes to the consolidated financial statements continued

6. Revenue continued

Contract assets and liabilities recognised at 31 March 2019 are as follows:

	31 March 2019 £m	1 April 2018 £m
Contract assets
Current	1,353	1,417
Non-current	249	198

	1,602	1,615

Contract liabilities
Current	1,225	1,406
Non-current	200	87

	1,425	1,493

£1,216m of the contract liability recognised at 1 April 2018 was recognised as revenue during the year. Impairment losses of £36m were recognised on contract assets during the year. Other than business-as-usual movements there were no significant changes in contract asset and liability balances during the year.

7. Operating costs

Year ended 31 March	Notes	2019 £m	2018 £m	2017 £m
Operating costs by nature
Staff costs:
Wages and salaries		4,264	4,229	4,134
Social security costs		440	461	477
Other pension costs	20	611	624	521
Share-based payment expense	22	67	84	57

Total staff costs		5,382	5,398	5,189
Own work capitalised		(834)	(798)	(813)

Net staff costs		4,548	4,600	4,376
Net indirect labour costs[a]		267	315	399

Net labour costs		4,815	4,915	4,775
Product costs and sales commissions[b]		4,464	4,429	4,588
Payments to telecommunications operators		2,059	2,306	2,653
Property and energy costs		1,325	1,285	1,202
Network operating and IT costs		1,026	963	983
TV programme rights charges		841	763	714
Provision and installation[b]		624	657	669
Marketing and sales[b]		322	317	365
Other operating costs[b]		831	830	675
Other operating income		(240)	(224)	(187)
Depreciation of property, plant and equipment
Owned assets	15	2,390	2,381	2,382
Held under finance leases	15	2	10	10
Amortisation of intangible assets[c]	14	1,154	1,123	1,118

Total operating costs before specific items		19,613	19,755	19,947

Specific items	10	394	587	948

Total operating costs		20,007	20,342	20,895

Operating costs before specific items include the following:
Leaver costs[d]		17	50	86
Research and development expenditure[e]		643	632	638
Operating lease charges		801	732	692
Foreign currency gains		(11)	0	(12)
Inventories recognised as an expense		2,388	2,588	2,680
Government grants		(3)	(3)	(5)

[a]	Net of capitalised indirect labour costs of £672m (2017/18: £612m, 2016/17: £463m).
[b]

Included within ‘other operating costs’ in prior years were costs relating to product costs and commissions; provision and installation; and marketing and sales. These are now presented separately. The ‘other operating costs’ comparative for 2017/18 and 2016/17 has been re-presented for consistency.

[c]	Excludes £nil (2017/18: £nil, 2016/17: £62m) of amortisation presented as specific items which relate to a write-off of software costs as a result of the integration of EE.
[d]

Leaver costs are included within wages and salaries, except for leaver costs of £257m (2017/18: £168m, 2016/17: £37m) associated with restructuring and EE integration costs, which have been recorded as specific items.

[e]

Research and development expenditure reported in the income statement includes amortisation of £581m (2017/18: £573m, 2016/17: £577m) in respect of internally developed computer software and operating expenses of £62m (2017/18: £59m, 2016/17: £61m). In addition, the group capitalised software development costs of £472m (2017/18: £450m, 2016/17: £457m).

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7. Operating costs continued

Who are our key management personnel and how are they compensated?

Key management personnel comprise executive and non-executive directors and members of the Executive Committee.

Compensation of key management personnel is shown in the table below:

Year ended 31 March	2019 £m	2018 £m	2017 £m
Short-term employee benefits	13.5	11.8	10.5
Post employment benefits[a]	1.2	1.3	1.3
Share-based payments	5.0	6.2	5.6
Termination benefits	0.6	2.2	–

	20.3	21.5	17.4

[a]

Post employment benefits comprise cash pensions allowances paid to the Chief Executive Officer and Chief Financial Officer. The group does not contribute to defined contribution or defined benefit pension schemes on behalf of key management personnel.

Key management personnel are compensated solely in the form of cash and share-based payments. During the current and prior years, key management personnel made no gains from exercise of share options.

8. Employees

	2019		2018		2017
Number of employees in the group[a]	Year end 000	Average 000	Year end 000	Average 000	Year end 000	Average 000
UK	84.3	83.4	82.2	82.5	82.8	82.2
Non-UK	22.4	23.1	23.6	23.7	23.6	22.8

Total employees	106.7	106.5	105.8	106.2	106.4	105.0

As explained in note 2, we reduced the number of our customer-facing units during the year. BT Consumer and EE have been combined into ‘Consumer’, and Business and Public Sector and Wholesale and Ventures have been combined into ‘Enterprise’. We also transferred c700 employees in our Northern Ireland Networks business from Enterprise to Openreach. The prior year comparatives presented in the table below have been restated to reflect these changes.

	2019		2018		2017
Number of employees in the group[a]	Year end 000	Average 000	Year end 000	Average 000	Year end 000	Average 000
Consumer	19.7	19.0	18.2	18.0	17.9	16.8
Enterprise[b]	13.4	13.8	13.2	13.5	13.4	13.2
Global Services	16.6	16.8	16.9	17.3	17.5	17.4
Openreach[b]	33.2	31.9	31.2	31.1	30.9	31.6
Other	23.8	25.0	26.3	26.3	26.7	26.0

Total employees	106.7	106.5	105.8	106.2	106.4	105.0

[a]	These reflect the full-time equivalent of full and part-time employees.
[b]	The 2018 and 2017 comparatives have been restated to reflect the change in segments and the transfer of Northern Ireland Networks as described above.

130 BT Group plc	Annual Report 2019

Notes to the consolidated financial statements continued

9. Audit, audit related and other non-audit services

The following fees were paid or are payable to the company’s auditors, KPMG LLP and other firms in the KPMG network, for the year ended 31 March 2019. Figures in the table below for the years ended 31 March 2017 and 2018 are in respect of fees paid to the company’s previous auditors, PricewaterhouseCoopers LLP.

Year ended 31 March	2019 £000	2018 £000	2017 £000
Fees payable to the company’s auditors and its associates for:
Audit services[a,b]
The audit of the parent company and the consolidated financial statements	8,165	5,418	4,316
The audit of the company’s subsidiaries	6,061	5,877	5,675

	14,226	11,295	9,991

Audit related assurance services[c]	2,236	1,771	1,865

Other non-audit services
Taxation compliance services[d]	–	–	366
Taxation advisory services[e]	–	–	111
All other assurance services[f]	748	211	200
All other services[g]	210	592	2,332

	958	803	3,009

Total services	17,420	13,869	14,865

[a]

Services in relation to the audit of the parent company and the consolidated financial statements, including fees for reports under section 404 of the Sarbanes-Oxley Act. This also includes fees payable for the statutory audits of the financial statements of subsidiary companies. This excludes amounts for the audit of BT Group Employee Share Ownership Trust and Ilford Trustees (Jersey) Limited amounting to £32,000.

[b]

During the year a further £446,000 of fees were payable to PricewaterhouseCoopers LLP in relation to the audit of 2017/18 subsidiary accounts and the audit of our restated IAS 19 accounting valuation of retirement benefit obligations, which have not been included in the 2019 balances in the above table.

[c]

Services in relation to other statutory filings or engagements that are required by law or regulation to be carried out by an appointed auditor. This includes fees for the review of interim results, the accrued fee for the audit of the group’s regulatory financial statements and reporting associated with the group’s US debt shelf registration.

[d]	Services relating to tax returns, tax audits, monitoring and enquiries.
[e]	Fees payable for all taxation advisory services not falling within taxation compliance.
[f]

All other assurance services include fees payable to KPMG LLP for agreed upon procedures performed on the estimated impact of the new IFRS 15 revenue accounting standard, which took effect from 1 April 2018 for the 2017/18 audit.

[g]	Fees payable for all non-audit services not covered above, principally comprising other advisory services.

The BT Pension Scheme is an associated pension fund as defined in the Companies (Disclosure of Auditor Remuneration and Liability Limitation Agreements) (Amendment) Regulations 2011. In the year ended 31 March 2019 KPMG LLP received total fees from the BT Pension Scheme of £1.1m (PricewaterhouseCoopers LLP: 2017/18: £2.1m, 2016/17: £2.1m) in respect of the following services:

Year ended 31 March	2019 £000	2018 £000	2017 £000
Audit of financial statements of associates	1,005	345	251
Audit-related assurance services	53	–	–
Taxation compliance services	–	153	210
Taxation advisory services	–	1,074	493
Other non-audit services	62	565	1,168

Total services	1,120	2,137	2,122

10. Specific items

Significant accounting policies that apply to specific items

We separately identify and disclose those items that in management’s judgement need to be disclosed by virtue of their size, nature or incidence (termed ‘specific items’). Specific items are used to derive the adjusted results as presented in the consolidated income statement presented on page 110. Adjusted results are consistent with the way that financial performance is measured by management and assists in providing an additional analysis of the reporting trading results of the group. Specific items may not be comparable to similarly titled measures used by other companies.

In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors. Examples of charges or credits meeting the above definition and which have been presented as specific items in the current and/or prior years include acquisitions/disposals of businesses and investments, retrospective regulatory matters, historical insurance or litigation claims, business restructuring programmes, asset impairment charges, property rationalisation programmes, net interest on pensions and the settlement of multiple tax years. In the event that items meet the criteria, which are applied consistently from year to year, they are treated as specific items.

BT Group plc	Annual Report 2019

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Governance

Financial statements

Additional information

10. Specific items continued

Year ended 31 March	2019 £m	2018 £m	2017 £m

Revenue
Italian business investigation	–	–	22
Retrospective regulatory matters	31	23	(2)

	31	23	20

Operating costs
EE acquisition warranty claims	–	225	–
Restructuring charges	386	241	–
EE integration costs	–	46	215
Property rationalisation costs	36	28	–
Pension equalisation costs	26	–	–
Retrospective regulatory matters	(4)	26	481
Italian business investigation	(55)	22	238
Out of period irrecoverable VAT	–	–	30
Profit (loss) on disposal of businesses	5	(1)	(16)

	394	587	948

Operating loss	425	610	968

Net finance expense
Interest expense on retirement benefit obligation	139	218	209
Interest on out of period irrecoverable VAT	–	–	1

	139	218	210

Net specific items charge before tax	564	828	1,178

Taxation
Tax credit on specific items above	(112)	(87)	(154)
Tax credit on re-measurement of deferred tax	–	–	(63)

	(112)	(87)	(217)

Net specific items charge after tax	452	741	961

Restructuring charges

During the year we incurred charges of £386m (2017/18: £241m, 2016/17: £nil), primarily relating to leaver costs. These costs reflect projects within our group-wide cost transformation programme and include costs related to the remaining integration of EE and £23m costs to close the BT Pension Scheme and provide transition payments to affected employees.

EE integration costs

EE integration costs incurred in prior years (2017/18: £46m, 2016/17: £215m) relate to EE related restructuring and leaver costs. In 2016/17, this also included a £62m amortisation charge relating to the write-off of IT assets as we integrated the EE and BT IT infrastructure. In the current year remaining EE integration activities have been combined into the wider restructuring programme.

Retrospective regulatory matters

We have recognised a net charge of £27m (2017/18: £49m, 2016/17: £479m) in relation to regulatory matters in the year. This reflects the completion of the majority of compensation payments to other communications providers in relation to Ofcom’s March 2017 findings of its investigation into our historical practices on Deemed Consent by Openreach, and new matters arising. Of this, £31m is recognised in revenue offset by £4m in operating costs.

Pension equalisation costs

During the year we recognised a charge of £26m (2017/18: £nil, 2016/17: £nil) in relation to the high court requirement to equalise pension benefits between men and women due to guaranteed minimum pension (GMP).

Property rationalisation costs

We have recognised a charge of £36m (2017/18: £28m, 2016/17: £nil) relating to the rationalisation of the group’s property portfolio and a reassessment of lease-end obligations.

Italian business investigation

During the year we have released £(55)m provisions relating to settlement of various matters in our Italian business (2017/18: a charge of £22m, 2016/17: a charge of £238m).

Interest expense on retirement benefit obligation

During the year we incurred £139m (2017/18: £218m, 2016/17: 209m) of interest costs in relation to our defined benefit pension obligations. See note 20 for more details.

Tax on specific items

A tax credit of £112m (2017/18: £87m, 2016/17: 154m) was recognised in relation to specific items.

132 BT Group plc	Annual Report 2019

Notes to the consolidated financial statements continued

10. Specific items continued

EE acquisition warranty claims

In the prior year we reached settlements with Deutsche Telekom and Orange in respect of any warranty claims under the 2015 EE acquisition agreement, arising from the issues previously announced regarding our operations in Italy. This represents a full and final settlement of these issues and resulted in a specific item charge of £225m.

11. Taxation

Significant accounting policies that apply to taxation

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the group’s subsidiaries, associates and joint ventures operate and generate taxable income. We periodically evaluate positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and establish provisions where appropriate on the basis of the amounts expected to be paid to tax authorities.

Deferred tax is recognised, using the liability method, in respect of temporary differences between the carrying amount of our assets and liabilities and their tax base. Deferred tax is determined using tax rates that are expected to apply in the periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised. Deferred tax balances for which there is a right of offset within the same jurisdiction are presented net on the face of the group balance sheet as permitted by IAS 12, with the exception of deferred tax related to our pension schemes which is disclosed within deferred tax assets.

Critical accounting judgements and key estimates made in accounting for taxation

We seek to pay tax in accordance with the laws of the countries where we do business. However, in some areas these laws are unclear, and it can take many years to agree an outcome with a tax authority or through litigation. We estimate our tax on country-by-country and issue-by-issue bases. Our key uncertainties are whether EE’s tax losses will be available to us, whether our intra-group trading model will be accepted by a particular tax authority and whether intra-group payments are subject to withholding taxes. We provide for the most likely outcome where an outflow is probable, but the agreed amount can differ materially from our estimates. Approximately 85% by value of the provisions are under active tax authority examination and are therefore likely to be re-estimated or resolved in the coming 12 months. £252m (2017/18: £240m) is included in current tax liabilities in relation to these uncertainties.

Under a downside case an additional amount of £556m could be required to be paid, of which £474m would relate to EE losses. This amount is not provided as we don’t consider this outcome to be probable.

Deciding whether to recognise deferred tax assets is judgemental. We only recognise them when we consider it is probable that they can be recovered. In making this judgement we consider evidence such as historical financial performance, future financial plans and trends, the duration of existing customer contracts and whether our intra-group pricing model has been agreed by the relevant tax authority.

The value of the group’s income tax assets and liabilities is disclosed on the group balance sheet on page 112. The value of the group’s deferred tax assets and liabilities is disclosed below.

BT Group plc	Annual Report 2019

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Financial statements

Additional information

11. Taxation continued

Analysis of our taxation expense for the year

Year ended 31 March	2019 £m	2018 £m	2017 £m
United Kingdom
Corporation tax at 19% (2017/18: 19%, 2016/17: 20%)	(434)	(578)	(555)
Adjustments in respect of earlier years	(9)	37	33
Non-UK taxation
Current	(74)	(66)	(109)
Adjustments in respect of earlier years	15	23	–

Total current tax expense	(502)	(584)	(631)

Deferred taxation
Origination and reversal of temporary differences	(20)	46	96
Adjustments in respect of earlier years	2	(57)	26
Impact of change in UK corporation tax rate to 17% (2017/18: 17%, 2016/17: 17%)	–	–	63
Remeasurement of temporary differences	13	11	–

Total deferred taxation (expense) credit	(5)	–	185

Total taxation expense	(507)	(584)	(446)

Factors affecting our taxation expense for the year

The taxation expense on the profit for the year differs from the amount computed by applying the UK corporation tax rate to the profit before taxation as a result of the following factors:

Year ended 31 March	2019 £m	2018 £m	2017 £m
Profit before taxation	2,666	2,616	2,354

Expected taxation expense at UK rate of 19% (2017/18: 19%, 2016/17: 20%)	(506)	(497)	(471)
Effects of:
(Higher) lower taxes on non-UK profits	(7)	(8)	(29)
Net permanent differences between tax and accounting[a]	(36)	(100)	(183)
Adjustments in respect of earlier years[b]	8	3	59
Prior year non-UK losses used against current year profits	21	16	120
Non-UK losses not recognised[c]	–	(9)	(8)
Other deferred tax assets not recognised	–	–	–
Lower taxes on profit on disposal of business	–	–	3
Re-measurement of deferred tax balances	13	11	63
Other non-recurring items	–	–	–

Total taxation expense	(507)	(584)	(446)
Exclude specific items (note 10)	(112)	(87)	(217)

Total taxation expense before specific items	(619)	(671)	(663)

[a]

Includes income that is not taxable or UK income taxable at a different rate, and expenses for which no tax relief is received. Examples include some types of depreciation and amortisation and the benefit of R&D tax incentives.

[b]	Reflects the differences between initial accounting estimates and tax returns submitted to tax authorities, including the release and establishment of provisions for uncertain tax positions.
[c]	Reflects losses made in countries where it has not been considered appropriate to recognise a deferred tax asset, as future taxable profits are not probable.

Tax components of other comprehensive income

Year ended 31 March	2019 Tax credit (expense) £m	2018 Tax credit (expense) (Restated) £m	2017 Tax credit (expense) £m
Tax on items that will not be reclassified to the income statement
Pension remeasurements[a]	384	(263)	416
Tax on items that have been or may be reclassified subsequently to the income statement
Exchange differences on translation of foreign operations	(4)	(9)	21
Fair value movements on cash flow hedges
net fair value gains or losses	(37)	57	(131)
recognised in income and expense	–	(47)	139

	343	(262)	445

Current tax credit[b]	395	203	122
Deferred tax (expense) credit	(52)	(465)	323

	343	(262)	445

[a]	Certain results have been restated to reflect the update to the calculation of our IAS 19 accounting valuation of retirement benefit obligations. See note 2.
[b]	Includes £391m (2017/18: £212m, 2016/17: £110m) relating to cash contributions made to reduce retirement benefit obligations.

134 BT Group plc	Annual Report 2019

Notes to the consolidated financial statements continued

11. Taxation continued

Tax (expense) credit recognised directly in equity

Year ended 31 March	2019 £m	2018 £m	2017 £m
Tax (expense) credit relating to share-based payments	–	(2)	(6)

Deferred taxation

	Fixed asset temporary differences £m	Retirement benefit obligations[b] £m	Share- based payments £m	Tax losses £m	Other £m	Jurisdictional offset £m	Total (Restated) £m
At 1 April 2017	1,432	(1,537)	(17)	(270)	(85)	–	(477)
Expense (credit) recognised in the income statement	11	(104)	4	89	–	–	–
Expense (credit) recognised in other comprehensive income (restated)[a]	–	475	–	–	(10)	–	465
Expense (credit) recognised in equity	–	–	6	–	–	–	6
Exchange differences	–	–	–	(2)	5	–	3
Transfer to current tax	17	–	–	–	–	–	17

At 31 March 2018	1,460	(1,166)	(7)	(183)	(90)	–	14

Non-current
Deferred tax asset	(41)	(1,166)	(7)	(183)	(90)	161	(1,326)
Deferred tax liability	1,501	–	–	–	–	(161)	1,340

At 1 April 2018	1,460	(1,166)	(7)	(183)	(90)	–	14

Expense (credit) recognised in the income statement	(60)	(59)	1	114	(1)	–	(5)
Expense (credit) recognised in other comprehensive income	–	15	–	–	37	–	52
Expense (credit) recognised in equity	–	–	(1)	–	–	–	(1)
Exchange differences	–	–	1	(1)	–	–	–

At 31 March 2019	1,400	(1,210)	(6)	(70)	(54)	–	60

Non-current
Deferred tax asset	(27)	(1,210)	(6)	(70)	(54)	20	(1,347)
Deferred tax liability	1,427	–	–	–	–	(20)	1,407

At 31 March 2019	1,400	(1,210)	(6)	(70)	(54)	–	60

[a]	Certain results have been restated to reflect the update to the calculation of our IAS 19 accounting valuation of retirement benefit obligations. See note 2.
[b]	Includes a deferred tax asset of £2m (2017/18: £2m) arising on contributions payable to defined contribution pension plans.

The majority of the deferred tax assets and liabilities noted above are anticipated to be realised after more than 12 months.

What factors affect our future tax charges?

The rate of UK corporation tax will change from 19% to 17% on 1 April 2020. As deferred tax assets and liabilities are measured at the rates that are expected to apply in the periods of the reversal, deferred tax balances at 31 March 2019 have been calculated at the rate at which the relevant balance is expected to be recovered or settled.

What are our unrecognised tax losses and other temporary differences?

At 31 March 2019 we had operating losses and other temporary differences carried forward in respect of which no deferred tax assets were recognised amounting to £4.2bn (2017/18: £4.1bn). Our other temporary differences have no expiry date restrictions. The expiry date of operating losses carried forward is dependent upon the tax law of the various territories in which the losses arose. A summary of expiry dates for losses in respect of which restrictions apply is set out below:

At 31 March 2019	£m	Expiry

Restricted losses
Europe	16	2019–2038
Americas	205	2019–2038
Other	3	2019–2038

Total restricted losses	224

Unrestricted operating losses	3,905	No expiry

Other temporary differences	108	No expiry

Total	4,237

BT Group plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

11. Taxation continued

At 31 March 2019 we had UK capital losses carried forward in respect of which no deferred tax assets were recognised amounting to £16.9bn (2017/18: £16.9bn). These losses have no expiry date, but we consider the future utilisation of significant amounts of these losses to be remote.

At 31 March 2019 the undistributed earnings of non-UK subsidiaries were £2.5bn (2017/18: £2.4bn). No deferred tax liabilities have been recognised in respect of these unremitted earnings because the group is in a position to control the timing of any dividends from subsidiaries and hence any tax consequences that may arise. Under current tax rules, tax of £18.2m (2017/18: £23.0m) would arise if these earnings were to be repatriated to the UK. On 29 March 2017, the UK Government notified the EU of its intention to withdraw membership from the EU. Depending on the outcome of negotiations we could cease to benefit from the EU Parent Subsidiary directive on dividends paid by our EU subsidiaries. In this event, additional tax of up to £27.5m could arise if the undistributed earnings of EU subsidiaries of £970m were to be repatriated to the UK.

12. Earnings per share

How are earnings per share calculated?

Basic earnings per share is calculated by dividing the profit after tax attributable to equity shareholders by the weighted average number of shares in issue after deducting the own shares held by employee share ownership trusts and treasury shares.

In calculating the diluted earnings per share, share options outstanding and other potential shares have been taken into account where the impact of these is dilutive. Options over 36m shares (2017/18: 23m shares, 2016/17: 27m shares) were excluded from the calculation of the total diluted number of shares as the impact of these is antidilutive.

Year ended 31 March	2019	2018	2017
Basic weighted average number of shares (millions)	9,912	9,911	9,938
Dilutive shares from share options (millions)	6	2	27
Dilutive shares from executive share awards (millions)	57	48	29

Diluted weighted average number of shares (millions)	9,975	9,961	9,994

Basic earnings per share	21.8p	20.5p	19.2p
Diluted earnings per share	21.6p	20.4p	19.1p

The earnings per share calculations are based on profit after tax attributable to equity shareholders of the parent company which excludes non-controlling interests. Profit after tax was £2,159m (2017/18: £2,032m, 2016/17: £1,908m) and profit after tax attributable to non-controlling interests was £3m (2017/18: £4m, 2016/17: £1m). Profit attributable to non-controlling interests is not presented separately in the financial statements as it is not material.

13. Dividends

What dividends have been paid and proposed for the year?

The Board recommends that a final dividend in respect of the year ended 31 March 2019 of 10.78p per share will be paid to shareholders on 9 September 2019 (2017/18: 10.55p paid to shareholders on 3 September), taking the full year proposed dividend per share in respect of 2018/19 to 15.4p (2017/18: 15.4p, 2016/17: 15.4p) which amounts to approximately £1,527m (2017/18: £1,524m, 2016/17: £1,532m). This final dividend is subject to approval by shareholders at the Annual General Meeting and therefore the liability of approximately £1,069m (2017/18: £1,044m, 2016/17: £1,050m) has not been included in these financial statements. The proposed dividend will be payable to all shareholders on the Register of Members on 9 August 2019. The election date for participation in BT’s Dividend Investment Plan in respect of this dividend is 23 August 2019.

The amount of £1,503m (2017/18: £1,524m, 2015/16: £1,436m) for the final and interim dividends is disclosed in our statement of changes in equity and analysed below. This value may differ from the amount shown for equity dividends paid in the group cash flow statement, which represents the actual cash paid in relation to dividend cheques that have been presented over the course of the financial year.

	2019		2018		2017
Year ended 31 March	pence per share	£m	pence per share	£m	pence per share	£m
Final dividend in respect of the prior year	10.55	1,045	10.55	1,044	9.60	954
Interim dividend in respect of the current year	4.62	458	4.85	480	4.85	482

	15.17	1,503	15.40	1,524	14.45	1,436

136 BT Group plc	Annual Report 2019

Notes to the consolidated financial statements continued

14. Intangible assets

Significant accounting policies that apply to intangible assets

We recognise identifiable intangible assets where we control the asset, it is probable that future economic benefits attributable to the asset will flow to the group, and we can reliably measure the cost of the asset. We amortise all intangible assets, other than goodwill, over their useful economic life. The method of amortisation reflects the pattern in which the assets are expected to be consumed. If the pattern cannot be determined reliably, the straight line method is used.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the identifiable net assets (including intangible assets) of the acquired business. Our goodwill impairment policy is set out later in this note.

Acquired intangible assets – customer relationships and brands

Intangible assets such as customer relationships or brands acquired through business combinations are recorded at fair value at the date of acquisition and subsequently carried at amortised cost. Assumptions are used in estimating the fair values of these relationships or brands and include management’s estimates of revenue and profits to be generated by them.

Telecommunications licences

Licence fees paid to governments, which permit telecommunications activities to be operated for defined periods, are initially recorded at cost and amortised from the time the network is available for use to the end of the licence period or where our usage can extend beyond the initial licence period, over the period we expect to benefit from the use of the licences, which is typically 20 years. Licences acquired through business combinations are recorded at fair value at the date of acquisition and subsequently carried at amortised cost. The fair value is based on management’s assumption of future cash flows using market expectations at acquisition date.

Computer software

Computer software comprises computer software licences purchased from third parties, and also the cost of internally developed software. Computer software licences purchased from third parties are initially recorded at cost. We only capitalise costs directly associated with the production of internally developed software, including direct and indirect labour costs of development, where it is probable that the software will generate future economic benefits, the cost of the asset can be reliably measured and technical feasibility can be demonstrated, in which case it is capitalised as an intangible asset on the balance sheet. Costs which do not meet these criteria and research costs are expensed as incurred.

Our development costs which give rise to internally developed software include upgrading the network architecture or functionality and developing service platforms aimed at offering new services to our customers.

Other

Other intangible assets include website development costs and other licences. Items are capitalised at cost and amortised on a straight line basis over their useful economic life or the term of the contract.

Estimated useful economic lives

The estimated useful economic lives assigned to the principal categories of intangible assets are as follows:

• Computer software	2 to 10 years
• Telecommunications licences	2 to 20 years
• Customer relationships and brands	1 to 15 years

Impairment of intangible assets

Intangible assets with finite useful lives are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant cash generating unit and the fair value less costs to dispose.

Goodwill is reviewed for impairment at least annually as described below. Impairment losses are recognised in the income statement, as a specific item. If a cash generating unit is impaired, impairment losses are allocated firstly against goodwill, and secondly on a pro-rata basis against intangible and other assets.

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Additional information

14. Intangible assets continued

	Goodwill £m	Customer relationships and brands £m	Telecoms licences and other £m	Internally developed software £m	Purchased software £m	Total £m

Cost
At 1 April 2017	8,034	3,422	2,945	4,363	1,853	20,617
Additions	–	–	–	517	125	642
Acquisitions	14	–	3	–	–	17
Disposals and adjustments[a]	(3)	–	(3)	(55)	(413)	(474)
Exchange differences	(100)	(12)	6	(3)	9	(100)

At 31 March 2018	7,945	3,410	2,951	4,822	1,574	20,702
Additions	–	–	304	520	160	984
Disposals and adjustments[a]	(2)	–	(3)	(945)	(141)	(1,091)
Transfers	–	–	4	120	(80)	44
Exchange differences	63	7	(4)	1	(8)	59

At 31 March 2019	8,006	3,417	3,252	4,518	1,505	20,698

Accumulated amortisation
At 1 April 2017	–	813	280	3,193	1,302	5,588
Charge for the year	–	379	141	525	78	1,123
Disposals and adjustments[a]	–	–	(3)	(36)	(426)	(465)
Exchange differences	–	(1)	3	(2)	9	9

At 31 March 2018	–	1,191	421	3,680	963	6,255
Charge for the year	–	377	142	525	110	1,154
Disposals and adjustments[a]	–	–	(3)	(941)	(147)	(1,091)
Transfers	–	–	3	(43)	43	3
Exchange differences	–	3	(3)	–	(8)	(8)

At 31 March 2019	–	1,571	560	3,221	961	6,313

Carrying amount
At 31 March 2019	8,006	1,846	2,692	1,297	544	14,385

At 31 March 2018	7,945	2,219	2,530	1,142	611	14,447

[a]

Fully depreciated assets in the group’s fixed asset registers were reviewed during the year, as part of the group’s annual asset verification exercise, and certain assets that were no longer in use have been written off, reducing cost and accumulated depreciation by £1.0bn (2017/18: £0.4bn).

Impairment of goodwill

Significant accounting policies that apply to impairment of goodwill

We perform an annual goodwill impairment review.

Goodwill recognised in a business combination does not generate cash flows independently of other assets or groups of assets. As a result, the recoverable amount, being the value in use, is determined at a cash generating unit (CGU) level. These CGUs represent the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets. Our CGUs are deemed to be legacy BT Consumer, legacy EE, Enterprise, and Global Services.

We allocate goodwill to each of the Cash Generating Units (CGUs) that we expect to benefit from the business combination. Each CGU to which goodwill is allocated represents the lowest level within the group at which the goodwill is monitored for internal management purposes.

The value in use of each CGU is determined using cash flow projections derived from financial plans approved by the Board covering a five-year period. They reflect management’s expectations of revenue, EBITDA growth, capital expenditure, working capital and operating cash flows, based on past experience and future expectations of business performance. Cash flows beyond the fifth year have been extrapolated using perpetuity growth rates.

Critical accounting estimates and key judgements made in reviewing goodwill for impairment

Determining our CGUs

The determination of our CGUs is judgemental. The identification of CGUs involves an assessment of whether the asset or group of assets generate largely independent cash inflows. This involves consideration of how our core assets are operated and whether these generate independent revenue streams. During the year we reviewed our CGUs and have brought together Business and Public Sector and Wholesale and Ventures into ‘Enterprise’, aligning our CGUs to our customer-facing units. The legacy BT Consumer and EE CGUs remain as two separate CGUs due to their having independent cash flows.

138 BT Group plc	Annual Report 2019

Notes to the consolidated financial statements continued

14. Intangible assets continued

Estimating value in use

Our value in use calculations require estimates in relation to uncertain items, including management’s expectations of future revenue growth, operating costs, profit margins, operating cash flows, and the discount rate for each CGU. Future cash flows used in the value in use calculations are based on our latest Board-approved five-year financial plans. Expectations about future growth reflect the expectations of growth in the markets to which the CGU relates. The future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money. The discount rate used in each CGU is adjusted for the risk specific to the asset, including the countries in which cash flow will be generated, for which the future cash flow estimates have not been adjusted.

We tested our goodwill for impairment as at 31 December 2018. The carrying value of goodwill and the key assumptions used in performing the annual impairment assessment and sensitivities are disclosed below.

Cost	Legacy BT Consumer £m	Legacy EE £m	Enterprise £m	Business and Public Sector	Wholesale and Ventures	Global Services £m	Total £m
At 1 April 2017	1,183	2,768	–	2,570	942	571	8,034
Exchange differences	–	–	–	(8)	–	(92)	(100)
Acquisitions and disposals	–	–	–	–	–	11	11

At 31 March 2018	1,183	2,768	–	2,562	942	490	7,945
Transfer	–	–	3,504	(2,562)	(942)	–	–
Exchange differences	–	–	5	–	–	58	63
Acquisitions and disposals	–	–	–	–	–	(2)	(2)

At 31 March 2019	1,183	2,768	3,509	–	–	546	8,006

What discount rate have we used?

The pre-tax discount rates applied to the cash flow forecasts are derived from our post-tax weighted average cost of capital. The assumptions used in the calculation of the group’s weighted average cost of capital are benchmarked to externally available data. The pre-tax discount rate used in performing the value in use calculation in 2018/19 was 8.2% (2017/18: 8.4%). We’ve used the same discount rate for all CGUs except Global Services where we have used 8.7% (2017/18: 8.8%) reflecting higher risk in some of the countries in which Global Services operates.

What growth rates have we used?

The perpetuity growth rates are determined based on the forecast market growth rates of the regions in which the CGU operates, and they reflect an assessment of the long-term growth prospects of that market. The growth rates have been benchmarked against external data for the relevant markets. None of the growth rates applied exceed the expected long-term average growth rates for those markets or sectors. We used a perpetuity growth rate of 2.4% (2017/18: 2.3%) for Global Services and 2.0% (2017/18: 2.0%) for Enterprise and our legacy BT Consumer and EE CGUs.

What sensitivities have we applied?

There is significant headroom in our Enterprise and legacy BT Consumer and EE CGUs. For Global Services, the value in use exceeds the carrying value of the CGU by approximately £1,198m (2017/18: £776m). Any of the following changes in assumptions in isolation would cause the recoverable amount for the CGU to equal its carrying amount:

•	a reduction in the perpetuity growth rate from our 2.4% assumption to a revised assumption of a perpetuity decline rate of 4.1%;

•	an increase in the discount rate from our 8.7% assumption to a revised assumption of 13.6%; or

•	shortfalls in trading performance against forecast resulting in operating cash flows decreasing by 42% each year and in perpetuity.

15. Property, plant and equipment

Significant accounting policies that apply property, plant and equipment

Our property, plant and equipment is included at historical cost, net of accumulated depreciation, government grants and any impairment charges. Property, plant and equipment acquired through business combinations are initially recorded at fair value and subsequently accounted for on the same basis as our existing assets. We derecognise items of property, plant and equipment on disposal or when no future economic benefits are expected to arise from the continued use of the asset. The difference between the sale proceeds and the net book value at the date of disposal is recognised in operating costs in the income statement.

Included within the cost of network infrastructure and equipment are direct and indirect labour costs, materials and directly attributable overheads.

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15. Property, plant and equipment continued

We depreciate property, plant and equipment on a straight line basis from the time the asset is available for use, to write off the asset’s cost over the estimated useful life taking into account any expected residual value. Freehold land is not depreciated.

Estimated useful economic lives

The estimated useful lives assigned to principal categories of assets are as follows:

Land and buildings
• Freehold buildings	14 to 50 years
• Short-term leasehold improvements	Shorter of 10 years or lease term
• Leasehold land and buildings	Unexpired portion of lease or 40 years, whichever is the shorter

Network infrastructure
Transmission equipment
• Duct	40 years
• Cable	3 to 25 years
• Fibre	5 to 20 years
Exchange equipment	2 to 13 years
Other network equipment	2 to 20 years

Other assets
• Motor vehicles	2 to 9 years
• Computers and office equipment	3 to 7 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are reassessed annually and, if necessary, changes are recognised prospectively.

Network share assets

Certain assets have been contributed to a network share arrangement by both EE and Hutchison 3G UK Limited, with legal title remaining with the contributor. This is considered to be a reciprocal arrangement. Our share of the assets on acquisition of EE were recognised at fair value within tangible assets, and depreciated in line with policy. Subsequent additions are recorded at cost.

Impairment of property, plant and equipment

We test property, plant and equipment for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is performed, we assess the recoverable amount by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant asset and the fair value less costs to dispose. If it is not possible to determine the recoverable amount for the individual asset then we assess impairment by reference to the relevant cash generating unit as described in note 14.

Key judgements made in accounting for our BDUK contracts

We receive government grants in relation to the Broadband Delivery UK (BDUK) programme and other rural superfast broadband contracts. Where we have achieved certain service levels, or delivered the network more efficiently than anticipated, we have an obligation to either re-invest or repay grant funding. Where this is the case, we assess and defer the income with a corresponding increase in capital expenditure.

Assessing the timing of whether and when we change the estimated take-up assumption is judgemental as it involves considering information which is not always observable. Our consideration on whether and when to change the base case assumption is dependent on our expectation of the long-term take-up trend.

Our assessment of how much grant income to defer includes consideration of the difference between the take-up percentage agreed with the local authority and the likelihood of actual take-up. The value of the government grants deferred is disclosed in note 18.

140 BT Group plc	Annual Report 2019

Notes to the consolidated financial statements continued

15. Property, plant and equipment continued

	Land and buildings[a] £m	Network infrastructure[a] £m	Other[b] £m	Assets in course of construction £m	Total £m

Cost
At 31 March 2017	1,302	49,372	1,938	1,413	54,025
Additions[c]	12	193	92	2,597	2,894
Transfers	36	2,793	16	(2,845)	–
Disposals and adjustments[d]	(82)	(1,540)	(119)	(48)	(1,789)
Exchange differences	(6)	(35)	(13)	1	(53)

At 31 March 2018	1,262	50,783	1,914	1,118	55,077

Additions[c]	12	97	119	3,034	3,262
Transfers	13	2,988	18	(3,063)	(44)
Disposals and adjustments[d]	(178)	(1,943)	(333)	102	(2,352)
Exchange differences	(2)	(32)	4	–	(30)

At 31 March 2019	1,107	51,893	1,722	1,191	55,913

Accumulated depreciation
At 31 March 2017	817	35,214	1,554	–	37,585
Charge for the year	57	2,213	121	–	2,391
Disposals and adjustments[d]	(96)	(1,613)	(107)	–	(1,816)
Exchange differences	(5)	(24)	(10)	–	(39)

At 31 March 2018	773	35,790	1,558	–	38,121

Charge for the year	51	2,236	105	–	2,392
Transfers	1	(4)	–	–	(3)
Disposals and adjustments[d]	(104)	(1,940)	(296)	–	(2,340)
Exchange differences	(1)	(30)	4	–	(27)

At 31 March 2019	720	36,052	1,371	–	38,143

Carrying amount
At 31 March 2019	387	15,841	351	1,191	17,770
Engineering stores	–	–	–	65	65

Total at 31 March 2019	387	15,841	351	1,256	17,835

At 31 March 2018	489	14,993	356	1,118	16,956
Engineering stores	–	–	–	44	44

Total at 31 March 2018	489	14,993	356	1,162	17,000

[a]

The carrying amount of the group’s property, plant and equipment includes an amount of £34m (2017/18: £53m) in respect of assets held under finance leases, comprising land and buildings of £34m (2017/18: £42m) and network infrastructure of £nil (2017/18: £11m). The depreciation expense on those assets in 2018/19 was £2m (2017/18: £10m), comprising land and buildings of £2m (2017/18: £3m) and network infrastructure of £nil (2017/18: £7m).

[b]	Other mainly comprises motor vehicles, computers and fixtures and fittings.
[c]	Net of grant deferral of £63m (2017/18: £74m net grant funding).
[d]

Fully depreciated assets in the group’s fixed asset registers were reviewed during the year, as part of the group’s annual asset verification exercise, and certain assets that were no longer in use have been written off, reducing cost and accumulated depreciation by £1.9bn (2017/18: £1.3bn). Disposals and adjustments also reflect the reclassification of the BT Centre property to held for sale (£89m), and £124m of adjustments resulting from changes in assumptions used in calculating lease-end obligations where the corresponding asset is capitalised.

At 31 March	2019 £m	2018 £m
The carrying amount of land and buildings, including leasehold improvements, comprised:
Freehold	158	261
Leasehold	229	228

Total land and buildings	387	489

Network infrastructure

Some of our network assets are jointly controlled by EE Limited with Hutchison 3G UK Limited. These relate to shared 3G network and certain elements of network for 4G rural sites. The net book value of the group’s share of assets controlled by its joint operation MBNL is £584m (2017/18: £526m) and is recorded within network infrastructure. Included within this is £125m (2017/18: £132m), being the group’s share of assets owned by its joint operation MBNL.

Within network infrastructure are assets with a net book value of £9.0bn (2017/18: £8.3bn) which have useful economic lives of more than 18 years.

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16. Programme rights

Significant accounting policies that apply to programme rights

Programme rights are recognised on the balance sheet from the point at which the legally enforceable licence period begins. They are initially recognised at cost and are amortised from the point at which they are available for use, on a straight line basis over the programming period, or the remaining licence term, as appropriate, which is generally 12 months. Programme rights are tested for impairment in accordance with our impairment policy as set out in note 14.

Additions reflect TV programme rights for which the legally enforceable licence period has started during the year. Rights for which the licence period has not started are disclosed as contractual commitments in note 30. Payments made to receive commissioned or acquired programming in advance of the legal right to broadcast the programmes are classified as prepayments (see note 17).

Programmes produced internally are charged to the income statement over the period of the related broadcast.

Total £m
At 1 April 2017	264
Additions	771
Amortisation	(763)
At 1 April 2018	272
Additions	879
Amortisation	(841)
At 31 March 2019	310

17. Trade and other receivables

Significant accounting policies that apply to trade and other receivables

We initially recognise trade and other receivables at fair value, which is usually the original invoiced amount. They are subsequently carried at amortised cost using the effective interest method. The carrying amount of these balances approximates to fair value due to the short maturity of amounts receivable.

We provide services to consumer and business customers, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. Because of this, we recognise an allowance for doubtful debts on initial recognition of receivables, which is deducted from the gross carrying amount of the receivable. The allowance is calculated by reference to credit losses expected to be incurred over the lifetime of the receivable. In estimating a loss allowance we consider historical experience and informed credit assessment alongside other factors such as the current state of the economy and particular industry issues. We consider reasonable and supportable information that is relevant and available without undue cost or effort.

Once recognised, trade receivables are continuously monitored and updated. Allowances are based on our historical loss experiences for the relevant aged category as well as forward-looking information and general economic conditions. Allowances are calculated by individual customer-facing units in order to reflect the specific nature of the customers relevant to that customer-facing unit.

At 31 March	2019 £m	2018 £m	2017 £m

Current
Trade receivables	1,732	1,741	1,774
Prepayments[a]	698	1,103	733
Accrued income[b]	34	777	955
Deferred contract costs[c]	417	–	–
Other receivables[d]	341	393	373

	3,222	4,014	3,835

At 31 March	2019 £m	2018 £m	2017 £m
Non-current
Other assets[e]	173	317	360
Deferred contract costs[c]	272	–	–

	445	317	360

[a]	2017/18 includes £325m in respect of the acquisition of Spectrum.
[b]	Accrued income recognised in prior years has been substantially reclassified to contract assets on adoption of IFRS 15. See notes 1 and 2.
[c]	Deferred contract costs arise following adoption of IFRS 15 on 1 April 2018. See notes 1 and 2.
[d]	Other receivables includes assets held for sale of £nil (2017/18: £nil, 2016/17: £22m). £89m assets held for sale as at 31 March 2019 are presented separately on the face of the balance sheet.
[e]

Other assets comprise prepayments and leasing debtors. Included in prior year comparatives are costs relating to the initial set-up, transition or transformation phase of long-term networked IT services contracts (2017/18: £145m, 2016/17: £163m), which are presented within deferred contract costs following adoption of IFRS 15.

142 BT Group plc	Annual Report 2019

Notes to the consolidated financial statements continued

17. Trade and other receivables continued

Trade receivables are stated after deducting allowances for doubtful debts, as follows:

	2019 £m	2018 £m	2017 £m
At 1 April	375	303	195
Expense	95	129	211
Utilised	(165)	(61)	(114)
Exchange differences	(6)	4	11

At 31 March	299	375	303

Included within the 2016/17 expense above are amounts for exposures relating to the Italian business investigation.

Note 27 provides further disclosure regarding the credit quality of our gross trade receivables. Trade receivables are due as follows:

			Past due and not specifically impaired
At 31 March	Not past due £m	Trade receivables specifically impaired net of provision £m	Between 0 and 3 months £m	Between 3 and 6 months £m	Between 6 and 12 months £m	Over 12 months £m	Total £m
2019	1,229	34	371	42	40	16	1,732
2018	1,251	61	293	44	25	67	1,741
2017	1,184	146	292	17	41	94	1,774

Gross trade receivables which have been specifically impaired amounted to £57m (2017/18: £124m, 2016/17: £238m).

Trade receivables not past due and accrued income are analysed below by customer-facing unit.

	Trade receivables not past due			Accrued income
At 31 March	2019 £m	2018 £m	2017 £m	2019 £m	2018 £m	2017 £m
Consumer	457	–	–	32	–	–
Enterprise	274	–	–	2	–	–
Global Services	498	477	444	–	222	297
Openreach	–	61	1	–	67	78
BT Consumer	–	157	128	–	86	90
EE	–	206	335	–	122	170
Business and Public Sector	–	253	200	–	134	151
Wholesale and Ventures	–	92	75	–	145	167
Other	–	5	1	–	1	2

Total	1,229	1,251	1,184	34	777	955

Given the broad and varied nature of our customer base, the analysis of trade receivables not past due and accrued income by customer-facing unit is considered the most appropriate disclosure of credit concentrations. Cash collateral held against trade and other receivables amounted to £9m (2017/18: £6m, 2016/17: £4m).

Deferred contract costs

Significant accounting policies that apply to deferred contract costs

We capitalise certain costs associated with the acquisition and fulfilment of contracts with customers and amortise them over the period that we transfer the associated services.

Connection costs are deferred as contract fulfilment costs because they allow satisfaction of the associated connection performance obligation and are considered recoverable. Sales commissions and other third party contract acquisition costs are capitalised as costs to acquire a contract unless the associated contract term is less than 12 months, in which case they are expensed as incurred. Capitalised costs are amortised over the minimum contract term. A portfolio approach is used to determine contract term.

Where the initial set-up, transition and transformation phases of long-term contractual arrangements represent distinct performance obligations, costs in delivering these services are expensed as incurred. Where these services are not distinct performance obligations, we capitalise eligible costs as a cost of fulfilling the related service. Capitalised costs are amortised on a straight line basis over the remaining contract term, unless the pattern of service delivery indicates a more appropriate profile. To be eligible for capitalisation, costs must be directly attributable to specific contracts, relate to future activity, and generate future economic benefits. Capitalised costs are regularly assessed for recoverability.

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17. Trade and other receivables continued

The following table shows the movement on deferred costs:

	Deferred connection costs £m	Deferred contract acquisition costs – commissions £m	Deferred contract acquisition costs – dealer incentives £m	Transition and transformation £m	Total £m
At 1 April 2018	7	85	416	161	669
Additions	15	76	446	32	569
Amortisation	(14)	(76)	(426)	(53)	(569)
Impairment	–	(5)	(4)	(1)	(10)
Other	23	6	–	1	30

At 31 March 2019	31	86	432	140	689

18. Trade and other payables

Significant accounting policies that apply to trade and other payables

We initially recognise trade and other payables at fair value, which is usually the original invoiced amount. We subsequently carry them at amortised cost using the effective interest method.

At 31 March	2019 £m	2018 £m	2017 £m

Current
Trade payables	4,141	3,991	4,205
Other taxation and social security	564	704	704
Other payables	387	456	672
Accrued expenses	630	492	382
Deferred income[a]	68	1,525	1,474

	5,790	7,168	7,437

At 31 March	2019 £m	2018 £m	2017 £m

Non-current
Other payables[b]	873	871	885
Deferred income[a]	606	455	413

	1,479	1,326	1,298

[a]

Deferred income recognised in prior periods has substantially been reclassified to contract liabilities on adoption of IFRS 15, see notes 1 and 2. The remaining balance includes £51m (2017/18: £132m, 2016/17: £71m) current and £586m (2017/18: £404m, 2016/17: £375m) non-current liabilities relating to the Broadband Delivery UK programme, for which grants received by the group may be subject to re-investment or repayment depending on the level of take-up.

[b]	Other payables relate to operating lease liabilities and deferred gains on a 2001 sale and finance leaseback transaction.

19. Provisions

Our provisions principally relate to obligations arising from property rationalisation programmes, restructuring programmes, asset retirement obligations, network assets, insurance claims, litigation and regulatory risks.

Significant accounting policies that apply to provisions

We recognise provisions when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. We measure onerous lease provisions at the lower of the cost to fulfil or to exit the contract.

Critical accounting estimates and key judgements made in accounting for provisions

We exercise judgement in determining the timing and quantum of all provisions to be recognised. Our assessment includes consideration of whether we have a present obligation, whether payment is probable and if so whether the amount can be estimated reliably.

As part of this assessment, we also assess the likelihood of contingent liabilities occurring in the future which are not recognised as liabilities on our balance sheet. By their nature, contingencies will be resolved only when one or more uncertain future events occur or fail to occur. We assess the likelihood that a potential claim or liability will arise and also quantify the possible range of financial outcomes where this can be reasonably determined. We’ve disclosed our assessment of contingent liabilities in note 30.

144 BT Group plc	Annual Report 2019

Notes to the consolidated financial statements continued

19. Provisions continued

Restructuring programmes involve estimation of the direct cost necessary for the restructuring and exclude items that are associated with ongoing activities. The amounts below exclude restructuring costs for which the timing and amount are certain. These are recognised as part of trade and other payables.

Under our property rationalisation programmes we’ve identified a number of surplus leased properties. Although efforts are being made to sublet this space, this is not always possible. Estimates have been made of the cost of vacant possession and of any shortfall arising from any potential sub-lease income being lower than the lease costs. Any such shortfall is recognised as a provision. We have also made estimates of the costs to restore properties upon vacation where this is required under the lease agreements.

Asset retirement obligations (AROs) involve an estimate of the cost to dismantle equipment and restore network sites upon vacation and the timing of the event. The provision represents the group’s best estimate of the amount that may be required to settle the obligation.

Network asset provisions represent our future operational costs and vacant site rentals arising from obligations relating to network share agreements. Costs are expected to be incurred over a period of up to 20 years.

Our regulatory provision represents our best estimate of the cost to settle our present obligation in relation to historical regulatory matters. The charge for the year represents the outcome of management’s re-assessment of the estimates and regulatory risks across a range of issues, including price and service issues. The prices at which certain services are charged are regulated and may be subject to retrospective adjustment by regulators. Estimates are used in assessing the likely value of the regulatory risk.

For all risks, the ultimate liability may vary materially from the amounts provided and will be dependent upon the eventual outcome of any settlement.

	Restructuring £m	Property £m	Network ARO £m	Network share £m	Regulatory £m	Litigation £m	Other £m	Total £m
At 31 March 2017	11	292	83	50	479	69	177	1,161
Additions	4	37	2	–	51	6	33	133
Unwind of discount	–	11	2	2	–	–	–	15
Utilised or released	(2)	(46)	(16)	(19)	(210)	(11)	(32)	(336)
Transfers	–	–	–	–	–	–	85	85
Exchange differences	(1)	–	–	–	–	–	(2)	(3)

At 31 March 2018	12	294	71	33	320	64	261	1,055

Additions	–	84	102	2	58	3	66	315
Unwind of discount	–	11	2	1	–	–	–	14
Utilised or released	–	(71)	(13)	(9)	(196)	(9)	(109)	(407)
Transfers	(12)	21	–	–	–	27	(7)	29
Exchange differences	–	–	–	–	–	(1)	1	–

At 31 March 2019	–	339	162	27	182	84	212	1,006

At 31 March	2019 £m	2018 £m	2017 £m
Analysed as:
Current	424	603	625
Non-current	582	452	536

	1,006	1,055	1,161

In 2016/17 we recognised a £300m charge in relation to estimated deemed consent compensation payments. In 2016/17 a related fine of £42m was imposed and was recognised as a payable rather than as a provision. The provision movement in the year reflects the completion of the majority of deemed consent compensation payments, and new matters arising across a range of issues, including price and service issues, and the re-assessment of other regulatory risks and in light of historic regulatory decisions by Ofcom. The movement has been recorded as a specific item.

Included within ‘Other’ provisions are contract loss provisions of £25m (2017/18: £38m) relating to the anticipated total losses in respect of certain contracts. It is expected that the majority of these provisions will be utilised in the next few years. Although there is a short period remaining to the finalisation of these contracts, there remains uncertainty as to whether potential future changes to key assumptions made when estimating their future losses could have a significant impact. There is no single change in key variables that

BT Group plc	Annual Report 2019

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19. Provisions continued

could materially affect future expected losses on these contracts, but it is reasonably possible there will be a combination of changes in key variables that could have a material impact. Also included in ‘Other’ are amounts provided for constructive obligations arising from insurance claims which will be utilised as the obligations are settled.

During the year we have updated property provisions to reflect our reassessment of lease-end obligations to reflect the group’s property strategy announced in May 2018, and to update the rate used to discount these provisions. Where additions to the provision relate to capitalised assets there has been a corresponding increase in the asset (see note 15). Other amounts have been charged to the income statement as specific items.

During the year we have updated provisions relating to asset retirement obligations to reflect our latest assessment of the cost to dismantle equipment and restore the sites, and to update the rate used to discount the provisions. The increase in the provision has been reflected in an increase in the corresponding capitalised asset (see note 15).

20. Retirement benefit plans

Background to BT’s pension plans

The group has both defined benefit and defined contribution retirement benefit plans. The group’s main plans are in the UK and the largest by membership is the BT Pension Scheme (BTPS) which is a defined benefit plan that was closed to new entrants on 31 March 2001. After that date new entrants to BT in the UK have been able to join a defined contribution plan, currently the BT Retirement Saving Scheme (BTRSS), a contract-based arrangement operated by Standard Life.

Sections B and C of the BTPS were closed to future benefit accrual on 30 June 2018 (which represented over 99% of the BTPS active membership at the time) and affected employees have been able to join the BTRSS for future pension accrual. Non-management employees will be eligible to join a new hybrid pension arrangement, the BT Hybrid Scheme, between 1 April 2019 and 30 September 2019. This new arrangement combines elements of both defined benefit and defined contribution pension schemes.

EE Limited operates the EE Pension Scheme (EEPS), which has a defined benefit section that was closed to future benefit accrual in 2014 and a defined contribution section which is open to new joiners.

We also have retirement arrangements around the world in line with local markets and culture.

	What are they?	How do they impact BT’s financial statements?
Defined contribution plans

Benefits in a defined contribution plan are linked to:

• contributions paid

• the performance of each individual’s chosen investments

• the form in which individuals choose to take their benefits.

Contributions are paid into an independently administered fund.

The income statement charge in respect of defined contribution plans represents the contribution payable by the group based upon a fixed percentage of employees’ pay.

The group has no exposure to investment and other experience risks.

Defined benefit plans

Benefits in a defined benefit plan are:

• determined by the plan rules, dependent on factors such as age, years of service and pensionable pay

• not dependent upon actual contributions made by the company or members.

The income statement service cost in respect of defined benefit plans represents the increase in the defined benefit liability arising from pension benefits earned by active members in the current period.

The group is exposed to investment and other experience risks and may need to make additional contributions where it is estimated that the benefits will not be met from regular contributions, expected investment income and assets held.

Significant accounting policies that apply to retirement benefits

Defined benefit plans

Our net obligation in respect of defined benefit pension plans is the present value of the defined benefit obligation less the fair value of the plan assets.

The income statement expense is allocated between an operating charge and net finance income or expense.

•

The operating charge reflects the increase in the defined benefit obligation resulting from the pension benefit earned by active employees in the current period, the costs of administering the plans and any past service costs/credits such as those arising from curtailments or settlements.

146 BT Group plc	Annual Report 2019

Notes to the consolidated financial statements continued

20. Retirement benefit plans continued

•	The net finance income or expense reflects the interest on the net retirement benefit obligations recognised in the group balance sheet, based on the discount rate at the start of the year.

Remeasurements of the net pension obligation are recognised in full in the group statement of comprehensive income in the year in which they arise. These comprise the impact on the defined benefit obligation of changes in demographic and financial assumptions compared with the start of the year, actual experience being different to those assumptions and the return on plan assets being above or below the amount included in the net pension interest expense.

Defined contribution plans

The income statement expense for the defined contribution pension plans we operate represents the contributions payable for the year.

Amounts in the financial statements

Group income statement

The expense or income arising from all group retirement benefit arrangements recognised in the group income statement is shown below.

Year ended 31 March	2019 £m	2018 £m	2017 £m

Recognised in the income statement before specific items
Service cost (including administration expenses & PPF levy):
defined benefit plans	135	376	281
defined contribution plans	476	265	240
Past service credit[a]	–	(17)	–
Subtotal	611	624	521
Recognised in the income statement as specific items (note 10)
Costs to close BT Pension Scheme and provide transition payments[b] for affected employees	23	–	–
Cost to equalise benefits between men and women due to guaranteed minimum pension (GMP)[c]	26	–	–
Net interest expense on pensions deficit included in specific items	139	218	209
Subtotal	188	218	209

Total recognised in the income statement	799	842	730

[a]	Relates to the removal of future indexation obligations following changes to the benefits provided under certain pension plans operating outside the UK in 2017/18.
[b]

All employees impacted by the closure of the BTPS receive transition payments into their BTRSS pot for a period linked to the employee’s age. There was no past service cost or credit on closure due to the assumed past service benefit link as an active member being the same as that assumed for a deferred member.

[c]

In October, a High Court judgment involving the Lloyds Banking Group’s defined benefit pension schemes was handed down, resulting in the group needing to recognise additional liability to equalise benefits between men and women due to GMPs, in common with most UK defined benefit schemes.

Group balance sheet

The net pension obligation in respect of defined benefit plans reported in the group balance sheet is set out below. The prior year retirement benefit obligation has been restated as a result of a prior period accounting error, refer to note 2 for more details.

	2019			2018
At 31 March	Assets £m	Present value of liabilities £m	Deficit £m	Assets £m	Present value of liabilities (Restated) £m	Deficit (Restated) £m
BTPS	52,186	(58,855)	(6,669)	49,894	(56,259)	(6,365)
EEPS	816	(997)	(181)	763	(920)	(157)
Other plans[a]	362	(694)	(332)	299	(624)	(325)

Retirement benefit obligation	53,364	(60,546)	(7,182)	50,956	(57,803)	(6,847)
Adjustments due to effect of asset ceiling (IFRIC 14)			–			–
Deferred tax asset			1,208			1,164

Net pension obligation			(5,974)			(5,683)

[a]	Included in the present value of obligations of other plans is £101m (2017/18: £97m) related to unfunded pension arrangements.

Included within trade and other payables in the group balance sheet is £42m (2017/18: £17m) in respect of contributions payable to defined contribution plans.

BT is not required to limit any pensions surplus or recognise additional pensions liabilities in individual plans as economic benefits are available in the form of either future refunds or reductions to future contributions. This is on the basis that IFRIC 14 applies enabling a refund of surplus following the gradual settlement of the liabilities over time until there are no members remaining in the scheme.

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20. Retirement benefit plans continued

Movements in defined benefit plan assets and liabilities

The table below shows the movements on the pension assets and liabilities and shows where they are reflected in the financial statements. The prior year retirement benefit obligation has been restated as a result of a prior period accounting error, refer to note 2 for more details.

	Assets £m	Liabilities £m	Deficit £m
At 31 March 2017	51,112	(60,200)	(9,088)
Service cost (including administration expenses and PPF levy)	(67)	(309)	(376)
Past service credit	–	17	17
Interest on pension deficit	1,201	(1,419)	(218)

Included in the group income statement			(577)

Return on plan assets above the amount included in the group income statement	10	–	10
Actuarial gain arising from changes in financial assumptions[a]	–	2,251	2,251
Actuarial loss arising from changes in demographic assumptions[a] (Restated)	–	(697)	(697)
Actuarial gain arising from experience adjustments[b]	–	120	120

Included in the group statement of comprehensive income			1,684

Regular contributions by employer	264	–	264
Deficit contributions by employer	872	–	872

Included in the group cash flow statement			1,136

Contributions by employees	2	(2)	–
Benefits paid	(2,449)	2,449	–
Foreign exchange	11	(13)	(2)

Other movements			(2)

At 31 March 2018 (Restated)	50,956	(57,803)	(6,847)

Service cost (including administration expenses and PPF levy)	(49)	(86)	(135)
Costs to close BT Pension Scheme	(6)	–	(6)
Cost to equalise benefits between men and women due to guaranteed minimum pension (GMP)	–	(26)	(26)
Interest on pension deficit	1,356	(1,495)	(139)

Included in the group income statement			(306)

Return on plan assets above the amount included in the group income statement	1,607	–	1,607
Actuarial loss arising from changes in financial assumptions[a]	–	(3,920)	(3,920)
Actuarial gain arising from changes in demographic assumptions[a]	–	247	247
Actuarial loss arising from experience adjustments[b]	–	(36)	(36)

Included in the group statement of comprehensive income			(2,102)

Regular contributions by employer	43	–	43
Deficit contributions by employer	2,024	–	2,024

Included in the group cash flow statement			2,067

Contributions by employees	1	(1)	–
Benefits paid	(2,564)	2,564	–
Foreign exchange	(4)	10	6

Other movements			6

At 31 March 2019	53,364	(60,546)	(7,182)

[a]

The actuarial gain or loss arises from changes in the assumptions used to value the defined benefit liabilities at the end of the year compared with the assumptions used at the start of the year. This includes both financial assumptions, which are based on market conditions at the year end, and demographic assumptions such as life expectancy.

[b]

The actuarial loss or gain arising from experience adjustments on defined benefit liabilities represents the impact on the liabilities of differences between actual experience during the year compared with the assumptions made at the start of the year. Such differences might arise, for example, from members choosing different benefit options at retirement, actual salary increases being different from those assumed or actual benefit increases being different to the pension increase assumption.

How do we value our retirement benefit plans?

Valuation methodology

The IAS 19 liabilities are measured as the present value of the estimated future benefit cash flows to be paid by each scheme, calculated using the projected unit credit method. These calculations are performed for the group by professionally qualified actuaries.

The expected future benefit payments are based on a number of assumptions including future inflation, retirement ages, benefit options chosen and life expectancy and are therefore inherently uncertain. Actual benefit payments in a given year may be higher or lower, for example if members retire sooner or later than assumed, or take a greater or lesser cash lump sum at retirement than assumed.

Critical accounting judgements and key estimates made when valuing our retirement benefit plans

The accounting cost of these benefits and the present value of our pension liabilities involve judgements about uncertain events including the life expectancy of the members, price inflation and the discount rate used to calculate the net present value of the future pension payments. We use estimates for all of these uncertain events in determining the pension costs and liabilities in our financial statements. Our assumptions reflect historical experience, external advice and our judgement regarding future expectations. Financial assumptions are based on market expectations at the balance sheet date.

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The fair value of our pension asset is made up of quoted and unquoted investments. The latter require more judgement as their values are not directly observable. The assumptions used in valuing unquoted investments are affected by current market conditions and trends which could result in changes in fair value after the measurement date.

How do we value the assets?

Under IAS 19, plan assets must be valued at the bid market value at the balance sheet date. For the main asset categories:

•	Equities listed on recognised stock exchanges are valued at closing bid prices.

•	Properties are valued on the basis of open market value.

•	Bonds are measured using a combination of broker quotes and pricing models making assumptions for credit risk, market risk and market yield curves.

•	Holdings in investment funds are valued at fair value which is typically the Net Asset Value provided by the investment manager.

•	Certain unlisted investments are valued using a model based valuation such as a discounted cash flow.

•

The value of the longevity insurance contract held by the BTPS is measured by discounting the projected cash flows payable under the contract (projected by an actuary, consistent with the terms of the contract).

Overview and governance of the BTPS

What is the profile of the BTPS?

At 31 March 2019 there were 288,000 members of the BTPS. Members belong to one of three sections depending upon the date they first joined the BTPS. The membership is analysed below.

Analysis of BTPS

	Active members		Deferred members	Pensioners	Total
Sections A and B liabilities (£bn)[a]	–		9.0	31.5	40.5
Section C liabilities (£bn)	–		14.1	4.3	18.4

Total IAS 19 liabilities (£bn)	–		23.1	35.8	58.9

Total number of members	–	[b]	83,000	205,000	288,000

[a]	Sections A and B have been aggregated in this table as Section A members have typically elected to take Section B benefits at retirement.
[b]	At 31 March 2019 there are around 50 active members in the BTPS.

The estimated duration of the BTPS liabilities, which is an indicator of the weighted average term of the liabilities, is around 16 years although the benefits payable by the BTPS are expected to be paid over more than 70 years. Whilst benefit payments are expected to increase over the earlier years, the value of the liabilities is expected to reduce.

The chart below illustrates the estimated benefits payable from the BTPS forecast using the IAS 19 assumptions.

Forecast benefits payable by the BTPS at 31 March 2019 (unaudited)

[a]	Based on accrued benefits to 30 June 2018.

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20. Retirement benefit plans continued

What are the benefits under the BTPS?

Benefits earned for pensionable service prior to 1 April 2009 are based upon a member’s final salary and a normal pensionable age of 60.

Between 1 April 2009 and 30 June 2018, Section B and C active members accrued benefits based upon a career average re-valued earnings (CARE) basis and a normal pensionable age of 65. On a CARE basis benefits are built up based upon earnings in each year and the benefit accrued for each year is increased by the lower of inflation or the individual’s actual pay increase in each year to retirement.

Under the Scheme rules the determination of the rate of inflation for statutory minimum rates of revaluation and indexation for the majority of benefits is based upon either the Retail Price Index (RPI) or the Consumer Price Index (CPI) which apply to each category of member as shown below.

	Active members	Deferred members	Pensioners
Section Ba	Benefits accrue on a CARE basis increasing at the lower of RPI or the individual’s actual pensionable pay increase	Preserved benefits are revalued before retirement based upon CPI	Increases in benefits in payment are currently based upon CPI
Section C			Increases in benefits in payment are currently based upon RPI up to a maximum of 5%

[a]	Section A members have typically elected to take Section B benefits at retirement.

In December 2018, the Court of Appeal upheld the High Court’s ruling that it is currently not possible to change the index used to calculate pension increases paid in the future to members of Section C of the BTPS from RPI to another index. BT is seeking permission to appeal the decision from the Supreme Court.

How is the BTPS governed and managed?

BT Pension Scheme Trustees Limited (the Trustee) has been appointed by BT as an independent trustee to administer and manage the BTPS on behalf of the members in accordance with the terms of the BTPS Trust Deed and Rules and relevant legislation (principally the Pension Schemes Act 1993, the Pensions Act 1995 and the Pensions Act 2004).

Under the terms of the Trust Deed there are nine Trustee directors, all of whom are appointed by BT, as illustrated below. Trustee directors are usually appointed for a three-year term but are then eligible for re-appointment.

BTPS assets

Asset allocation

The allocation of assets between different classes of investment is reviewed regularly and is a key factor in the Trustee’s investment policy. The allocations reflect the Trustee’s views on the appropriate balance to be struck between seeking returns and incurring risk, and on the extent to which the assets should be allocated to match liabilities. Current market conditions and trends are regularly assessed which may lead to adjustments in the asset allocation.

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The fair value of the assets of the BTPS analysed by asset category are shown below. These are subdivided by assets that have a quoted market price in an active market and those that do not (such as investment funds).

		2019[a]			2018[a]
		Total assets £bn	of which quoted[b] £bn	Total %	Total assets £bn	of which quoted[b] £bn	Total %

Growth
Equities	UK	0.5	0.4	1	0.5	0.5	1
	Overseas developed	7.7	7.3	15	7.8	7.3	16
	Emerging markets	1.1	1.1	2	0.5	0.4	1
Private Equity		1.5	–	3	1.9	–	4
Property	UK	3.5	–	7	3.9	–	8
	Overseas	1.1	–	2	1.2	–	2
Other growth assets	Absolute Return[c]	1.2	–	2	1.5	–	3
	Non Core Credit[d]	3.8	1.1	7	3.4	1.0	7
	Mature Infrastructure	1.4	–	3	1.4	–	3

Liability matching
Government bonds	UK Index Linked	13.2	13.2	25	12.5	12.5	25
Investment grade credit	Global	14.3	10.1	27	10.0	8.0	20

Cash, derivatives and other
Cash balances		2.7	–	5	3.8	–	7
Longevity insurance contract[e]		(0.7)	–	(1)	(0.4)	–	(1)
Other[f]		0.9	–	2	1.9	–	4

Total		52.2	33.2	100	49.9	29.7	100

[a]

At 31 March 2019, the Scheme did not hold any equity issued by the group (2017/18: £3m). The Scheme also held £2,154m (2017/18: £10m) of bonds issued by the group, reflecting the BTPS fully subscribing to £2bn of bonds issued by BT in June 2018 following agreement of the 2017 funding valuation.

[b]	Assets with a quoted price in an active market.
[c]

This allocation seeks to generate returns irrespective of the direction of markets. Managers within this allocation will typically manage their portfolios without close regard to a specific market benchmark.

[d]

This allocation includes a range of credit investments, including emerging market, sub-investment grade and unrated credit. The allocation seeks to exploit investment opportunities within credit markets using the expertise of a range of specialist investment managers.

[e]

The Trustee has hedged some of the Scheme’s longevity risk through a longevity insurance contract which was entered into in 2014. The value reflects experience to date on the contract from higher than expected deaths. This amount partly offsets a reduction which would be recognised in the Scheme’s liabilities over time.

[f]	Includes collateral posted in relation to derivatives held by the Scheme.

IAS 19 assumptions

The table below summarises the approach used to set the key IAS 19 assumptions for the BTPS.

Approach to set the assumption
Discount rate

IAS 19 requires that the discount rate is determined by reference to market yields at the reporting date on high quality corporate bonds. The currency and term of these should be consistent with the currency and estimated term of the pension obligations.

The assumption is calculated by applying the projected BTPS benefit cash flows to a corporate bond yield curve constructed by our external actuary based on the yield on AA-rated corporate bonds.

In setting the yield curve, judgement is required on the selection of appropriate bonds to be included in the universe and the approach used to then derive the yield curve.

RPI inflation	The RPI inflation assumption is set using an inflation curve derived from market yields on government bonds, weighted by projected BTPS benefit cash flows, and making an adjustment for an inflation risk premium (to reflect the extra premium paid by investors for inflation protection), which is currently assumed to be 20bps.

CPI inflation	CPI is assessed at a margin below RPI taking into account market forecasts and independent estimates of the expected difference.

Pension increases	Benefits are assumed to increase in line with the RPI or CPI inflation assumptions, based on the relevant index for increasing benefits, as prescribed by the rules of the BTPS and summarised above.

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20. Retirement benefit plans continued

Approach to set the assumption
Longevity

The longevity assumption takes into account:

• the actual mortality experience of the BTPS pensioners, based on a formal review conducted at the 2014 triennial funding valuation

• future improvements in longevity based on a model published by UK actuarial profession’s Continuous Mortality Investigation (using the CMI 2017 Mortality Projections model with a 1.25% per year long-term improvement parameter).

The key financial assumptions used to measure the liabilities of the BTPS are shown below.

	Nominal rates (per year)						Real rates (per year)[a]
At 31 March	2019%		2018%		2017%		2019%	2018%	2017%
Rate used to discount liabilities	2.35		2.65		2.40		(0.87)	(0.44)	(0.78)
Inflation – increase in RPI	3.25		3.10		3.20		–	–	–
Inflation – increase in CPI	2.25	[b]	2.00	[c]	2.00	[d]	(1.0)[b]	(1.1)[c]	(1.2)[d]

[a]	The real rate is calculated relative to RPI inflation.
[b]	Assumed to be 0.1% lower until 31 March 2023.
[c]	Assumed to be 0.1% higher until 31 March 2023.
[d]	Assumed to be 0.5% higher until 31 March 2019.

The BTPS represents over 97% of the group’s retirement benefit obligation. While the financial assumptions may vary for each plan, the nominal financial assumptions weighted by liabilities across all plans are equal to the figures shown in the table above (to the nearest 0.05%).

Based on the IAS 19 longevity assumptions, the forecast life expectancies for BTPS members aged 60 are as follows:

At 31 March	2019 Number of years	2018 Number of years
Male in lower pay bracket	25.7	25.8
Male in medium pay bracket	27.0	27.1
Male in higher pay bracket	28.5	28.5

Female in lower pay bracket	28.5	28.5
Female in higher pay bracket	28.7	28.7

Average improvement for a member retiring at age 60 in 10 years’ time	0.7	0.7

Risks underlying the assumptions

Background

The BTPS faces similar risks to other UK DB schemes: things like future low investment returns, high inflation, longer life expectancy and regulatory changes may all mean the BTPS becomes more of a financial burden. Further details are set out on page 47.

Changes in external factors, such as interest rates, can have an impact on the IAS 19 assumptions, impacting the measurement of BTPS liabilities. These factors can also impact the Scheme assets. The BTPS hedges some of these risks, including longevity and currency using financial instruments and insurance contracts.

Some of the key financial risks, and mitigations, for the BTPS are set out in the table below.

Changes in bond yields

A fall in yields on AA-rated corporate bonds, used to set the IAS 19 discount rate, will lead to an increase in the IAS 19 liabilities.

The BTPS’s assets include corporate bonds, government bonds and interest rate derivatives which are expected to partly offset the impact of movements in the discount rate. However, yields on these assets may diverge compared with the discount rate in some scenarios.

Changes in inflation expectations

A significant proportion of the benefits paid to members are currently increased in line with RPI or CPI inflation. An increase in long-term inflation expectations will lead to an increase in the IAS 19 liabilities.

The BTPS’s assets include index-linked government bonds and inflation derivatives which are expected to largely offset the impact of movements in inflation expectations.

Changes in life expectancy

An increase in the life expectancy of members will result in benefits being paid out for longer, leading to an increase in the BTPS liabilities.

The BTPS holds a longevity insurance contract which covers around 25% of the BTPS’s total exposure to improvements in longevity, providing long-term protection and income to the BTPS in the event that members live longer than currently expected.

Other risks include: volatile asset returns (ie where asset returns differ from the discount rate); changes in legislation or regulation which impact the value of the liabilities or assets; and member take-up of options before and at retirement to reshape their benefits.

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Quantification

BT’s independent actuary has assessed the potential negative impact of the key risks that might occur no more than once in every 20 years illustrated as the following four scenarios:

	1-in-20 events
Scenario	2019		2018
1. Fall in discount rate[a]	1.1%		1.1%
2. Increase to inflation rate[b]	0.7%		0.7%
3. Fall in equity markets[c]	30.0%		–
4. Increase to life expectancy	1.25	years	1.35	years

[a]	Scenario assumes a fall in the yields on both government and corporate bonds.
[b]	Assuming RPI, CPI, pension increases and salary increases all increase by the same amount.
[c]	Scenario ignores any potential benefit from derivatives held by the scheme.

The impact shown under each scenario looks at each event in isolation – in practice a combination of events could arise.

Sensitivity analysis of the principal assumptions to 1-in-20 events used to measure BTPS IAS 19 liabilities

The sensitivity of the deficit allows for both the change in the liabilities and the assumed change in the assets. For example, the increase in the deficit under the life expectancy scenario incorporates the expected movement in the value of the insurance contract held to hedge longevity risk.

The sensitivities have been prepared using the same approach as 2017/18 which involves calculating the liabilities and deficit using the alternative assumptions stated.

BTPS funding

Triennial funding valuation

The triennial valuation is carried out for the Trustee by a professionally qualified independent actuary. The purpose of the valuation is to design a funding plan to ensure that the BTPS has sufficient funds available to meet future benefit payments. The latest funding valuation was performed as at 30 June 2017. The next funding valuation will have an effective date of no later than 30 June 2020.

The valuation methodology for funding purposes, which is based on prudent assumptions, is broadly as follows:

•	Assets are valued at market value at the valuation date.

•	Liabilities are measured on an actuarial funding basis using the projected unit credit method and discounted to their present value.

The results of the two most recent triennial valuations are shown below.

	June 2017 valuation £bn	June 2014 valuation £bn
BTPS liabilities	(60.4)	(47.2)
Market value of BTPS assets	49.1	40.2

Funding deficit	(11.3)	(7.0)

Percentage of accrued benefits covered by BTPS assets at valuation date	81.3%	85.2%
Percentage of accrued benefits on a solvency basis covered by the BTPS assets at the valuation date	62.2%	63.0%

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20. Retirement benefit plans continued

Key assumptions – funding valuation

These valuations were determined using the following prudent long-term assumptions.

	Nominal rates (per year)		Real rates (per year)[a]
	June 2017 valuation %	June 2014 valuation %	June 2017 valuation %	June 2014 valuation %
Average single equivalent discount rate	2.6	4.5	(0.8)	1.0
Average long-term increase in RPI	3.4	3.5	–	–
Average long-term increase in CPI	2.4	2.5	(1.0)	(1.0)

[a]	The real rate is calculated relative to RPI inflation and is shown as a comparator.

The discount rate at 30 June 2017 was derived from prudent return expectations above a risk-free yield curve based on gilt and swap rates. The discount rate reflects views of future returns at the valuation date, allowing for the Scheme to hold 45% of its investments in growth assets initially, before de-risking to a low risk investment approach by 2034. This gives a prudent discount rate of 1.4% per year above the yield curve initially, trending down to 0.7% per year above the curve in the long-term. The assumption is equivalent to using a flat discount rate of 1.0% per year above the yield curve at the valuation date.

The average life expectancy assumptions at the valuation dates, for members 60 years of age, are as follows.

Number of years from valuation date	June 2017 assumptions	June 2014 assumptions
Male in lower pay bracket	25.9	26.1

Male in medium pay bracket	27.2	27.5
Male in high pay bracket	28.6	29.0

Female in lower pay bracket	28.6	28.9
Female in high pay bracket	28.9	29.2

Average improvement for a member retiring at age 60 in 10 years’ time	0.9	1.3

Payments made to the BTPS

Year ended 31 March	2019 £m	2018 £m
Ordinary contributions	33	248
Deficit contributions	2,000	850

Total contributions in the year	2,033	1,098

Future funding obligations and recovery plan

Under the terms of the Trust Deed, the group is required to have a funding plan, determined at the conclusion of the triennial funding valuation, which is a legal agreement between BT and the Trustee and should address the deficit over a maximum period of 20 years.

In May 2018, the 2017 triennial funding valuation was finalised, agreed with the Trustee and certified by the Scheme Actuary. The funding deficit at 30 June 2017 was £11.3bn. The deficit was agreed to be met over a 13 year period, with the remaining payments shown in the table below.

BT is scheduled to make future deficit payments to the BTPS in line with the table below.

Year to 31 March	2020		2021		2022		2023	2024	2025	2026	2027	2028	2029	2030
Deficit contribution (£m)	1,250	[a]	900	[b]	900	[c]	907	907	907	907	907	907	907	907

[a]	payable by 30 June 2019.
[b]	£400m payable by 30 June 2020.
[c]	£200m payable by 30 June 2021.

Based on the 2017 funding valuation agreement, the group expects to make contributions of approximately £1,310m to the BTPS in 2019/20, comprising of contributions of approximately £60m for expenses and future accrual and deficit contributions of £1,250m.

Other protections

The 2017 funding agreement with the Trustee included additional features for BT to provide support to the BTPS. These include:

Feature	Detail
Shareholder distributions

BT will provide additional payments to the BTPS by the amount that shareholder distributions exceed a threshold. The threshold allows for 10% per year dividend per share growth plus £200m per year of share buybacks on a cumulative basis.

This will apply until 30 June 2021, or until the finalisation of the next valuation if earlier.

BT will also consult with the Trustee if it considers share buybacks in excess of £200m per year or making a special dividend. This obligation is on-going until otherwise terminated.

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Feature	Detail
Material corporate events

In the event that BT generates net cash proceeds greater than £1.0bn from disposals (net of acquisitions) in any 12-month period ending 30 June, BT will make additional contributions to the BTPS equal to one third of those net cash proceeds. This obligation applies until the next valuation is signed.

BT will consult with the Trustee if:

• it considers making acquisitions with a total cost of more than £1.0bn in any 12-month period; or

• it considers making disposals of more than £1.0bn; or

• it considers making a Class 1 transaction (acquisition or disposal); or

• it is subject to a takeover offer.

This obligation is on-going until otherwise terminated.

BT will advise the Trustee should there be other material corporate events which would materially impact BT’s covenant to the BTPS. This obligation is on-going until otherwise terminated.

Negative pledge

A negative pledge that future creditors will not be granted superior security to the BTPS in excess of a £1.5bn threshold, to cover both British Telecommunications plc and BT Group plc.

This provision applies until the deficit reduces to below £2.0bn at any subsequent funding valuation.

In the highly unlikely event that the group were to become insolvent there are additional protections of BTPS members’ benefits:

Feature	Detail
Crown Guarantee

The Crown Guarantee was granted by the Government when the group was privatised in 1984 and would only come into effect upon the insolvency of BT.

The Trustee brought court proceedings to clarify the scope and extent of the Crown Guarantee. The Court of Appeal judgment on 16 July 2014 established that:

• the Crown Guarantee covers BT’s funding obligation in relation to the benefits of members of the BTPS who joined post-privatisation as well as those who joined pre-privatisation (subject to certain exceptions)

• the funding obligation to which the Crown Guarantee relates is measured with reference to BT’s obligation to pay deficit contributions under the rules of the BTPS.

The Crown Guarantee is not taken into account for the purposes of the actuarial valuation of the BTPS and is an entirely separate matter, only being relevant in the highly unlikely event that BT became insolvent.

Pension Protection Fund (PPF)

The Pension Protection Fund (PPF) may take over the BTPS and pay benefits not covered by the Crown Guarantee to members.

There are limits on the amounts paid by the PPF and the PPF would not provide exactly the same benefits as those provided under the BTPS Rules.

Other benefit plans

In addition to the BTPS, the group maintains benefit plans around the world with a focus on these being appropriate for the local market and culture.

EE Pension Scheme (EEPS)

The EEPS is the second largest defined benefit plan sponsored by the group. It has a defined benefit section that is closed to future accrual, with liabilities of around £1.0bn, and a defined contribution section with around 11,000 members.

At 31 March 2019, the defined benefit section’s assets are invested across a number of asset classes including global equities (23%), property & illiquid alternatives (22%), an absolute return portfolio (25%) and a liability driven investment portfolio (30%).

The triennial valuation of the defined benefit section was performed as at 31 December 2015, and agreed in March 2017. This showed a funding deficit of £141m. The group is scheduled to contribute £1.875m each month between 1 April 2019 and November 2020. The next funding valuation is taking place as at 31 December 2018 and is underway.

BTRSS

The BTRSS is the largest defined contribution scheme maintained by the group with around 69,000 active members. In the year to 31 March 2019, the group contributed £388m to the BTRSS.

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21. Own shares

Significant accounting policies that apply to own shares

Own shares are recorded at cost and deducted from equity. When shares vest unconditionally or are cancelled they are transferred from the own shares reserve to retained earnings at their weighted average cost.

	Treasury shares[a]		Employee share ownership trust[a]		Total
	millions	£m	millions	£m	millions	£m
At 31 March 2017	8	(35)	14	(61)	22	(96)
Own shares purchased[b]	43	(125)	32	(96)	75	(221)
Share options exercised[b]	(1)	2	(29)	100	(30)	102
Transfer of shares to satisfy US share scheme	(4)	13	–	–	(4)	13
Executive share awards vested	–	–	(5)	16	(5)	16

At 1 April 2018	46	(145)	12	(41)	58	(186)

Own shares purchased[b]	–	–	5	(9)	5	(9)
Share options exercised[b]	(1)	2	–	–	(1)	2
Executive share awards vested	–	–	(8)	26	(8)	26

At 31 March 2019	45	(143)	9	(24)	54	(167)

[a]

At 31 March 2019, 45,308,559 shares (2017/18: 46,224,966) with an aggregate nominal value of £2m (2017/18: £2m) were held at cost as treasury shares and 9,021,714 shares (2017/18: 12,855,378) with an aggregate nominal value of £nil (2017/18: £1m) were held in the Trust.

[b]

See group cash flow statement on page 114. In 2018/19 the cash paid for the repurchase of ordinary share capital was £9m (2017/18: £221m). The cash received for proceeds on the issue of treasury shares was £5m (2017/18: £53m).

The treasury shares reserve represents BT Group plc shares purchased directly by the group. The BT Group Employee Share Ownership Trust (the Trust) also purchases BT Group plc shares.

The treasury shares and the shares in the Trust are being used to satisfy our obligations under employee share plans. Further details on Employee Saveshare Plans and Executive share plans are provided in note 22.

22. Share-based payments

Significant accounting policies that apply to share-based payments

We operate a number of equity-settled share-based payment arrangements, under which we receive services from employees in consideration for equity instruments (share options and shares) of the group. Equity-settled share-based payments are measured at fair value at the date of grant. Market-based performance criteria and non-vesting conditions (for example, the requirement for employees to make contributions to the share purchase programme) are reflected in this measurement of fair value. The fair value determined at the grant date is recognised as an expense on a straight line basis over the vesting period, based on the group’s estimate of the options or shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. Fair value is measured using either the Binomial options pricing model or Monte Carlo simulations, whichever is more appropriate to the share-based payment arrangement.

Service and performance conditions are vesting conditions. Any other conditions are non-vesting conditions which have to be taken into account to determine the fair value of equity instruments granted. In the case that an award or option does not vest as a result of a failure to meet a non-vesting condition that is within the control of either counterparty, this is accounted for as a cancellation. Cancellations are treated as accelerated vesting and all remaining future charges are immediately recognised in the income statement. As the requirement to save under an employee saveshare arrangement is a non-vesting condition, employee cancellations, other than through a termination of service, are treated as an accelerated vesting.

No adjustment is made to total equity for awards that lapse or are forfeited after the vesting date.

Year ended 31 March	2019 £m	2018 £m	2017 £m
Employee Saveshare Plans	38	42	40
Executive Share Plans:
Incentive Share Plan (ISP)	6	16	–
Deferred Bonus Plan (DBP)	6	4	9
Retention Share Plan (RSP)	17	21	8
Other plans	–	1	–

	67	84	57

What share incentive arrangements do we have?

Our plans include savings-related share option plans for employees and those of participating subsidiaries, further share option plans for selected employees and a stock purchase plan for employees in the US. We also have several share plans for executives. All share-based payment plans are equity-settled. Details of these plans is set out below.

156 BT Group plc	Annual Report 2019

Notes to the consolidated financial statements continued

22. Share-based payments continued

Employee Saveshare Plans

Under an HMRC-approved savings-related share option plan, employees save on a monthly basis, over a three or five-year period, towards the purchase of shares at a fixed price determined when the option is granted. This price is usually set at a 20% discount to the market price for five-year plans and 10% for three-year plans. The options must be exercised within six months of maturity of the savings contract, otherwise they lapse. Similar plans operate for our overseas employees.

Incentive Share Plan (ISP)

Under the ISP, participants are entitled to these shares in full at the end of a three-year period only if the company has met the relevant pre-determined corporate performance measures and if the participants are still employed by the group. For ISP awards granted in 2018/19, 2017/18 and 2016/17: 40% of each award is linked to a total shareholder return (TSR) target for a comparator group of companies from the beginning of the relevant performance period; 40% is linked to a three-year cumulative normalised free cash flow measure; and 20% to growth in underlying revenue excluding transit.

Deferred Bonus Plan (DBP)

Under the DBP, awards are granted annually to selected employees. Shares in the company are transferred to participants at the end of three years if they continue to be employed by the group throughout that period.

Retention Share Plan (RSP)

Under the RSP, awards are granted to selected employees. Shares in the company are transferred to participants at the end of a specified retention period if they continue to be employed by the group throughout that period.

Under the terms of the ISP, DBP and RSP, dividends or dividend equivalents earned on shares during the conditional periods are reinvested in company shares for the potential benefit of the participants.

Employee Saveshare Plans

Movements in Employee Saveshare options are shown below.

	Movement in the number of share options			Weighted average exercise price
Year ended 31 March	2019 millions	2018 millions	2017 millions	2019 pence	2018 pence	2017 pence
Outstanding at 1 April	175	189	197	306	313	287
Granted	80	69	44	175	250	362
Forfeited	(44)	(41)	(18)	298	328	345
Exercised	(1)	(30)	(33)	247	169	208
Expired	(20)	(12)	(1)	294	353	345

Outstanding at 31 March	190	175	189	254	306	313

Exercisable at 31 March	–	–	–	249	320	237

The weighted average share price for all options exercised during 2018/19 was 249p (2017/18: 311p, 2016/17: 357p).

The following table summarises information relating to options outstanding and exercisable under Employee Saveshare plans at 31 March 2019.

Normal dates of vesting and exercise (based on calendar years)	Exercise price per share	Weighted average exercise price	Number of outstanding options millions	Weighted average remaining contractual life
2019	319p – 397p	333p	40	10 months
2020	243p – 376p	305p	34	22 months
2021	170p – 353p	232p	43	34 months
2022	243p	243p	29	46 months
2023	170p	170p	43	58 months

Total		254p	189	34 months

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22. Share-based payments continued

Executive share plans

Movements in executive share plan awards during 2018/19 are shown below:

	Number of shares (millions)
	ISP	DBP	RSP	Total
At 31 March 2018	54	6	12	72
Awards granted	33	4	7	44
Awards vested	–	(1)	(7)	(8)
Awards lapsed	(18)	(1)	(1)	(20)
Dividend shares reinvested	5	–	–	5

At 31 March 2019	74	8	11	93

Fair values

The following table summarises the fair values and key assumptions used for valuing grants made under the Employee Saveshare plans and ISP in 2018/19, 2017/18 and 2016/17.

	2019				2018				2017
Year ended 31 March	Employee Saveshare		ISP		Employee Saveshare		ISP		Employee Saveshare		ISP
Weighted average fair value	41	p	156	p	56	p	202	p	72	p	328	p
Weighted average share price	208	p	211	p	296	p	281	p	422	p	426	p
Weighted average exercise price of options granted	175	p	n/a		250	p	n/a		362	p	n/a
Expected dividend yield	3.47% – 3.83%		n/a		3.12% – 3.21%		n/a		2.9% – 3.4%		n/a
Risk free rates	0.74% – 1.07%		0.7%		0.1% – 0.2%		0.2%		0.5% – 0.8%		0.6%
Expected volatility	23.3% – 25.8%		23.5%		23.1% – 24.3%		23.6%		19.0% – 21.5%		21.8%

Employee Saveshare grants are valued using a Binomial options pricing model. Awards under the ISP are valued using Monte Carlo simulations. TSRs are generated for BT and the comparator group at the end of the three-year performance period, using each company’s volatility and the cross correlation between pairs of stocks.
Volatility has been determined by reference to BT’s historical volatility which is expected to reflect the BT share price in the future. An expected life of three months after vesting date is assumed for Employee Saveshare options. For all other awards the expected life is equal to the vesting period. The risk-free interest rate is based on the UK gilt curve in effect at the time of the grant, for the expected life of the option or award.

The fair values for the DBP and RSP were determined using the market price of the shares at the grant date. The weighted average share price for DBP awards granted in 2018/19 was 209p (2017/18: 282p, 2016/17: 421p) and for RSP awards granted in 2018/19 217p (2017/18: 282p, 2016/17: 417p).

23. Investments

Significant accounting policies that apply to investments

Investments classified as amortised cost

These investments are measured at amortised cost. Any gain or loss on derecognition is recognised in the income statement.

Investments classified as fair value through profit and loss

These investments are initially recognised at fair value plus direct transaction costs. They are re-measured at subsequent reporting dates to fair value and changes are recognised directly in the income statement.

Debt instruments classified as fair value through other comprehensive income

These investments are initially recognised at fair value plus direct transaction costs. Investments are re-measured at subsequent reporting dates to fair value, and unrealised gains and losses are recognised in other comprehensive income (except for changes in exchange rates for monetary items, interest, and impairment losses, which are recognised in the income statement). On derecognition of the investment, the cumulative gain or loss previously recognised in other comprehensive income is taken to the income statement, in the line that most appropriately reflects the nature of the item or transaction.

Equity instruments classified as fair value through other comprehensive income

We have made an irrevocable election to present changes in the fair value of equity investments that are not held for trading in other comprehensive income. All gains or losses are recognised in other comprehensive income and are not reclassified to the income statement when the investments are disposed of, aside from dividends which are recognised in the income statement when our right to receive payment is established. Equity investments are recorded in non-current assets unless they are expected to be sold within one year.

158 BT Group plc	Annual Report 2019

Notes to the consolidated financial statements continued

23. Investments continued

IFRS 9 was applied for the first time on 1 April 2018 and introduces new classifications for financial instruments, including investments. Under IAS 39, we classified investments as available-for-sale, loans and receivables, and fair value through profit or loss. On transition to IFRS 9 we have reclassified them as fair value through other comprehensive income, fair value through profit or loss, and amortised cost, as set out in note 1. The current year figures in the following table reflect the classifications under IFRS 9, and the prior year figures reflect the previous classifications under IAS 39.

At 31 March	2019 £m	2018 £m	2017 £m

Non-current assets
Fair value through other comprehensive income	48	–	–
Available-for-sale	–	46	37
Fair value through profit or loss	6	7	7

	54	53	44

Current assets
Fair value through other comprehensive income	–	–	–
Available-for-sale	–	2,575	1,437
Investments held at amortised cost	3,214	–	–
Loans and receivables	–	447	83

	3,214	3,022	1,520

Investments held at amortised cost consist of investments previously classified as loans and receivables and relate to money market investments denominated in sterling of £2,687m (2017/18: £416m, 2016/17: £35m), in US dollars of £26m (2017/18: £27m, 2016/17: £30m) in euros of £499m (2017/18: £nil, 2016/17: £nil) and in other currencies £2m (2017/18: £4m, 2016/17: £18m). They also include investments in liquidity funds of £2,522m (2017/18: £2,575m, 2016/17: £1,437m) held to collect contractual cash flows. In prior years these were classified as available-for-sale.

Fair value estimation

Fair value hierarchy At 31 March 2019	Level 1 £m	Level 2 £m	Level 3 £m	Total held at fair value £m

Non-current and current investments
Fair value through other comprehensive income	38	–	10	48
Fair value through profit or loss	6	–	–	6

Total	44	–	10	54

At 31 March 2018	Level 1 £m	Level 2 £m	Level 3 £m	Total held at fair value £m

Non-current and current investments
Available-for-sale	32	2,575	14	2,621
Fair value through profit or loss	7	–	–	7

Total	39	2,575	14	2,628

At 31 March 2017	Level 1 £m	Level 2 £m	Level 3 £m	Total held at fair value £m
Non-current and current investments
Available-for-sale	21	1,437	16	1,474
Fair value through profit or loss	7	–	–	7

Total	28	1,437	16	1,481

The three levels of valuation methodology used are:

Level 1 – uses quoted prices in active markets for identical assets or liabilities.

Level 2 – uses inputs for the asset or liability other than quoted prices that are observable either directly or indirectly.

Level 3 – uses inputs for the asset or liability that are not based on observable market data, such as internal models or other valuation methods.

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23. Investments continued

Level 2 balances disclosed in prior years consist of investments classified as available-for-sale and relating to liquidity funds denominated in sterling of £2,180m (2017/18) and £900m (2016/17), and in euros of £395m (2017/18) and £537m (2016/17). Their fair value was calculated by using notional currency amounts adjusted by year end spot exchange rates. These have been reclassified on adoption of IFRS 9 and are now held at amortised cost.

Level 3 balances consist of investments classified as fair value through other comprehensive income (previously available-for-sale) of £10m (2017/18: £14m, 2016/17: £16m) which represent investments in a number of private companies. In the absence of specific market data, these investments are held at cost, adjusted as necessary for impairments, which approximates to fair value.

24. Cash and cash equivalents

Significant accounting policies that apply to cash and cash equivalents

Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to cash and are subject to insignificant risk of changes in value and have an original maturity of three months or less. All are held at amortised cost on the balance sheet, equating to fair value.

For the purpose of the consolidated cash flow statement, cash and cash equivalents are as defined above net of outstanding bank overdrafts. Bank overdrafts are included within the current element of loans and other borrowings (note 25).

IFRS 9 was applied for the first time on 1 April 2018 and introduces new classifications for financial instruments. Cash and cash equivalents were classified as loans and receivables under IAS 39, and are now classified as financial assets held at amortised cost under IFRS 9. This has not had an impact on the accounting for these instruments, or on their carrying amounts.

At 31 March	2019 £m	2018 £m	2017 £m
Cash at bank and in hand	495	446	469
Cash equivalents
US deposits	3	26	32
UK deposits	1,132	31	1
Other deposits	36	25	26

Total cash equivalents	1,171	82	59

Total cash and cash equivalents	1,666	528	528
Bank overdrafts (note 25)	(72)	(29)	(17)
Cash and cash equivalents per the cash flow statement	1,594	499	511

Cash and cash equivalents include restricted cash of £44m (2017/18: £32m, 2016/17: £43m), of which £40m (2017/18: £29m, 2016/17: £41m) was held in countries where local capital or exchange controls currently prevent us from accessing cash balances. The remaining balance of £4m (2017/18: £3m, 2016/17: £2m) was held in escrow accounts, or in commercial arrangements akin to escrow.

25. Loans and other borrowings

Significant accounting policies that apply to loans and other borrowings

We initially recognise loans and other borrowings at the fair value of amounts received net of transaction costs. They are subsequently measured at amortised cost using the effective interest method and, if included in a fair value hedge relationship, are re-valued to reflect the fair value movements on the associated hedged risk. The resulting amortisation of fair value movements, on de-designation of the hedge, is recognised in the income statement.

What’s our capital management policy?

The objective of our capital management policy is to target an overall level of debt consistent with our credit rating target while investing in the business, supporting the pension scheme and paying dividends. In order to meet this objective, we may issue or repay debt, issue new shares, repurchase shares, or adjust the amount of dividends paid to shareholders. We manage the capital structure and make adjustments to it in the light of changes in economic conditions and the risk characteristics of the group. The Board regularly reviews the capital structure. No changes were made to these objectives and processes during 2018/19, 2017/18 or 2016/17. For details of share issues and repurchases in the year see note 21.

Our capital structure consists of net debt and shareholders’ equity. The analysis below summarises the components which we manage as capital.

At 31 March	2019 £m	2018 £m	2017 £m
Net debt	11,035	9,627	8,932
Total parent shareholders’ equity[a]	10,140	9,877	8,305

	21,175	19,504	17,237

[a]

Excludes non-controlling interests of £27m (2017/18: £34m, 2016/17: £30m). 2017/18 parent shareholders’ equity has been restated to reflect the update to the calculation of our IAS 19 accounting valuation of retirement benefit obligations, refer to note 2.

160 BT Group plc	Annual Report 2019

Notes to the consolidated financial statements continued

25. Loans and other borrowings continued

Net debt

Net debt consists of loans and other borrowings (both current and non-current), less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this measure, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to sterling at swapped rates where hedged.

Net debt is considered to be an alternative performance measure as it is not defined in IFRS. The most directly comparable IFRS measure is the aggregate of loans and other borrowings (current and non-current), current asset investments and cash and cash equivalents.

A reconciliation from the most directly comparable IFRS measure to net debt is given below.

At 31 March	2019 £m	2018 £m	2017 £m
Loans and other borrowings	16,876	14,275	12,713
Less:
Cash and cash equivalents	(1,666)	(528)	(528)
Current asset investments	(3,214)	(3,022)	(1,520)

	11,996	10,725	10,665
Adjustments:
To retranslate debt balances at swap rates where hedged by currency swaps	(701)	(874)	(1,419)
To remove accrued interest applied to reflect the effective interest method and fair value adjustments	(260)	(224)	(314)

Net debt	11,035	9,627	8,932

The table below shows the key components of net debt and of the increase of £1,408m this year.

	At 1 April 2018 £m	Issuance/ (maturities) £m	Fair value movements £m	Foreign exchange £m	Transfer to within one year £m	Accrued interest movements £m	At 31 March 2019 £m
Debt due within one year[a]	2,281	(1,423)	(8)	(97)	1,281	66	2,100
Debt due after one year	11,994	3,972	(11)	(102)	(1,111)	34	14,776
Cash flows from derivatives related to net debt	–	124	–	–	(124)	–	–
Overdrafts	–	46	–	–	(46)	–	–
Impact of cross-currency swaps[b]	(874)	–	–	182	–	(9)	(701)
Removal of the accrued interest and fair value adjustments[c]	(226)	–	19	–	–	(56)	(263)

Gross debt	13,175	2,719	–	(17)	–	35	15,912
Less:
Cash and cash equivalents	(528)	(1,140)	–	(3)	–	5	(1,666)
Current asset investments	(3,022)	(203)	–	11	–	–	(3,214)
Removal of the accrued interest[c]	2	–	–	–	–	1	3

Net debt	9,627	1,376	–	(9)	–	41	11,035

[a]	Including accrued interest and bank overdrafts.
[b]	Translation of debt balances at swap rates where hedged by cross currency swaps.
[c]	Removal of accrued interest applied to reflect the effective interest rate method and removal of fair value adjustments.

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25. Loans and other borrowings continued

The table below gives details of the listed bonds and other debt.

At 31 March	2019 £m	2018 £m	2017 £m
6.625% £500m bond due June 2017[a]	–	–	526
5.95% US$1,100m bond due January 2018[a]	–	–	891
3.25% €600m bond due August 2018[a]	–	541	539
2.35% US$800m bond due February 2019[a]	–	572	642
4.38% £450m bond due March 2019	–	455	460
1.125% €1,000m bond due June 2019[a]	869	883	863
8.625% £300m bond due March 2020	300	300	300
0.625% €1,500m bond due March 2021[a]	1,289	1,309	1,282
0.5% €575m bond due June 2022[a]	495	502	–
1.125% €1,100m bond due March 2023[a]	946	961	942
0.875% €500m bond due September 2023[a]	430	–	–
4.5% US$675m bond due December 2023[a]	524	–	–
1% €575m bond due June 2024[a]	498	506	–
1% €1,100m bond due November 2024[a]	943	959	–
3.50% £250m index linked bond due April 2025	433	419	403
1.75% €1,300m bond due March 2026[a]	1,118	1,137	1,113
1.5% €1,150m bond due June 2027[a]	993	1,009	–
2.125% €500m bond due September 2028[a]	433	–	–
5.125% US$700m bond due December 2028[a]	542	–	–
5.75% £600m bond due December 2028	710	721	731
9.625% US$2,670m bond due December 2030[a] (minimum 8.625%b)	2,096	1,943	2,191
3.125% £500m bond due November 2031	502	502	–
3.64% £330m bond due June 2033	339	–	–
1.613% £330m index linked bond due June 2033	340	–	–
6.375% £500m bond due June 2037[a]	522	522	522
3.883% £330m bond due June 2039	340	–	–
1.739% £330m index linked bond due June 2039	340	–	–
3.924% £340m bond due June 2042	350	–	–
1.774% £340m index linked bond due June 2042	351	–	–
3.625% £250m bond due November 2047	250	250	–

Total listed bonds	15,953	13,491	11,405

Finance leases	206	223	229

2.21% £350m bank loan due December 2017	–	–	352
Other loans	645	532	710
Bank overdrafts (note 24)	72	29	17

Total other loans and borrowings	717	561	1,079

Total loans and other borrowings	16,876	14,275	12,713

[a]	Designated in a cash flow hedge relationship.
[b]

The interest rate payable on this bond attracts an additional 0.25% for a downgrade by one credit rating by either Moody’s or Standard & Poor’s to the group’s senior unsecured debt below A3/A–respectively. In addition, if Moody’s or Standard & Poor’s subsequently increase the ratings then the interest rate will be decreased by 0.25% for each rating category upgrade by each rating agency. In no event will the interest rate be reduced below the minimum rate reflected in the above table.

Unless previously designated in a fair value hedge relationship, all loans and other borrowings are carried on our balance sheet and in the table above at amortised cost. The fair value of listed bonds and other long-term borrowings is £17,785m (2017/18: £14,878m, 2016/17: £13,496m) and the fair value of finance leases is £251m (2017/18: £253m, 2016/17: £273m).

The fair value of our bonds and other long-term borrowings is estimated on the basis of quoted market prices (Level 1), or based on similar issuances where they exist (Level 2).

The carrying amount of other loans and bank overdrafts equates to fair value due to the short maturity of these items (Level 3).

The interest rates payable on loans and borrowings disclosed above reflect the coupons on the underlying issued loans and borrowings and not the interest rates achieved through applying associated cross-currency and interest rate swaps in hedge arrangements.

162 BT Group plc	Annual Report 2019

Notes to the consolidated financial statements continued

25. Loans and other borrowings continued

Loans and other borrowings are analysed as follows:

At 31 March	2019 £m	2018 £m	2017 £m

Current liabilities
Listed bonds	1,367	1,702	1,539
Finance leases	16	18	15
Bank loans	–	–	352
Other loans and bank overdrafts[a]	717	561	726

Total current liabilities	2,100	2,281	2,632

Non-current liabilities
Listed bonds	14,586	11,789	9,866
Finance leases	190	205	214
Other loans	–	–	1

Total non-current liabilities	14,776	11,994	10,081

Total	16,876	14,275	12,713

[a]	Includes collateral received on swaps of £638m (2017/18: £525m, 2016/17: £702m).

The carrying values disclosed in the above table reflect balances at amortised cost adjusted for accrued interest and fair value adjustments to the relevant loans or borrowings. These do not reflect the final principal repayments that will arise after taking account of the relevant derivatives in hedging relationships which are reflected in the table below. Apart from finance leases, all borrowings as at 31 March 2019, 2018 and 2017 were unsecured.

The principal repayments of loans and borrowings at hedged rates amounted to £15,912m (2017/18: £13,175m, 2016/17: £10,980m) and repayments fall due as follows:

	2019			2018			2017
At 31 March	Carrying amount £m	Effect of hedging and interest £m	Principal repayments at hedged rates £m	Carrying amount £m	Effect of hedging and interest £m	Principal repayments at hedged rates £m	Carrying amount £m	Effect of hedging and interest £m	Principal repayments at hedged rates £m
Within one year, or on demand	2,100	(264)	1,836	2,272	(291)	1,981	2,632	(498)	2,134

Between one and two years	1,309	(133)	1,176	1,192	(66)	1,126	1,614	(197)	1,417
Between two and three years	15	–	15	1,332	(154)	1,178	1,166	(43)	1,123
Between three and four years	1,463	(89)	1,374	18	–	18	1,295	(121)	1,174
Between four and five years	964	33	997	1,489	(111)	1,378	12	–	12
After five years	10,975	(461)	10,514	7,899	(405)	7,494	5,844	(724)	5,120

Total due for repayment after more than one year	14,726	(650)	14,076	11,930	(736)	11,194	9,931	(1,085)	8,846

Total repayments	16,826	(914)	15,912	14,202	(1,027)	13,175	12,563	(1,583)	10,980
Fair value adjustments	50			73			150

Total loans and other borrowings	16,876			14,275			12,713

Obligations under finance leases are analysed as follows:

	2019	2018	2017	2019	2018	2017
	Minimum lease payments			Repayment of outstanding lease obligations
At 31 March	£m	£m	£m	£m	£m	£m
Amounts payable under finance leases:
Due within one year	29	33	29	16	18	14
Between two to five years	109	122	102	66	71	50
After five years	159	193	237	120	130	165

	297	348	368	202	219	229
Less: future finance charges	(95)	(129)	(139)	–	–	–
Fair value adjustments for purchase price adjustment	4	4	–	4	4	–

Total finance lease obligations	206	223	229	206	223	229

Assets held under finance leases mainly consist of buildings and network assets. Our obligations under finance leases are secured by the lessors’ title to the leased assets.

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26. Finance expense

Year ended 31 March	2019 £m	2018 £m	2017 £m

Finance expense
Interest on:
Financial liabilities at amortised cost and associated derivatives	582	478	567
Finance leases	13	16	15
Derivatives	–	14	12
Fair value movements on derivatives not in a designated hedge relationship	(3)	1	(2)
Reclassification of cash flow hedge from other comprehensive income	45	34	(1)
Unwinding of discount on provisions	14	15	16

Total finance expense before specific items	651	558	607

Specific items (note 10)	139	218	210

Total finance expense	790	776	817

Reconciliation of net finance expense to net interest cash outflow

Net interest cash outflow of £508m (2017/18: £548m, 2016/17: £622m) is £109m lower (2017/18: £2m higher, 2016/17: £28m higher) than the net finance expense in the income statement.

Year ended 31 March	2019 £m	2018 £m	2017 £m

Finance expense before specific items	651	558	607
Finance income before specific items	(34)	(12)	(13)

Net finance expense before specific items	617	546	594

Timing differences:
Derivative restructuring costs	–	–	1
Timing of coupon payments on bonds	(85)	(6)	19
Deferred income	8	8	8
Principal uplift on CPI and RPI linked bonds	(32)	–	–

Net interest cash outflow	508	548	622

27. Financial instruments and risk management

We issue or hold financial instruments mainly to finance our operations; to finance corporate transactions such as dividends, share buybacks and acquisitions; for the temporary investment of short-term funds; and to manage currency and interest rate risks. In addition, various financial instruments, for example trade receivables and payables arise directly from operations.

How do we manage financial risk?

Our activities expose us to a variety of financial risks: market risk (including interest rate risk and foreign exchange risk), credit risk and liquidity risk.

Treasury operation

We have a centralised treasury operation whose primary role is to manage liquidity and funding requirements as well as our exposure to associated market risks, and credit risk.

Treasury policy

Treasury policy is set by the Board. Group treasury activities are subject to a set of controls appropriate for the magnitude of borrowing, investments and group-wide exposures. The Board has delegated authority to operate these policies to a series of panels responsible for the management of key treasury risks and operations. Appointment to and removal from the key panels requires approval from two of the following: the chairman, the chief executive or the chief financial officer.

There has been no change in the nature of our risk profile between 31 March 2019 and the date of approval of these financial statements.

How do we manage interest rate risk?

Management policy

Interest rate risk arises primarily from our long-term borrowings. Interest cash flow risk arises from borrowings issued at variable rates, partially offset by cash held at variable rates. Fair value interest rate risk arises from borrowings issued at fixed rates.

Our policy, as set by the Board, is to ensure that at least 70% of ongoing net debt is at fixed rates. Short-term interest rate management is delegated to the treasury operation while long-term interest rate management decisions require further approval by the chief financial officer, group director tax, treasury, insurance and pensions or the treasury director who each have been delegated such authority from the Board.

Hedging strategy

In order to manage our interest rate profile, we have entered into cross-currency and interest rate swap agreements to vary the amounts and periods for which interest rates on borrowings are fixed. The duration of the swap agreements matches the duration of the debt instruments. The majority of the group’s long-term borrowings are subject to fixed sterling interest rates after applying the impact of these hedging instruments.

164 BT Group plc	Annual Report 2019

Notes to the consolidated financial statements continued

27. Financial instruments and risk management continued

How do we manage foreign exchange risk?

Management policy

Foreign currency hedging activities protect the group from the risk that changes in exchange rates will adversely affect future net cash flows.

The Board’s policy for foreign exchange risk management defines the types of transactions typically covered, including significant operational, funding and currency interest exposures, and the period over which cover should extend for each type of transaction.

The Board has delegated short-term foreign exchange management to the treasury operation and long-term foreign exchange management decisions require further approval from the chief financial officer, group director tax, treasury, insurance and pensions or the treasury director.

Hedging strategy

A significant proportion of our external revenue and costs arise within the UK and are denominated in sterling. Our non-UK operations generally trade and are funded in their functional currency which limits their exposure to foreign exchange volatility.

We enter into forward currency contracts to hedge foreign currency capital purchases, purchase and sale commitments, interest expense and foreign currency investments. The commitments hedged are principally denominated in US dollar, euro and Asia Pacific region currencies. As a result, our exposure to foreign currency arises mainly on non-UK subsidiary investments and on residual currency trading flows. We use cross-currency swaps to swap foreign currency borrowings into sterling.

The table below reflects the currency and interest rate profile of our loans and borrowings after the impact of hedging.

	2019			2018			2017
At 31 March	Fixed rate interest £m	Floating rate interest £m	Total £m	Fixed rate interest £m	Floating rate interest £m	Total £m	Fixed rate interest £m	Floating rate interest £m	Total £m
Sterling	13,556	1,767	15,323	11,990	676	12,666	9,633	706	10,339
Euro	–	589	589	–	509	509	–	641	641
Total	13,556	2,356	15,912	11,990	1,185	13,175	9,633	1,347	10,980

Ratio of fixed to floating	85%	15%	100%	91%	9%	100%	88%	12%	100%
Weighted average effective
fixed interest rate – sterling	4.0%			4.4%			4.9%

The floating rate loans and borrowings bear interest rates fixed in advance for periods ranging from one day to one year, primarily by reference to LIBOR quoted rates, RPI and CPI.

Sensitivity analysis

The income statement and shareholders’ equity are exposed to volatility arising from changes in interest rates and foreign exchange rates. To demonstrate this volatility, management has concluded that the following are reasonable benchmarks for performing sensitivity analysis:

•	For interest, a 1% increase in interest rates and parallel shift in yield curves across sterling, US dollar and euro currencies.

•	For foreign exchange, a 10% strengthening/weakening of sterling against other currencies.

The impact on equity, before tax and excluding any impact related to retirement benefit plans, of a 1% increase in interest rates and a 10% strengthening of sterling against other currencies is as detailed below:

At 31 March	2019 £m Increase (reduce)	2018 £m Increase (reduce)	2017 £m Increase (reduce)
Sterling interest rates	672	628	554
US dollar interest rates	(350)	(267)	(348)
Euro interest rates	(399)	(401)	(229)
Sterling strengthening	(219)	(236)	(269)

A 1% decrease in interest rates and 10% weakening in sterling against other currencies would have broadly the same impact in the opposite direction.

BT Group plc	Annual Report 2019

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Governance

Financial statements

Additional information

27. Financial instruments and risk management continued

The impact of a 1% change in interest rates on the group’s annual net finance expense and our exposure to foreign exchange volatility in the income statement, after hedging, (excluding translation exposures) would not have been material in 2018/19, 2017/18 and 2016/17.

Credit ratings

We continue to target a BBB+/Baa1 credit rating over the cycle. We regularly review the liquidity of the group and our funding strategy takes account of medium-term requirements. These include the pension deficit and shareholder distributions.

Our December 2030 bond contains covenants which require us to pay higher rates of interest since our credit ratings fell below A3 in the case of Moody’s or A– in the case of Standard & Poor’s (S&P). Additional interest of 0.25% per year accrues for each ratings category downgrade by each agency below those levels effective from the next coupon date following a downgrade. Based on the total notional value of debt outstanding of £2.0bn at 31 March 2019, our finance expense would increase/decrease by approximately £10m a year if the group’s credit rating were to be downgraded/upgraded, respectively, by one credit rating category by both agencies.

Our credit ratings were as detailed below:

	2019		2018		2017
At 31 March	Rating	Outlook	Rating	Outlook	Rating	Outlook

Rating agency
Moody’s	Baa2	Stable	Baa2	Stable	Baa1	Negative
Standard & Poor’s	BBB	Stable	BBB+	Negative	BBB+	Negative

How do we manage liquidity risk?

Management policy

We maintain liquidity by entering into short and long-term financial instruments to support operational and other funding requirements, determined using short and long-term cash forecasts. These forecasts are supplemented by a financial headroom analysis which is used to assess funding adequacy for at least a 12-month period. On at least an annual basis the Board reviews and approves the long-term funding requirements of the group and on an ongoing basis considers any related matters. We manage refinancing risk by limiting the amount of borrowing that matures within any specified period and having appropriate strategies in place to manage refinancing needs as they arise. The maturity profile of our loans and borrowings at 31 March 2019 is disclosed in note 25. We have term debt maturities of £1.2bn in 2019/20.

Our treasury operation reviews and manages our short-term requirements within the parameters of the policies set by the Board. We hold cash, cash equivalents and current investments in order to manage short-term liquidity requirements. At 31 March 2019 we had undrawn committed borrowing facilities of £2.1bn (2017/18: £2.1bn, 2016/17: £2.1bn) maturing in September 2021.

In the UK, the group has arranged for funders to offer a supplier financing scheme to the group’s suppliers. This enables suppliers who sign up to the arrangements to sell their invoices to the funders and to be paid earlier than the invoice due date. The group assesses the arrangement against indicators to assess if debts which vendors have sold to the funder under the supplier financing scheme continue to meet the definition of trade payables or should be classified as borrowings. At 31 March 2019 the payables met the criteria of trade payables.

Maturity analysis

The following table provides an analysis of the remaining contractually-agreed cash flows including interest payable for our non- derivative financial liabilities on an undiscounted basis, which therefore differs from both the carrying value and fair value.

Non-derivative financial liabilities At 31 March 2019	Loans and other borrowings £m	Interest on loans and other borrowings £m	Trade and other payables £m	Provisions £m	Total £m
Due within one year	1,886	541	5,158	39	7,624
Between one and two years	1,309	505	–	33	1,847
Between two and three years	15	497	–	35	547
Between three and four years	1,463	496	–	14	1,973
Between four and five years	964	482	–	12	1,458
After five years	10,975	3,543	–	127	14,645

	16,612	6,064	5,158	260	28,094

Interest payments not yet accrued	–	(5,850)	–	–	(5,850)
Fair value adjustment	50	–	–	–	50
Impact of discounting	–	–	–	(29)	(29)

Carrying value on the balance sheet[a,b]	16,662	214	5,158	231	22,265

166 BT Group plc	Annual Report 2019

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27. Financial instruments and risk management continued

Non-derivative financial liabilities At 31 March 2018	Loans and other borrowings £m	Interest on loans and other borrowings £m	Trade and other payables £m	Provisions £m	Total £m
Due within one year	2,120	452	4,939	54	7,565
Between one and two years	1,192	404	–	34	1,630
Between two and three years	1,332	365	–	25	1,722
Between three and four years	18	357	–	43	418
Between four and five years	1,489	355	–	19	1,863
After five years	7,899	2,714	–	197	10,810

	14,050	4,647	4,939	372	24,008

Interest payments not yet accrued	–	(4,495)	–	–	(4,495)
Fair value adjustment	73	–	–	–	73
Impact of discounting	–	–	–	(72)	(72)

Carrying value on the balance sheet[a,b]	14,123	152	4,939	300	19,514

Non-derivative financial liabilities At 31 March 2017	Loans and other borrowings £m	Interest on loans and other borrowings £m	Trade and other payables £m	Provisions £m	Total £m
Due within one year	2,468	507	5,259	62	8,296
Between one and two years	1,614	415	–	41	2,070
Between two and three years	1,166	364	–	21	1,551
Between three and four years	1,295	327	–	18	1,640
Between four and five years	12	319	–	17	348
After five years	5,844	2,726	–	310	8,880

	12,399	4,658	5,259	469	22,785

Interest payments not yet accrued	–	(4,494)	–	–	(4,494)
Fair value adjustment	150	–	–	–	150
Impact of discounting	–	–	–	(177)	(177)

Carrying value on the balance sheet[a,b]	12,549	164	5,259	292	18,264

[a]

Foreign currency-related cash flows were translated at closing rates as at the relevant reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.

[b]

The carrying amount of trade and other payables excludes £1,479m (2017/18: £1,326m, 2016/17: £1,298m) of non-current trade and other payables which relates to non-financial liabilities, and £632m (2017/18: £2,229m, 2016/17: £2,178m) of other taxation and social security and deferred income.

Trade and other payables are held at amortised cost. The carrying amount of these balances approximates to fair value due to the short maturity of amounts payable.

The following table provides an analysis of the contractually agreed cash flows in respect of the group’s derivative financial instruments. Cash flows are presented on a net or gross basis in accordance with the settlement arrangements of the instruments.

	Derivatives – Analysed by earliest payment date[a]				Derivatives – Analysed based on holding instrument to maturity
Derivative financial liabilities At 31 March 2019	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m
Due within one year	167	1,007	(950)	224	82	1,007	(950)	139
Between one and two years	128	541	(489)	180	77	541	(489)	129
Between two and three years	131	131	(96)	166	71	131	(96)	106
Between three and four years	163	633	(591)	205	71	633	(591)	113
Between four and five years	207	1,095	(1,042)	260	71	1,095	(1,042)	124
After five years	43	3,790	(3,660)	173	467	3,790	(3,660)	597

Total[b]	839	7,197	(6,828)	1,208	839	7,197	(6,828)	1,208

	Derivatives – Analysed by earliest payment date[a]				Derivatives – Analysed based on holding instrument to maturity
Derivative financial liabilities At 31 March 2018	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m
Due within one year	140	587	(547)	180	91	587	(547)	131
Between one and two years	135	183	(166)	152	91	183	(166)	108
Between two and three years	156	442	(446)	152	85	69	(47)	107
Between three and four years	143	52	(29)	166	80	68	(47)	101
Between four and five years	161	52	(29)	184	80	68	(47)	101
After five years	291	2,234	(2,149)	376	599	2,575	(2,512)	662

Total[b]	1,026	3,550	(3,366)	1,210	1,026	3,550	(3,366)	1,210

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Governance

Financial statements

Additional information

27. Financial instruments and risk management continued

	Derivatives – Analysed by earliest payment date[a]				Derivatives –Analysed based on holding instrument to maturity
Derivative financial liabilities At 31 March 2017	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m
Due within one year	291	582	(576)	297	92	582	(576)	98
Between one and two years	296	1,139	(1,097)	338	92	1,139	(1,097)	134
Between two and three years	198	–	–	198	92	–	–	92
Between three and four years	114	–	–	114	88	–	–	88
Between four and five years	104	–	–	104	83	–	–	83
After five years	123	–	–	123	679	–	–	679

Total[b]	1,126	1,721	(1,673)	1,174	1,126	1,721	(1,673)	1,174

[a]	Certain derivative financial instruments contain break clauses whereby either the group or bank counterparty can terminate the swap on certain dates and the mark to market position is settled in cash.
[b]

Foreign currency-related cash flows were translated at closing rates as at the relevant reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.

How do we manage credit risk?

Management policy

Our exposure to credit risk arises from financial assets transacted by the treasury operation (primarily derivatives, investments, cash and cash equivalents) and from trading-related receivables.

For treasury-related balances, the Board’s defined policy restricts exposure to any one counterparty by setting credit limits based on the credit quality as defined by Moody’s and Standard & Poor’s. The minimum credit ratings permitted with counterparties in respect of new transactions are A3/A– for long-term and P1/A1 for short-term investments. If counterparties in respect of existing transactions fall below the permitted criteria we will take action where appropriate.

The treasury operation continuously reviews the limits applied to counterparties and will adjust the limit according to the nature and credit standing of the counterparty, and in response to market conditions, up to the maximum allowable limit set by the Board.

Operational management policy

Our credit policy for trading-related financial assets is applied and managed by each of the customer-facing units to ensure compliance. The policy requires that the creditworthiness and financial strength of customers are assessed at inception and on an ongoing basis. Payment terms are set in accordance with industry standards. Where appropriate, we may minimise risks by requesting securities such as deposits, guarantees and letters of credit. We take proactive steps including constantly reviewing credit ratings of counterparties to minimise the impact of adverse market conditions on trading-related financial assets.

Exposures

The maximum credit risk exposure of the group’s financial assets at the balance sheet date is as follows:

At 31 March	Notes	2019 £m	2018 £m	2017 £m
Derivative financial assets		1,592	1,509	2,246
Investments	23	3,268	3,075	1,564
Trade and other receivables[a]	17	1,766	2,518	2,729
Contract assets	6	1,602	–	–
Cash and cash equivalents	24	1,666	528	528

		9,894	7,630	7,067

[a]

The carrying amount excludes £445m (2017/18: £317m, 2016/17: £360m) of non-current trade and other receivables which relate to non-financial assets, and £1,456m (2017/18: £1,496m, 2016/17: £1,106m) of prepayments, deferred contract costs and other receivables.

The credit quality and credit concentration of cash equivalents, current asset investments and derivative financial assets are detailed in the tables below. Where the opinion of Moody’s and Standard & Poor’s (S&P) differ, the lower rating is used.

Moody’s/S&P credit rating of counterparty	2019 £m	2018 £m	2017 £m
Aa2/AA and above	2,522	2,575	1,444
Aa3/AA–	1,376	313	208
A1/A+[a]	1,145	651	952
A2/Aa	649	628	370
A3/A–[a]	50	180	204
Baa1/BBB+[a]	75	59	561
Baa2/BBB and below[a]	160	207	86

	5,977	4,613	3,825

[a]	We hold cash collateral of £638m (2017/18: £492m, 2016/17: £702m) in respect of derivative financial assets with certain counterparties.

The concentration of credit risk for our trading balances is provided in note 17, which analyses outstanding balances by customer-facing unit. Where multiple transactions are undertaken with a single financial counterparty or group of related counterparties, we enter into netting arrangements to reduce our exposure to credit risk by making use of standard International Swaps and Derivatives Association (ISDA) documentation. We have also entered into credit support agreements with certain swap counterparties whereby, on a daily, weekly and monthly basis, the fair value position on notional £3,289m of long dated cross-currency swaps and interest rate swaps is collateralised. The related net cash inflow during the year was £129m (2017/18: outflow £220m, 2016/17: inflow £100m). The collateral paid and received is recognised within current asset investments and loans and other borrowings, respectively.

168 BT Group plc	Annual Report 2019

Notes to the consolidated financial statements continued

27. Financial instruments and risk management continued

Offsetting of financial instruments

The table below shows our financial assets and liabilities that are subject to offset in the group’s balance sheet and the impact of enforceable master netting or similar agreements.

		Related amounts not set off in the balance sheet
Financial assets and liabilities At 31 March 2019	Amounts presented in the balance sheet £m	Right of set off with derivative counterparties £m	Cash collateral £m	Net amount £m
Derivative financial assets	1,592	(802)	(638)	152
Derivative financial liabilities	(940)	802	90	(48)

Total	652	–	(548)	104

		Related amounts not set off in the balance sheet
Financial assets and liabilities At 31 March 2018	Amounts presented in the balance sheet £m	Right of set off with derivative counterparties £m	Cash collateral £m	Net amount £m
Derivative financial assets	1,509	(754)	(492)	263
Derivative financial liabilities	(837)	754	60	(23)

Total	672	–	(432)	240

		Related amounts not set off in the balance sheet
Financial assets and liabilities At 31 March 2017	Amounts presented in the balance sheet £m	Right of set off with derivative counterparties £m	Cash collateral £m	Net amount £m
Derivative financial assets	2,246	(693)	(702)	851
Derivative financial liabilities	(903)	693	64	(146)

Total	1,343	–	(638)	705

Derivatives and hedging

We use derivative financial instruments mainly to reduce exposure to foreign exchange and interest rate risks. Derivatives may qualify as hedges for accounting purposes if they meet the criteria for designation as fair value hedges or cash flow hedges in accordance with IFRS 9.

Significant accounting policies that apply to derivatives and hedge accounting

All of our derivative financial instruments are held at fair value on the balance sheet.

Derivatives designated in a cash flow hedge

The group designates certain derivatives as cash flow hedges. Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. To qualify for hedge accounting, hedge documentation must be prepared at inception, the hedge must be in line with BT’s risk management strategy and there must be an economic relationship based on the currency, amount and timing of the respective cash flows of the hedging instrument and hedged item. This is assessed at inception and in subsequent periods in which the hedge remains in operation. Hedge accounting is discontinued when it is no longer in line with BT’s risk management strategy or if it no longer qualifies for hedge accounting.

When a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity, in the cash flow reserve. For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line of the income statement and in the same period or periods that the hedged transaction affects the income statement. Any ineffectiveness arising on a cash flow hedge is recognised immediately in the income statement.

Other derivatives

Our policy is not to use derivatives for trading purposes. However, due to the complex nature of hedge accounting, some derivatives may not qualify for hedge accounting, or may be specifically not designated as a hedge because natural offset is more appropriate. These derivatives are classified as fair value through profit and loss and are recognised at fair value. Any direct transaction costs are recognised immediately in the income statement.

Gains and losses on re-measurement are recognised in the income statement in the line that most appropriately reflects the nature of the item or transaction to which they relate. Derivative financial instruments are classified as current assets or current liabilities where they have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months, they are classified within either non-current assets or non-current liabilities.

BT Group plc	Annual Report 2019

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Governance

Financial statements

Additional information

27. Financial instruments and risk management continued

Where the fair value of a derivative contract at initial recognition is not supported by observable market data and differs from the transaction price, a day one gain or loss will arise which is not recognised in the income statement. Such gains and losses are deferred and amortised to the income statement based on the remaining contractual term and as observable market data becomes available.

The fair values of outstanding swaps and foreign exchange contracts are estimated using discounted cash flow models and market rates of interest and foreign exchange at the balance sheet date.

At 31 March 2019	Current asset £m	Non-current asset £m	Current liability £m	Non-current liability £m
Designated in a cash flow hedge	102	1,228	40	689
Other	9	253	8	203

Total derivatives	111	1,481	48	892

At 31 March 2018	Current asset £m	Non-current asset £m	Current liability £m	Non-current liability £m
Designated in a cash flow hedge	187	1,061	41	587
Other	10	251	9	200

Total derivatives	197	1,312	50	787

At 31 March 2017	Current asset £m	Non-current asset £m	Current liability £m	Non-current liability £m
Designated in a cash flow hedge	417	1,508	25	616
Other	11	310	9	253

Total derivatives	428	1,818	34	869

All derivative financial instruments are categorised at Level 2 of the fair value hierarchy as defined in note 23.

Instruments designated in a cash flow hedge include interest rate swaps and cross-currency swaps hedging euro- and US dollar- denominated borrowings. Forward currency contracts are taken out to hedge step-up interest on currency denominated borrowings relating to the group’s 2030 US dollar bond. The hedged cash flows will affect the group’s income statement as interest and principal amounts are repaid over the remaining term of the borrowings (see note 25).

We hedge forecast foreign currency purchases, principally denominated in US dollar, euro and Asia Pacific currencies 12 months forward with certain specific transactions hedged further forward. The related cash flows are recognised in the income statement over this period.

The amounts related to items designated as hedging instruments were as follows:

Hedged items At 31 March 2019	Notional principal £m	Asset £m	Liability £m	Balance in cash flow hedge related reserves (gain)/loss £m	Fair value (gain)/loss recognised in OCI £m	Amount recycled from cash flow hedge related reserves to P&L £m
Sterling, euro and US dollar denominated borrowings[a]	13,518	1,311	(702)	(48)	(130)	(19)
US dollar step up interest on US denominated borrowings[b]	145	3	(1)	(38)	(13)	4
Foreign currency purchases, principally denominated in US dollar, euro and Asia Pacific currencies[c]	1,821	16	(26)	(13)	(33)	33

Total cash flow hedges	15,484	1,330	(729)	(99)	(176)	18

Deferred tax		–	–	15
Derivatives not in a designated hedge relationship		262	(211)	–

Carrying value on the balance sheet		1,592	(940)	(84)

Hedged items At 31 March 2018[d]	Notional principal £m	Asset £m	Liability £m	Balance in cash flow hedge related reserves (gain)/loss £m	Fair value (gain)/loss recognised in OCI £m	Amount recycled from cash flow hedge related reserves to P&L £m
Sterling, euro and US dollar denominated borrowings[a]	12,504	1,222	(608)	101	347	(333)
US dollar step up interest on US denominated borrowings[b]	143	–	(6)	(29)	13	3
Foreign currency purchases, principally denominated in US dollar, euro and Asia Pacific currencies[c]	1,989	26	(14)	(13)	8	53

Total cash flow hedges	14,636	1,248	(628)	59	368	(277)

Deferred tax		–	–	(22)
Derivatives not in a designated hedge relationship		261	(209)	–

Carrying value on the balance sheet		1,509	(837)	37

170 BT Group plc	Annual Report 2019

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27. Financial instruments and risk management continued

Hedged items At 31 March 2017[d]	Notional principal £m	Asset £m	Liability £m	Balance in cash flow hedge related reserves (gain)/loss £m	Fair value (gain)/loss recognised in OCI £m	Amount recycled from cash flow hedge related reserves to P&L £m
Sterling, euro and US dollar denominated borrowings[a]	10,041	1,845	(621)	87	(800)	938
US dollar step up interest on US denominated borrowings[b]	146	5	(2)	(45)	(21)	4
Foreign currency purchases, principally denominated in US dollar, euro and Asia Pacific currencies[c]	2,327	75	(18)	(74)	(63)	(4)

Total cash flow hedges	12,514	1,925	(641)	(32)	(884)	938

Deferred tax		–	–	(95)
Derivatives not in a designated hedge relationship		321	(262)	–

Carrying value on the balance sheet		2,246	(903)	(127)

[a]

Sterling, euro and US dollar denominated borrowings are hedged using cross currency swaps and interest rate swaps. Amounts recycled to profit and loss are presented within other operating costs and finance expense.

[b]	US dollar step up interest on US denominated borrowings are hedged using forward currency contracts. Amounts recycled to profit and loss are presented within finance expense.
[c]

Foreign currency purchases, principally denominated in US dollar, euro and Asia Pacific currencies are hedged using forward currency contracts. Amounts recycled to profit and loss in respect of these items are presented within cost of sales and other operating costs.

[d]	We have presented comparatives to this information, now required by IFRS 7 following the adoption of IFRS 9, for 31 March 2018 and 31 March 2017.

All cash flow hedges were fully effective in the period.

28. Other reserves

		Other comprehensive income
	Capital redemption reserve £m	Cash flow reserve[a] £m	Fair value reserve[b] £m	Cost of hedging reserve[c] £m	Translation reserve[d] £m	Total £m
At 1 April 2016	27	173	16	–	469	685
Exchange differences[e]	–	–	–	–	227	227
Net fair value gain (loss) on cash flow hedges	–	884	–	–	–	884
Movements in relation to cash flow hedges recognised in income and expense	–	(938)	–	–	–	(938)
Fair value movement on available-for-sale assets	–	–	(3)	–	–	(3)
Tax recognised in other comprehensive income	–	8	–	–	21	29

At 31 March 2017	27	127	13	–	717	884

Exchange differences[e]	–	–	–	–	(188)	(188)
Net fair value gain (loss) on cash flow hedges	–	(368)	–	–	–	(368)
Movements in relation to cash flow hedges recognised in income and expense	–	277	–	–	–	277
Fair value movement on available-for-sale assets	–	–	11	–	–	11
Tax recognised in other comprehensive income	–	10	–	–	(9)	1
Transfer to realised profit	–	(83)	–	–	–	(83)

At 31 March 2018	27	(37)	24	–	520	534

Transfer to cost of hedging reserve	–	81	–	(81)	–	–

At 1 April 2018	27	44	24	(81)	520	534

Exchange differences[e]	–	–	–	–	64	64
Net fair value gain (loss) on cash flow hedges	–	168	–	8	–	176
Movements in relation to cash flow hedges recognised in income and expense	–	(31)	–	13	–	(18)
Fair value movement on assets at fair value through other comprehensive income	–	–	3	–	–	3
Tax recognised in other comprehensive income	–	(37)	–	–	(4)	(41)
Transfer to realised profit	–	–	–	–	–	–

At 31 March 2019	27	144	27	(60)	580	718

[a]

The cash flow reserve is used to record the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred. Amounts ‘recognised in income and expense’ include a net charge to the cash flow reserve of £30m (2017/18: credit of £295m, 2016/17: charge of £941m) relating to fair value movements on derivatives. The items generating these foreign exchange movements are in designated cash flow hedge relationships.

[b]

The fair value reserve (2017/18, 2016/17: available-for-sale reserve) is used to record the cumulative fair value gains and losses on assets classified as fair value through other comprehensive income (2017/18, 2016/17: available-for-sale financial assets). The cumulative gains and losses are recycled to the income statement on disposal of the assets.

[c]

The cost of hedging reserve reflects the gain or loss on the portion excluded from the designated hedging instrument that relates to the currency basis element of our cross currency swaps. It is initially recognised in other comprehensive income and accounted for similarly to gains or losses in the cash flow reserve.

[d]

The translation reserve is used to record cumulative translation differences on the net assets of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation.

[e]	Excludes £(2)m (2017/18: £1m, 2016/17: £10m) of exchange differences in relation to retained earnings attributed to non-controlling interests.

BT Group plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

29. Related party transactions

Information about material related party transactions of the BT Group is set out below.

Key management personnel comprise executive and non-executive directors and members of the Executive Committee. Compensation of key management personnel is disclosed in note 7.

Amounts paid to the group’s retirement benefit plans are set out in note 20.

30. Financial commitments and contingent liabilities

Financial commitments were as follows:

At 31 March	2019 £m	2018 £m
Operating lease commitments	6,619	6,597
TV programme rights commitments	2,113	2,823
Capital commitments	1,432	993
Other commitments	253	624

Total	10,417	11,037

TV programme rights commitments, mainly relating to football broadcast rights, are those for which the licence period has not yet started.

Future minimum operating lease payments were as follows:

Payable in the year ending 31 March:	2019 £m	2018 £m
2019	–	600
2020	755	550
2021	641	513
2022	599	486
2023	555	463
2024	512	449
Thereafter	3,557	3,536

Total future minimum operating lease payments	6,619	6,597

Operating lease commitments were mainly in respect of land and buildings which arose from a sale and operating leaseback transaction in 2001. Leases have an average term of 13 years (2017/18: 14 years) and rentals are fixed for an average of 13 years (2017/18: 14 years).

Other than as disclosed below, there were no contingent liabilities or guarantees at 31 March 2018 other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated. We have insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of our operations. Otherwise, the group generally carries its own risks.

Commitments and guarantees

BT plc

On 27 March 2019 a formal guarantee was put in place for BT Group plc to fully and unconditionally guarantee the obligations of its wholly-owned subsidiary British Telecommunications plc (‘BT plc’) under it’s US dollar-denominated SEC-registered bonds. BT Group will also guarantee the obligations under the existing notes and new notes issued under BT plc’s Euro Medium Term Note Programme (EMTN), and under BT plc’s £300m 8.625% bonds due in 2020 and £600m 5.75% bonds due in 2028.

BDUK

Under the Broadband Delivery UK programme, grants received by the group may be subject to reinvestment or repayment to the local authority depending on the level of take-up.

Telefónica UK Limited leases

We’ve provided guarantees relating to certain leases entered into by Telefónica UK Limited (formerly O2 UK Limited) prior to the demerger of mmO2 from BT on 19 November 2001. mmO2 plc (now part of the Telefónica Group) has given BT a counter indemnity for these guarantees. There is no exposure in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until Telefónica UK Limited has discharged all its obligations.

Legal proceedings

The group is involved in various legal proceedings, including actual or threatened litigation, and government or regulatory investigations. However, save as disclosed below, the group does not currently believe that there are any legal proceedings, or government or regulatory investigations that may have a material adverse impact on the operations or financial condition of the group. In respect of each of the claims below, the nature and progression of such proceedings and investigations can make it difficult to predict the impact they will have on the group. There are many reasons why we cannot make these assessments with certainty, including, among others, that they are in early stages, no damages or remedies have been specified, and/or the often slow pace of litigation.

172 BT Group plc	Annual Report 2019

Notes to the consolidated financial statements continued

30. Financial commitments and contingent liabilities continued

Italian business

US securities class action complaints: The plaintiffs filed a third amended complaint in December 2018. We filed a motion to dismiss that complaint, which plaintiffs opposed. We filed our reply to the plaintiff’s opposition to the motion to dismiss on 11 January 2019. We are awaiting a decision from the US District court.

Italian Authorities: On 11 February 2019 the Milan Public Prosecutor served BT Italia S.P.A. with a notice regarding conclusion of their preliminary investigation. The notice (which named BT Italia, as well as various individuals) records the prosecutor’s view that as at the conclusion of the preliminary investigation there is a basis for proceeding with its case against BT Italia for certain potential offences under articles 5 and 25 of Legislative Decree 231/2001. BT Italia disputes this and maintains in a defence brief filed on 19 April 2019 that it should not be prosecuted. BT Italia is not presently the subject of any formal charge (nor are any of the individuals named in the prosecutor’s notice).

Phones 4U

In December 2016, the administrators of Phones 4U started legal proceedings in the High Court in the United Kingdom against EE, claiming payments under a retail trading agreement for sums then due in respect of revenues (net of costs) from certain customers prior to Phones 4U entering administration. This sharing of revenue under the retail trading agreement was due to continue until September 2019, with related payments continuing until April 2021. On May 2018 we reached a confidential agreement with the administrators of Phones 4U to settle this matter. This settlement is in line with the accruals we held to cover potential payments required by EE.

Since 2015 the administrators of Phones 4U Limited have made allegations that EE and other mobile network operators colluded to procure Phones 4U’s insolvency. During the year proceedings were issued for an unquantified amount by the administrators and in April 2019 we submitted our defence to this claim. We continue to dispute these allegations vigorously.

Brazilian tax claims

Brazilian tax claims The Brazilian state tax authorities have made tax demands on the exchange of goods and services (ICMS) and regulatory assessments (FUST/FUNTTEL) against certain Brazilian subsidiaries. These are indirect taxes imposed on the provision of telecommunications services in Brazil. The state tax and regulatory authorities are seeking to impose ICMS and FUST/FUNTTEL on revenue earned on activities that the company does not consider as being part of the provision of telecommunications services, such as equipment rental and managed services. We have disputed the basis on which ICMS and FUST/FUNTTEL are imposed and, in the case of ICMS, have challenged the rate which the tax authorities are seeking to apply.

We currently have 33 ICMS cases with a current potential value of £204m (as at the end of March 2019). This is the assessed amount for all cases spanning the period from 1998 to 2012 (plus one outlier case for the period 2013 to 2016 in the state of Minas Gerais and one case for the period 2014 to 2015 in the state of Amazonas). There are currently 56 FUST/FUNTTEL cases with a known overall liability of £19m; with a further £4m estimated (as at the end of April 2019). The judicial process is likely to take many years. There are eight ICMS cases worth approximately £55m which are at an advanced stage. These are currently pending before the Sao Paulo Court of Appeal. We are waiting for the Reporting Judge to schedule the trial hearing and expect to have a date soon, following the February judicial recess.

Regulatory matters

In respect of regulatory risks, the group provides for anticipated costs where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. Estimates are used in assessing the likely value of the regulatory risk. The ultimate liability may vary from the amounts provided and will be dependent upon the eventual outcome of any settlement.

Northern Ireland Public Sector Shared Network contract

On 4 April 2019 Ofcom opened an investigation into whether the award of the Public Sector Shared Network contract for Northern Ireland to BT complied with relevant significant market power conditions. We are cooperating with Ofcom’s investigation.

Other regulatory matters

We hold provisions reflecting management’s estimates of regulatory risks across a range of issues, including price and service issues. The precise outcome of each matter depends on whether it becomes an active issue, and the extent to which negotiation or regulatory decisions will result in financial settlement.

BT Group plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

Financial Statements of BT Group plc BT Group plc company balance sheet Registered number 04190816

At 31 March	Notes	2019 £m	2018 £m
Non-current assets
Investments	2	10,952	10,885
Trade and other receivables[a]		4,540	6,928

		15,492	17,813

Current assets
Trade and other receivables[a]		1,117	112
Cash and cash equivalents		2	6

		1,119	118

Current liabilities
Trade and other payables[b]		96	75

		96	75

Total assets less current liabilities		16,515	17,856

Non-current liabilities
Loans and other borrowings[c]		3,029	2,983

		3,029	2,983

Equity
Ordinary shares		499	499
Share premium		1,051	1,051
Capital redemption reserve		27	27
Merger reserve	3	3,149	5,649
Own shares		(167)	(186)
Profit and loss account[d]		8,927	7,833

Total equity		13,486	14,873

		16,515	17,856

[a]

Trade and other receivables primarily relate to a £1,010m equity placing raised in February 2015 and net proceeds of £7,507m, before £3m of issue costs, relating to the sale of EE to British Telecommunications plc on 29 January 2016. Subsequently £4,275m of the loan receivable relating to the sale of EE has been repaid. The balance consists of two loans to group undertakings of £1,061m (2017/18: £1,044m) repayable on 31 January 2058 and £3,479m (2017/18: £5,884m) repayable on 21 December 2064. The loans attract interest of LIBOR plus 102.5 basis points (2017/18: LIBOR plus 90 basis points). Included in the current trade and other receivables are loan to group undertakings of £997m (2017/18: £nil) and accrued interest of £120m (2017/18: £112m).

[b]	Trade and other payables consists of loans from group undertakings of £60m (2017/18: £34m) and other creditors of £36m (2017/18: £41m).
[c]

Loans and other borrowings consist of a loan from group undertakings of £3,029m (2017/18: £2,983m). The loan is repayable on 31 January 2058 and attracts interest of LIBOR plus 102.5 basis points (2017/18: LIBOR plus 90 basis points).

[d]

As permitted by Section 408(3) of the Companies Act 2006, no profit and loss account of the company is presented. The profit for the financial year, dealt with in the profit and loss account of the company was £44m (2017/18: £61m).

The financial statements of the company on pages 173 to 176 were approved by the Board of Directors on 8 May 2019 and were signed on its behalf by:

Jan du Plessis Chairman	Philip Jansen Chief Executive	Simon Lowth Chief Financial Officer

174 BT Group plc	Annual Report 2019

BT Group plc company statement of changes in equity

	Note	Called up share capital[a] £m	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Own shares[b] £m	Profit and loss account[b,c] £m	Total £m
At 1 April 2017		499	1,051	27	5,649	(96)	9,290	16,420
Profit for the financial year		–	–	–	–	–	61	61
Dividends paid		–	–	–	–	–	(1,524)	(1,524)
Capital contribution in respect of share-based payments		–	–	–	–	–	84	84
Net buyback of own shares		–	–	–	–	(90)	(78)	(168)

At 1 April 2018		499	1,051	27	5,649	(186)	7,833	14,873
Profit for the financial year		–	–	–	–	–	44	44
Transfer to realised profit	3	–	–	–	(2,500)	–	2,500	–
Dividends paid		–	–	–	–	–	(1,503)	(1,503)
Capital contribution in respect of share-based payments		–	–	–	–	–	67	67
Net buyback of own shares		–	–	–	–	19	(23)	(4)
Unclaimed dividends over 10 years		–	–	–	–	–	9	9

At 31 March 2019		499	1,051	27	3,149	(167)	8,927	13,486

[a]

The allotted, called up and fully paid ordinary share capital of the company at 31 March 2019 was £499m (31 March 2018: £499m), representing 9,968,127,681 (31 March 2018: 9,968,127,681) ordinary shares of 5p each.

[b]

In 2018/19 9,066,942 shares (2017/18: 38,627,352) were issued from Own shares to satisfy obligations under employee share schemes and executive share awards at a cost of £28m (2017/18: £130m). At 31 March 2019, 54,330,273 shares (31 March 2018: 59,249,666) with an aggregate nominal value of £3m (31 March 2018: £1m) were held as part of Own shares at cost.

[c]

As permitted by Section 408(3) of the Companies Act 2006, no profit and loss account of the company is presented. The profit for the financial year, dealt with in the profit and loss account of the company, was £44m (2017/18: £61m).

BT Group plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

Notes to the company financial statements

1. BT Group plc accounting policies

Principal activity

The principal activity of the company is to act as ultimate holding company of the BT group.

Accounting basis

As used in these financial statements and associated notes, the term ‘company’ refers to BT Group plc (a public company limited by shares). These separate financial statements of the company are prepared in accordance with, and presented as required by, the Companies Act 2006 as applicable to companies using Financial Reporting Standard 101 (FRS 101). These financial statements have been prepared in accordance with FRS 101. FRS 101 incorporates, with limited amendments, International Financial Reporting Standards (IFRS).

Financial statements

The financial statements are prepared on a going concern basis and under the historical cost convention.

As permitted by Section 408(3) of the Companies Act 2006, the company’s profit and loss account has not been presented.

New and amended accounting standards effective during the year

There have been no new or amended accounting standards or interpretations adopted during the year that have a significant impact on the financial statements.

Exemptions

As permitted by FRS 101, the company has taken advantage of the disclosure exemptions available under that standard in relation to business combinations, share-based payments, non-current assets held for sale, financial instruments, capital management, and presentation of comparative information in respect of certain assets, presentation of a cash flow statement, standards not yet effective, impairment of assets and related party transactions. The company intends to continue to take advantage of these exemptions in future years. Further detail is provided below.

Where required, equivalent disclosures have been given in the consolidated financial statements of BT Group plc.

The BT Group plc consolidated financial statements for the year ended 31 March 2019 contain a consolidated cash flow statement. Consequently, as permitted by IAS 7 ‘Statement of Cash flow’, the company has not presented its own cash flow statement.

The BT Group plc consolidated financial statements for the year ended 31 March 2019 contain related party disclosures.

Consequently, the company has taken advantage of the exemption in IAS 24, ‘Related Party Disclosures’ not to disclose transactions with other members of the BT Group.

The BT Group plc consolidated financial statements for the year ended 31 March 2019 contain financial instrument disclosures which comply with IFRS 7, ‘Financial Instruments: Disclosures’.

Consequently, the company is exempt from the disclosure requirements of IFRS 7 in respect of its financial instruments.

Investments

Investments are stated at cost and reviewed for impairment if there are indicators that the carrying value may not be recoverable. An impairment loss is recognised to the extent that the carrying amount cannot be recovered either by selling the asset or by continuing to hold the asset and benefiting from the net present value of the future cash flows of the investment.

Taxation

Full provision is made for deferred taxation on all temporary differences which have arisen but not reversed at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be sufficient taxable profits from which the underlying timing differences can be deducted. The deferred tax balances are not discounted.

Dividends

Dividend distributions are recognised as a liability in the year in which the dividends are approved by the company’s shareholders. Interim dividends are recognised when they are paid; final dividends when authorised in general meetings by shareholders. Dividend income is recognised on receipt.

Share capital

Ordinary shares are classified as equity. Repurchased shares of the company are recorded in the balance sheet as part of Own shares and presented as a deduction from shareholders’ equity at cost.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to cash and are subject to insignificant risk of changes in value and have an original maturity of three months or less.

Share-based payments

The company does not incur a charge for share-based payments. However, the issuance by the company of share options and awards to employees of its subsidiaries represents additional capital contributions to its subsidiaries. An addition to the company’s investment in subsidiaries is recorded with a corresponding increase in equity shareholders’ funds. The additional capital contribution is determined based on the fair value of options and awards at the date of grant and is recognised over the vesting period.

2. Investments

Cost	Total £m
At 31 April 2017	10,801
Additions	84

At 31 March 2018	10,885

Additions	67

At 31 March 2019	10,952

Additions of £67m (2017/18: £84m) comprise capital contributions in respect of share-based payments.

176 BT Group plc	Annual Report 2019

Notes to the company financial statements continued

2. Investments continued

The company held a 100% investment in BT Group Investments Limited, a company registered in England and Wales, throughout 2018/19 and 2017/18.

3. Merger reserve

On 29 January 2016, the company issued 1,594,900,429 ordinary shares of 5p at 470.70p per share resulting in a total of £80m being credited to the share capital.

These shares were used as part consideration for the acquisition of EE, which completed on 29 January 2016. As a result of this transaction, a merger reserve was created of £7,424m net of £3m issue costs. The acquisition of EE was structured by way of a share-for-share exchange. This transaction fell within the provisions of Section 612 of the Companies Act 2006 (merger relief) such that no share premium was recorded in respect of the shares issued. The company chose to record its investment in EE at fair value and therefore recorded a merger reserve equal to the value of the share premium which would have been recorded had Section 612 of the Companies Act 2006 not been applicable ie equal to the difference between the fair value of EE and the aggregate nominal value of the shares issued.

This merger reserve was initially considered unrealised on the basis it was represented by the investment in EE. This was not considered to represent qualifying consideration (in accordance with Tech 02/10 (Guidance on the determination of realised profits and losses in the context of distributions under the Companies Act 2006)), as superseded by Tech 02/17 (Guidance on realised and distributable profits under the Companies Act 2006).

Immediately following the acquisition of EE, the company’s investment in EE was transferred to BT in exchange for an intercompany loan. To the extent the loan is settled in qualifying consideration, the related proportion of the merger reserve is considered realised. Hence the merger reserve is an unrealised reserve until it is realised by the settlement of the intercompany loan by qualifying consideration.

During 2018/19, £2,500m (2017/18: £nil) of merger reserve was transferred to realised profit following the settlement of an intercompany loan by qualifying consideration.

4. Other information

Dividends

The Board recommends that a final dividend in respect of the year ended 31 March 2019 of 10.78p per share will be paid to shareholders on 9 September 2019, taking the full year proposed dividend in respect of 2018/19 to 15.4p (2017/18: 15.4p, 2016/17: 15.4p) which amounts to approximately £1,527m (2017/18: £1,524m, 2016/17: £1,532m). This final dividend is subject to approval by shareholders at the Annual General Meeting and therefore the liability of approximately £1,069m (2017/18: £1,044m, 2016/17: £1,050m) has not been included in these financial statements. The proposed dividend will be payable to all shareholders on the Register of Members on 9 August 2019.

Employees

The chairman, the executive directors and the company secretary & general counsel, governance of BT Group plc were the only employees of the company during 2018/19 and 2017/18. The costs relating to qualifying services provided to the company’s principal subsidiary, British Telecommunications plc, are recharged to that company.

177

BT Group plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

Related undertakings

Subsidiaries

Company name	Group interest in allotted capital[a]	Share class
Held directly United Kingdom
81 Newgate Street, London, EC1A 7AJ, United Kingdom

BT Group Investments
Limited	100%	ordinary

BT Group Nominees
Limited	100%	ordinary

Held via other group companies

Albania
Rr. Murat Toptani, Eurocol Center, Kati 8, Tirana, Albania

BT Albania Limited SH.P.K	100%	ordinary

Algeria
20 Micro zone d’Activités Dar El Madina, Bloc B, Loc N01 Hydra, Alger, 16000, Algeria

BT Algeria
Communications SARL	100%	ordinary

Argentina
Lola Mora 421, 15th Floor, Puerto Madero, Buenos Aires, C1107DDA, Argentina

BT Argentina S.R.L.	100%	ordinary

BT Latam Argentina S.A	100%	common

Australia
Level 1, 76 Berry Street, North Sydney NSW 2060, Australia

BT Australasia Pty Limited	100%	ordinary

	100%	preference

Austria
Louis-Häfliger-Gasse 10, 1210, Wien, Austria

BT Austria GmbH	100%	ordinary

Azerbaijan
The Landmark III Building, 8th Floor, c/o Deloitte & Touche, 96 Nizami Street, Baku, AZ 1010, Azerbaijan

BT Azerbaijan Limited,
Limited Liability Company	100%	ordinary

Bahrain
Suite #650, 6th floor, Building No. 247, Road 1704, Diplomatic Area 317, Bahrain

BT Solutions Limited
(Bahrain Branch)[b]	100%	–

Bangladesh
House 51 (3rd Floor), Road 9, Block F, Banani, Dhaka, 1213, Bangladesh

BT Communications
Bangladesh Limited	100%	ordinary

Company name	Group interest in allotted capital[a]	Share class

Barbados
The Gabbles, Haggatt Hall, St Michael, BB11063, Barbados

BT (Barbados) Limited	100%	ordinary

Belarus
58 Voronyanskogo St, Office 89, Minsk 220007, Belarus

BT BELRUS Foreign
Limited Liability Company	100%	ordinary

Belgium
Telecomlaan 9, 1831 Diegem, Belgium

BT Global Services Belgium
BVBA	100%	ordinary

BT Limited[b]	100%	–

BT Professional Services
(Holdings) N.V.	100%	ordinary
Rue de L’Aêropostale 8, 4460 Grâce-Hollogne, Belgium

IP Trade SA	100%	ordinary

Bermuda
Century House, 16 Par-la-Ville Road, Hamilton, HM08, Bermuda

Communications Global
Network Services Limited	100%	ordinary

Bolivia
Avenida Arce esquina Rosendo Gutierrez, Edifico Multicentre Torre B, Piso 12, La Paz, Bolivia

BT Solutions Limited
Sucursal Bolivia[b]	100%	–

Bosnia and Herzegovina
ul. Despiceva broj 3/II, Sarajevo, Sarajevo-Stari Grad, 71000, Bosnia and Herzegovina

BTIH Teleconsult
Drustvo sa organicenom odgovornoscu za posredovanje i zastupanje d.o.o. Sarajevo	100%	–

Botswana
Plot 113, Unit 28 Kgale Mews, Gaborone International Finance Park, Gaborone, PO BOX 1839, Botswana

BT Global Services
Botswana (Proprietary)
Limited	100%	ordinary

Brazil
Avenida Das Naçôes Unidas, 4777- 17 andar- Parte- Jardim Universidade, São Paulo- SP- CEP, 05477- 000, Brazil

BT Global Communications do Brasil Limitada	100%	quotas

Company name	Group interest in allotted capital[a]	Share class
Avenida Das Nações Unidas, 4777 - 14, andar- parte- Jardim Universidade - São Paulo- SP- CEP, 05477-000, Brazil
BT LatAm Holdings Brasil
Ltda	100%	common
BT Communications do
Brasil Limitada	100%	quotas

Rodovia SP 101, KM 9,5, Trecho Campinas- Monte Mor, Unidade 27, Bloco Beta, Distrito Industrial, Hortolandia - SP- CEP, São Paolo, 13185-900, Brazil
BT Brasil Serviços de
Telecomunicações Ltda	100%	quotas

BT LatAm Brasil Ltda.	100%	quotas

British Virgin Islands
Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands
BT LatAm (BVI)
Corporation	100%	common

Bulgaria
51B Bulgaria Blvd., fl. 4, Sofia, 1404, Bulgaria
BT Bulgaria EOOD	100%	ordinary

Canada
200 King St W, Suite 1904, Toronto ON M5H 3T4, Canada
BT Canada Inc.	100%	common
Tikit, Inc.	100%	ordinary

Cabo Verde
Avenida Andrade Corvo, 30, Praia, CP63, Cabo Verde
B. Telecomunicações,
Cabo Verde, Sociedade
Unipessoal, SA	100%	ordinary

Chile
55 Oficina 52, Las Condes, Santiago, 7580067, Chile, Chile
Servicios de
Telecomunicaciones BT
Global Networks Chile
Limitada	100%	ordinary

China
Building 16, 6th Floor, Room 602-B, No. 269 Wuyi Road, Hi-tech Park, Dalian, 116023, China
BT Technology (Dalian)
Company Limited	100%	registered

No. 3 Dong San Huan Bei Lu, Chao Yang District, Beijing, 100027, China
BT Limited, Beijing Office[b]	100%	–

178
BT Group plc	Annual Report 2019

Related undertakings continued

Company name	Group interest in allotted capital[a]	Share class
No. 31 Software Park Road, Tower A, Science & Technology Building, Dalian Software Park, Dalian, 116023, China
BT Global Services (Dalian) Co. Ltd.	100%	registered
Room 1206, Tower A, United Plaza, 5022 Bin He Avenue, Fu Tian District, Shenzhen, P. R. China
Infonet Primalliance
Shenzhen Co. Ltd.	35%	ordinary

Room 2101-2103, 21/F, International Capital Plaza, No. 1318 North Sichuan Road, Hong Kou District, Shanghai, 200080, China
BT China Limited-
Shanghai Branch Office[b]	100%	–

Room 4B, 7/F, Tower W3, Oriental Plaza, 1 East Chang An Avenue, Dong Cheng District, Beijing, P. R. China
Infonet Primalliance
Beijing Co. Ltd.	66%	ordinary

Room 601, No. 2 BLDG, 750 West Zhong Shan Rd., Shanghai, 200051, P.R ..China
Infonet Primalliance
Shanghai Co. Ltd.	28%	ordinary

Room 635-3, No. 2 BLDG, 351 Guo Shou Jing Road, Zhang Jiang High Technology Park, Shanghai, P. R. China
Infonet Primalliance
Holding Co. Ltd.	100%	ordinary

Room 702A, Tower W3,Oriental Plaza, 1 East Chang An Avenue, Dongcheng, Beijing, 100738, China
BT China Limited	100%	registered

Unit 1537B, Floor 15th, No. 55, Xili Road, Shanghai Free Trade Zone, Shanghai, China
BT China Communications
Limited	50%	ordinary

Colombia

Calle 113 # 7-21, Torre A oficina 1112, Teleport Business Park, Bogota, Colombia
América Inalámbrica S.A.	100%	common

BT Colombia Limitada	100%	quotas

BT LatAm Colombia S.A.	100%	common

BT LatAm Holdings
(Colombia) S.A.	100%	common

Costa Rica
Centro Corporativo Internacional, Piso 1, Avenida 6 y 8, Calle 26 y 28, Barrio Don Bosco, Costa Rica
BT Global Costa Rica SRL	100%	ordinary

BT LatAm Costa Rica, S.A.	100%	common

Company name	Group interest in allotted capital[a]	Share class

Côte d’Ivoire
Abidjan Plateau, Rue du commerce, Immeuble Nabil 1er étage, 01 BP 12721 Abidjan 01, Côte d’Ivoire
BT Côte d’Ivoire	100%	ordinary

Croatia
Savska 64, 10 000 Zagreb, Croatia
BT Solutions Limited
Podruznica Hrvatska[b]	100%	–

Cyprus
236 Strovolos Avenue, Strovolos 2048, Nicosia, Cyprus
BT Solutions Limited[b]	100%	–

Czech Republic
Katerinska 466/40, Nove Mesto, Prague 2, 120 00, Czech Republic
BT Limited, organizacni slozka[b]	100%	–

Denmark
Havnegade 39, 1058, Kobenhavn K, Denmark
BT Denmark ApS	100%	ordinary

Dominican Republic
Av. Abraham Lincoln Esq. Jose Amado Soler, Edif. Progresso, Local 3-A, Sector Ens. Serralles, Santo Domingo, Dominican Republic
BT Dominican Republic,
S. A.	100%	ordinary

BT LatAm Dominicana,
S.A.	100%	common

Ecuador
Av. Amazonas N21-252 y Carrión, Edificio Londres, 4° Piso, Quito, Ecuador
BT Solutions Limited
(Sucursal Ecuador)[b]	100%	–

El Salvador
Boulevard Orden de Malta, Centro Profesional Madre Tierra, Local 10, Primer Nivel, Antiguo Cuscatlán, La Libertad, El Salvador
BT El Salvador, Limitada de Capital Variable	100%	ordinary

Edificio Centro Profesional Madre Tierra, Local 10, Piso 1, Santa Elena, Antiguo Cuscatlan, El Salvador
BT LatAm El Salvador, S.A. de CV	100%	common

Egypt
1 Wadi El Nile St., Mohandessin, Giza, Cairo, Egypt
BT Telecom Egypt LLC	100%	stakes

Company name	Group interest in allotted capital[a]	Share class

Estonia
A.H. Tammsaare tee 47, Tallinn, 11316, Estonia
BT Solutions Limited Eesti
Filiaal[b]	100%	–

Finland
Mannerheimvägen 12 B 6, 00100 Helsinki, Finland
BT Nordics Finland Oy	100%	ordinary

France
Tour Ariane, 5 place de la Pyramide, La Defense Cedex, 92088 PARIS, France
BT France S.A.S.	100%	ordinary

BT Newco France S.A.S.	100%	ordinary

BT Services S.A.S	100%	ordinary

Georgia
74 Ilia Chavchavadze Avenue, Tbilisi, Georgia
BT Georgia Limited LLC	100%	–

Germany
Barthstraße 4, 80339, Munich, Germany
BT (Germany) GmbH &
Co. oHG	100%	ordinary

BT Deutschland GmbH	100%	ordinary

BT Garrick GmbH	100%	ordinary

Franfurterstrasse 21-25, 65760, Eschborn Taunus, Germany
IP Trade Networks GmbH	100%	ordinary

Ghana
No 11 Adaman Loop, Near Abeka Junction, P.O. Box AN 19113, Tesano, Accra - North, Ghana
BT Ghana Limited	100%	ordinary

Gibraltar
Montagu Pavilion, 8-10 Queensway, Gibraltar
BT (Gibraltar) Limited	100%	ordinary

Greece
75 Patision Street, Athens, 10434, Greece
BT Solutions Limited-
Greek Branch[b]	100%	–

Guatemala
3a Avenida 13–78, Zona 10 Torre Citibank, Nivel 2, Oficina No. 206, Guatemala
BT Guatemala S.A.	100%	unique

Comsat de Guatemala S.A.	100%	common

BT LatAm Guatemala, S.A.	100%	common

179

BT Group plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

Company name	Group interest in allotted capital[a]	Share class

Honduras
Colonia Lomas Del Guijarro sur, edificio Plaza azul, 2do. Nivel, local #26, Tegucigalpa, Honduras
BT Sociedad De
Responsabilidad Limitada	100%	–

Edificio Plaza Azul, Piso 2 do Nivel, Local No. 26, Colonia Lomas del Guijarro Sur, Avenida Paris, Calle Viena, Tegucigalpa, Honduras
BT LatAm Honduras, S.A.	100%	common

Hong Kong
38th Floor Dorset House, Taikoo Place, 979 King’s Road, Island East, Hong Kong
BT Hong Kong Limited	39%	ordinary
	61%	preference
Infonet Primalliance Co.,
Limited	100%	ordinary

Infonet China Limited	100%	ordinary

Room 1102, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong
IP Trade Networks Limited	100%	ordinary

Hungary
Budafoki út 91-13, 1117 Budapest, Hungary
BT Limited Magyarorszagi
Fioktelepe[b]	100%	–

BT ROC Kft	100%	business

Iceland
BDO ehf, Skutuvogi 1E, 104 Reykjavik, Iceland
BT Solutions Limited Útibú á Íslandi[b]	100%	–

India
602, Tower B, RMZ Infinity, Municipal No. 3, Old Madras Road, Benninganahalli, Bengaluru, Karnataka, 560016, India
BT Professional Services
(India) Private Limited	100%	ordinary

11th Floor, Eros Corporate Tower, Opp. International Trade Tower, Nehru Place, New Delhi, 110019, India
BT (India) Private Limited	100%	ordinary

BT e-Serv (India) Private
Limited	100%	equity

BT Global Business
Services Private Limited	100%	ordinary

BT Global Communications
India Private Limited	74%	ordinary

BT Telecom India Private
Limited	74%	ordinary

A-47, Hauz Khas, New Delhi, Delhi-DL, 110016, India
Orange Services India
Private Limited	100%	ordinary

Company name	Group interest in allotted capital[a]	Share class

Indonesia
World Trade Centre 5, Lantai. 13, Jl. Jend. Sudirman Kav. 29-31, Kel. Karet Setiabudi, Jakarta Selatan, Jakarta, 12920, Indonesia
PT BT Indonesia	100%	ordinary

PT BT Communications
Indonesia	95%	ordinary

PT Sun Microsystems
Indonesia	60%	ordinary

Israel
Beit Oz, 14 Abba Hillel Silver Rd, Ramat Gan, 52506, Israel
B.T. Communication Israel
Ltd	100%	ordinary

Italy
Strada Santa Margherita, 6 / A, 43123, Parma, Italy
BT Enìa Telecomunicazioni
S.P.A.	87%	ordinary

Via Charles Robert Darwin, no 85, 20019, Settimo Milanese, Italy
ERPTech S.p.A.	99%	ordinary
Via Correggio 5, 20097, San Donato Milanese, Milan, Italy
Radianz Italia S.r.l.	100%	ordinary

Via Mario Bianchini 15, 00142 Roma, Italy
BT Global Services Limited[b]	100%	–

Via Pianezza n° 123, Torino, Italy
Atlanet SpA	99%	ordinary

Via Tucidide 56, Torre 7, 20134, Milano, Italy
Basictel SpA	99%	ordinary

BT Italia S.p.A.	99%	ordinary

BT Nederland N.V.[b]	100%	–

Infonet Italia S.p.A	100%	ordinary

Nuova Societa di
Telecomunicazioni SpA	99%	ordinary

Jamaica
26 Beechwood Avenue, Cross Roads, St. Andrew, Kingston 5, Jamaica
BT Jamaica Limited	100%	ordinary

Japan
ARK Mori Building, 12-32 Akasaka, 1-Chome, Minato-Ku, Tokyo, 107 - 6024, Japan
BT Global Japan Corporation	100%	ordinary

BT Japan Corporation	100%	ordinary

Company name	Group interest in allotted capital[a]	Share class

Jersey
26 New Street, St Helier, JE2 3RA, Jersey
Ilford Trustees (Jersey)
Limited	100%	ordinary

First Floor Windward House, La Route de la Liberation, St Helier, JE1 1BG, Jersey
BT US Investments Limited	100%	ordinary

PO Box 264, Forum 4, Grenville Street, St Helier, JE4 8TQ, Jersey
BT Jersey Limited	100%	ordinary

Jordan
Al Gardens Area (Tiaa Al Ali), Al Salheen Neighborhood, Building #185, 7th Floor, Wasfi Al Tal Street, Amman, 11118, Jordan
BT (International)
Holdings Limited (Jordan)	100%	ordinary

Kazakhstan
36 Al Farabi Ave., Bldg. B, Almaty Financial District, Almaty, Republic of Kazakhstan, 050059, Kazakhstan
BT Kazakhstan LLP	100%	–

Kenya
6th Floor, Virtual Offices, Morningside Office Park, Ngong Road, Nairobi, Kenya
BT Communications Kenya
Limited	100%	ordinary

P.O. BOX 10032-00100, Nairobi, Kenya
BT Telecommunications
Kenya Limited	100%	ordinary

Korea
8th Floor, KTB Building, 66 Yeoui-daero, Yeongdeungpo-gu, Seoul, 07325, Korea
BT Global Services Korea
Limited	100%	common

Kuwait
Block 2-A, 9th Floor, Ahmad Al Jaber Street, Sharq, Kuwait
BT Solutions Limited –
Kuwait Branch[b]	100%	–

Latvia
Muitas iela 1A, Riga, LV-1010, Latvia
BT Latvia Limited,
Sabiedriba ar ierobezotu
atbildibu	100%	ordinary

Lebanon
Abou Hamad, Merheb, Nohra & Chedid Law Firm, Chbaro Street, 22nd Achrafieh Warde Building, 1st Floor, Beirut, P.O.BOX 165126, Lebanon
BT Lebanon S.A.L.	100%	ordinary

180
BT Group plc	Annual Report 2019

Related undertakings continued

	Group
	interest in
	allotted
Company name	capital[a]	Share class

Lithuania
Aludariu str 2-33, LT-01113 Vilnius, Lithuania
UAB BTH Vilnius	100%	ordinary

Luxembourg
12 rue Eugene Ruppert, L 2453, Luxembourg
BT Global Services Luxembourg SARL	100%	ordinary

BT Professional Services (Luxembourg) S.A.	100%	ordinary

BT Broadband Luxembourg Sàrl	100%	ordinary

BT Luxembourg Investment Holdings Sarl	100%	ordinary

Macedonia
Str. Dame Gruev no.8, 5th floor, Building “Dom na voenite invalidi”, SKOPJE 1000, Macedonia
BT Solutions Limited
Branch Office in Skopje[b]	100%	–

Macao
Avenida da.Praia Grande, No. 367-371, Keng Ou Building, 15th andar C, em Macao, Macau, Macao
BT Hong Kong Ltd. –
Macau Branch[b]	100%	–

Malawi
BDO Tax & Advisory Services (Pvt) Ltd, 6th Floor Unit House, 12 Victoria Street PO BOX 3038, Blantyre, Malawi
BT Malawi Limited	100%	ordinary

Malaysia
Menara BT, Level 8, Tower 3, Avenue 7, Bangsar South, No.8, Jalan Kerinchi, 59200, Kuala Lumpur, Malaysia
BT Global Services (M) Sdn Bhd	100%	ordinary

BT Global Services Solutions Sdn Bhd	100%	ordinary

BT Global Technology (M) Sdn. Bhd.	100%	ordinary

BT Systems (Malaysia) Sdn Bhd	100%	ordinary

Malta
Tower Gate Place, Tal-Qroqq Street, Msida MSD 1703, Malta
BT Solutions Limited[b]	100%	–

Mauritius
10 Frere Felix De Valois Street, Port Louis, Mauritius
BT Global Communications (Mauritius) Limited	100%	ordinary

	Group
	interest in
	allotted
Company name	capital[a]	Share class

Mexico
Av. Renato Leduc 321, Col. Toriello Guerra, 14050 Mexico D.F.
BT LatAm México, S.A. de C.V.	100%	common

Opimus S.A. de C.V.	100%	common

Moldova
IPTEH Building, 65 Stefan cel Mare Blvd, Office 806, Chisinau, Republic of Moldova
BT MDV Limited	100%	ordinary

Montenegro
Bulevar revolucije 7, Podgorica, 81000, Montenegro
BT Montenegro DOO	100%	–

Morocco
193, Avenue HASSAN II, Casablanca, MAROC s/c Domicilia services, Morocco
BT Solutions Limited – Morocco Branch[b]	100%	–

Espace Jet Business Class, 16/18 Lot Attoufik Sidi Maarouf, Casablanca, 20190, Morocco
Syntone S.A.R.L.	100%	ordinary

Mozambique
Av. 25 de Setembro, 1230, 3º, Bloco 5, Caixa Postal 4200, Maputo, 4200, Mozambique
BT Mozambique, Limitada	100%	quotas

Namibia
PO Box 2184, 61 Bismarck Street, Windhoek, Namibia
BT Solutions Limited[b]	100%	–

Netherlands
Minerva & Mercurius building, Herikerbergweg 2, 1101CM, Amsterdam Zuidoost, Netherlands
BT (Netherlands) Holdings B.V.	100%	ordinary

BT Nederland N.V.	100%	ordinary

BT Professional Services Nederland B.V.	100%	ordinary

New Zealand
c/o BDO Auckland, Level 4, 4 Graham Street, Auckland, 1010, New Zealand
BT Australasia Pty Limited – New Zealand Branch[b]	100%	–

Nicaragua
Edificio Invercasa, 5to Piso, Suite 505, Via Fontana, frente al colegio La Salle, Managua, Nicaragua
BT LatAm Nicaragua, S.A.	100%	common

BT Nicaragua S.A.	100%	capital

	Group
	interest in
	allotted
Company name	capital[a]	Share class

Niger
57, Rue des Sorkhos, BP 616, Niamey, Niger
BT Niger	100%	ordinary

Nigeria
ADOL House, 15 CIPM Avenue, Central Business District, Alausa, Ikeja, Lagos, Nigeria
BT (Nigeria) Limited	100%	ordinary

Norway
Munkedamsveien 45, c/o BDO AS, 0121 Oslo, Norway
BT Solutions Norway AS	100%	ordinary

Oman
Maktabi Building, Building No. 458, Unit No. 413 (4th Floor, Road No - R41, Block No. 203, Plot No. 107, Zone No. SW41, Complex No. 271, Al Watiyah, Bausher, Muscat, Sultanate of Oman, Oman
BT International Holdings Limited & Co. LLC	100%	ordinary

Pakistan
2nd Floor, Block C, Lakson Square, Building No. 1, Sarwar Shaheed Road, Karachi, 74200, Pakistan
BT Pakistan (Private) Limited	100%	ordinary

Panama
Edificio Credicorp Bank, Piso 3, Oficina 301, Cuidad de Panama, Panama
BT de Panama, S.R.L.	100%	ordinary

BT LatAm Panama, Inc.	100%	common

Paraguay
Gral Diaz 521, Edificio Internacional Faro, Piso 6, Asuncion, Paraguay
BT Paraguay S.R.L.	100%	quotas

Peru
Calle Martir Olaya, 129 of 1901, Miraflores, Lima, Peru
BT LatAm Peru S.A.C.	100%	common

BT Peru S.R.L.	100%	ordinary

Philippines
11th Floor, Page One Building, 1215 Acacia Avenue, Madrigal, Business park, Ayala Alabany, Muntinlupa city, 1780 City, Manila, 1780, Philippines
IT Holdings, Inc	100%	ordinary

Sun Microsystems Philippines, Inc	51%	common

18th Floor, Philamlife Tower, 8767 Paseo de Roxas, Makati City, 1226, Philippines
BT Communications
Philippines Incorporated	100%	ordinary

181

BT Group plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

	Group
	interest in
	allotted
Company name	capital[a]	Share class
c/o Sun Microsystems Phil Inc., 8767 Paseo de Roxas, Makati City, Philippines
PSPI-Subic, Inc	51%	ordinary

Poland
Al. Armii Ludowej 14, 00-638 Warszawa, International Business Center, Poland
BT Poland Spółka Z Ograniczoną Odpowiedzialnością	100%	ordinary

Portugal
Rua D. Francisco Manuel de Melo 21-1, 1070-085 Lisboa, Portugal
BT Portugal – Telecomunicaçöes, Unipessoal Lda	100%	ordinary

Puerto Rico
The Prentice-Hall Corporation System, Puerto Rico, Inc., c/o Fast Solutions, LLC, Citi Tower, 252 Ponce de Leon Avenue, Floor 20, San Juan, Puerto Rico, 00918, Puerto Rico
BT Communications Sales, LLC Puerto Rico branch[b]	100%	–

Qatar
1413, 14th Floor, Al Fardan Office Tower, Doha, 31316, Qatar
BT Global Services (North Gulf) LLC	49%	ordinary

Republic of Ireland
2 Grand Canal Plaza, Upper Grand Canal Street, Dublin 4, Republic of Ireland
BT Communications Ireland Group Limited	100%	ordinary

BT Communications Ireland Holdings Limited	100%	ordinary

BT Communications Ireland Limited	100%	ordinary

BT Global Communications (Ireland) Limited	100%	ordinary

Canal Capital Investment Limited	100%	ordinary

Whitestream Industries Limited	100%	ordinary

Romania
35-37 Oltenitei Str., Cladirea A1, Biroul Nr. 52, Bucharest, Sector 4, Romania
BT Global Services Limited Londra Sucursala Bucuresti[b]	100%	–

	Group
	interest in
	allotted
Company name	capital[a]	Share class
Russia
Room 62, prem xx, Floor 2, Pravdy, 26, 127137, Moscow, Russian Federation
BT Solutions Limited Liability Company	100%	–

Serbia
Dimitrija Georgijevica Starike 20, Belgrade, 11070, Serbia
BT Belgrade d.o.o	100%	ordinary

Sierra Leone
84 Dundas Street, Freetown, Sierra Leone
BT (SL) Limited	100%	ordinary

Singapore
Level 3, #03-01/02 & #03-04, Block B, Alexandra Technopark, 438B Alexandra Road, 119968, Singapore
BT (India) Private Limited Singapore Branch[b]	100%	–

BT Global Services Technologies Pte. Ltd.	100%	ordinary

BT Global Solutions Pte. Ltd.	100%	ordinary

BT Singapore Pte. Ltd.	100%	ordinary

Sun Vietnam Pte. Ltd.	60%	ordinary

Slovakia
Dvorakovo nabrezie 4, 811 02, Bratislava, Slovakia
BT Slovakia s.r.o.	100%	ordinary

Slovenia
CESTA V MESTNI LOG 1, 1000 LJUBLJANA, Slovenia
BT GLOBALNE STORITVE, telekomunikacijske storitve, obdelava podatkov, podatkovnih baz; d.o.o.	100%	ordinary

South Africa
24-18th Street, Menlo Park, Pretoria, 0081, South Africa
EE Communications (South Africa) Proprietary Limited	100%	ordinary

BT Building North Office Park, 54 Maxwell Drive, Woodmead, 2191, South Africa
BT Communications Services South Africa (Pty) Limited	70%	ordinary

First Floor, Culross Court North, 16 Culross Road, Bryanston 2021, South Africa
BT Limited[b]	100%	–

	Group
	interest in
	allotted
Company name	capital[a]	Share class
Spain
C/ Isabel Colbrand 6-8, 28050, Madrid, Spain
BT ESPAÑA, Compañia de Servicios Globales de Telecommunicaciones,S.A	100%	ordinary

Sri Lanka
Charter House 65/2, Sir Chittampalam A., Gardiner Mawatha, Colombo, 2, Sri Lanka
BT Communications Lanka (Private) Limited	100%	ordinary

Sudan
Alskheikh Mustafa Building, Parlman Street, Khartoum, Sudan
Newgate Communication (Sudan) Co. Ltd	100%	ordinary

Sweden
Box 30005, 104 25, Stockholm, Sweden
BT Nordics Sweden AB	100%	ordinary

Switzerland
Richtistrasse 5, 8304 Wallisellen, Switzerland
BT Switzerland AG	100%	ordinary

Taiwan
Shin Kong Manhattan Building, 14F, No. 8, Sec. 5, Xinyi Road, Taipei, 11049, Taiwan
BT Limited Taiwan Branch[b]	100%	–

Tanzania
BDO East Africa, 1st Floor-Wing B, Infotech Place, Mwai Kibaki Road, Dar es Salaam, Tanzania
BT Solutions Limited – Tanzania Branch[b]	100%	–

Thailand
Athenee Tower, 23rd Floor, (CEO Suite, Suite 38 & 40), 63 Wireless Road, Lumpini, Pathumwan, Bangkok, 10330, Thailand
BT Siam Communications Co. Ltd.	49%	class B

BT Siam Limited	69%	preference

Trinidad and Tobago
2nd Floor CIC Building, 122-124 Frederick Street, Port of Spain, Trinidad and Tobago
BT Solutions Limited[b]	100%	–

Tunisia
BT chez BDO Tunisie, Immeuble, ENNOUR BUILDING 3ème étage, Centre Urbain Nord 1082, Mahrajène Tunis, Tunisia
BT Tunisia S.A.R.L	100%	ordinary

182
BT Group plc	Annual Report 2019

Related undertakings continued

	Group
	interest in
	allotted
Company name	capital[a]	Share class
Turkey
Yenisahra Mah. Yavuz Selim Cad. No.19/A D.4 Ataşehir, İstanbu, 34700, Turkey
BT Bilisim Hizmetleri Anonim Şirketi	100%	ordinary

BT Telekom Hizmetleri
Anonim Şirketi	100%	common

Uganda
6th Floor Block C, Nakawa Business Park, Plot 3 - 5, New Portbell Road, Kampala, Uganda
BT Solutions Limited[b]	100%	–

Ukraine
Office 702, 34 Lesi Ukrainky Boulevard, Kyiv 01042, Ukraine
BT Ukraine Limited
Liability Company	100%	stakes

United Arab Emirates
Office No G03, Ground Floor, EIB Building No 04, Dubai, United Arab Emirates
BT MEA FZ-LLC	100%	ordinary

Office No. (F6) International Business Center, Building No. (27W10), Three Sails Tower, Cornish, Abu Dhabi, United Arab Emirates
BT UAE Limited - Abu Dhabi Branch[b]	100%	–

Office no.206 BLOCK B, Diamond Business Center 1, Al Barsha South Third, Dubai, P.O. BOX 25205, United Arab Emirates
BT UAE Limited - Dubai Branch (1)[b]	100%	–

BT UAE Limited - Dubai Branch (2)[b]	100%	–

United Kingdom
81 Newgate Street, London, EC1A 7AJ, United Kingdom
Autumnwindow Limited	100%	ordinary

Autumnwindow No.2 Limited	100%	ordinary

Autumnwindow No.3 Limited	100%	ordinary

BPSLP Limited	100%	ordinary

British Telecommunications plc	100%	ordinary

Bruning Limited	100%	ordinary

BT (International) Holdings Limited	100%	ordinary

BT (RRS LP) Limited	100%	ordinary

BT Centre Nominee 2 Limited	100%	ordinary

BT Communications Ireland Group Limited – UK Branch[b]	100%	–

	Group
	interest in
	allotted
Company name	capital[a]	Share class
BT Cornwall Limited	100%	ordinary

BT Corporate Trustee		limited by
Limited	100%	guarantee

BT European Investments Limited	100%	ordinary

BT Facilities Services Limited	100%	ordinary

BT Fifty-One	100%	ordinary

BT Fifty-Three Limited	100%	ordinary

BT Fleet Limited	100%	ordinary

BT Global Security Services Limited	100%	ordinary

BT Global Services Limited	100%	ordinary

BT Holdings Limited	100%	ordinary

BT IoT Networks Limited	100%	ordinary

BT Lancashire Services Limited	100%	ordinary

BT Law Limited	100%	ordinary

BT LGS Limited	100%	ordinary

BT Limited	100%	ordinary

BT Managed Services (No.2) Limited	100%	ordinary

BT Managed Services Limited	100%	ordinary

BT Nominees Limited	100%	ordinary

BT Property Holdings (Aberdeen) Limited	100%	ordinary

BT Property Limited	100%	ordinary

BT Sixty-Four Limited	100%	ordinary

BT SLE Euro Limited	100%	ordinary

BT SLE USD Limited	100%	ordinary

BT Solutions Limited	100%	ordinary

BT South Tyneside Limited	100%	ordinary

BT UAE Limited	100%	ordinary

Communications Global Network Services Limited – UK Branch[b]	100%	–

Communications Networking Services (UK)	100%	ordinary

Communicator (IOM) Limited – UK Branch[b]	100%	–

ESAT Telecommunications (UK) Limited	100%	ordinary

Extraclick Limited	100%	ordinary

groupBT Limited	100%	ordinary

Newgate Street Secretaries Limited	100%	ordinary

Numberrapid Limited	100%	ordinary

Pelipod Ltd	100%	ordinary

Radianz Limited	100%	ordinary

SEV Automotive And Plant Limited	100%	ordinary

	Group
	interest in
	allotted
Company name	capital[a]	Share class
Southgate Developments Limited	100%	ordinary

Tikit Limited	100%	ordinary

Tudor Minstrel	100%	ordinary

Alexander Bain House, 15 York Street, Glasgow, G2 8LA Scotland
Holland House (Northern)
Limited	100%	ordinary

BDO LLP, 55 Baker Street, London, W1U 7EU, United Kingdom
BT Business Direct Limited	100%	ordinary

BT Fifty	100%	ordinary

BT Forty-Nine	100%	ordinary

BT IT Services Limited	100%	ordinary

BT Lease Holdings Limited	100%	ordinary

BT Leasing Limited	100%	ordinary

BT Moorgate One Limited	100%	ordinary

BT Moorgate Two Limited	100%	ordinary

BT Property Holdings (Oxford) Limited	100%	ordinary

BT Seventy-Three	100%	ordinary

BTexact Technologies Limited	100%	ordinary

BTexact Venturing Limited	100%	ordinary

dabs.com Limited	100%	ordinary

IP Trade Networks Ltd	100%	ordinary

Mobilise Telecoms Limited	100%	ordinary

M-Viron Limited	100%	ordinary

Newgate Leasing Limited	100%	ordinary

Postgate Holding Company	100%	ordinary

Kelvin House, 123 Judd Street, London, WC1H 9NP, United Kingdom
Openreach Limited	100%	ordinary

The Balance, 2 Pinfold Street, Sheffield, S1 2GU, United Kingdom
Plusnet plc	100%	ordinary

Third Floor, St Georges Court, Upper Church Street, Douglas, IM1 1EE, Isle of Man
Belmullet Limited	100%	ordinary

Communicator Insurance Company Limited	99%	ordinary
	1%	preference

Communicator Limited	100%	ordinary

Priestgate Limited	100%	ordinary

183

BT Group plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

	Group
	interest in
	allotted
Company name	capital[a]	Share class
Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9BW, United Kingdom
EE (Group) Limited	100%	ordinary

EE Finance Limited	100%	ordinary

EE Limited	100%	ordinary

EE Pension Trustee Limited	100%	ordinary

EE Services Limited	100%	ordinary

Everthing Everywhere Limited	100%	ordinary

Mainline Communications Group Limited	100%	ordinary

Mainline Digital Communications Limited	100%	ordinary

Orange Furbs Trustees Limited	100%	ordinary

Orange Home UK Limited	100%	ordinary

Orange Personal Communications Services Limited	100%	ordinary

United States
c/o Corporation Service Company, 2215-B Renaissance Drive, Las Vegas, NV 89119, United States
BT LatAm (Nevada) Corp.	100%	common

c/o Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
BT Americas Holdings Inc.	100%	common

BT Americas Inc.	100%	common

BT Communications Sales LLC	100%	units

BT Conferencing Video Inc.	100%	common

BT Federal Inc.	100%	common

BT LatAm Holdings One, Inc.	100%	common

BT LatAm Holdings Three, Inc.	100%	common

BT LatAm Holdings Two, Inc.	100%	common

BT LatAm Services, Inc.	100%	common

BT LatAm, Inc.	100%	common

BT Procure L.L.C.	100%	units

BT United States L.L.C.	100%	units

Infonet Services Corporation	100%	common

IP Trade Network Corp	100%	common

Radianz Americas Inc.	100%	common

	Group
	interest in
	allotted
Company name	capital[a]	Share class
Uruguay
Rincón 487 Piso 11, Montevideo, ZIP CODE 11.000, Uruguay
BT Solutions Limited Sucursal Uruguay[b]	100%	–

Venezuela
Edificio Parque Cristal,Torre Oeste, Piso 5, Oficina 5, Avenida Francisco de Miranda, Urbanización Los Palos Grandes, Caracas 1060,Venezuela
BT LatAm Venezuela, S.A.	100%	ordinary

BT Global (Venezuela) S.A.	100%	ordinary

Vietnam
16th Floor, Saigon Tower, 29 Le Duan Road, District 1 Ho Chi Minh City, Socialist Republic of Vietnam
BT (Vietnam) Co. Ltd.	100%	ordinary

7th Floor, ESTAR Building, 147-149 Vo Van Tan Street, Ward 6, District 3, HCM City, Vietnam
Sun Vietnam Co., Ltd.	60%	ordinary

Zambia
Plot No. 4015A, Frost Building, Gallery Office Park, Lagos Road, Rhodespark, Lusaka, Lusaka Province, Zambia
BT Solutions Limited[b]	100%	–

Zimbabwe
3 Baines Avenue, Box 334, Harare, Zimbabwe
Numberrapid Limited[b]	100%	–

184
BT Group plc	Annual Report 2019

Related undertakings continued

Associates

	Group
	interest in
	allotted
Company name	capital[a]	Share class
Held via other group companies
British Virgin Islands
Craigmuir Chambers, PO Box 71, Road Town, Tortora, British Virgin Islands
Ecquaria Limited	50%	ordinary
Italy
Piazzale Luigi Sturzo, 23, 00144, Roma, Italy
QXN S.c.p.A.	25%	ordinary
Via XII Ottobre 2N, 16121, Genova, Liguria, Italy
I2 S.r.l	23%	–
Mauritius
IFS Court, Bank Street, TwentyEight Cybercity, Ebene, 72201, Mauritius
Mahindra – BT
Investment Company (Mauritius) Limited	43%	ordinary
Philippines
32F Philam Life Tower, 8767 Paseo de Roxas, Makati City, Philippines
ePLDTSunphilcox JV, Inc	20%	ordinary
SunPhilcox JV, Inc	20%	ordinary
Saudi Arabia
New Acaria Commercial Complex, Al-Siteen Street, Malaz, Riyadh, Saudi Arabia
British Telecom Al-Saudia Limited	49%	other
United Kingdom
24/25 The Shard, 32 London Bridge Street, London, SE1 9SG, United Kingdom
Digital Mobile Spectrum Limited	25%	ordinary
Unit 1, Colwick Quays Business Park, Colwick, Nottingham, Nottinghamshire, NG4 2JY, United Kingdom
Midland Communications Distribution Limited	35%	ordinary

Joint Ventures and Joint Operationsc

	Group
	interest in
	allotted
Company name	capital[a]	Share class
Held via other group companies
United Kingdom
Sixth Floor, Thames Tower, Station Road, Reading, RG1 1LX, United Kingdom
Mobile Broadband Network Limited	50%	ordinary

6th Floor, One London Wall, London, EC2Y 5EB, United Kingdom
Internet Matters Limited	25%	–

81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT OnePhone Limited	70%	ordinary

St Helen’s 1 Undershaft, London, EC3P 3DQ, United Kingdom
Rugby Radio Station (General Partner) Limited	50%	ordinary

Rugby Radio Station (Nominee) Limited	50%	ordinary

Rugby Radio Station LP	50%	–

10 Lower Thames Street, Third Floor, London, EC3R 6YT, United Kingdom
Youview TV Limited	14%	voting

Interests in joint operations

EE Limited and Hutchison 3G UK Limited (together ‘the Companies’) each have a 50% share in the joint operation Mobile Broadband Network Limited (‘MBNL’). MBNL’s ongoing purpose is the operation and maintenance of mobile networks through a sharing arrangement. This includes the efficient management of shared infrastructure and networks on behalf of the Companies, acquiring certain network elements for shared use, and coordinating the deployment of new infrastructure and networks on either a shared or a unilateral basis (unilateral elements being network assets or services specific to one company only). The group is committed to incurring 50% of costs in respect of restructuring the Shared Network, a similar proportion of the operating costs (which varies in line with usage), and 100% of any unilateral elements.

Guarantees for the joint operation are given by British Telecommunications plc and CK Hutchison Holdings Limited.

The principal place of business of the joint operation is in the UK.

[a]	The proportion of voting rights held corresponds to the aggregate interest in percentage held by the holding company and subsidiaries undertaking.
[b]	No shares issued for a branch.
[c]	All joint ventures are governed by a joint venture agreement or shareholder agreement. MBNL is accounted for as a joint operation.

BT Group plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

Additional information

Alternative performance measures

Introduction

We assess the performance of the group using a variety of alternative performance measures that are not defined under IFRS and are therefore termed non-GAAP measures. The non-GAAP measures we use are: change in underlying revenue, adjusted revenue, adjusted EBITDA, adjusted earnings per share, normalised free cash flow, and net debt. The rationale for using these measures, along with a reconciliation from the nearest measures prepared in accordance with IFRS, are presented in this Additional Information below.

The alternative performance measures we use may not be directly comparable with similarly titled measures used by other companies.

Specific items

The group’s income statement and segmental analysis separately identify trading results on an adjusted basis, being before specific items. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance as specific items are those that in management’s judgement need to be disclosed by virtue of their size, nature or incidence. This is consistent with the way that financial performance is measured by management and reported to the Board and the Executive Committee and assists in providing a meaningful analysis of the trading results of the group.

In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors, such as the frequency or predictability of occurrence.

Examples of charges or credits meeting the above definition and which have been presented as specific items in the current and/or prior years include acquisitions/disposals of businesses and investments, retrospective regulatory matters, historical insurance or litigation claims, business restructuring programmes, asset impairment charges, property rationalisation programmes, net interest on pensions and the settlement of multiple tax years. In the event that items meet the criteria, which are applied consistently from year to year, they are treated as specific items.

Reported revenue, reported operating costs, reported operating profit, reported profit before tax, reported net finance expense and reported EPS are the equivalent IFRS measures. A reconciliation from these can be seen in the Group income statement on page 110.

Change in underlying revenue

Change in underlying revenue is a non-GAAP measure that seeks to reflect the underlying performance of the group that will contribute to long-term sustainable growth. As such this excludes the impact of acquisitions or disposals, foreign exchange movements and specific items.

We have also separately included IFRS 15 in the current year to identify the impact of the new revenue standard which was effective from 1 April 2018. This is important to understand the movement in revenue year on year as comparatives for prior years are reported under the previous standard (IAS 18).

A reconciliation from the movement in reported revenue, the most directly comparable IFRS measures, to the movement in underlying revenue, is set out below.

Year ended 31 March	2019%	2018%
Decrease in reported revenue (IAS 18)	(1.2)	(1.4)
Specific items (IAS 18)	–	–
IFRS 15 adjustment	(0.1)	–

Decrease in adjusted revenue (IFRS 15 pro forma)	(1.3)	(1.4)
Transit revenue	–	0.6
Acquisitions and disposals	0.2	0.1
Foreign exchange movements	0.2	(0.3)

Decrease in underlying revenue	(0.9)	(1.0)

Adjusted EBITDA

In addition to measuring financial performance of the group and customer-facing units based on operating profit, we also measure performance based on EBITDA and adjusted EBITDA. EBITDA is defined as the group profit or loss before interest, taxation, depreciation and amortisation. Adjusted EBITDA is defined as EBITDA before specific items, net non-interest related finance expense, and share of profits or losses of associates and joint ventures. EBITDA is a common measure used by investors and analysts to evaluate the operating financial performance of companies, particularly in the telecommunications sector.

We consider EBITDA and adjusted EBITDA to be useful measures of our operating performance because they approximate the underlying operating cash flow by eliminating depreciation and amortisation. EBITDA and adjusted EBITDA are not direct measures of our liquidity, which is shown by our cash flow statement, and need to be considered in the context of our financial commitments.

A reconciliation of reported profit for the period, the most directly comparable IFRS measure, to EBITDA and adjusted EBITDA is set out below.

Year ended 31 March	2019 £m	2018 £m	2017 £m
Reported profit for the period	2,159	2,032	1,908
Tax	507	584	446

Reported profit before tax	2,666	2,616	2,354
Net interest related finance expense	606	530	580
Depreciation and amortisation	3,546	3,514	3,572

EBITDA	6,818	6,660	6,506
EBITDA specific items[a]	425	610	906
Net other finance expense	150	234	224
Share of post tax losses (profits) of associates and joint ventures	(1)	1	9

Adjusted EBITDA	7,392	7,505	7,645

[a]	Excludes amortisation specifics of £nil (2017/18: £nil, 2016/17: £62m). Specific items are set out in note 10 to the consolidated financial statements.

186 BT Group plc	Annual Report 2019

Additional information continued

Alternative performance measures continued

Earnings per share

We also measure financial performance based on adjusted earnings per share, which excludes specific items. Basic and adjusted earnings per share, and the per share impact of specific items, are as follows:

	2019		2018		2017
Year ended 31 March	Pence per share	£m	Pence per share	£m	Pence per share	£m
Basic earnings per share/profit	21.8	2,159	20.5	2,032	19.2	1,908
Specific items[a]	4.5	452	7.4	741	9.7	961

Adjusted basic earnings per share/profit	26.3	2,611	27.9	2,773	28.9	2,869

[a]	Specific items are set out in note 10 to the consolidated financial statements.

We disclose reported earnings per share, both basic and diluted, in note 12 to the consolidated financial statements.

Normalised free cash flow

Normalised free cash flow is one of the group’s key performance indicators by which our financial performance is measured. It is primarily a liquidity measure. However, we also believe it is an important indicator of our overall operational performance as it reflects the cash we generate from operations after capital expenditure and financing costs, both of which are significant ongoing cash outflows associated with investing in our infrastructure and financing our operations.

Normalised free cash flow is defined as free cash flow (net cash inflow from operating after capital expenditure) after net interest paid, before pension deficit payments (including the cash tax benefit of pension deficit payments) and specific items. It excludes cash flows that are determined at a corporate level independently of ongoing trading operations such as dividends, share buybacks, acquisitions and disposals, and repayment and raising of debt.

Normalised free cash flow is not a measure of the funds that are available for distribution to shareholders.

A reconciliation from cash inflow from operating activities, the most directly comparable IFRS measure, to free cash flow and normalised free cash flow, is set out below.

Year ended 31 March	2019 £m	2018 £m	2017 £m
Cash generated from operations	4,687	5,400	6,725
Tax paid	(431)	(473)	(551)

Net cash inflow from operating activities	4,256	4,927	6,174
Net purchase of property, plant and equipment and software	(3,637)	(3,341)	(3,119)

Free cash flow	619	1,586	3,055
Interest received	23	7	7
Interest paid	(531)	(555)	(629)
Add back pension deficit payments	2,024	872	274
Add back net cash flow from specific items	598	828	205
Add back net sale of non-current asset investments	1	19	(20)
Add back payments in respect of acquisition of spectrum licences	–	325	–
Remove refund on acquisition of spectrum licence	(21)	–	–
Remove cash tax benefit of pension deficit payments	(273)	(109)	(110)

Normalised free cash flow	2,440	2,973	2,782

Net debt

Net debt consists of loans and other borrowings (both current and non-current), less current asset investments and cash and cash equivalents. Loans and other borrowings are measured as the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this measure, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value.

Our net debt calculation starts from the expected future undiscounted cash flows that should arise when our financial instruments mature. We adjust these cash flows to reflect hedged risks that are re-measured under fair value hedges, as well as for the impact of the effective interest method. Currency-denominated balances within net debt are translated to sterling at swap rates where hedged.

Net debt is a measure of the group’s net indebtedness that provides an indicator of overall balance sheet strength. It is also a single measure that can be used to assess both the group’s cash position and its indebtedness. The use of the term ‘net debt’ does not necessarily mean that the cash included in the net debt calculation is available to settle the liabilities included in this measure.

BT Group plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

Alternative performance measures continued

Net debt is considered to be an alternative performance measure as it is not defined in IFRS. A reconciliation from loans and other borrowings, cash and cash equivalents, and current asset investments, the most directly comparable IFRS measures to net debt, is set out below.

At 31 March	2019 £m	2018 £m	2017 £m
Loans and other borrowings[a]	16,876	14,275	12,713
Cash and cash equivalents	(1,666)	(528)	(528)
Current investments	(3,214)	(3,022)	(1,520)

	11,996	10,725	10,665
Adjustments: To retranslate currency denominated balances at swapped rates where hedged[b]	(701)	(874)	(1,419)
To remove fair value adjustments and accrued interest applied to reflect the effective interest method[c]	(260)	(224)	(314)

Net debt	11,035	9,627	8,932

[a]	Includes overdrafts of £72m at 31 March 2019 (31 March 2018: £29m, 31 March 2017: £17m).
[b]	The translation difference between spot rate and hedged rate of loans and borrowings denominated in foreign currency.
[c]	Includes remaining fair value adjustments made on certain loans and other borrowings and accrued interest at the balance sheet date.

188 BT Group plc	Annual Report 2019

Additional information continued

Selected financial data

Summary group income statement

Year ended 31 March	2019 £m	2018 £m	2017 £m	2016 £m	2015 £m
Revenue
Adjusted	23,459	23,746	24,082	18,879	17,840
Specific items	(31)	(23)	(20)	133	128

	23,428	23,723	24,062	19,012	17,968
Operating costs
Adjusted	(19,613)	(19,755)	(19,947)	(15,051)	(14,185)
Specific items	(394)	(587)	(948)	(348)	(381)

	(20,007)	(20,342)	(20,895)	(15,399)	(14,566)
Operating profit
Adjusted	3,846	3,991	4,135	3,828	3,655
Specific items	(425)	(610)	(968)	(215)	(253)

	3,421	3,381	3,167	3,613	3,402
Net finance expense
Adjusted	(617)	(546)	(594)	(483)	(560)
Specific items	(139)	(218)	(210)	(229)	(299)

	(756)	(764)	(804)	(712)	(859)
Share of post tax (loss) profit of associates and joint ventures
Adjusted	1	(1)	(9)	6	(1)
Profit (loss) on disposal of interest in associates and joint ventures – specific items	–	–	–	–	25

	1	(1)	(9)	6	24
Profit before taxation
Adjusted	3,230	3,444	3,532	3,351	3,094
Specific items	(564)	(828)	(1,178)	(444)	(527)

	2,666	2,616	2,354	2,907	2,567
Taxation expense
Adjusted	(619)	(671)	(663)	(607)	(631)
Specific items	112	87	217	166	121

	(507)	(584)	(446)	(441)	(510)
Profit for the year
Adjusted	2,611	2,773	2,869	2,744	2,463
Specific items	(452)	(741)	(961)	(278)	(406)

	2,159	2,032	1,908	2,466	2,057

Basic earnings per share
Adjusted	26.3p	27.9p	28.9p	31.8p	30.6p
Specific items	(4.5)p	(7.4)p	(9.7)p	(3.3)p	(5.1)p

	21.8p	20.5p	19.2p	28.5p	25.5p

Average number of shares used in basic earnings per share (millions)	9,912	9,911	9,938	8,619	8,056
Average number of shares used in diluted earnings per share (millions)	9,975	9,961	9,994	8,714	8,191
Diluted earnings per share	21.6p	20.4p	19.1p	28.2p	25.1p
Dividends per share[a]	15.4p	15.4p	15.4p	14.0p	12.4p
Dividends per share, US cents[a,b]	20.1c	21.6c	19.3c	20.1c	18.4c

[a]

Dividends per share represents the dividend paid and proposed in respect of the relevant financial year. Under IFRS, interim dividends are recognised as a deduction from shareholders’ equity when they are paid, final dividends when they are approved.

[b]	Based on actual dividends paid and/or year end exchange rate on proposed dividends.

BT Group plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

Selected financial data continued

Summary group balance sheet

At 31 March	2019 £m	2018 (Restated)[a] £m	2017 £m	2016 £m	2015 £m
Intangible assets	14,385	14,447	15,029	15,450	3,170
Property, plant and equipment	17,835	17,000	16,498	15,971	13,498
Other non-current assets	3,623	3,046	3,970	2,997	3,040

Total non-current assets	35,843	34,493	35,497	34,418	19,708
Current assets less current liabilities	842	(1,836)	(4,050)	(3,103)	(356)

Total assets less current liabilities	36,685	32,657	31,447	31,315	19,352
Non-current loans and other borrowings	(14,776)	(11,994)	(10,081)	(11,025)	(7,862)
Retirement benefit obligations	(7,182)	(6,847)	(9,088)	(6,382)	(7,583)
Other non-current liabilities	(4,560)	(3,905)	(3,943)	(3,796)	(3,226)

Total assets less liabilities	10,167	9,911	8,335	10,112	681

Ordinary shares	499	499	499	499	419
Share premium account	1,051	1,051	1,051	1,051	1,051
Own shares	(167)	(186)	(96)	(115)	(165)
Merger reserve	4,147	6,647	6,647	8,422	998
Other reserves	718	534	884	685	502
Retained loss	3,919	1,366	(650)	(430)	(2,124)

Total equity	10,167	9,911	8,335	10,112	681

[a]

Certain results have been restated to reflect the update to the calculation of our IAS19 accounting valuation of retirement benefit obligations. See note 2 to the Condensed consoliated financial statements.

190
BT Group plc	Annual Report 2019

Additional information continued

Cautionary statement regarding forward-looking statements

This Annual Report contains certain forward-looking statements which are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: current and future years’ outlook; underlying revenue and revenue trends; EBITDA; free cash flow; capital expenditure; shareholder returns including dividends and share buyback; net debt; credit ratings; our group-wide transformation and restructuring programme, cost transformation plans and restructuring costs; investment in and roll out of our fibre network and its reach, innovations, increased speeds and speed availability; our broadband-based service and strategy; investment in and rollout of 5G; our investment in TV, enhancing our TV service and BT Sport; the investment in converged network; the recovery plan, operating charge, regular cash contributions and interest expense for our defined benefit pension schemes; effective tax rate; growth opportunities in networked IT services, the pay-TV services market, broadband, artificial intelligence and mobility and future voice; growth of, and opportunities available in, the communications industry and BT’s positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives, decisions and outcomes on operations, including the regulation of the UK fixed wholesale and retail businesses and the impact of the Commitments we gave to Ofcom to provide Openreach with greater strategic and operational independence following Ofcom’s Digital Communications Review; BT’s possible or assumed future results of operations and/or those of its associates and joint ventures; investment plans; adequacy of capital; financing plans and refinancing requirements; demand for and access to broadband and the promotion of broadband by third-party service providers; improvements to the control environment; and those statements preceded by, followed by, or that include the words ‘aims’, ‘believes’, ‘expects’, ‘anticipates’, ‘intends’, ‘will’, ‘should’,‘plans’, ‘strategy’, ‘future’, ‘likely’, ‘seeks’, ‘projects’, ‘estimates’ or similar expressions.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to:

market disruptions caused by technological change and/or intensifying competition from established players or new market entrants; unfavourable changes to our business where Ofcom raises competition concerns around market power; unfavourable regulatory changes; disruption to our business caused by an uncertain or adversarial political environment; geopolitical risks; adverse developments in respect of our defined benefit pension schemes; adverse changes in economic conditions in the markets served by BT, including interest rate risk, foreign exchange risk, credit risk, liquidity risk and tax risk; financial controls that may not prevent or detect fraud, financial misstatement or other financial loss; security breaches relating to our customers’ and employees’ data or breaches of data privacy laws; failures in the protection of the health, safety and wellbeing of our people or members of the public or breaches of health and safety law and regulations; controls and procedures that could fail to detect unethical or inappropriate behaviour by our people or associates; customer experiences that are not brand enhancing nor drive sustainable profitable revenue growth; failure to deliver, and other operational failures, with regard to our complex and high-value national and multinational customer contracts; changes to our customers’ needs or businesses that adversely affect our ability to meet contractual commitments or realise expected revenues, profitability or cash flow; termination of customer contracts; natural perils, network and system faults or malicious acts that could cause disruptions or otherwise damage our network; supply chain failure, software changes, equipment faults, fire, flood, infrastructure outages or sabotage that could interrupt our services; attacks on our infrastructure and assets by people inside BT or by external sources like hacktivists, criminals, terrorists or nation states; disruptions to the integrity and continuity of our supply chain (including any impact of global political developments with respect to Huawei); insufficient engagement from our people; and risks relating to our BT transformation plan. Certain of these factors are discussed in more detail elsewhere in this Annual Report including, without limitation, in Our approach to risk management on pages 44 to 54. BT undertakes no obligation to update any forward-looking statements whether written or oral that may be made from time to time, whether as a result of new information, future events or otherwise.

Material contracts

Excluding contracts entered into in the ordinary course of business, no contracts have been entered into in the two years preceding the date of this document by BT or another member of the group which are, or may be, material to the group or contain a provision under which a member of the group has an obligation or entitlement which is, or may be, material to BT or such other member of the group.

Notes

Notes

BT Group plc

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